Filed pursuant to Rule 424(b)(4)
File No. 333-139116
PROSPECTUS
7,000,000 Common Units
Representing Limited Partner Interests
Teekay Offshore Partners L.P.
$21.00 per common unit

    We are selling 7,000,000 common units. We have granted the underwriters an option to purchase up to 1,050,000 additional common units to cover over-allotments, if any.
    We are a Marshall Islands limited partnership recently formed by Teekay Shipping Corporation, a leading provider of marine services to the global oil and natural gas industries, as part of its strategy to expand its operations in the offshore oil marine transportation, processing and storage sectors. Immediately following this offering, we will own a 26.0% interest in and control Teekay Offshore Operating L.P., a Marshall Islands limited partnership (or OPCO), which will own substantially all of the offshore oil transportation and storage assets of Teekay Shipping Corporation. Although we are organized as a partnership, we have elected to be taxed as a corporation solely for U.S. federal income tax purposes. This is the initial public offering of our common units, which have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “TOO.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 18.
    These risks include the following:

•	Because our partnership interest in OPCO currently represents our only cash-generating asset, our cash flow initially will depend completely on OPCO’s ability to make distributions to its partners, including us.

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units.

•	OPCO must make substantial capital expenditures to maintain and expand the operating capacity of its fleet, which will reduce our cash available for distribution.

•	OPCO’s substantial debt levels may limit its or our flexibility in obtaining additional financing, pursuing other business opportunities and our paying distributions to you.

•	OPCO derives a substantial majority of its revenues from a limited number of customers, and the loss of any such customer could result in a significant loss of revenues and cash flow.

•	We depend on Teekay Shipping Corporation to assist us and OPCO in operating our businesses and competing in our markets.

•	Our growth depends on continued growth in demand for offshore oil transportation, processing and storage services.

•	Because payments under OPCO’s contracts of affreightment are based on the volume of oil it transports, the utilization of OPCO’s shuttle tanker fleet and the success of its shuttle tanker business depends upon continued production from existing or new oil fields it services, which is beyond our or OPCO’s control and generally declines naturally over time.

•	Teekay Shipping Corporation and its affiliates may engage in competition with OPCO and us.

•	Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Our general partner, which is owned and controlled by Teekay Shipping Corporation, makes all decisions on our behalf, subject to the limited voting rights of our common unitholders.

•	Even if public unitholders are dissatisfied, they cannot initially remove our general partner without Teekay Shipping Corporation’s consent.

•	You will experience immediate and substantial dilution of $16.72 per common unit.

•	Our general partner has a call right that may require you to sell your common units at an undesirable time or price.

•	We will be subject to taxes, which will reduce our cash available for distribution to you.
    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public Offering Price	$21.0000	$147,000,000
Underwriting Discount(1)	$ 1.3388	$ 9,371,600
Proceeds to Teekay Offshore Partners L.P. (before expenses)	$19.6612	$137,628,400

(1)	Excludes structuring fee of $551,250.
      The underwriters expect to deliver the common units to purchasers on or about December 19, 2006.

Citigroup	Merrill Lynch & Co.

Morgan Stanley	A.G. Edwards	Deutsche Bank Securities	Raymond James

Simmons & Company	DnB NOR Markets	Fortis Securities
           International
The date of this prospectus is December 13, 2006.

i

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY
      This summary highlights information contained elsewhere in this prospectus. Unless we otherwise specify, all information and data in this prospectus about our business and fleet refer to the business and fleet that will be contributed to us as of the closing of this offering. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes, unless otherwise noted, that the underwriters’ over-allotment option is not exercised. You should read “Risk Factors” for information about important factors that you should consider before buying the common units.
      All references in this prospectus to “our,” “we,” “us” and “the Partnership” refer to Teekay Offshore Partners L.P. and its subsidiaries, including Teekay Offshore Operating L.P. (or OPCO). All references in this prospectus to “OPCO” when used in a historical context refer to OPCO’s predecessor companies and their subsidiaries, and when used in the present tense or prospectively refer to OPCO and its subsidiaries, collectively, or to OPCO individually, as the context may require. Please read Note 1 to the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor included elsewhere in this prospectus for a description of OPCO’s predecessor companies. Upon the completion of this offering, Teekay Offshore Partners L.P. will own a 25.99% limited partner interest in OPCO as well as the 0.01% general partner interest in OPCO through its ownership of OPCO’s general partner, Teekay Offshore Operating GP L.L.C. References in this prospectus to “Teekay Shipping Corporation” refer, depending upon the context, to Teekay Shipping Corporation and/or any one or more of its subsidiaries. References in this prospectus to “our general partner” refer to Teekay Offshore GP L.L.C. References to “Petrojarl ASA” refer to Petrojarl ASA, which was renamed Teekay Petrojarl ASA on December 1, 2006. We include a glossary of some of the terms used in this prospectus in Appendix B. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.
Teekay Offshore Partners L.P.
      We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Shipping Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and our controlled affiliates to pursue growth opportunities in this market. Upon the closing of this offering, Teekay Shipping Corporation will own a 65.0% interest in us, including a 2.0% general partner interest through our general partner, which Teekay Shipping Corporation owns and controls.
      Upon the closing of this offering, we will own a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), which owns and operates the world’s largest fleet of shuttle tankers, in addition to floating storage and offtake (or FSO) units and double-hull conventional oil tankers. We will control OPCO through our ownership of its general partner, and Teekay Shipping Corporation will own the remaining 74.0% interest in OPCO.
      In addition to OPCO’s activities, we intend to expand our marine transportation and storage services to include floating production, storage and offloading (or FPSO) units, which produce and process oil offshore in addition to providing storage and offtake.
      OPCO’s fleet currently consists of:

•	Shuttle Tankers — 36 shuttle tankers, 24 of which are owned fully or jointly and 12 of which are chartered-in, and all of which operate under contracts of affreightment for various offshore oil fields or under fixed-rate time charter or bareboat charter contracts for specific oil field installations. The majority of the contract of affreightment volumes are life-of-field, which, according to data provided by Wood MacKenzie Ltd., have a weighted-average remaining life of 16 years. The time charters and bareboat charters have an average remaining contract term of approximately 6 years.
        A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading and positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Demand for shuttle tanker services is projected to grow significantly due to expected growth in worldwide offshore crude oil production, particularly in deep water and remote areas. According to Douglas-Westwood Ltd., worldwide oil transported via shuttle tankers is expected to increase from approximately 3.3 million barrels per day in 2006 to approximately 4.5 million barrels per day in 2015.

•	FSO Units — 4 FSO units, all of which are owned and operate under fixed-rate contracts with an average remaining term of approximately 5 years. An FSO unit provides on-site storage for an oil field installation that has no storage facilities or that requires supplemental storage. According to International Maritime Associates (or IMA), over the next five years the world FSO fleet will increase from 86 to between 117 and 127 units.

•	Conventional Oil Tankers — 9 Aframax-class conventional crude oil tankers, all of which are owned and operate under fixed-rate time charters with Teekay Shipping Corporation with an average remaining term of approximately 8 years.
      In June 2006, Teekay Shipping Corporation entered into an agreement with Petrojarl ASA to form a joint venture company called Teekay Petrojarl Offshore through which the joint venture partners have agreed to exclusively pursue new opportunities involving FPSO and FSO units. Petrojarl ASA is one of the largest independent FPSO operators and deployed the first FPSO in the North Sea in 1986. Pursuant to an omnibus agreement we will enter into upon the closing of this offering, Teekay Shipping Corporation will offer to us its interest in certain future FPSO and FSO projects under the joint venture agreement. On October 18, 2006, Teekay Shipping Corporation completed a tender offer for the outstanding shares of Petrojarl ASA, resulting in Teekay Shipping Corporation owning a majority of, and having the ability to control, Petrojarl. Demand for FPSO units is projected to grow significantly due to expected growth in worldwide crude oil production, particularly in deep waters and remote areas. According to IMA, over the next five years the world FPSO fleet will increase from 111 units to between 198 and 209 units.
      Under the omnibus agreement, Teekay Shipping Corporation also will be obligated to offer to us prior to the end of the second quarter of 2008 the opportunity to acquire two shuttle tankers and one FSO unit currently undergoing conversion from conventional oil tankers or being upgraded. The two shuttle tankers will operate under 13-year bareboat charters and the FSO unit will operate under a 7-year time charter. Teekay Shipping Corporation will also be obligated to offer to us under the omnibus agreement certain other shuttle tankers, FSO units and FPSO units it may acquire in the future.
      Teekay Shipping Corporation formed OPCO in September 2006 and has subsequently transferred to it a majority of OPCO’s operating assets. These transactions and additional transactions relating to OPCO that will occur prior to or at the closing of this offering and described in this prospectus will affect OPCO’s results compared to the historical results of its predecessors. The most significant of these changes are described in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects.”
Business Opportunities
      We believe the following industry dynamics create a favorable environment to expand our business:

•	Growing offshore oil production. The following trends forecasted by Douglas-Westwood Ltd. should support continued growth in the offshore sector:

•	offshore oil production will grow from approximately 33% of global oil production in 2005 to approximately 37% by 2015;

•	deepwater oil production will increase from approximately 3 million barrels per day in 2005, or 12% of offshore production, to over 8 million barrels per day in 2015, or approximately 25% of offshore production; and

•	after 2010, all growth in global offshore oil production will be from deep waters.

We believe this forecasted growth in deepwater offshore oil production will increase demand for shuttle tankers and FPSO units compared to pipelines or fixed production platforms, which may not be economical or technically feasible in deep waters and remote areas.

•	Increased outsourcing of offshore services. We believe there is a growing trend among major oil companies to outsource to independent contractors offshore transportation, processing and storage functions. We also believe there is a growing number of smaller oil companies entering the offshore sector, as oil demand and prices drive future exploration and production. Smaller oil companies generally outsource their offshore service requirements due to capital expenditure constraints and lack of in-house expertise. These smaller companies primarily focus on marginal or remote projects, which favor the employment of shuttle tankers, FSO units and FPSO units.

•	Customer demand for dependable and integrated solutions. Many offshore projects, particularly those located in deep water or remote locations, require a combination of the types of offshore services OPCO provides. Major oil companies are highly selective in their choice of contractors to provide these services due to the high level of capital investment and the need for uninterrupted production from the oil fields. We believe we can bundle services and offer a reliable, integrated “one-stop-shop” solution for customers in the offshore sector.
      We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to expand our business.
Competitive Strengths
      We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	Leading position in the shuttle tanker sector. OPCO is the world’s largest owner and operator of shuttle tankers, as it owned or operated 36 of the 58 vessels in the world shuttle tanker fleet as at November 1, 2006. OPCO’s large fleet size ensures that it can provide comprehensive coverage of charterers’ requirements and provides opportunities to enhance the efficiency of operations and increase fleet utilization.

•	Offshore operational expertise and enhanced growth opportunities through our relationship with Teekay Shipping Corporation. Teekay Shipping Corporation has achieved a global brand name in the shipping industry and the offshore market, developed an extensive network of long-standing relationships with major oil companies and earned a reputation for reliability, safety and excellence. We expect to benefit from Teekay Shipping Corporation’s over 25-year history of providing shuttle tanker and offshore services to customers through access to its personnel, pursuant to services agreements, and its competitiveness in bidding for new projects. Additionally, we expect to benefit from improved leverage with leading shipyards during periods of vessel production constraints and from Teekay Shipping Corporation’s control of and joint venture with Petrojarl ASA and our rights to participate in certain Petrojarl FPSO projects under the omnibus agreement.

•	Cash flow stability from contracts with leading energy companies. We benefit from stability in cash flows due to the long-term, fixed-rate contracts underlying most of OPCO’s business. OPCO is able to secure long-term contracts because its services are an integrated part of offshore oil field projects and a critical part of the logistics chain of the fields.

•	Disciplined vessel acquisition strategy and successful project execution. OPCO’s fleet has been built through successful new project tenders and acquisitions, and this strategy has contributed significantly to its leading position in the shuttle tanker market.

•	Financial flexibility to pursue acquisitions and other expansion opportunities. We believe our financial flexibility will provide us with acquisition and expansion opportunities. OPCO has access to approximately $1.6 billion under credit facilities for working capital and acquisition purposes, approximately $300 million of which we anticipate will be undrawn.
Business Strategies
      Our primary business objective is to increase distributions per unit by executing the following strategies:

•	Expand global operations in high growth regions. As offshore exploration and production activity continues to accelerate worldwide, we will seek to continue to expand shuttle tanker and FSO unit operations into growing offshore markets such as Brazil and Australia. In addition, we intend to pursue opportunities in new markets such as Arctic Russia, Eastern Canada, the Gulf of Mexico, Asia and Africa.

•	Pursue opportunities in the FPSO sector. We believe Teekay Shipping Corporation’s control of and joint venture with Petrojarl ASA will enable us to competitively pursue FPSO projects anywhere in the world by combining Petrojarl’s engineering and operational expertise with Teekay Shipping Corporation’s global marketing organization and extensive customer and shipyard relationships.

•	Acquire additional vessels on long-term fixed-rate contracts. We intend to continue acquiring shuttle tankers and FSO units with long-term contracts, rather than ordering vessels on a speculative basis, and we intend to follow this same practice in acquiring FPSO units. We also anticipate growing by acquiring additional limited partner interests in OPCO that Teekay Shipping Corporation may offer us in the future.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. Energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage OPCO’s and Teekay Shipping Corporation’s operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

•	Manage the conventional tanker fleet to provide stable cash flows. The terms for OPCO’s existing long-term conventional tanker charters are 5 to 12 years. We believe the fixed-rate time charters for these tankers will provide stable cash flows during their terms and a source of funding for expanding offshore operations.
Risk Factors
      An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under the caption “Risk Factors” immediately following this summary beginning on page 18.
The Transactions
      We were recently formed as a Marshall Islands limited partnership to hold an interest in OPCO and its subsidiaries, which own and operate a fleet of shuttle tankers, FSO units and conventional oil tankers, and to hold interests in other entities through which we may expand our business.
      Prior to the closing of this offering, Teekay Shipping Corporation and OPCO have entered, or will enter, into transactions by which, among other things, OPCO will acquire its fleet of 36 shuttle tankers, four FSO units and nine Aframax-class conventional tankers. In addition, in October 2006 OPCO amended an existing credit facility to provide for borrowings of up to $455 million and entered into a new $940 million revolving credit facility. Prior to the closing, OPCO will pay a dividend to Teekay Shipping Corporation in an amount sufficient to decrease OPCO’s cash balance to $90.0 million, which dividend would have been $154.1 million as of June 30, 2006 and which we anticipate will be approximately $160 million based on our estimated cash balance at the closing of this offering. For a description of these transactions, please read Notes 1 and 3 to our pro forma consolidated financial statements included elsewhere in this prospectus.
      At or prior to the closing of this offering, the following transactions will occur to transfer to us a 26.0% interest in OPCO and effect the public offering of our common units:

•	Teekay Shipping Corporation will transfer to us a 25.99% limited partner interest in OPCO and will transfer to us its 100% interest in Teekay Offshore Operating GP L.L.C., which holds a 0.01% general partner interest in OPCO;

•	we will issue to Teekay Shipping Corporation 2,800,000 common units and 9,800,000 subordinated units, representing a 63.0% limited partner interest in us, and non-interest bearing promissory notes with an aggregate principal amount approximating the net proceeds of this offering (the TSC Notes);

•	we will issue to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, the 2.0% general partner interest in us and all of our incentive distribution rights,

which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.4025 per unit per quarter; and

•	we will issue 7,000,000 common units to the public in this offering, representing a 35.0% limited partner interest in us, and will use the net proceeds of this offering, estimated at $134.4 million, to repay the TSC Notes. Please read “Use of Proceeds.”
      In addition, at or prior to the closing of this offering:

•	we will enter into an omnibus agreement with Teekay Shipping Corporation, our general partner and others governing, among other things:

•	when we and Teekay Shipping Corporation may compete with each other; and

•	certain rights of first offer on shuttle tankers, FSO units, FPSO units and conventional oil tankers;

•	we, OPCO and operating subsidiaries of OPCO will enter into various services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries will agree to provide to us and OPCO administrative services and to OPCO’s operating subsidiaries strategic consulting, advisory, ship management, technical and/or administrative services; and

•	operating subsidiaries of OPCO will enter into fixed-rate time-charter contracts with Teekay Shipping Corporation pursuant to which Teekay Shipping Corporation will charter OPCO’s nine conventional oil tankers for initial terms ranging from approximately 5 to 12 years, with an average term of approximately 8 years.
      For further details on our agreements with Teekay Shipping Corporation and OPCO’s credit facilities, please read “Certain Relationships and Related Party Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities.”

Holding Company Structure
      We are a holding entity and will conduct our operations and business through controlled affiliates, as is common with publicly traded limited partnerships, to maximize operational flexibility. Initially, we will conduct all of our operations through OPCO and its subsidiaries. We intend to conduct additional operations in the future through wholly owned subsidiaries.

Organizational Structure After the Transactions
      The following diagram depicts our organizational structure after giving effect to the transactions described above:

Public Common Units	35.0%
Teekay Shipping Corporation’s Common Units	14.0
Teekay Shipping Corporation’s Subordinated Units	49.0
Teekay Shipping Corporation’s General Partner Interest	2.0

100.0%

Management of Teekay Offshore Partners L.P.
      Our general partner, Teekay Offshore GP L.L.C., a Marshall Islands limited liability company, will manage our operations and activities. The Chief Executive Officer and Chief Financial Officer and three of the directors of Teekay Offshore GP L.L.C. also serve as executive officers or directors of Teekay Shipping Corporation and of the general partner of Teekay LNG Partners L.P. (NYSE: TGP). For more information about these individuals, please read “Management — Directors and Executive Officers of Teekay Offshore GP L.L.C.”
      Our wholly owned subsidiary, Teekay Offshore Operating GP L.L.C., the general partner of OPCO, will manage OPCO’s operations and activities. The board of directors of our general partner has the authority to appoint and elect the directors of Teekay Offshore Operating GP L.L.C., who in turn appoint the officers of Teekay Offshore Operating GP L.L.C. Certain directors and officers of our general partner also serve as directors or executive officers of OPCO’s general partner. The partnership agreement of OPCO will provide that certain actions relating to OPCO must be approved by the board of directors of our general partner on our behalf. These actions will include, among other things, establishing maintenance capital and other cash reserves and the determination of the amount of quarterly distributions by OPCO to its partners, including us. Please read “Certain Relationships and Related Party Transactions — OPCO Partnership Agreement and Teekay Offshore Operating GP L.L.C. Limited Liability Company Agreement.”
      Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or its directors.
      Our general partner will not receive any management fee or other compensation in connection with its management of our business, but it will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Our general partner will also be entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights. Please read “Certain Relationships and Related Party Transactions” and “Management — Reimbursement of Expenses of Our General Partner.”
      We, OPCO and operating subsidiaries of OPCO will enter into various services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries will provide to us and OPCO all of our and OPCO’s administrative services and to OPCO’s operating subsidiaries substantially all of their strategic consulting, advisory, ship management, technical and/or administrative services. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”
Principal Executive Offices and Internet Address; SEC Filing Requirements
      Our principal executive offices are located at Bayside House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas, and our phone number is (242) 502-8820. Our website is located at http://www.teekayoffshore.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website, including Teekay Shipping Corporation’s website, is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. Please see “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.
Summary of Conflicts of Interest and Fiduciary Duties
      Teekay Offshore GP L.L.C., our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty is commonly referred to as a “fiduciary” duty. However, because Teekay Offshore GP L.L.C. is owned by Teekay Shipping Corporation, the officers and directors of Teekay Offshore GP L.L.C. also have fiduciary duties to manage the business of Teekay Offshore GP L.L.C. in a manner beneficial to Teekay Shipping Corporation. In addition:

•	the Chief Executive Officer and Chief Financial Officer and three of the directors of Teekay Offshore GP L.L.C. also serve as executive officers or directors of Teekay Shipping Corporation and of the general partner of Teekay LNG Partners L.P. and as the executive officers and directors of OPCO’s general partner;

•	Teekay Shipping Corporation and its other affiliates may engage in competition with us; and

•	we have entered into arrangements, and may enter into additional arrangements, with Teekay Shipping Corporation and certain of its subsidiaries relating to the chartering of certain vessels, the provision of certain services and other matters.
Please read “Management” and “Certain Relationships and Related Party Transactions.”
      The general partner of OPCO has a fiduciary duty to manage OPCO in a manner beneficial to us, as the general partner’s owner, and to OPCO’s limited partners, including us and Teekay Shipping Corporation. Our general partner’s board of directors will appoint the directors of OPCO’s general partner. The board of directors of our general partner, which includes some of the directors and executive officers of Teekay Shipping Corporation, may resolve any conflict between the interests of us and our unitholders and Teekay Shipping Corporation and its affiliates, and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not be in the best interest of us or our unitholders.
      As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and Teekay Shipping Corporation and its other affiliates, including our general partner and OPCO, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.”
      In addition, our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held under Marshall Islands law. For example, our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders. By purchasing a common unit, you are agreeing to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement. Please read “Conflicts of Interest and Fiduciary Duties” for a description of the fiduciary duties that would otherwise be imposed on our general partner under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law.
      For a description of other relationships we have with our affiliates, please read “Certain Relationships and Related Party Transactions.”

The Offering

Common units offered to the public	7,000,000 common units. 8,050,000 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after this offering	9,800,000 common units and 9,800,000 subordinated units, each representing a 49.0% limited partner interest in us.

Use of proceeds	We intend to use the net proceeds of this offering to repay non-interest bearing promissory notes we will issue to Teekay Shipping Corporation as partial consideration for our acquisition of our 26.0% interest in OPCO.

The net proceeds from any exercise of the underwriters’ over-allotment option will be used to redeem common units from Teekay Shipping Corporation equal to the number of units for which the underwriters exercise their over-allotment option.

Teekay Shipping Corporation may use amounts it receives in connection with this offering to repay borrowings under one of its credit facilities, under which affiliates of Citigroup Global Markets Inc., Fortis Securities LLC, DnB NOR Markets, Inc. and Deutsche Bank Securities are lenders. Please read “Underwriting” for additional information.

Cash distributions	We intend to make minimum quarterly distributions of $0.35 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner in reimbursement for all expenses incurred by it on our behalf. In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from prior quarters;

• second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.35; and

• third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received an aggregate distribution of $0.4025.

If cash distributions exceed $0.4025 per unit in a quarter, our general partner will receive increasing percentages, up to 50.0% (including its 2.0% general partner interest), of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.”

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix B. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distributions to be distributed on all units.

The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units,

subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering is $28.0 million.

We believe, based on the estimates contained in and the assumptions listed under “Our Cash Distribution Policy and Restrictions on Distributions — Pro Forma and Forecasted Cash Available for Distribution” and “— Summary of Significant Policies and Forecast Assumptions,” that we will have sufficient cash available for distributions to enable us to pay 100.0% of the minimum quarterly distribution of $0.35 per unit on all of our common and subordinated units for each full quarter through December 31, 2007.

Our pro forma cash available generated during 2005 and the twelve months ended June 30, 2006 would have been sufficient to allow us to pay 100.0% of the minimum quarterly distributions on our common units and 98.8% and 67.4%, respectively, of the minimum quarterly distributions on our subordinated units during those periods. Please read “Our Cash Distribution Policy and Restrictions on Distributions — Pro Forma and Forecasted Cash Available for Distribution.”

Subordinated units	Teekay Shipping Corporation will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.35 per unit only after the common units have received the minimum quarterly distribution plus any cumulative arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $1.40 on each outstanding unit and the corresponding distribution on the 2.0% general partner interest for any three consecutive four- quarter periods ending on or after December 31, 2009. The subordination period may also end prior to December 31, 2009, if certain financial tests are met as described below.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of subordinated units	If we have earned and paid at least $2.10 (150.0% of the annualized minimum quarterly distribution) on each outstanding unit for any four-quarter period ending on or before the date of determination, the subordinated units will convert into common units. Please read “How We Make Cash Distributions — Subordination Period.”

Issuance of additional units	Our partnership agreement allows us to issue an unlimited number of units without the consent of our unitholders.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Teekay Shipping Corporation will own an aggregate of approximately 64.3% of our common and subordinated units (approximately 58.9% if the underwriters exercise their option to purchase additional common units in full). This initially will give Teekay Shipping Corporation the ability to prevent removal of our general partner. Please read “The Partnership Agreement — Voting Rights.”

Call right	If at any time our general partner and its affiliates own more than 80.0% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

U.S. federal income tax considerations	Although we are organized as a partnership, we have elected to be taxed as a corporation solely for U.S. federal income tax purposes. We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends, and if you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, such dividends are expected to be taxable as “qualified dividend income” currently subject to a maximum 15.0% U.S. federal income tax rate. Other distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2009, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be approximately 70.0% of the total cash distributions you receive for that period. Please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Ratio of Dividend Income to Distributions” for the basis and assumptions for this estimate. Please also read “Risk Factors — Tax Risks” for a discussion of proposed legislation regarding qualified dividend income.

Exchange listing	Our common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “TOO.”

Summary Historical and Pro Forma Financial and Operating Data
      The following table presents, in each case for the periods and as at the dates indicated, summary:

•	historical financial and operating data of Teekay Offshore Partners Predecessor; and

•	pro forma financial and operating data of Teekay Offshore Partners L.P.
      The summary historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the years ended December 31, 2001, 2002 and 2003 are derived from the unaudited combined consolidated financial statements of Teekay Offshore Partners Predecessor, which are not included in this prospectus;

•	the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the years ended December 31, 2004 and 2005 are derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor included elsewhere in this prospectus; and

•	the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the six months ended June 30, 2005 and June 30, 2006 are derived from the unaudited combined consolidated financial statements of Teekay Offshore Partners Predecessor, which, other than the unaudited combined balance sheet as at June 30, 2005, are included elsewhere in this prospectus.
      The unaudited pro forma financial data of Teekay Offshore Partners L.P. presented for the year ended December 31, 2005 and as at and for the six months ended June 30, 2006 are derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The pro forma income statement data for the year ended December 31, 2005 and for the six months ended June 30, 2006 assumes this offering and related transactions occurred on January 1, 2005. The pro forma balance sheet data assumes this offering and related transactions occurred on June 30, 2006. A more complete explanation of the pro forma data can be found in our unaudited pro forma consolidated financial statements.
      Net voyage revenues (i.e. voyage revenues less voyage expenses) for Teekay Offshore Partners Predecessor for 2005, the six months ended June 30, 2005 and the six months ended June 30, 2006 were $733.0 million, $367.9 million and $338.4 million, respectively. The decrease in net voyage revenues from the first half of 2005 to the first half of 2006 was primarily due to:

•	A decrease of $17.3 million from the conventional oil tanker segment. During the first six months of 2006, the average number of chartered-in conventional tankers was lower than the same period in 2005. All chartered-in conventional tankers were operated by Navion Shipping Ltd. On July 1, 2006, OPCO transferred Navion Shipping Ltd. to Teekay Shipping Corporation.

•	A decrease of $12.2 million from the shuttle tanker segment, primarily due to the sale of two older shuttle tankers in March and October 2005 and a decrease from shuttle tankers servicing contracts of affreightment. In 2006, annual seasonal maintenance of North Sea oil field facilities primarily occurred in the second quarter instead of the third quarter, as is typical and as occurred in 2005. The annual maintenance season results in a decline in oil production on certain oil fields in the North Sea at which OPCO’s shuttle tankers are employed under contracts of affreightment.
      Net income for Teekay Offshore Partners Predecessor for 2005 and the six months ended June 30, 2005 was $84.7 million and $69.2 million, respectively. Teekay Offshore Partners Predecessor incurred a loss of $16.8 million for the six months ended June 30, 2006. The change from net income to a net loss from the first half of 2005 to the first half of 2006 was primarily due to:

•	A decrease in revenues as stated above.

•	Foreign exchange loss of $18.7 million in the first six months of 2006 compared to foreign exchange gain of $25.7 million for the same period in 2005. OPCO’s foreign currency exchange gains and losses, substantially all of which have been unrealized, are due primarily to the period-end revaluation of Norwegian Kroner-denominated advances from affiliates. Prior to the closing of this offering, OPCO’s debt will be in U.S. Dollars, which we believe will reduce the fluctuations in operating results from foreign exchange gains and losses.

•	Income tax expense of $7.8 million in the first six months of 2006 compared to an income tax recovery of $15.8 million for the same period in 2005.
      Although results for the third quarter ended September 30, 2006 are not yet available, we expect higher net income than for the second quarter ended June 30, 2006, primarily due to higher revenues from our shuttle tanker segment and a small gain from the sale of an older shuttle tanker. Higher revenues expected in our shuttle tanker segment in the third quarter are primarily due to higher utilization of the shuttle tanker fleet as a result of the completion during the second quarter of seasonal maintenance of certain North Sea offshore oil facilities. In addition, time charter rates on certain shuttle tankers increased as a result of recent contract renewals at higher rates. We are not aware of any material events that occurred in the third quarter that we believe will have an adverse impact on the third quarter financial results or that change our forecast for the year ending December 31, 2007.
      The following table includes two financial measures, net voyage revenues and EBITDA, which we use in our business and are not calculated or presented in accordance with GAAP. We explain these measures and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in “— Non-GAAP Financial Measures” below.

      The following table should be read together with, and is qualified in its entirety by reference to, the historical combined consolidated and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Historical							Pro Forma

						Six
						Months			Six
						Ended		Year	Months
	Years Ended December 31,					June 30,		Ended	Ended
								December 31,	June 30,
	2001	2002	2003	2004	2005	2005	2006	2005	2006

	(unaudited)			(audited)		(unaudited)		(unaudited)

	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$137,258	$156,745	$747,383	$986,504	$807,548	$400,315	$386,724	$678,888	$349,299

Operating expenses:
Voyage expenses(1)	7,447	8,894	146,893	118,819	74,543	32,400	48,344	93,935	60,186
Vessel operating expenses(2)	31,617	42,395	87,507	105,595	104,475	52,900	52,954	114,843	57,545
Time-charter hire expenses	—	—	235,976	372,449	373,536	176,276	165,935	145,423	76,288
Depreciation and amortization	45,167	49,579	93,269	118,460	107,542	55,620	51,331	116,922	56,138
General and administrative	10,424	11,733	33,968	65,819	85,856	37,838	43,469	61,546	32,265
Vessel and equipment writedowns and (gain) loss on sale of vessels	—	—	63	(3,725)	2,820	5,369	1,845	(9,423)	(305)
Restructuring charge	—	—	—	—	955	—	453	955	453

Total operating expenses	94,655	112,601	597,676	777,417	749,727	360,403	364,331	524,201	282,570

Income from vessel operations	42,603	44,144	149,707	209,087	57,821	39,912	22,393	154,687	66,729
Interest expense	(31,090)	(28,136)	(46,872)	(43,957)	(39,791)	(20,100)	(24,504)	(73,458)	(36,961)
Interest income	999	549	1,278	2,459	4,605	2,271	3,291	5,265	3,834
Equity income (loss) from joint ventures	2,634	4,597	5,047	6,162	5,199	2,573	3,191	(971)	(49)
Gain (loss) on sale of marketable securities	(1,415)	(1,227)	517	94,222	—	—	—	—	—
Foreign currency exchange gain (loss)(3)	3,685	(35,121)	(17,821)	(37,910)	34,178	25,730	(18,688)	9,281	(4,339)
Income tax recovery (expense)	(4,963)	(8,116)	(30,035)	(28,188)	13,873	15,786	(7,762)	13,873	(7,762)
Other — net	2,923	1,313	4,455	14,064	9,091	3,694	5,694	5,689	5,694
Non-controlling interest	(2,345)	(1,212)	(2,763)	(2,167)	(229)	(692)	(414)	(87,248)	(21,541)

Net income (loss)	$13,031	$(23,209)	$63,513	$213,772	$84,747	$69,174	$(16,799)	$27,118	$5,605

Pro forma net income per common unit (basic and diluted)(4)								$1.40	$0.56

Balance Sheet Data (at end of period):
Cash and marketable securities	$32,605	$39,754	$160,957	$143,729	$128,986	$119,495	$133,962		$90,000
Vessels and equipment(5)	709,787	725,263	1,431,947	1,427,481	1,300,064	1,346,328	1,260,765		1,528,480
Total assets	878,816	1,002,452	2,037,855	2,040,642	1,884,017	1,913,756	1,866,330		2,038,218
Total debt(6)	456,761	673,074	1,354,392	1,210,998	991,855	1,045,094	971,992		1,317,314
Non-controlling interest(7)	13,199	14,412	15,525	14,276	11,859	14,597	11,770		437,450
Total owner’s/partners’ equity	369,287	262,835	529,794	659,212	740,379	727,052	727,801		138,405

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$34,054	$12,110	$227,297	$242,592	$152,687	$81,232	$48,705
Financing activities	298,471	151,340	731,329	(69,710)	(201,554)	(153,647)	(42,602)
Investing activities	(299,920)	(156,301)	(837,423)	(190,110)	34,124	48,182	(1,127)

Other Financial Data:
Net voyage revenues	$129,811	$147,851	$600,490	$867,685	$733,005	$367,915	$338,380	$584,953	$289,113
EBITDA(8)	93,252	62,073	232,411	401,918	213,602	126,837	63,507	198,360	102,632
Capital expenditures:
Expenditures for vessels and equipment	128,297	56,017	146,279	170,630	24,760	7,116	5,054	23,675	5,054
Expenditures for drydocking	4,774	9,038	11,980	9,174	8,906	2,679	3,780	8,906	3,780

Fleet Data:
Average number of shuttle tankers(9)	8.7	11.1	30.5	37.9	35.8	35.9	35.1	37.9	37.2
Average number of conventional tankers(9)	7.1	7.0	27.4	40.7	41.2	40.2	34.3	10.5	10.0
Average number of FSO units(9)	1.7	2.0	2.2	3.0	3.0	3.0	3.0	3.0	3.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Norwegian Kroner-denominated advances from affiliates, which totaled $157.6 million at June 30, 2006, $164.6 million at December 31, 2005 and $188.5 million at December 31, 2004.

(4)	Please read Note 6 of our unaudited pro forma consolidated financial statements included in this prospectus for a calculation of our pro forma net income per unit.

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on newbuildings.

(6)	Total debt includes long-term debt, capital lease obligations and advances from affiliates.

(7)	Historical non-controlling interest represents minority interests of third parties in joint ventures to which OPCO or its subsidiaries were a party. Pro forma non-controlling interest represents these minority interests and the minority interests in OPCO’s five 50%-owned joint ventures that OPCO has consolidated on a pro forma basis, together with Teekay Shipping Corporation’s 74.0% limited partner interest in OPCO.

(8)	EBITDA is calculated as net income (loss) before interest, taxes, depreciation and amortization, as set forth in “— Non-GAAP Financial Measures” below, which also includes reconciliations of EBITDA to our most directly comparable GAAP financial measures. EBITDA includes the following items:

	Historical							Pro Forma

						Six
						Months			Six
						Ended		Year	Months
	Years Ended December 31,					June 30,		Ended	Ended
								December 31,	June 30,
	2001	2002	2003	2004	2005	2005	2006	2005	2006

	(unaudited)			(audited)		(unaudited)		(unaudited)

	(in thousands)
Vessel and equipment writedowns and gain (loss) on sale of vessels	$—	$—	$(63)	$3,725	$(2,820)	$(5,369)	$(1,845)	$9,423	$305
Gain (loss) on sale of marketable securities	(1,415)	(1,227)	517	94,222	—	—	—	—	—
Foreign currency exchange gain (loss)	3,685	(35,121)	(17,821)	(37,910)	34,178	25,730	(18,688)	9,281	(4,339)

Total	$2,270	$(36,348)	$(17,367)	$60,037	$31,358	$20,361	$(20,533)	$18,704	$(4,034)

(9)	Historical average number of ships consists of the average number of owned (excluding vessels owned by OPCO’s five 50%-owned joint ventures) and chartered-in vessels that were in OPCO’s possession during a period. Pro forma average number of ships consists of the average number of chartered-in and owned vessels (including vessels owned by OPCO’s 50%-owned joint ventures, as OPCO has consolidated the five joint ventures on a pro forma basis) in OPCO’s possession during the pro forma periods.

Non-GAAP Financial Measures
      This discussion presents:

•	Non-GAAP financial measures included above in “Summary Historical and Pro Forma Financial and Operating Data;” and

•	Reconciliations of these non-GAAP financial measures to our most directly comparable financial measures under GAAP.

      Net Voyage Revenues. Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If OPCO, as the shipowner, pays the voyage expenses, it typically passes the approximate amount of these expenses on to its customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we refer to as net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages.
      The following table reconciles net voyage revenues with voyage revenues:

	Historical							Pro Forma

						Six
						Months			Six
						Ended		Year	Months
	Years Ended December 31,					June 30,		Ended	Ended
								December 31,	June 30,
	2001	2002	2003	2004	2005	2005	2006	2005	2006

	(unaudited)			(audited)		(unaudited)		(unaudited)

	(in thousands)
Voyage revenues	$137,258	$156,745	$747,383	$986,504	$807,548	$400,315	$386,724	$678,888	$349,299
Voyage expenses	7,447	8,894	146,893	118,819	74,543	32,400	48,344	93,935	60,186

Net voyage revenues	$129,811	$147,851	$600,490	$867,685	$733,005	$367,915	$338,380	$584,953	$289,113

      EBITDA. Earnings before interest, taxes, depreciation and amortization is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

•	Financial and operating performance. EBITDA assists our management and investors by increasing the comparability of the fundamental performance of OPCO and us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring the ongoing financial and operational strength and health of OPCO and us in assessing whether to continue to hold common units.

•	Liquidity. EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of OPCO and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA provides a consistent measure of OPCO’s ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) OPCO’s proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA as a liquidity measure also permits investors to assess the fundamental ability of OPCO and us to generate cash sufficient to meet cash needs, including distributions on our common units.
      EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Historical							Pro Forma

						Six Months			Six
						Ended		Year	Months
	Years Ended December 31,					June 30,		Ended	Ended
								December 31,	June 30,
	2001	2002	2003	2004	2005	2005	2006	2005	2006

	(unaudited)			(audited)		(unaudited)		(unaudited)

	(in thousands)
Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	$13,031	$(23,209)	$63,513	$213,772	$84,747	$69,174	$(16,799)	$27,118	$5,605
Depreciation and amortization	45,167	49,579	93,269	118,460	107,542	55,620	51,331	116,922	56,138
Interest expense, net	30,091	27,587	45,594	41,498	35,186	17,829	21,213	68,193	33,127
Provision (benefit) for income taxes	4,963	8,116	30,035	28,188	(13,873)	(15,786)	7,762	(13,873)	7,762

EBITDA	$93,252	$62,073	$232,411	$401,918	$213,602	$126,837	$63,507	$198,360	$102,632

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$34,054	$12,110	$227,297	$242,592	$152,687	$81,232	$48,705	$212,382	$81,895
Non-controlling interest	(2,345)	(1,212)	(2,763)	(2,167)	(229)	(692)	(414)	(87,248)	(21,541)
Expenditures for drydocking	4,774	9,038	11,980	9,174	8,906	2,679	3,780	8,906	3,780
Interest expense, net	30,091	27,587	45,594	41,498	35,186	17,829	21,213	66,973	32,516
Gain (loss) on sale of vessels	—	—	(63)	3,725	9,423	4,831	305	9,423	305
Gain (loss) on sale of marketable securities, net of writedowns	(1,415)	(1,227)	(4,393)	94,222	—	—	—	—	—
Loss on writedown of vessels and equipment	—	—	—	—	(12,243)	(10,200)	(2,150)	—	—
Write-off of capitalized loan costs	—	—	—	—	—	—	—	(3,402)	—
Equity income (net of dividends received)	2,540	2,849	(1,234)	(1,338)	2,449	2,573	691	(971)	(49)
Change in working capital	25,341	12,000	(10,602)	37,709	(22,951)	(3,918)	9,870	(22,951)	9,870
Foreign currency exchange gain (loss) and other, net	212	928	(33,405)	(23,497)	40,374	32,503	(18,493)	15,248	(4,144)

EBITDA	$93,252	$62,073	$232,411	$401,918	$213,602	$126,837	$63,507	$198,360	$102,632

RISK FACTORS
      Although many of our business risks are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our common units.
      If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.
Risks Inherent in Our Business

Because our partnership interest in OPCO currently represents our only cash-generating asset, our cash flow initially will depend completely on OPCO’s ability to make distributions to its partners, including us.
      Our cash flow initially will depend completely on OPCO’s distributions to us as one of its partners. The amount of cash OPCO can distribute to its partners will principally depend upon the amount of cash it generates from its operations, which may fluctuate from quarter to quarter based on, among other things:

•	the rates its obtains from its charters and contracts of affreightment;

•	the price and level of production of, and demand for, crude oil, particularly the level of production at the offshore oil fields OPCO services under contracts of affreightment;

•	the level of its operating costs, such as the cost of crews and insurance;

•	the number of off-hire days for its fleet and the timing of, and number of days required for, drydocking of its vessels;

•	the rates, if any, at which OPCO may be able to redeploy shuttle tankers in the spot market as conventional oil tankers during any periods of reduced or terminated oil production at fields serviced by contracts of affreightment;

•	delays in the delivery of any newbuildings or vessels undergoing conversion and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of its business.
      The actual amount of cash OPCO will have available for distribution also will depend on other factors such as:

•	the level of capital expenditures it makes, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;

•	its debt service requirements and restrictions on distributions contained in its debt instruments;

•	fluctuations in its working capital needs;

•	its ability to make working capital borrowings; and

•	the amount of any cash reserves, including reserves for future maintenance capital expenditures, working capital and other matters, established by the board of directors of our general partner.
      OPCO’s limited partnership agreement provides that it will distribute its available cash to its partners on a quarterly basis. OPCO’s available cash includes cash on hand less any reserves that may be appropriate for operating its business. The amount of OPCO’s quarterly distributions, including the amount of cash reserves not distributed, will be determined by the board of directors of our general partner on our behalf.
      The amount of cash OPCO generates from operations may differ materially from its profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, OPCO may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records net income.

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units or to increase distributions.
      The source of our earnings and cash flow initially will consist exclusively of cash distributions from OPCO. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate, initially, based on the level of distributions made by OPCO to its partners, including us, and, in the future, based on the level of distributions made by OPCO and any subsidiaries through which we later conduct operations. Neither OPCO nor any such operating subsidiaries may make quarterly distributions at a level that will permit us to make distributions to our common unitholders at the minimum quarterly distribution level or to increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if OPCO increases or decreases distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by OPCO to us.
      Our ability to distribute to our unitholders any cash we may receive from OPCO or any future operating subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness we incur;

•	restrictions on distributions contained in any of our current or future debt agreements;

•	fees and expenses of us, our general partner, its affiliates or third parties we are required to reimburse or pay, including expenses we will incur as a result of being a public company; and

•	reserves our general partner believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions.
      Many of these factors will reduce the amount of cash we may otherwise have available for distribution. We may not be able to pay distributions, and any distributions we do make may not be at or above our minimum quarterly distribution. The actual amount of cash that is available for distribution to our unitholders will depend on several factors, many of which are beyond the control of us or our general partner.

The assumptions underlying our estimate of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.
      Our estimate of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our estimate of operating results and cash flows for the year ending December 31, 2007. The estimate has been prepared by management and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the estimate are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. If we do not achieve the estimated results, we may not be able to pay the full minimum quarterly distribution or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially.
      The amount of available cash we need to pay the minimum quarterly distributions for four quarters on the common units, the subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering is $28.0 million. Pro forma available cash to make distributions generated during the year ended December 31, 2005 and the twelve months ended June 30, 2006, would have been sufficient to allow us to pay 100.0% of the minimum quarterly distribution on the common units, but would have allowed us to pay only 98.8% and 67.4%, respectively, of the minimum quarterly distribution on the subordinated units during those periods. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the year ended December 31, 2005 and the twelve months ended June 30, 2006 and for a forecast of our ability to pay the full minimum quarterly distributions on the common units, the subordinated units and the 2.0% general partner interest for the year ending December 31, 2007, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Our ability to grow may be adversely affected by our cash distribution policy. OPCO’s ability to meet its financial needs and grow may be adversely affected by its cash distribution policy.
      Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.
      OPCO’s cash distribution policy requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution by OPCO, the board of directors of our general partner, in making the determination on our behalf, will approve the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. OPCO also relies upon external financing sources, including commercial borrowings, to fund its capital expenditures. Accordingly, to the extent OPCO does not have sufficient cash reserves or is unable to obtain financing, its cash distribution policy may significantly impair its ability to meet its financial needs or to grow.

OPCO must make substantial capital expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.
      OPCO must make substantial capital expenditures to maintain, over the long term, the operating capacity of its fleet. We estimate that maintenance capital expenditures for OPCO, which initially is our only operating controlled affiliate and of which we will initially own a 26.0% interest, will average approximately $73.9 million per year, including for replacing current vessels at the end of their useful lives. We intend to expand our fleet through wholly owned subsidiaries, which would increase the level of our maintenance capital expenditures. Maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in fleet size or the cost of replacement vessels;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.
      In addition, actual maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter. Significant maintenance capital expenditures will reduce the amount of cash OPCO has available to distribute to us and that we have available for distribution to our unitholders.
      Our partnership agreement requires our general partner to deduct our estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for acquisitions of newbuilding vessels or for the conversion of existing vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.
      We intend to make substantial capital expenditures to increase the size of our fleet. The total delivered cost for a shuttle tanker is approximately $60 to $100 million, an FSO unit is approximately $20 to $50 million and an FPSO unit is approximately $100 million to $1.0 billion, although actual costs will vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.
      We and Teekay Shipping Corporation regularly evaluate and pursue opportunities to provide marine transportation services for new or expanding offshore projects. Under an omnibus agreement that we will enter into at the closing of this offering, Teekay Shipping Corporation will be required to offer to us, within 365 days of their deliveries, certain shuttle tankers, FSO units and FPSO units Teekay Shipping Corporation may acquire, including two shuttle tankers and one FSO unit currently being converted from conventional oil tankers or being upgraded by Teekay Shipping Corporation. Neither we nor Teekay Shipping Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Shipping Corporation is required to offer to us under the omnibus agreement. If we obtain from Teekay Shipping Corporation any offshore project, we will need to incur significant capital expenditures to build the offshore vessels needed to fulfill the project requirements. If we choose to purchase the shuttle tankers or FSO or FPSO units Teekay Shipping Corporation will be required to offer to us, we plan to finance the cost either through internally generated funds, debt or equity financings or the issuance to it of equity securities. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”
      We generally will be required to make installment payments on newbuildings prior to their delivery. We typically must pay 20.0% of the purchase price of a shuttle tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately two to three years from the order). If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or minimum quarterly distributions we must make prior to generating cash from the operation of the newbuilding.
      To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

OPCO’s substantial debt levels may limit its or our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to you.
      Assuming we had completed this offering and the related transactions on June 30, 2006, our consolidated debt would have been $1.3 billion, all of which relates to OPCO. If we are awarded contracts for additional offshore projects, our consolidated debt and capital lease obligations may significantly increase. Following this offering, we and OPCO will continue to have the ability to incur additional debt, including approximately $300 million of borrowings available under OPCO’s revolving credit facilities, subject to limitations in the credit facilities. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.
      Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict OPCO’s and our business and financing activities.
      The operating and financial restrictions and covenants in OPCO’s financing arrangements and any future financing agreements for OPCO or us could adversely affect its and our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict OPCO’s or our ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.
      In addition, OPCO’s credit facilities require OPCO to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines) of $75.0 million, with aggregate liquidity of not less than 5.0% of the total consolidated debt of OPCO and its subsidiaries. OPCO’s or our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond its or our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. Neither OPCO nor we might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under OPCO’s credit facilities are secured by certain of its vessels, and if it is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements” and “— Credit Facilities.”

Restrictions in OPCO’s debt agreements may prevent it or us from paying distributions.
      The payment of principal and interest on OPCO’s debt will reduce cash available for distribution to us and on our units. In addition, we anticipate that OPCO’s financing agreements will prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement, occurs.
      For more information regarding these financing arrangements, please read “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Liquidity and Capital Resources.”

Net voyage revenues for Teekay Offshore Partners Predecessor declined for the first half of 2006 compared to the first half of 2005.
      Teekay Offshore Partners Predecessor generated net voyage revenues (i.e. voyage revenues less voyage expenses) of $733.0 million during the year ended December 31, 2005. Its net voyage revenues for the six months ended June 30, 2006 declined to $338.4 million from $367.9 million for the six months ended June 30, 2005, primarily as a result of:

•	a decrease in the number of chartered-in conventional oil tankers held by an entity that OPCO sold to Teekay Shipping Corporation on July 1, 2006; and

•	reduced volumes transported under contracts of affreightment during the second quarter of 2006 due to earlier-than-normal annual maintenance of certain North Sea oil field facilities, which typically occurs in the third quarter.
If net voyage revenues were to continue to decline, it could adversely affect our ability to make cash distributions.

OPCO derives a substantial majority of its revenues from a limited number of customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.
      OPCO has derived, and we believe it will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Teekay Shipping Corporation and Statoil ASA accounted for approximately 27% and 26%, respectively, of combined consolidated voyage revenues during the six months ended June 30, 2006, approximately 31% and 23%, respectively, of combined consolidated voyage revenues during 2005, and approximately 40% and 19%, respectively, of combined consolidated voyage revenues during 2004. No other customer accounted for 10% or more of revenues during any of these periods. Assuming we had completed this offering and the related transactions on January 1, 2005, these two customers would have accounted for approximately 19% and 29%, respectively, of consolidated voyage revenues during the six months ended June 30, 2006 and approximately 18% and 27%, respectively, during 2005.
      If OPCO loses a key customer, it may be unable to obtain replacement long-term charters or contracts of affreightment and may become subject, with respect to any shuttle tankers redeployed on conventional oil tanker trades, to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase the vessel, OPCO may be unable to acquire an adequate replacement vessel. Any replacement newbuilding would not generate revenues during its construction and OPCO may be unable to charter any replacement vessel on terms as favorable to it as those of the terminated charter.
      The loss of any of OPCO’s significant customers could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We will depend on Teekay Shipping Corporation to assist us and OPCO in operating our businesses and competing in our markets. In the past, OPCO generally fulfilled its own managerial, operational and administrative needs.
      We, OPCO and operating subsidiaries of OPCO will, and any of our future operating subsidiaries may, enter into various services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries will provide to us and OPCO all of our and OPCO’s administrative services and to the operating subsidiaries substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services by the Teekay Shipping Corporation subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us, OPCO or its operating subsidiaries. Prior to this offering, OPCO generally fulfilled its own managerial, operational and administrative needs, but relied upon affiliates of Teekay Shipping Corporation to provide technical services. Following this offering, OPCO’s operating subsidiaries will provide technical and voyage management services for their conventional Aframax tankers, but will rely on certain subsidiaries of Teekay Shipping Corporation for substantially all other services.
      Our ability to compete for offshore oil marine transportation, processing and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships will depend largely on our ability to leverage our relationship with Teekay Shipping Corporation and its reputation and relationships in the shipping industry. If Teekay Shipping Corporation suffers material damage to its reputation or relationships, it may harm our or OPCO’s ability to:

•	renew existing charters and contracts of affreightment upon their expiration;

•	obtain new charters and contracts of affreightment;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.
      If our or OPCO’s ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

      OPCO’s operating subsidiaries and any of our future operating subsidiaries may also contract with certain subsidiaries of Teekay Shipping Corporation for the Teekay Shipping Corporation subsidiaries to have newbuildings constructed or existing vessels converted on behalf of the operating subsidiaries and to incur the construction-related financing. The operating subsidiaries would purchase the vessels on or after delivery based on an agreed-upon price. OPCO’s operating subsidiaries do not currently have this type of arrangement with Teekay Shipping Corporation or any of its affiliates.

Our growth depends on continued growth in demand for offshore oil transportation, processing and storage services.
      Our growth strategy focuses on expansion in the shuttle tanker, FSO and FPSO sectors. Accordingly, our growth depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

•	decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service or a reduction in exploration for or development of new offshore oil fields;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.
      Reduced demand for offshore marine transportation, processing or storage services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Because payments under OPCO’s contracts of affreightment are based on the volume of oil it transports, OPCO’s utilization of its shuttle tanker fleet and the success of its shuttle tanker business depends upon continued production from existing or new oil fields it services, which is beyond our or OPCO’s control and generally declines naturally over time. Any decrease in the volume of oil OPCO transports under contracts of affreightment could adversely affect our business and operating results.
      A majority of OPCO’s shuttle tankers operate under contracts of affreightment. Payments under these contracts of affreightment are based upon the volume of oil OPCO transports, which depends upon the level of oil production at the fields OPCO services under the contracts. Oil production levels are affected by several factors, all of which are beyond our or OPCO’s control, including: geologic factors, including general declines in production that occur naturally over time; the rate of technical developments in extracting oil and related infrastructure and implementation costs; and operator decisions based on revenue compared to costs from continued operations. Factors that may affect an operator’s decision to initiate or continue production include: changes in oil prices; capital budget limitations; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; the quality of drilling prospects in the area; and regulatory changes. In addition, the volume of oil OPCO transports may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills or otherwise.
      The rate of oil production at fields OPCO services may decline from existing or future levels, and may be terminated. If such a reduction or termination occurs, the spot market rates, if any, in the conventional oil tanker trades at which OPCO may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment, which would reduce its and our results of operations and ability to make cash distributions.

The duration of many of OPCO’s shuttle tanker and FSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, OPCO will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.
      Many of OPCO’s shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, OPCO no longer will generate revenue under the related contract. Other shuttle tanker and FSO contracts under which OPCO’s vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If OPCO is unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, its and our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of OPCO’s and our cash flow and ability to make cash distributions.

The results of OPCO’s shuttle tanker operations in the North Sea are subject to seasonal fluctuations.
      Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the second and third quarters in this region compared with production in the first and fourth quarters. Because a significant portion of OPCO’s North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of these shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When OPCO redeploys affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for its North Sea shuttle tanker operations may be negatively affected as the rates in the conventional oil tanker markets at times may be lower than contract of affreightment rates. In addition, OPCO seeks to coordinate some of the general drydocking schedule of its fleet with this seasonality, which may result in lower revenues and increased drydocking expenses during the summer months.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.
      One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO and FPSO contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	industry relationships and reputation for customer service and safety;

•	experience and quality of ship operations;

•	quality, experience and technical capability of the crew;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

      We expect substantial competition for providing services for potential shuttle tanker, FSO and FPSO projects from a number of experienced companies, including state-sponsored entities. OPCO’s Aframax conventional tanker business also faces substantial competition from major oil companies, independent owners and operators and other sized tankers. Many of our competitors have significantly greater financial resources than do we, OPCO or Teekay Shipping Corporation, which also may compete with us. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the FSO and FPSO sectors. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Delays in deliveries of newbuilding vessels or of conversions of existing vessels could harm our operating results.
      The delivery of any newbuildings or vessel conversions we may order could be delayed, which would delay our receipt of revenues under the charters or other contracts related to the vessels. In addition, under some charters we may enter into that are related to a newbuilding or conversion, if our delivery of the newbuilding or converted vessel to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.
      The completion and delivery of newbuildings or vessel conversions could be delayed because of:

•	quality or engineering problems, the risk of which may be increased with FPSO units due to their technical complexity;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.
      If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

Charter rates for conventional oil tankers may fluctuate substantially over time and may be lower when we are or OPCO is attempting to recharter conventional oil tankers, which could adversely affect operating results. Any changes in charter rates for shuttle tankers or FSO or FPSO units could also adversely affect redeployment opportunities for those vessels.
      Our ability to recharter OPCO’s conventional oil tankers following expiration of existing time-charter contracts commencing in 2011 and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists some volatility in charter rates for shuttle tankers and FSO and FPSO units.

      Six of OPCO’s fixed-term charters and eleven contracts of affreightment (representing approximately 10% of OPCO’s aggregate contract of affreightment volumes) are scheduled to expire prior to December 31, 2008. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, our earnings and cash flow under any new contracts could be adversely affected.

Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are or OPCO is attempting to dispose of vessels, we or OPCO may incur a loss.
      Vessel values for shuttle tankers, conventional oil tankers and FSO and FPSO units can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in oil and energy markets;

•	a substantial or extended decline in demand for oil;

•	increases in the supply of vessel capacity; and

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.
      If a charter or contract of affreightment terminates, we or OPCO may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, may seek to dispose of them. Inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our or OPCO’s results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.
      Our growth strategy includes selectively acquiring existing shuttle tankers and FSO and FPSO units or businesses that own or operate these types of vessels. Historically, there have been very few purchases of existing vessels and businesses in the FSO and FPSO segments. Factors that may contribute to a limited number of acquisition opportunities for FSO units and FPSO units in the near term include the relatively small number of independent FSO and FPSO fleet owners. In addition, competition from other companies, many of which have significantly greater financial resources than do we or Teekay Shipping Corporation, could reduce our acquisition opportunities or cause us to pay higher prices.
      Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

      Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.
      Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our or OPCO’s business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our or OPCO’s services.
      In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters and impact the use of shuttle tankers under contracts of affreightment, which would harm our or OPCO’s cash flow and business.

Operations outside the United States expose us and OPCO to political, governmental and economic instability, which could harm our and its operations.
      Because OPCO’s operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where it engages in business or where its vessels are registered. Any disruption caused by these factors could harm its or our business, including by reducing the levels of oil exploration, development and production activities in these areas. OPCO derives some of its revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels trading in some of these regions have been subject, in limited instances, to piracy. Hostilities or other political instability in regions where OPCO operates or where we or OPCO may operate could have a material adverse effect on the growth of our or its business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our or OPCO’s business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

Marine transportation is inherently risky, particularly in the extreme conditions in which many of OPCO’s vessels operate. An incident involving significant loss of product or environmental contamination by any of its vessels could harm its and our reputation and business.
      Vessels and their cargoes and oil production facilities OPCO services are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.
      OPCO’s shuttle tanker fleet primarily operates in the North Sea. Harsh weather conditions in this or other regions in which it operates or we or it in the future may operate may increase the risk of collisions, oil spills, or mechanical failures.
      An accident involving any of our or OPCO’s vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters or contracts of affreightment;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system where the spill occurred;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our and OPCO’s reputation and customer relationships generally.
      Any of these results could have a material adverse effect on our and OPCO’s business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues. For example, in the first quarter of 2005, three oil fields in the North Sea temporarily shut down as a result of a gas leakage and equipment problems of third parties, which resulted in a decrease in our net voyage revenues during the shutdown.

Insurance may be insufficient to cover losses that may occur to our or OPCO’s property or result from our or its operations.
      The operation of shuttle tankers, conventional oil tankers and FSO and FPSO units is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. In addition, substantially all of OPCO’s vessels are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to OPCO’s off-hire experience. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations OPCO or we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.
      We or OPCO may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed the insurance coverage, which could harm our or OPCO’s business, financial condition and operating results. Any uninsured or underinsured loss could harm our or OPCO’s business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

      Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

We or OPCO may experience operational problems with vessels that reduce revenue and increase costs.
      Shuttle tankers are complex and their operation is technically challenging. To the extent we acquire FPSO units, this complexity and challenge will increase. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our or OPCO’s business, financial condition and operating results.

The offshore shipping and storage industry is subject to substantial environmental and other regulations, which may significantly limit operations or increase expenses.
      OPCO’s operations are affected by extensive and changing environmental protection laws and other regulations and international conventions, including those relating to equipping and operating offshore vessels and vessel safety. OPCO has incurred, and expects to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our or OPCO’s ability to do business or further increase costs, which could harm our or OPCO’s business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. We may become subject to additional laws and regulations if we enter new markets or trades.
      In addition to international regulations affecting oil tankers generally, countries having jurisdiction over North Sea areas also impose regulatory requirements applicable to operations in those areas. Operators of North Sea oil fields impose further requirements. As a result, OPCO must make significant expenditures for sophisticated equipment, reporting and redundancy systems on its shuttle tankers. Additional regulations and requirements may be adopted or imposed that could limit OPCO’s or our ability to do business or further increase the cost of doing business in the North Sea or other regions in which OPCO now or we or OPCO in the future may operate.
      The United States Oil Pollution Act of 1990 (or OPA 90) also has increased expenses in the industry. OPA 90 provides for potentially unlimited joint, several, and strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States. OPA 90 applies to discharges of any oil from a vessel, including discharges of oil tanker cargoes and discharges of fuel and lubricants from an oil tanker. To comply with OPA 90, vessel owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 contains financial responsibility requirements for vessels operating in U.S. waters and requires vessel owners and operators to establish and maintain with the U.S. Coast Guard evidence of insurance or of qualification as a self-insurer or other acceptable evidence of financial responsibility sufficient to meet certain potential liabilities under OPA 90 and the U.S. Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA), which imposes similar liabilities upon owners, operators and bareboat charterers of vessels from which a discharge of “hazardous substances” (other than oil) occurs. Under OPA 90 and CERCLA, owners, operators and bareboat charterers are jointly and severally strictly liable for costs of cleanup and damages resulting from a discharge or threatened discharge within U.S. waters. This means we and OPCO may be subject to liability even if not negligent or at fault. OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law.
      Many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. An oil spill or other event could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase to the extent we increase our operations in U.S. waters.
      In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all vessels in the oil tanker markets.
      These requirements are likely to add incremental costs to our and OPCO’s operations and the failure to fulfill these requirements may affect the ability of our and OPCO’s vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where OPCO operates.
      Our and OPCO’s business is indirectly affected by price controls, tax and accounting regimes and other regulations that apply to the oil industry generally and offshore exploration, development and production activities specifically. New regulations that restrict any of these activities could decrease demand for services and have a material adverse effect on our or OPCO’s business, financial condition and operating results.

Exposure to currency exchange rate fluctuations will result in fluctuations in cash flows and operating results.
      OPCO currently is paid in Norwegian Kroners under three charters and contracts of affreightment. In addition, we, OPCO and its operating subsidiaries will enter into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries will provide to us and OPCO administrative services and to OPCO’s operating subsidiaries managerial, operational and administrative services. Under the services agreements, the applicable subsidiaries of Teekay Shipping Corporation are paid in U.S. Dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroners. The Teekay Shipping Corporation subsidiaries are paid under the services agreements based on a fixed U.S. Dollar/ Norwegian Kroner exchange rate until December 31, 2008. Thereafter, the exchange rate is not fixed, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

Our lack of experience in FPSO operations and reliance on Petrojarl ASA could affect our ability to enter and operate in the FPSO sector.
      We have no experience providing FPSO offshore services, which are technically complicated. Teekay Shipping Corporation has entered into a joint venture agreement with Petrojarl ASA, which Teekay Shipping Corporation controls, that focuses on pursuing new projects involving FPSO units and FSO units. Pursuant to the omnibus agreement to be entered into upon the closing of this offering, Teekay Shipping Corporation will be required to offer to us its interest in certain FPSO projects under the joint venture agreement. Please read “Certain Relationships and Related Party Transaction — Omnibus Agreement” and “— Joint Venture with Petrojarl ASA.” We would rely on Petrojarl ASA’s expertise to enter the FPSO sector through any of these opportunities. If Petrojarl ASA was unable or unwilling to provide engineering and other services to the joint venture or us, it would materially and adversely affect our ability to operate in the FPSO sector.

The redeployment risk of FPSO units is high given their lack of alternative uses and significant costs.
      FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. If we acquire FPSO units and they are not, as a result of contract termination or otherwise, subject to a long-term profitable contract, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels.

We have no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.
      We have no history operating as a separate publicly traded entity. As a publicly traded limited partnership, we will be required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act, the SEC and the securities exchange on which our common units will be listed. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership will be approximately $1.5 million annually, and will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and officer and director compensation.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
      A significant portion of Teekay Shipping Corporation’s seafarers that crew certain OPCO vessels and Norwegian-based onshore operational staff that provide services to us, OPCO and its operating subsidiaries are employed under collective bargaining agreements. Teekay Shipping Corporation may be subject to additional labor agreements in the future. Teekay Shipping Corporation may be subject to labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our or OPCO’s operations and could have a material adverse effect on our or its business, results of operations and financial condition and ability to make cash distributions.
Risks Inherent in an Investment in Us

Teekay Shipping Corporation and its affiliates may engage in competition with OPCO and us.
      Teekay Shipping Corporation and its affiliates may engage in competition with us. Pursuant to the omnibus agreement, Teekay Shipping Corporation, Teekay LNG Partners L.P. and their respective controlled affiliates (other than us, OPCO and its and our subsidiaries) generally will agree not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively offshore vessels) without the consent of our general partner. The omnibus agreement, however, allows Teekay Shipping Corporation, Teekay LNG Partners L.P. and any of such controlled affiliates to:

•	own, operate and charter offshore vessels if the remaining duration of the time charter or contract of affreightment for the vessel, excluding any extension options, is less than three years;

•	own, operate and charter offshore vessels and related time charters or contracts of affreightment acquired as part of a business or package of assets if a majority of the value of the total assets or business acquired is not attributable to the offshore vessels and related contracts, as determined in good faith by Teekay Shipping Corporation’s board of directors or the conflicts committee of the board of directors of Teekay LNG Partners’ general partner, as applicable; however, if at any time Teekay Shipping Corporation or Teekay LNG Partners completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the offshore vessels and related contracts to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation or Teekay LNG Partners that would be required to transfer the vessels and contracts to us separately from the acquired business or package of assets; or

•	own, operate and charter offshore vessels and related time charters and contracts of affreightment that relate to a tender, bid or award for a proposed offshore project that Teekay Shipping

Corporation or any of its subsidiaries has submitted or received or hereafter submits or receives; however, at least 365 days after the delivery date of any such offshore vessel, Teekay Shipping Corporation must offer to sell the vessel and related time charter or contract of affreightment to us, with the vessel valued (a) for newbuildings originally contracted by Teekay Shipping Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire, construct and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us) and (b) for any other vessels, Teekay Shipping Corporation’s cost to acquire a newbuilding from a third party or the fair market value of an existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us.

      If we decline the offer to purchase the offshore vessels and time charters described in the immediately preceding two bullet points, Teekay Shipping Corporation or Teekay LNG Partners, as applicable, may own and operate the offshore vessels, but may not expand that portion of its business.
      In addition, pursuant to the omnibus agreement, Teekay Shipping Corporation, Teekay LNG Partners and any of their respective controlled affiliates (other than us, OPCO and its and our subsidiaries) may:

•	acquire, operate and charter offshore vessels and related time charters and contracts of affreightment if our general partner has previously advised Teekay Shipping Corporation or Teekay LNG Partners that our general partner’s board of directors has elected, with the approval of its conflicts committee, not to cause us or our controlled affiliates to acquire or operate the vessels and related time charters and contracts of affreightment;

•	acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly-traded company engages in, acquires or invests in any business that owns, operates or charters offshore vessels and related time charters and contracts of affreightment;

•	provide ship management services relating to owning, operating or chartering offshore vessels and related time charters and contracts of affreightment; or

•	own a limited partner interest in OPCO or own shares of Petrojarl ASA.
      In addition, Petrojarl ASA has the right to continue to own, operate and charter its four FPSOs and one shuttle tanker until such time, if ever, Teekay Shipping Corporation acquires 100% of Petrojarl ASA. If that happens, Teekay Shipping Corporation will be required to offer to us certain of Petrojarl ASA’s fleet and Petrojarl ASA’s interests in its joint venture projects with Teekay Shipping Corporation.
      If there is a change of control of Teekay Shipping Corporation or of the general partner of Teekay LNG Partners, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.
      Following this offering, Teekay Shipping Corporation will indirectly own the 2.0% general partner interest and a 63.0% limited partner interest in us and will own and control our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Shipping Corporation. Furthermore, certain directors and officers of our general partner may be directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Shipping Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. Please read “— Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner.” These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires Teekay Shipping Corporation or its affiliates (other than our general partner) to pursue a business strategy that favors us or utilizes our assets, and Teekay Shipping Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Shipping Corporation, which may be contrary to our interests;

•	the Chief Executive Officer and Chief Financial Officer and three of the directors of our general partner also serve as executive officers or directors of Teekay Shipping Corporation and the general partner of Teekay LNG Partners L.P.;

•	our general partner is allowed to take into account the interests of parties other than us, such as Teekay Shipping Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in our partnership agreement;

•	our general partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80.0% of our common units;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.
      Please read “Certain Relationships and Related Party Transactions,” “Conflicts of Interest and Fiduciary Duties” and “The Partnership Agreement.”

Although we control OPCO through our ownership of its general partner, OPCO’s general partner owes fiduciary duties to OPCO and OPCO’s other partner, Teekay Shipping Corporation, which may conflict with the interests of us and our unitholders.
      Conflicts of interest may arise as a result of the relationships between us and our unitholders, on the one hand, and OPCO, its general partner and its other limited partner, Teekay Shipping Corporation, on the other hand. Teekay Shipping Corporation owns a 74.0% limited partner interest in OPCO and controls our general partner, which appoints the directors of OPCO’s general partner. The directors and officers of OPCO’s general partner have fiduciary duties to manage OPCO in a manner beneficial to us, as such general partner’s owner. At the same time, OPCO’s general partner has a fiduciary duty to manage OPCO in a manner beneficial to OPCO’s limited partners, including Teekay Shipping Corporation. The board of directors of our general partner may resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.
      For example, conflicts of interest may arise in the following situations:

•	the allocation of shared overhead expenses to OPCO and us;

•	the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and OPCO or its subsidiaries, on the other hand;

•	the determination and timing of the amount of cash to be distributed to OPCO’s partners and the amount of cash to be reserved for the future conduct of OPCO’s business;

•	the decision as to whether OPCO should make asset or business acquisitions or dispositions, and on what terms;

•	the determination or the amount and timing of OPCO’s capital expenditures;

•	the determination of whether OPCO should use cash on hand, borrow or issue equity to raise cash to finance maintenance or expansion capital projects, repay indebtedness, meet working capital needs or otherwise; and

•	any decision we make to engage in business activities independent of, or in competition with, OPCO.

The fiduciary duties of the officers and directors of our general partner may conflict with those of the officers and directors of OPCO’s general partner.
      Our general partner’s officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. However, the Chief Executive Officer and Chief Financial Officer and all of the non-independent directors of our general partner also serve as executive officers or directors of OPCO’s general partner and of Teekay Shipping Corporation and the general partner of Teekay LNG Partners L.P., and, as a result, have fiduciary duties, among others, to manage the business of OPCO in a manner beneficial to OPCO and its partners, including Teekay Shipping Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to OPCO, Teekay Shipping Corporation or Teekay LNG Partners L.P., on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders. For a more detailed description of the conflicts of interest involving our general partner, please read “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.
      Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Teekay Shipping Corporation, and not by the board of directors of our general partner. Examples include the exercise of its call right, its voting rights with respect to the units it owns, its registration rights and its determination whether to consent to any merger or consolidation of the partnership;

•	provides that our general partner is entitled to make other decisions in “good faith” if it reasonably believes that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence.
      In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Fees and cost reimbursements, which our general partner will determine for services provided to us, will be substantial and will reduce our cash available for distribution to you.
      Prior to making any distribution on the common units, we or OPCO will pay fees for services provided to us, OPCO and its operating subsidiaries by certain subsidiaries of Teekay Shipping Corporation, and we will reimburse our general partner for all expenses it incurs on our behalf. These fees will be negotiated on our behalf by our general partner, and our general partner will also determine the amounts it is reimbursed. These fees and expenses will include all costs incurred in providing certain administrative services to us and OPCO and certain advisory, ship management, technical and administrative services to OPCO’s operating subsidiaries, including services rendered to us pursuant to the agreements described below under “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.” The payment of fees to Teekay Shipping Corporation and reimbursement of expenses to our general partner could adversely affect our ability to pay cash distributions to you.

Our general partner, which is owned and controlled by Teekay Shipping Corporation, makes all decisions on our behalf, subject to the limited voting rights of our common unitholders. Even if public unitholders are dissatisfied, they cannot initially remove our general partner without Teekay Shipping Corporation’s consent.
      Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. Teekay Shipping Corporation, which owns and controls our general partner, appoints our general partner’s board of directors, which in turn appoints the board of directors of OPCO’s general partner. Our general partner makes all decisions on our behalf. If the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.
      The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units, voting together as a single class, is required to remove our general partner. Following the closing of this offering, Teekay

Shipping Corporation will own 64.3% of the units. Also, if our general partner is removed without “cause” during the subordination period and no units held by our general partner and Teekay Shipping Corporation are voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.
      Furthermore, unitholders’ voting rights are further restricted by our partnership agreement provision providing that any units held by a person that owns 20.0% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.
      Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. In the event of any such transfer, the new members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

If we cease to control OPCO, we may be deemed to be an investment company under the Investment Company Act of 1940.
      If we cease to manage and control OPCO and are deemed to be an investment company under the Investment Company Act of 1940 because of our ownership of OPCO partnership interests, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the U.S. Securities and Exchange Commission or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage, and require us to add additional directors who are independent of us or our affiliates.

You will experience immediate and substantial dilution of $16.72 per common unit.
      The initial public offering price of $21.00 per common unit exceeds the pro forma net tangible book value of $4.28 per common unit. Based on the initial public offering price, you will incur immediate and substantial dilution of $16.72 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read “Dilution.”

We may issue additional equity securities without your approval, which would dilute your ownership interests.
      Our general partner, without the approval of our unitholders, may cause us to issue an unlimited number of additional units or other equity securities.

      The issuance by us of additional common units or other equity securities will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to you.
      OPCO’s partnership agreement provides that the board of directors of our general partner, on our behalf, will approve the amount of reserves from OPCO’s cash flow that will be retained by OPCO to fund its future operating expenditures. Our partnership agreement requires our general partner to deduct from our operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves will affect the amount of cash available for distribution by OPCO to us and by us to our unitholders. In addition, our general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “Risks Inherent in Our Business — OPCO must make substantial capital expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted,” our partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution.

Our general partner has a call right that may require you to sell your common units at an undesirable time or price.
      If at any time our general partner and its affiliates own more than 80.0% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price as determined in accordance with our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the call right, please read “The Partnership Agreement — Call Right.”
      At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, Teekay Shipping Corporation, an affiliate of our general partner, will own approximately 28.6% of the common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ over-allotment option and conversion of our subordinated units into common units, Teekay Shipping Corporation will own approximately 64.3% of the common units. Teekay Shipping Corporation may acquire additional common units from us in connection with future transactions or through open-market or negotiated purchases.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.
      Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20.0% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.
      As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the Marshall Islands Limited Partnership Act (or the Marshall Islands Act) provides that a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution, as described below under “Unitholders may have liability to repay distributions.” In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.
      Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities.”

Increases in interest rates may cause the market price of our common units to decline.
      An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.
      Prior to this offering, there has been no public market for our common units. After this offering, there will be only 7,000,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Unitholders may have liability to repay distributions.
      Unitholders may have to repay amounts wrongfully distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of partnership law.
      Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands Courts, interpreted according to the non-statutory law (or case law) of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware courts. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
      We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in the Bahamas, Norway and Singapore. In addition, our general partner is a Marshall Islands limited liability company and a majority of its directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”
Tax Risks
      In addition to the following risk factors, you should read “Business — Taxation of the Partnership,” “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
      A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
      While there are legal uncertainties involved in this determination, our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations following this offering. However, no assurance can be given that the U.S. Internal Revenue Service will accept this position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.
      Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. Please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Distributions.”
      In addition, proposed legislation would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on entities organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates of federal income tax discussed under “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Distributions” may no longer be applicable to distributions received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

We will be subject to taxes, which will reduce our cash available for distribution to you.
      Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us, OPCO or our or its subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Shipping Corporation holds less than 50.0% of the value of our units in the future, our U.S. source income may become subject to taxation under Section 883 of the U.S. Internal Revenue Code. Please read “Business — Taxation of the Partnership.”

You may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our common units if, under the laws of any such country, we or OPCO are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.
      We intend that our affairs and the business of each of our controlled affiliates, including OPCO, will be conducted and operated in a manner that minimizes income taxes imposed upon us and these controlled affiliates or which may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of OPCO and our or its subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Canada, as a result of owning our common units if, under the laws of any such country, we or OPCO are considered to be carrying on business there. Under the Income Tax Act (Canada), our election to be treated as a corporation for U.S. tax purposes has no effect. Therefore, we will continue to be treated as a partnership for Canadian tax purposes. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.
      We believe we can conduct our and OPCO’s activities in a manner so that our unitholders should not be considered to be carrying on business in Canada solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any country, including Canada, will largely be a question of fact determined through an analysis of contractual arrangements, including the services agreements we, OPCO and its operating subsidiaries will enter into with subsidiaries of Teekay Shipping Corporation, and the way we and OPCO conduct business or operations, all of which may change over time. Please read “Non-United States Tax Considerations — Canadian Federal Income Tax Considerations.” The laws of Canada or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we or OPCO are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us, OPCO or any subsidiaries will reduce our cash available for distribution to you.

The ratio of dividend income to distributions on our common units is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS may disagree, which could result in a higher ratio of dividend income to distributions and adversely affect the value of the common units.
      We estimate that approximately 70.0% of the total cash distributions made to a purchaser of common units in this offering who owns those units from the date of the offering through December 31, 2009 will constitute dividend income. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gains. These estimates are based on certain assumptions which are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. Please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Ratio of Dividend Income to Distributions.”

USE OF PROCEEDS
      We will receive net proceeds of approximately $134.4 million from the sale of 7,000,000 common units offered by this prospectus, after deducting underwriting discounts and commissions and structuring fees and paying estimated offering expenses. We will use the net proceeds from this offering to repay non-interest bearing promissory notes we will issue to Teekay Shipping Corporation prior to the closing of this offering as partial consideration for our acquisition of our 26.0% interest in OPCO. The aggregate principal amount of the notes will approximate the amount of our net proceeds from this offering.
      If the underwriters exercise their over-allotment option, we will use the net proceeds to redeem common units from Teekay Shipping Corporation. The number of units we will redeem will equal the number of units for which the underwriters exercise their over-allotment option.
      Teekay Shipping Corporation may use amounts it receives in connection with this offering to repay borrowings under one of its credit facilities, under which affiliates of Citigroup Global Markets Inc., Fortis Securities LLC, DnB NOR Markets, Inc. and Deutsche Bank Securities are lenders. Please read “Underwriting” for additional information.

CAPITALIZATION
      The following table shows:

•	our historical capitalization as of June 30, 2006; and

•	our pro forma capitalization as of June 30, 2006, adjusted to reflect the offering of the common units, the application of the net proceeds we receive in this offering in the manner described under “Use of Proceeds” on the preceding page and related formation and contribution transactions. Please read “Summary — The Transactions.”
      This table is derived from and should be read together with the historical combined consolidated financial statements of Teekay Offshore Partners Predecessor and our pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2006

	Actual	Pro Forma

	(in thousands)
Total cash and cash equivalents(1)(2)(3)	$133,962	$90,000

Long-term debt, including current portion:
Advances from affiliates (including accrued interest)(2)	394,849	—
Long-term debt(1)(4)	543,543	1,317,314
Obligation under capital lease(5)	33,600	—

Total long-term debt	971,992	1,317,314
Non-controlling interest(6)	11,770	437,450
Equity:
Owners’/ partners’ equity	727,801	—
Held by public:
Common units	—	134,377
Held by the general partner and its affiliates:
Common units	—	868
Subordinated units	—	3,036
General partner interest	—	124

Total equity	727,801	138,405

Total capitalization	$1,711,563	$1,893,169

Prior to or at the closing of this offering, OPCO will:

(1)	increase its borrowings under its revolving credit facilities to $1.08 billion (excluding debt relating to its five 50%-owned joint ventures, which as of June 30, 2006 totaled $237.3 million). As at June 30, 2006, the net amount of the additional debt would have been $536.5 million;

(2)	repay all of its advances from affiliates;

(3)	declare and pay a dividend to Teekay Shipping Corporation in an amount sufficient to decrease OPCO’s outstanding cash balance to approximately $90.0 million. As at June 30, 2006, this amount would have been $154.1 million, although we anticipate the actual amount will be approximately $160 million based on our estimated cash balance at the closing of this offering. To the extent OPCO’s advances from affiliates are settled through ways that do not involve cash, such as conversion to equity or contribution of the advances to OPCO, the amount of the dividend will be increased by a corresponding amount; and

(4)	modify its five 50%-owned joint venture agreements such that it will consolidate the debt referred to in note (1) above, which totaled $237.3 million as of June 30, 2006.

(5)	In September 2006, OPCO purchased the Fuji Spirit, an Aframax-class conventional crude oil tanker that was financed under a capital lease.

(6)	Prior to or at the closing of this offering, we will acquire a 26.0% interest in OPCO (including the 25.99% limited partner interest we will hold directly and the 0.01% general partner interest we will hold through our ownership of OPCO’s sole general partner, Teekay Offshore Operating GP L.L.C.), thus leaving Teekay Shipping Corporation with a 74.0% direct interest in OPCO. As at June 30, 2006, Teekay Shipping Corporation’s 74.0% pro forma share of the net assets of OPCO would have been $393.9 million.

DILUTION
      Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Based on the initial public offering price of $21.00 per common unit, on a pro forma basis as of June 30, 2006, after giving effect to this offering of common units, the application of the net proceeds in the manner described under “Use of Proceeds” and the formation and contribution transactions related to this offering, our net tangible book value would have been $85.6 million, or $4.28 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Initial public offering price per common unit		$21.00
Pro forma net tangible book value per common unit before this offering(1)	$(3.75)
Increase in net tangible book value per common unit attributable to purchasers in this offering	8.03

Less: Pro forma net tangible book value per common unit after this offering(2)		4.28

Immediate dilution in net tangible book value per common unit to purchasers in this offering		$16.72

(1)	Determined by dividing the total number of units (2,800,000 common units, 9,800,000 subordinated units and the 2.0% general partner interest represented by 400,000 general partner units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.

(2)	Determined by dividing the total number of units (9,800,000 common units, 9,800,000 subordinated units and the 2.0% general partner interest represented by 400,000 general partner units) to be outstanding after this offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.
      The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration

	Number	Percent	Amount	Percent

General partner and its affiliates(1)(2)	13,000,000	65.0%	$4,028,895	2.7%
New investors	7,000,000	35.0	147,000,000	97.3%

Total	20,000,000	100.0%	$151,028,895	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own an aggregate of 2,800,000 common units and 9,800,000 subordinated units and the 2.0% general partner interest represented by 400,000 general partner units.

(2)	The assets contributed by our general partner and its affiliates were recorded at historical book value, rather than fair value, in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2006, was $4.0 million.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS
      You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.
General

Rationale for Our Cash Distribution Policy
      Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
      There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to our general partner’s broad discretion to establish reserves and other limitations.

•	The board of directors of OPCO’s general partner, Teekay Offshore Operating GP L.L.C. (subject to approval by the board of directors of our general partner), has authority to establish reserves for the prudent conduct of OPCO’s business. The establishment of these reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. At the closing of this offering, Teekay Shipping Corporation will own 28.6% of the outstanding common units and 100.0% of the outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by the board of directors of our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net voyage revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance capital expenditures or anticipated cash needs.

•	Our distribution policy will be affected by restrictions on distributions under OPCO’s credit facility agreements, which contain material financial tests and covenants that must be satisfied. These financial tests and covenants are described in this prospectus in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources —

Covenants and Other Restrictions in Our Financing Agreements.” Should OPCO be unable to satisfy these restrictions included in the credit agreements or if OPCO is otherwise in default under the credit agreements, it would be prohibited from making cash distributions to us, which would materially hinder our ability to make cash distributions to you, notwithstanding our stated cash distribution policy.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

      Our ability to make distributions to our unitholders depends on the performance of our controlled affiliates, including OPCO, and their ability to distribute funds to us. Upon the closing of this offering, our interest in OPCO will be our only cash-generating asset. The ability of our controlled affiliates, including OPCO, to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.
      We have a limited operating history upon which to rely with respect to whether we will have sufficient cash available for distributions to allow us to pay the minimum quarterly distributions on our common and subordinated units. While we believe, based on our financial forecast and related assumptions, that we will have sufficient cash to enable us to pay the full minimum quarterly distribution on all of our common and subordinated units for the year ending December 31, 2007, we may be unable to pay the full minimum quarterly distribution or any amount on our common units.

Our Ability to Grow Depends on Our and OPCO’s Ability to Access External Expansion Capital
      Because we and OPCO distribute all of our and its available cash, growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. We expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures. As a result, to the extent OPCO or we are unable to finance growth externally, the cash distribution policy will significantly impair our or its ability to grow. To the extent we issue additional units in connection with any acquisitions or expansion or investment capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by OPCO or us to finance our growth strategy would result in increased interest expense, which in turn may affect the available cash that OPCO has to distribute to us and that we have to distribute to our unitholders.

Initial Distribution Rate
      The amount of the minimum quarterly distribution is $0.35 per unit, or $1.40 per unit per year. The amount of available cash from operating surplus, which we also refer to as cash available for distributions, needed to pay the minimum quarterly distribution on all of the common units and subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering for one quarter and for four quarters will be approximately:

	Number of Units	One Quarter	Four Quarters

Common units	9,800,000	$3,430,000	$13,720,000
Subordinated units	9,800,000	3,430,000	13,720,000
2% general partner interest(1)	400,000	140,000	560,000

Total	20,000,000	$7,000,000	$28,000,000

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.
      Upon completion of this offering, our general partner will adopt a policy pursuant to which we will pay an initial quarterly distribution of $0.35 per unit for each complete quarter. Beginning with the quarter ending December 31, 2006, we will distribute, within 45 days after the end of each quarter, all of our available cash to unitholders of record on the applicable record date. We will adjust our first distribution for the period from the closing of this offering through December 31, 2006 based on the actual length of the period.
      During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. Please read “How We Make Cash Distributions — Subordination Period.” The amount of the minimum quarterly distribution is $0.35 per unit, or $1.40 per unit per year. We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.
      Our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. The general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.
      In the sections that follow, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our common units and on all of our subordinated units for the year ending December 31, 2007. We present two tables, consisting of:

•	Pro Forma Results of Operations for the year ended December 31, 2005 and the twelve months ended June 30, 2006, and Forecasted Results of Operations for the year ending December 31, 2007.

•	Pro Forma Cash Available for Distribution for the year ended December 31, 2005 and the twelve months ended June 30, 2006, and the Forecasted Cash Available for Distribution for the year ending December 31, 2007.
Pro Forma and Forecasted Results of Operations
      We present below a forecast of the expected results of operations for Teekay Offshore Partners L.P. for the year ending December 31, 2007. We also present the unaudited pro forma consolidated results of operations for the year ended December 31, 2005 and the twelve months ended June 30, 2006. Our forecast presents, to the best of our knowledge and belief, the expected results of operations for Teekay Offshore Partners L.P. for the forecast period.

      Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the year ending December 31, 2007. The assumptions disclosed in Note 3 to the forecast are those that we believe are significant to our forecasted results of operations. We believe that we have a reasonable objective basis for those assumptions listed in Note 3 to the forecast. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. Our and OPCO’s operations are subject to numerous risks that are beyond our control. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the initial distribution rate stated in our cash distribution policy or at all.
      Our forecast of our results of operations is a forward-looking statement and should be read together with the historical combined consolidated financial statements of Teekay Offshore Partners Predecessor and the accompanying notes included elsewhere in this prospectus and together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The forecast has been prepared by and is the responsibility of the management of our general partner.
      Neither Ernst & Young LLP, our independent registered public accounting firm, nor any other independent registered public accounting firm have compiled, examined or performed any procedures with respect to the forecasted financial information or pro forma information for the twelve months ended June 30, 2006 contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, such forecasted and pro forma financial information. Ernst & Young LLP’s reports included in this prospectus relate to historical financial information of Teekay Offshore Partners Predecessor, Teekay Offshore Partners L.P. and Teekay Offshore GP L.L.C. Those reports do not extend to the tables and the related forecasted and pro forma financial information contained in this section and should not be read to do so.
      When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements included under the heading “Risk Factors” elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the financial forecast.
      We are providing the financial forecast to supplement the historical combined consolidated financial statements of Teekay Offshore Partners Predecessor and our pro forma combined consolidated financial statements in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our outstanding common and subordinated units for each quarter in the year ending December 31, 2007 at our stated initial distribution rate. Please read “Note 3. Summary of Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast.
      We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update the financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, we caution you not to place undue reliance on this information.
      The unaudited pro forma consolidated results of operations for the year ended December 31, 2005 and the twelve months ended June 30, 2006 are presented to illustrate the assumed effects of:

•	our acquisition from Teekay Shipping Corporation of a 26.0% interest in OPCO, including a 25.99% limited partner interest held directly by us and the 0.01% general partner interest held by us through our ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner;

•	Teekay Shipping Corporation’s transfer to OPCO of all of the outstanding interests of Norsk Teekay Holdings Ltd., Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. (the OPCO Operating Subsidiaries);

•	OPCO’s entry into new fixed-rate time-charter contracts with Teekay Shipping Corporation for nine of OPCO’s Aframax-class conventional crude oil tankers;

•	OPCO’s transfer to Teekay Shipping Corporation of all chartered-in conventional crude oil and product tankers in Navion Shipping Ltd. (a subsidiary of Norsk Teekay), a 1987-built shuttle tanker (the Nordic Trym), OPCO’s single anchor loading equipment, a 1992-built chartered-in shuttle tanker (the Borga) and a 50.0% interest in Alta Shipping S.A., which has no material assets (collectively, the Non-OPCO Assets);

•	OPCO’s purchase of the Fuji Spirit, an Aframax-class conventional crude oil tanker financed under a capital lease until its purchase by OPCO in September 2006;

•	OPCO’s entry into amended operating agreements for its five 50%-owned joint ventures whereby OPCO will have unilateral control of each joint venture, which will require OPCO to consolidate the joint ventures in accordance with GAAP;

•	OPCO’s incurrence of additional debt to increase its outstanding debt to $1.08 billion (excluding debt relating to the five joint ventures, which totaled $237.3 million as at June 30, 2006);

•	Teekay Shipping Corporation’s contribution to OPCO of interest rate swaps with a notional principal amount of $1.09 billion, a weighted-average fixed interest rate of 5.5% (including the margin OPCO pays on its floating-rate debt) and a weighted-average remaining term of 9.7 years;

•	OPCO’s repayment of all of its advances from affiliates;

•	OPCO’s declaration and payment of a dividend to Teekay Shipping Corporation in an amount sufficient to decrease OPCO’s outstanding cash balance to $90.0 million;

•	the completion of this offering; and

•	the use of the net proceeds of this offering to repay non-interest bearing promissory notes we will issue to Teekay Shipping Corporation, as described in “Use of Proceeds.”
      The pro forma data included herein is not indicative of forecasted financial results nor does it represent comparable results of operations.
      The unaudited pro forma consolidated results of operations for the year ended December 31, 2005 are based on the audited historical combined consolidated financial statements of Teekay Offshore Partners Predecessor included elsewhere in this prospectus, as adjusted to illustrate the estimated pro forma effects of the transactions described above. These unaudited pro forma consolidated financial statements should be read together with “Selected Historical and Pro Forma Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined consolidated financial statements of Teekay Offshore Partners Predecessor and the notes to those statements included elsewhere in this prospectus. The unaudited pro forma consolidated results of operations for the twelve months ended June 30, 2006 are based in part on the unaudited historical combined financial statements of Teekay Offshore Partners Predecessor, which are not included in this prospectus, as adjusted to illustrate the estimated pro forma effects of the transactions described above.

TEEKAY OFFSHORE PARTNERS L.P.
PRO FORMA AND FORECASTED RESULTS OF OPERATIONS

	Consolidated
	Pro Forma		Forecast

	Year	Twelve Months	Year
	Ended	Ended	Ending
	December 31,	June 30,	December 31,
	2005	2006	2007

	(unaudited)

	(in thousands, except for per unit amounts)
Voyage revenues	$678,888	$688,666	$749,312

Operating expenses:
Voyage expenses	93,935	112,866	146,739
Vessel operating expenses	114,843	113,977	124,038
Time-charter hire expense	145,423	152,797	146,418
Depreciation and amortization	116,922	113,473	115,647
General and administrative	61,546	65,779	64,615
Gain of sale of vessels	(9,423)	(4,897)	—
Restructuring charge	955	1,408	—

Total operating expenses	524,201	555,403	597,457

Income from vessel operations	154,687	133,263	151,855
Other items:
Interest expense	(73,458)	(74,953)	(73,245)
Interest income	5,265	6,590	3,600
Foreign currency exchange gain (loss)	9,281	(5,137)	—
Income tax recovery (expense)	13,873	(9,675)	4,000
Other — net	4,718	10,663	10,917

Income before non-controlling interest	114,366	60,751	97,127
Non-controlling interest	(87,248)	(47,494)	(74,997)

Net income	$27,118	$13,257	$22,130

General partner’s interest in net income	$542	$265	$443
Limited partners’ interest:
Net income	$26,576	$12,992	$21,687
Net income per:
- Common unit (basic and diluted)	$1.40	$1.33	$1.40
- Subordinated unit (basic and diluted)	$1.31	$—	$0.81
- Unit (basic and diluted)	$1.36	$0.66	$1.11
Please read the accompanying summary of significant accounting policies and forecast assumptions.

Summary of Significant Accounting Policies and Forecast Assumptions

Note 1.	Basis of Presentation
      The accompanying financial forecast and related notes of Teekay Offshore Partners L.P. present the forecasted results of operations of Teekay Offshore Partners L.P. for the year ending December 31, 2007, based on the assumption that, as of the closing of this offering, we will acquire a 26.0% interest in OPCO, including a 25.99% limited partner interest held directly by us and a 0.01% general partner interest held through our ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner. Upon the closing of this offering, we will issue common units and subordinated units, representing limited partner interests to Teekay Shipping Corporation, and our 2.0% general partner interest and incentive distribution rights to our general partner, Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation. We will issue to investors common units, representing limited partner interests, pursuant to this offering. The accompanying financial forecast is presented in accordance with the guidelines established by the American Institute of Certified Public Accountants.
      In constructing the unaudited pro forma consolidated results of operations for the year ended December 31, 2005 and for the twelve months ended June 30, 2006, we used the historical combined consolidated results of operations for Teekay Offshore Partners Predecessor for those periods and adjusted such results of operations as described in “— Pro Forma and Forecasted Results of Operations” above.

Note 2:	Summary of Significant Accounting Policies
      Organization. We are a Marshall Islands limited partnership formed on August 31, 2006 to acquire from Teekay Shipping Corporation a 26.0% interest in OPCO. Our general partner is Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation.
      Principles of Consolidation. This financial forecast includes our accounts and those of our wholly owned subsidiaries and partially-owned subsidiaries we control, including OPCO. All intercompany transactions and balances have been eliminated in consolidation.
      Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
      Reporting Currency. The financial forecast is stated in U.S. Dollars because we operate in international shipping markets that typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in our consolidated statements of income.
      Revenue Recognition. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenue during days that the vessel is off-hire. All voyage revenues from voyage charters are recognized on a percentage of completion method. We use a discharge-to-discharge basis in determining percentage of completion for all spot voyages, and voyages servicing contracts of affreightment, whereby we recognize revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We do not begin recognizing voyage revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and end with tendering of notice of readiness at a field for the next lifting.
      Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and bareboat charters and by the shipowner under contracts of affreightment and voyage charters. Voyage expenses are recognized when incurred.
      Vessel Operating Expenses. Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses, are typically paid by the shipowner other than under bareboat charters, where the customer typically pays these expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance. Vessel operating expenses are recognized when incurred.
      Cash and Cash Equivalents. We classify all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.
      Vessels and Equipment. All pre-delivery costs incurred during the construction of newbuildings are capitalized, including interest, supervision and technical costs. The acquisition cost and all costs incurred to restore used vessels purchased to the standard required to properly service customers are capitalized. Vessels are depreciated to their estimated residual value. Depreciation is calculated on a straight-line basis over a vessel’s useful life. Depreciation is calculated using an estimated useful life of 25 years for our vessels, from the date the vessel was originally delivered from the shipyard or a shorter period if regulations are expected to prevent us from operating the vessels for 25 years. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.
      Generally, we drydock each shuttle tanker and conventional oil tanker every two and a half to five years. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking.
      We assess vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its expected remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.
      Direct Financing Leases. We assemble, install, operate and lease equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.
      Loan Costs. Loan costs, including fees, commissions and legal expenses associated with the loans, are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.
      Derivative Instruments. We utilize derivative financial instruments to reduce interest rate risks. We do not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.
      Goodwill and Intangible Assets. Goodwill is not amortized, but reviewed for impairment annually or more frequently as impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives. Intangible assets, which consist of contracts of affreightment acquired as part of the purchase of Navion AS (or Navion) in April 2003, are amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.
      Income Taxes. OPCO’s Norwegian subsidiaries and Australian ship-owning subsidiary are subject to income taxes. We account for such taxes using the liability method pursuant to SFAS No. 109, “Accounting for Income Taxes.”

Note 3:	Summary of Significant Forecast Assumptions
      Vessel Deliveries and Vessel Sales. The forecast reflects or assumes, as appropriate, the following changes in OPCO’s fleet:

•	the sale of two older shuttle tankers in March and October 2005 (collectively, the 2005 Shuttle Tanker Dispositions);

•	the sale of an older shuttle tanker in July 2006 (the 2006 Shuttle Tanker Disposition);

•	the sale and lease back of an older shuttle tanker in March 2005;

•	the sale of a 2000-built liquid petroleum gas carrier (the Dania Spirit) to a subsidiary of Teekay Shipping Corporation in June 2005 (or the 2005 Conventional Tanker Disposition); and

•	the conversion of the Navion Saga, a Suezmax-class conventional crude oil tanker, to an FSO unit and the subsequent commencement of a three-year FSO time-charter contract beginning in the second quarter of 2007.
      Foreign Currency. Although OPCO operates in international shipping markets, which typically utilize the U.S. Dollar as the functional currency, a small portion of OPCO’s voyage revenues are denominated in Norwegian Kroner. For purposes of this forecast, we have assumed an exchange rate of 1 U.S. Dollar to 6.425 Kroner for the year ending December 31, 2007. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Items You Should Consider When Evaluating Our Historical Performance and Assessing Our Future Prospects.”
      Net Voyage Revenues. Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time-charter and bareboat charter contracts, the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If OPCO, as the shipowner, pays the voyage expenses, it typically passes the approximate amount of these expenses on to customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we refer to as net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages.
      Forecasted net voyage revenues for the year ending December 31, 2007 is approximately $17.6 million greater than the pro forma results for the year ended December 31, 2005, primarily as a result of an increase from new and renewed shuttle tanker and FSO unit time charters and bareboat charters at higher rates, which occurred in the ordinary course of business and were the result of negotiations between the relevant parties. This forecasted increase in net voyage revenues is partially offset by the 2005 Shuttle Tanker Dispositions, the 2005 Conventional Tanker Disposition, the 2006 Shuttle Disposition and the redelivery of one chartered-in vessel back to its owner in April 2006.
      Forecasted net voyage revenues for the year ending December 31, 2007 is approximately $26.8 million greater than the pro forma results for the twelve months ended June 30, 2006, primarily as a result of an increase in new and renewed shuttle tanker and FSO unit time charters and bareboat charters at higher rates. In addition, during the first half of 2006, our pro forma results included earlier annual seasonal maintenance on certain North Sea oil fields compared to 2005. As a result, the pro forma results for the twelve months ended June 30, 2006 had two maintenance seasons in the twelve-month period, whereas the other twelve month periods have the usual one maintenance season as described below. The forecasted increase in net voyage revenues is partially offset by the 2006 Shuttle Disposition and redelivery of one chartered-in vessel back to its owner in April 2006.
      Due to the harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer, typically in the third quarter. Because a significant portion of OPCO’s North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on volume of oil transported, the results of the shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. The affected shuttle tankers are typically redeployed as conventional oil tankers during maintenance season; the rates in the conventional market may be higher or lower than the fixed-rates under the contracts of affreightment.
      The forecast is based upon estimated average daily hire rates and the total number of days OPCO’s vessels are expected to be on-hire during the year ending December 31, 2007. In determining this we have assumed that off-hire for owned vessels will be similar to levels of off-hire for 2005 and the first six months of 2006 and that shuttle tankers servicing contracts of affreightment will be utilized at levels similar to those for 2005 and the first six months of 2006. These assumptions include expected off-hire due to scheduled drydockings. The amount of actual off-hire time depends upon, among other things, the time a vessel spends in drydocking for repairs, maintenance or inspection, equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems as well as failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
      Average daily hire rates for each vessel are derived from OPCO’s contracts of affreightment, time charters and bareboat charters. The average daily hire rate is equal to the voyage revenues earned by a vessel during a given period, divided by the total number of days the vessel is not off-hire.
      Vessel Operating Expenses. Forecasted vessel operating expenses for the year ending December 31, 2007 is approximately $9.2 million and $10.1 million greater than the pro forma results for the year ended December 31, 2005 and the twelve months ended June 30, 2006, respectively, primarily as a result of an increase in operating expenses from the conversion of the Navion Saga to an FSO unit, which has higher operating costs on average compared to a conventional tanker, and an increase in crew and officers’ salaries due to changes in crew composition and general wage escalations. These forecasted increases are partially offset by decreases in operating expenses from the 2005 Shuttle Tanker Dispositions, the 2005 Conventional Tanker Disposition and the 2006 Shuttle Disposition.
      Some of the more significant vessel operating expenses include crewing and other labor and related costs, repairs and maintenance and insurance costs. Upon the closing of this offering, all of OPCO’s seafaring employees will become employees of other Teekay Shipping Corporation subsidiaries and OPCO’s operating subsidiaries will enter into services agreements with Teekay Shipping Corporation subsidiaries by which the Teekay Shipping Corporation subsidiaries will provide crewing and other vessel operation services. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.” Labor and related costs for purposes of this forecast are based upon estimated payments under these services agreements, historical experience and contractual unionized wage rates. Insurance costs are estimated based upon anticipated premiums.

      Time-Charter Hire Expense. Our forecast for the year ending December 31, 2007 assumes that we will charter-in an average of 11.7 shuttle tankers during this period. Our forecast for the number of chartered-in vessels and the average rate per day is primarily based upon existing time-charter contracts. Forecasted time-charter hire expense for the year ending December 31, 2007 is approximately $1.0 million greater than the pro forma results for the year ended December 31, 2005, primarily due to estimated annual rate escalations, partially offset by an estimated 13% decrease in the average number of vessels chartered-in. Forecasted time-charter hire expense for the year ending December 31, 2007 is approximately $6.4 million less than the pro forma results for the twelve months ended June 30, 2006 due to an estimated 20% decrease in the average number of vessels chartered-in, partially offset by estimated annual rate escalations.
      Depreciation and Amortization. Forecasted depreciation for the year ending December 31, 2007 is approximately $1.3 million less than the pro forma results for the year ended December 31, 2005, primarily as a result of a decrease in depreciation from the 2005 Shuttle Tanker Dispositions and the 2005 Conventional Tanker Disposition and a decrease in amortization from the expiration in 2005 of two of our contracts of affreightment, partially offset by a forecasted increase in depreciation of the costs to convert the Navion Saga to an FSO unit, vessel upgrades and an increase in amortization of drydock expenditures. Forecasted depreciation and amortization for the year ending December 31, 2007 is approximately $2.2 million greater than the pro forma results for the twelve months ended June 30, 2006, primarily due to an increase in the forecasted depreciation as previously mentioned, partially offset by a decrease in depreciation from the 2006 Shuttle Disposition.
      Our forecast for depreciation expense assumes that no vessels are purchased or sold during the year ending December 31, 2007. Depreciation is calculated on a straight-line basis over a vessel’s useful life, which we estimate to be 25 years. The value of contracts of affreightment acquired is being amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.
      General and Administrative Expenses. Forecasted general and administrative expenses for the year ending December 31, 2007 is approximately $3.1 million greater than the pro forma results for the year ended December 31, 2005, primarily as a result of a forecasted increase in total shore-staff compensation and an estimated $1.5 million increase for public-company costs, reimbursements to our general partner and payments to certain subsidiaries of Teekay Shipping Corporation for administrative and certain other services to be provided to us, OPCO and its operating subsidiaries under services agreements to be entered into upon the closing of this offering. Forecasted general and administrative expenses for the year ending December 31, 2007 is approximately $1.1 million less than the pro forma results for the twelve months ended June 30, 2006, primarily as a result of forecasted decreases in shore-staff incentive compensation, substantially offset by the estimated increase for public-company costs, reimbursements to our general partner and payments to certain subsidiaries of Teekay Shipping Corporation for administrative and certain other services.
      Interest Expense. Forecasted interest expense for the year ending December 31, 2007 is approximately $0.2 million and $1.7 million less than the pro forma results for the year ended December 31, 2005 and the twelve months ended June 30, 2006, respectively, primarily as a result of a lower outstanding average debt balance under revolving credit facilities and term loans during the year ending December 31, 2007. This forecasted decrease is partially offset by a forecasted increase in interest expense from an estimated increase in the floating interest rates on term loans. Our forecast for the year ending December 31, 2007 assumes an average revolving credit facility balance outstanding of $1.03 billion with an estimated weighted-average interest rate of 5.5% per annum, which rate is based upon the average effective interest rate on the revolving credit facilities after giving effect to existing interest rate swap agreements. Our forecast for the year ending December 31, 2007 assumes an average outstanding term loan balance of $218.8 million with an estimated weighted average interest rate of 6.25% per annum, which rate is based upon an estimated LIBOR rate of 5.75% plus the applicable margins under the term loans.

      Interest Income. Forecasted interest income for the year ending December 31, 2007 is approximately $1.7 million and $3.0 million less than the pro forma results for the year ended December 31, 2005 and the twelve months ended June 30, 2006, respectively, primarily as a result of assumed lower average cash balances outstanding during the year ending December 31, 2007 compared to the year ended December 31, 2005 and the twelve months ended June 30, 2006. Our forecast for the year ending December 31, 2007 assumes an average cash balance outstanding of $90.0 million, and an average rate of return of 4% per annum.
      Income Taxes. Forecasted income tax recovery for the year ending December 31, 2007 is approximately $9.9 million less and $13.7 million greater than the pro forma results for the year ended December 31, 2005 and the twelve months ended June 30, 2006, respectively. The decrease and increase in forecasted income tax recovery are primarily the result of deferred income tax recoveries during the year ended December 31, 2005 and deferred income tax expenses during the twelve months ended June 30, 2006, from unrealized foreign currency exchange losses and gains, respectively, on intercompany loans with certain Norwegian subsidiaries. The majority of these amounts do not have a cash impact. Our forecast assumes a constant foreign exchange rate throughout 2007.
      Other-Net. Forecasted other income for the year ending December 31, 2007 is approximately $6.2 million and $0.3 million greater than the pro forma results for the year ended December 31, 2005 and the twelve months ended June 30, 2006, respectively, primarily as a result of:

•	a pro forma $3.4 million write-off of capitalized loan costs on January 1, 2005;

•	$2.8 million and $0.9 million of other expenses incurred during the year ended December 31, 2005 and the twelve months ended June 30, 2006, respectively;
      partially offset by

•	an estimated $0.6 million decrease in the income received from our VOC Equipment during the year ending December 31, 2007 compared to the twelve months ended June 30, 2006.
      Our forecast for the year ending December 31, 2007 consists of $10.9 million of income from VOC Equipment. This amount is based upon amounts to be received from existing lease contracts and amounts expected to be received on VOC Equipment currently being assembled and installed on certain shuttle tankers.
      Non-Controlling Interest. Forecasted non-controlling interest for the year ending December 31, 2007 is approximately $12.3 million less and $27.5 million greater than the pro forma results for the year ended December 31, 2005 and the twelve months ended June 30, 2006, respectively, primarily as a result of a $17.2 million decrease and a $36.4 million increase in income before non-controlling interest, respectively. Our forecast for the year ending December 31, 2007 assumes that OPCO will earn $90.9 million in net income ($67.3 million — non-controlling owner’s portion), OPCO’s five 50%-owned joint venture shuttle tankers will earn $15.4 million in net income ($7.7 million — non-controlling owner’s portion), and OPCO’s one 89%-owned FSO unit will earn $0.6 million net income ($0.1 million — non-controlling owner’s portion), resulting in a total non-controlling interest of $75.0 million.
      Drydocking and Replacement Reserve. Forecasted initial annual maintenance capital expenditures for OPCO’s fleet are $73.9 million per year, which includes $12.2 million for drydocking costs and $61.7 million, including financing costs, for replacing OPCO’s shuttle tankers, FSO units and conventional tankers at the end of their useful lives.

      Regulatory, Industry and Economic Factors. We forecast for the year ending December 31, 2007 based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or any interpretation of existing regulations that, in either case, would be materially adverse to our or OPCO’s business.

•	no material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events;

•	no major adverse change in the markets in which OPCO operates resulting from production disruptions, reduced demand for oil or significant changes in the market prices of oil;

•	no material changes to market, regulatory and overall economic conditions; and

•	an annual inflation rate of 2.0% to 3.0%, depending upon the applicable jurisdiction.
Pro Forma and Forecasted Cash Available for Distribution
      If we had completed the transactions contemplated in this prospectus on January 1, 2005 or July 1, 2005 as a publicly-traded partnership, pro forma cash available for distribution generated during the year ended December 31, 2005 and the twelve months ended June 30, 2006 would have been approximately $27.8 million and $23.4 million, respectively. This amount would have been sufficient to make aggregate cash distributions equal to 100.0% of the minimum quarterly distribution of $0.35 per unit per quarter (or $1.40 per unit on an annualized basis) on our common units for the year ended December 31, 2005 and for the twelve months ended June 30, 2006 and 98.8% and 67.4%, respectively, of the minimum quarterly distribution on our subordinated units for those periods.
      The following table illustrates, on a pro forma basis, for the year ended December 31, 2005 and for the twelve months ended June 30, 2006, the amount of cash available for distribution that would have been available for distributions to our unitholders, assuming that this offering and the related transactions had been consummated on January 1, 2005 and July 1, 2005, respectively.
      The table below also sets forth our calculation of forecasted cash available for distribution to our unitholders and general partner based on the Pro Forma and Forecasted Results of Operations set forth above. Based on the financial forecast and related assumptions, we forecast that our cash available for distribution generated during the year ending December 31, 2007 will be approximately $30.9 million. This amount would be sufficient to pay 100.0% of the minimum quarterly distribution of $0.35 per unit on all of our common units and subordinated units for the four quarters ending December 31, 2007.
      You should read “Note 3. Summary of Significant Forecast Assumptions” included as part of the financial forecast for a discussion of the material assumptions underlying our forecast of EBITDA that is included in the table below. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to generate the forecasted EBITDA. If our estimate is not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $0.35 per unit per quarter ($1.40 per unit on an annualized basis). Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. Our independent registered public accounting firm has not examined, compiled, or otherwise applied procedures to our financial forecast and the forecast of cash available for distribution set forth below and, accordingly, do not express an opinion or any other form of assurance on it.
      EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity calculated in accordance with GAAP.

      When considering our forecast of cash available for distribution for the year ending December 31, 2007, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.
      Although we forecast sufficient available cash to pay the full minimum quarterly distribution on all of our common and subordinated units for the year ending December 31, 2007, OPCO’s new credit facility allows it to make working capital borrowings and to loan the proceeds to us, which we could use to make distributions. This allows us to manage fluctuations in OPCO’s working capital.

TEEKAY OFFSHORE PARTNERS L.P.
PRO FORMA AND FORECASTED CASH AVAILABLE FOR DISTRIBUTION

	Consolidated Pro Forma		Forecast(1)

	Year	Twelve Months	Year
	Ended	Ended	Ending
	December 31,	June 30,	December 31,
	2005	2006	2007

	(unaudited)

	(dollars in thousands except per unit amounts)
EBITDA(2)	$198,360	$204,769	$203,423
Adjustments for other non-cash items:
Non-controlling interest	87,248	47,494	74,997
Write-off of capitalized loan costs	3,402	—	—
Foreign currency exchange loss (gain)	(9,281)	5,137	—
Gain on sale of vessels	(9,423)	(4,897)	—

	270,306	252,503	278,420

Adjustments for cash items and maintenance capital expenditures reserves:
Minority owners share of cash available for distribution from joint ventures	(15,328)	(14,351)	(11,863)
Cash interest expense	(72,238)	(73,733)	(72,285)
Cash interest income	5,265	6,590	3,600
Cash income tax expense	(2,762)	(2,699)	(1,000)
Public partnership expenses	1,500	1,500	1,500
Drydocking capital expenditure reserve(3)	(12,240)	(12,240)	(12,240)
Replacement capital expenditure reserve(3)	(61,680)	(61,680)	(61,680)

Cash available for distribution from OPCO	112,823	95,890	124,452
TSC’s 74.0% limited partner share of OPCO’s available cash	(83,489)	(70,959)	(92,094)
Public partnership expenses	(1,500)	(1,500)	(1,500)

Cash available for distribution	$27,834	$23,431	$30,858

Expected distributions:
Distributions per unit	$1.40	$1.40	$1.40
Distributions to our public common unitholders(4)	9,800	9,800	9,800
Distributions to TSC — common units(4)	3,920	3,920	3,920
Distributions to TSC — subordinated units	13,720	13,720	13,720
Distributions to TSC — general partner interest	560	560	560

Total distributions(5)	$28,000	$28,000	$28,000

Excess (shortfall)	$(166)	$(4,569)	$2,858
Annualized initial quarterly distribution per unit	$1.40	$1.40	$1.40
Aggregate distributions based on annualized minimum quarterly distribution	$28,000	$28,000	$28,000
Percent of minimum quarterly distributions payable to common unitholders	100.0%	100.0%	100.0%
Percent of minimum quarterly distributions payable to subordinated unitholders	98.8%	67.4%	100.0%

(1)	The forecasted column is based on the assumptions set forth in “— Pro Forma and Forecasted Results of Operations — Summary of Significant Accounting Policies and Assumptions.”

(2)	EBITDA is a non-GAAP financial measure, which we use as it is an important supplemental measure of performance and liquidity. EBITDA means earnings before interest, taxes, depreciation and amortization. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.
      EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, to assess:

•	the financial and operating performance of assets without regard to financing methods, capital structure, income taxes or historical cost basis; and

•	the ability to generate cash sufficient to service debt, make distributions to our unitholders and undertake capital expenditures.
      EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies.
      Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measures on a pro forma and forecasted basis for each of the periods indicated.

	Consolidated Pro Forma		Forecast

	Year	Twelve Months	Year
	Ended	Ended	Ending
	December 31,	June 30,	December 31,
	2005	2006	2007

	(unaudited)

	(in thousands)
Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$212,382	$185,553	$188,146
Non-controlling interest	(87,248)	(47,494)	(74,997)
Interest expense, net	66,973	67,143	68,685
Change in working capital	(22,951)	(9,162)	—
Foreign currency exchange gain (loss) and other, net	15,248	(5,747)	1,000
Gain on sale of vessels	9,423	4,897	—
Expenditures for drydocking	8,906	10,007	20,589
Write-off of capitalized loan costs	(3,402)	—	—
Equity loss (net of dividends received)	(971)	(428)	—

EBITDA	$198,360	$204,769	$203,423

(3)	Our partnership agreement requires that an estimate of the maintenance capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Because our interest in OPCO will represent our only cash-generating asset upon the closing of this offering, an estimate of its maintenance capital expenditures is more meaningful. The board of directors of our general partner, Teekay Offshore GP L.L.C., will approve the amount of OPCO’s reserves for maintenance capital expenditures and other purposes. Our initial estimated maintenance capital expenditures for OPCO are $73.9 million per year. The amount of estimated maintenance capital expenditures attributable to future drydocking expenses is based on the average annual anticipated drydocking over the remaining useful lives of OPCO’s vessels. The actual cost of maintenance capital expenditures, including for drydocking, vessel replacement and other items, will depend on a number of factors, including, among others, prevailing market conditions, charter hire rates and the availability and cost of financing at the time of vessel replacement. We may elect to fund some or all maintenance capital expenditures through the issuance of additional common units, which may be dilutive to existing unitholders. Please read “Risk Factors — Risks Inherent in Our Business — OPCO must make substantial capital expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.”

(4)	Assumes the underwriters’ option to purchase additional common units is not exercised. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to redeem common units from Teekay Shipping Corporation. The number of units redeemed would equal the number of units for which the underwriters exercise their over-allotment option.

(5)	Represents the amount required to fund distributions to our unitholders and our general partner for four quarters based upon our minimum quarterly distribution rate of $0.35 per unit.

HOW WE MAKE CASH DISTRIBUTIONS
Distribution of Available Cash

General
      Within approximately 45 days after the end of each quarter, beginning with the quarter ending December 31, 2006, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through December 31, 2006 based on the actual length of the period.

Available Cash
      We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own, including OPCO):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for anticipated credit needs);

•	comply with applicable law, any debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution
      We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering and the related distribution on the 2.0% general partner interest is approximately $7.0 million.
      However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Because our 26.0% interest in OPCO will be our only cash-generating asset upon the closing of this offering, the amount of our distributions to unitholders initially will depend upon distributions by OPCO to us. OPCO will be prohibited from making any distributions to us if it would cause an event of default, or an event of default is existing, under its credit agreements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities” and “— Covenants and Other Restrictions in Our Financing Agreements” for a discussion of the restrictions to be included in the credit agreements that may restrict OPCO’s ability to make distributions.

Operating Surplus and Capital Surplus

Overview
      All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus
      We define operating surplus in the glossary, and for any period it generally means:

•	$15.0 million; plus

•	all cash receipts (including our proportionate share of cash receipts for certain subsidiaries we do not wholly own, including OPCO) after the closing of this offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) termination of interest rate swap agreements, (5) capital contributions or (6) corporate reorganizations or restructurings; plus

•	working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the construction, expansion or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our operating expenditures (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own) after the closing of this offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures, or expansion capital expenditures or investment capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions or (4) distributions; less

•	estimated maintenance capital expenditures and the amount of cash reserves (including our proportionate share of cash reserves for certain subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures.
      If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.
      As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $15.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowing, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus also would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures
      For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of the fleet, those capital expenditures would be classified as expansion capital expenditures.
      Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes.
      Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.
      Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by the fleet. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date of entry into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, will also be considered maintenance capital expenditures.
      Because we expect that maintenance capital expenditures will be very large and vary significantly in timing, the amount of actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by the board’s conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read “Our Cash Distribution Policy and Restrictions on Distributions.” The partnership agreement of OPCO requires that the board of directors of our general partner, on our behalf, must approve the amount of maintenance capital reserves for OPCO.

      Our use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that actual maintenance capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it will reduce the need for us to borrow to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

•	it will reduce the likelihood that a large maintenance capital expenditure in a period will prevent our general partner’s affiliates from being able to convert some or all of their subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus
      We also define capital surplus in the glossary, and it generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions
      We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $15.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.
Subordination Period

General
      During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period
      We define the subordination period in the glossary. Except as described below under “Early Termination of Subordination Period,” the subordination period will extend until the first day of any quarter, beginning after December 31, 2009, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three, consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      If the unitholders remove our general partner without cause, the subordination period may end before December 31, 2009.
      Early Termination of Subordination Period. The subordination period will automatically terminate and the subordinated units will convert into common any units on a one-for-one basis if the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $2.10 (150.0% of the annualized minimum quarterly distribution) for any four-quarter period immediately preceding the date of determination; and

•	the “adjusted operating surplus” (as defined below) generated during any four-quarter period immediately preceding the date of determination equaled or exceeded the sum of a distribution of $2.10 per common unit (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      For purposes of determining whether sufficient adjusted operating surplus has been generated under these conversion tests, the conflicts committee may adjust adjusted operating surplus upwards or downwards if it determines in good faith that the estimated amount of maintenance capital expenditures used in the determination of operating surplus was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate.

Definition of Adjusted Operating Surplus
      We define adjusted operating surplus in the glossary, and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own, including OPCO) with respect to that period; less

•	any net reduction in cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; plus

•	any net increase in cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
      Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period
      Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.
Distributions of Available Cash From Operating Surplus During the Subordination Period
      We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.
      The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.
Distributions of Available Cash From Operating Surplus After the Subordination Period
      We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.
      The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Incentive Distribution Rights
      Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distributions rights to a third party prior to December 31, 2016. Please read “The Partnership Agreement — Transfer of Incentive Distribution Rights.” Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.
      If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;
then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.525 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.
      In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus
      The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest and assume our general partner has contributed any capital necessary to maintain its 2.0% general partner interest and has not transferred the incentive distribution rights.

		Marginal Percentage
		Interest in Distributions
	Total Quarterly Distribution
	Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.35	98.0%	2.0%
First Target Distribution	Up to $0.4025	98.0%	2.0%
Second Target Distribution	Above $0.4025 up to $0.4375	85.0%	15.0%
Third Target Distribution	Above $0.4375 up to $0.525	75.0%	25.0%
Thereafter	Above $0.525	50.0%	50.0%
Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made
      We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price; and

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.
      The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution From Capital Surplus
      Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.
      Once we reduce the minimum quarterly distribution and the target distribution levels to zero, we will then make all future distributions from operating surplus, with 50.0% being paid to the holders of units and

50.0% to our general partner. The percentage interests shown for our general partner include its 2.0% general partner interest and assume the general partner maintains its 2.0% general partner interest and has not transferred the incentive distribution rights.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
      In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price.
      For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.
      In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that OPCO or any subsidiary becomes subject to additional taxation as an entity for U.S. federal, state, local or foreign tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our direct or indirect aggregate liability for the quarter for such taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.
Distributions of Cash Upon Liquidation
      If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.
      If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price of our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);
      then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•	second, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.
      If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);
      then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.
      The immediately preceding two paragraphs are based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
      The following table presents, in each case for the periods and as at the dates indicated, selected:

•	historical financial and operating data of Teekay Offshore Partners Predecessor; and

•	pro forma financial and operating data of Teekay Offshore Partners L.P.
      The selected historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the years ended December 31, 2001, 2002 and 2003 are derived from the unaudited combined consolidated financial statements of Teekay Offshore Partners Predecessor, which are not included in this prospectus;

•	the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the years ended December 31, 2004 and 2005 are derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor included elsewhere in this prospectus; and

•	the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the six months ended June 30, 2005 and June 30, 2006 are derived from the unaudited combined consolidated financial statements of Teekay Offshore Partners Predecessor, which, other than the unaudited combined balance sheet as at June 30, 2005, are included elsewhere in this prospectus.
      The unaudited pro forma financial data of Teekay Offshore Partners L.P. presented for the year ended December 31, 2005 and as at and for the six months ended June 30, 2006 are derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The pro forma income statement data for the year ended December 31, 2005 and for the six months ended June 30, 2006 assumes this offering and related transactions occurred on January 1, 2005. The pro forma balance sheet data assumes this offering and related transactions occurred on June 30, 2006. A more complete explanation of the pro forma data can be found in our unaudited pro forma consolidated financial statements.
      The following table includes two financial measures, net voyage revenues and EBITDA, which we use in our business and are not calculated or presented in accordance with GAAP. We explain these measures and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in “— Non-GAAP Financial Measures” below.

      The following table should be read together with, and is qualified in its entirety by reference to, the historical combined consolidated and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Historical							Pro Forma

						Six
						Months			Six
						Ended			Months
	Years Ended December 31,					June 30,		Year Ended	Ended
								December 31,	June 30,
	2001	2002	2003	2004	2005	2005	2006	2005	2006

	(unaudited)			(audited)		(unaudited)		(unaudited)

	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$137,258	$156,745	$747,383	$986,504	$807,548	$400,315	$386,724	$678,888	$349,299

Operating expenses:
Voyage expenses(1)	7,447	8,894	146,893	118,819	74,543	32,400	48,344	93,935	60,186
Vessel operating expenses(2)	31,617	42,395	87,507	105,595	104,475	52,900	52,954	114,843	57,545
Time-charter hire expenses	—	—	235,976	372,449	373,536	176,276	165,935	145,423	76,288
Depreciation and amortization	45,167	49,579	93,269	118,460	107,542	55,620	51,331	116,922	56,138
General and administrative	10,424	11,733	33,968	65,819	85,856	37,838	43,469	61,546	32,265
Vessel and equipment writedowns and (gain) loss on sale of vessels	—	—	63	(3,725)	2,820	5,369	1,845	(9,423)	(305)
Restructuring charge	—	—	—	—	955	—	453	955	453

Total operating expenses	94,655	112,601	597,676	777,417	749,727	360,403	364,331	524,201	282,570

Income from vessel operations	42,603	44,144	149,707	209,087	57,821	39,912	22,393	154,687	66,729
Interest expense	(31,090)	(28,136)	(46,872)	(43,957)	(39,791)	(20,100)	(24,504)	(73,458)	(36,961)
Interest income	999	549	1,278	2,459	4,605	2,271	3,291	5,265	3,834
Equity income (loss) from joint ventures	2,634	4,597	5,047	6,162	5,199	2,573	3,191	(971)	(49)
Gain (loss) on sale of marketable securities	(1,415)	(1,227)	517	94,222	—	—	—	—	—
Foreign currency exchange gain (loss)(3)	3,685	(35,121)	(17,821)	(37,910)	34,178	25,730	(18,688)	9,281	(4,339)
Income tax recovery (expense)	(4,963)	(8,116)	(30,035)	(28,188)	13,873	15,786	(7,762)	13,873	(7,762)
Other — net	2,923	1,313	4,455	14,064	9,091	3,694	5,694	5,689	5,694
Non-controlling interest	(2,345)	(1,212)	(2,763)	(2,167)	(229)	(692)	(414)	(87,248)	(21,541)

Net income (loss)	$13,031	$(23,209)	$63,513	$213,772	$84,747	$69,174	$(16,799)	$27,118	$5,605

Pro forma net income per common unit (basic and diluted)(4)								$1.40	$0.56
Balance Sheet Data (at end of period):
Cash and marketable securities	$32,605	$39,754	$160,957	$143,729	$128,986	$119,495	$133,962		$90,000
Vessels and equipment(5)	709,787	725,263	1,431,947	1,427,481	1,300,064	1,346,328	1,260,765		1,528,480
Total assets	878,816	1,002,452	2,037,855	2,040,642	1,884,017	1,913,756	1,866,330		2,038,218
Total debt(6)	456,761	673,074	1,354,392	1,210,998	991,855	1,045,094	971,992		1,317,314
Non-controlling interest(7)	13,199	14,412	15,525	14,276	11,859	14,597	11,770		437,450
Total owner’s/partners’ equity	369,287	262,835	529,794	659,212	740,379	727,052	727,801		138,405
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$34,054	$12,110	$227,297	$242,592	$152,687	$81,232	$48,705
Financing activities	298,471	151,340	731,329	(69,710)	(201,554)	(153,647)	(42,602)
Investing activities	(299,920)	(156,301)	(837,423)	(190,110)	34,124	48,182	(1,127)
Other Financial Data:
Net voyage revenues	$129,811	$147,851	$600,490	$867,685	$733,005	$367,915	$338,380	$584,953	$289,113
EBITDA(8)	93,252	62,073	232,411	401,918	213,602	126,837	63,507	198,360	102,632
Capital expenditures:
Expenditures for vessels and equipment	128,297	56,017	146,279	170,630	24,760	7,116	5,054	23,675	5,054
Expenditures for drydocking	4,774	9,038	11,980	9,174	8,906	2,679	3,780	8,906	3,780
Fleet Data:
Average number of shuttle tankers(9)	8.7	11.1	30.5	37.9	35.8	35.9	35.1	37.9	37.2
Average number of conventional tankers(9)	7.1	7.0	27.4	40.7	41.2	40.2	34.3	10.5	10.0
Average number of FSO units(9)	1.7	2.0	2.2	3.0	3.0	3.0	3.0	3.0	3.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Norwegian Kroner-denominated advances from affiliates, which totaled $157.6 million at June 30, 2006, $164.6 million at December 31, 2005 and $188.5 million at December 31, 2004.

(4)	Please read Note 6 of our unaudited pro forma consolidated financial statements included in this prospectus for a calculation of our pro forma net income per unit.

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on newbuildings.

(6)	Total debt includes long-term debt, capital lease obligations and advances from affiliates.

(7)	Historical non-controlling interest represents minority interests of third parties in joint ventures to which OPCO or its subsidiaries were a party. Pro forma non-controlling interest represents these minority interests and the minority interests in OPCO’s five 50%-owned joint ventures that OPCO has consolidated on a pro forma basis, together with Teekay Shipping Corporation’s 74.0% limited partner interest in OPCO.

(8)	EBITDA is calculated as net income (loss) before interest, taxes, depreciation and amortization, as set forth in “— Non-GAAP Financial Measures” below, which also includes reconciliations of EBITDA to our most directly comparable GAAP financial measures. EBITDA includes the following items:

	Historical							Pro Forma

						Six
						Months			Six
						Ended			Months
	Years Ended December 31,					June 30,		Year Ended	Ended
								December 31,	June 30,
	2001	2002	2003	2004	2005	2005	2006	2005	2006

	(unaudited)			(audited)		(unaudited)		(unaudited)

	(in thousands)
Vessel and equipment writedowns and gain (loss) on sale of vessels	$—	$—	$(63)	$3,725	$(2,820)	$(5,369)	$(1,845)	$9,423	$305
Gain (loss) on sale of marketable securities	(1,415)	(1,227)	517	94,222	—	—	—	—	—
Foreign currency exchange gain (loss)	3,685	(35,121)	(17,821)	(37,910)	34,178	25,730	(18,688)	9,281	(4,339)

Total	$2,270	$(36,348)	$(17,367)	$60,037	$31,358	$20,361	$(20,533)	$18,704	$(4,034)

(9)	Historical average number of ships consists of the average number of owned (excluding vessels owned by OPCO’s five 50%-owned joint ventures) and chartered-in vessels that were in OPCO’s possession during a period. Pro forma average number of ships consists of the average number of chartered-in and owned (including vessels owned by the five 50%-owned joint ventures, as OPCO has consolidated the joint ventures on a pro forma basis) in OPCO’s possession during the pro forma periods.

Non-GAAP Financial Measures
      This discussion presents:

•	Non-GAAP financial measures included above in “Selected Historical and Pro Forma Financial and Operating Data;” and

•	Reconciliations of these non-GAAP financial measures to our most directly comparable financial measures under GAAP.
      Net Voyage Revenues. Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If OPCO, as the shipowner, pays the voyage expenses, it typically passes the approximate amount of these expenses on to its customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages.
      The following table reconciles net voyage revenues with voyage revenues:

	Historical							Pro Forma

						Six
						Months			Six
						Ended			Months
	Year Ended December 31,					June 30,		Year Ended	Ended
								December 31,	June 30,
	2001	2002	2003	2004	2005	2005	2006	2005	2006

	(unaudited)			(audited)		(unaudited)		(unaudited)

	(in thousands)
Voyage revenues	$137,258	$156,745	$747,383	$986,504	$807,548	$400,315	$386,724	$678,888	$349,299
Voyage expenses	7,447	8,894	146,893	118,819	74,543	32,400	48,344	93,935	60,186

Net voyage revenues	$129,811	$147,851	$600,490	$867,685	$733,005	$367,915	$338,380	$584,953	$289,113

      EBITDA. Earnings before interest, taxes, depreciation and amortization is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

•	Financial and operating performance. EBITDA assists our management and investors by increasing the comparability of the fundamental performance of OPCO and us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring the ongoing financial and operational strength and health of OPCO and us in assessing whether to continue to hold common units.

•	Liquidity. EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of OPCO and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA provides a consistent measure of OPCO’s ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) OPCO’s proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA as a liquidity measure also permits investors to assess the fundamental ability of OPCO and us to generate cash sufficient to meet cash needs, including distributions on our common units.

      EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Historical							Pro Forma

						Six
						Months		Year	Six
						Ended		Ended	Months
	Years Ended December 31,					June 30,		December	Ended
								31,	June 30,
	2001	2002	2003	2004	2005	2005	2006	2005	2006

	(unaudited)			(audited)		(unaudited)		(unaudited)

	(in thousands)
Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	$13,031	$(23,209)	$63,513	$213,772	$84,747	$69,174	$(16,799)	$27,118	$5,605
Depreciation and amortization	45,167	49,579	93,269	118,460	107,542	55,620	51,331	116,922	56,138
Interest expense, net	30,091	27,587	45,594	41,498	35,186	17,829	21,213	68,193	33,127
Provision (benefit) for income taxes	4,963	8,116	30,035	28,188	(13,873)	(15,786)	7,762	(13,873)	7,762

EBITDA	$93,252	$62,073	$232,411	$401,918	$213,602	$126,837	$63,507	$198,360	$102,632

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$34,054	$12,110	$227,297	$242,592	$152,687	$81,232	$48,705	$212,382	$81,895
Non-controlling interest	(2,345)	(1,212)	(2,763)	(2,167)	(229)	(692)	(414)	(87,248)	(21,541)
Expenditures for drydocking	4,774	9,038	11,980	9,174	8,906	2,679	3,780	8,906	3,780
Interest expense, net	30,091	27,587	45,594	41,498	35,186	17,829	21,213	66,973	32,516
Gain (loss) on sale of vessels	—	—	(63)	3,725	9,423	4,831	305	9,423	305
Gain on sale of marketable securities, net of writedowns	(1,415)	(1,227)	(4,393)	94,222	—	—	—	—	—
Loss on writedown of vessels and equipment	—	—	—	—	(12,243)	(10,200)	(2,150)	—	—
Write-off of capitalized loan costs	—	—	—	—	—	—	—	(3,402)	—
Equity income (net of dividends received)	2,540	2,849	(1,234)	(1,338)	2,449	2,573	691	(971)	(49)
Change in working capital	25,341	12,000	(10,602)	37,709	(22,951)	(3,918)	9,870	(22,951)	9,870
Foreign currency exchange gain (loss) and other, net	212	928	(33,405)	(23,497)	40,374	32,503	(18,493)	15,248	(4,144)

EBITDA	$93,252	$62,073	$232,411	$401,918	$213,602	$126,837	$63,507	$198,360	$102,632

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion of our financial condition and results of operations in conjunction with the audited and unaudited combined consolidated financial statements and related notes of Teekay Offshore Partners Predecessor (described below) and the unaudited pro forma consolidated financial statements and related notes of Teekay Offshore Partners L.P. included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (or GAAP) and are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this prospectus are at the rate applicable at the relevant date, or the average rate during the applicable period.
Overview
      We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Shipping Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market.
      Prior to closing this offering, Teekay Shipping Corporation will contribute entities owning and operating a fleet of shuttle tankers, floating storage and offtake (or FSO) units and conventional oil tankers to Teekay Offshore Operating L.P. (or OPCO). Upon the closing of this offering, we will acquire from Teekay Shipping Corporation a 26.0% interest in OPCO, including a 25.99% limited partner interest held by us and a 0.01% general partner interest held through our ownership of OPCO’s general partner, Teekay Offshore Operating GP L.L.C. Teekay Shipping Corporation will own the remaining 74.0% interest in OPCO. The historical results discussed below, and the financial statements and related notes of what we refer to as “Teekay Offshore Partners Predecessor” included elsewhere in this prospectus, are the results of the entities to be contributed to OPCO. As discussed below under “Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects,” the entities contributed to OPCO will not own certain assets and operations they owned during the periods discussed below. References in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations to “OPCO” when used in a historical context refer to Teekay Offshore Partners Predecessor, and when used in the present tense or prospectively refers to OPCO and its subsidiaries.
      Upon the closing of this offering, our partnership interest in OPCO will represent our only cash-generating asset. We anticipate growing by acquiring additional vessels and operations directly through wholly owned subsidiaries and by acquiring additional limited partnership interests in OPCO that Teekay Shipping Corporation may offer us in the future.
      We manage our business and analyze and report our results of operations on the basis of the following three business segments:
      Shuttle Tanker Segment. OPCO’s shuttle tanker fleet consists of 36 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 36 shuttle tankers, 24 are owned (including 5 through joint ventures) and 12 are chartered-in. These shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. During the six months ended June 30, 2006 and the year ended December 31, 2005, this segment generated 64.6% and 61.2%, respectively, of total net voyage revenues.
      FSO Segment. OPCO owns four FSO units, of which three operate under fixed-rate time charters and one operates under a fixed-rate bareboat charter. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. During the six months ended June 30, 2006 and the year ended December 31, 2005, this segment generated 3.4% and 3.2%, respectively, of total net voyage revenues.

      Conventional Tanker Segment. OPCO owns nine Aframax-class conventional crude oil tankers, all of which operate under fixed-rate time charters with Teekay Shipping Corporation. During the six months ended June 30, 2006 and the year ended December 31, 2005, this segment generated 32.0% and 35.6%, respectively, of total net voyage revenues.
      We will have the opportunity to directly acquire three vessels from Teekay Shipping Corporation by the second quarter of 2008. Pursuant to an omnibus agreement we will enter into at the closing of this offering, Teekay Shipping Corporation will be obligated to offer to us two shuttle tankers, each currently undergoing conversion, and one FSO unit currently being upgraded. The two shuttle tankers will operate under 13-year bareboat charters with Petróleo Brasileiro S.A. (or Petrobras) and the FSO unit will operate under a seven-year time charter with a consortium of energy companies. If we elect to acquire any of these vessels, the purchase price will be the vessel’s fair market value, as agreed by Teekay Shipping Corporation and the conflicts committee of our general partner’s board of directors, plus the cost of converting or upgrading the vessel prior to delivery. Teekay Shipping Corporation will be obligated to offer to us certain other shuttle tankers, FSO units and FPSO units it may acquire in the future. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

OPCO’s Contracts of Affreightment and Charters
      OPCO generates revenues by charging customers for the transportation and storage of their crude oil using OPCO’s vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Contracts of affreightment, whereby OPCO carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time;

•	Time charters, whereby vessels OPCO operates and is responsible for crewing are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates;

•	Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews; and

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate.
      The table below illustrates the primary distinctions among these types of charters and contracts:

Contract of
	Affreightment	Time Charter	Bareboat Charter	Voyage Charter(1)

Typical contract length	One year or more	One year or more	One year or more	Single voyage
Hire rate basis(2)	Typically daily	Daily	Daily	Varies
Voyage expenses(3)	OPCO pays	Customer pays	Customer pays	OPCO pays
Vessel operating expenses(3)	OPCO pays	OPCO pays	Customer pays	OPCO pays
Off-hire(4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay

(1)	Under a consecutive voyage charter, the customer pays for idle time.

(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(3)	Defined below under “Important Financial and Operational Terms and Concepts.”

(4)	“Off-hire” refers to the time a vessel is not available for service.

Important Financial and Operational Terms and Concepts
      We use a variety of financial and operational terms and concepts. These include the following:
      Voyage Revenues. Voyage revenues primarily include revenues from contracts of affreightment, time charters, bareboat charters and voyage charters. Voyage revenues are affected by hire rates and the number of days a vessel operates. Voyage revenues are also affected by the mix of business between contracts of affreightment, time charters, bareboat charters and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.
      Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and bareboat charters and by the shipowner under voyage charters and contracts of affreightment. When OPCO pays voyage expenses, they typically are added to the hire rates at an approximate cost.
      Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses incurred by OPCO. Because the amount of voyage expenses OPCO incurs for a particular charter depends upon the type of charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under GAAP. Please read “Selected Historical and Pro Forma Financial and Operating Data” for a further discussion of net voyage revenues and a reconciliation of net voyage revenues to voyage revenues.
      Vessel Operating Expenses. Under all types of charters except for bareboat charters, the shipowner is responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of OPCO’s vessel operating expenses are crews and repairs and maintenance.

•	Crews. For the six months ended June 30, 2006, crews represented 54.7%, 60.9% and 54.2% of vessel operating expenses for the shuttle tanker, FSO and conventional tanker segments, respectively. For the year ended December 31, 2005, these percentages were 50.8%, 65.6% and 52.7% for those respective segments. A substantial majority of OPCO’s crewing expenses have been denominated in Norwegian Kroner, which is primarily a function of the nationality of the crew. Fluctuations in the Norwegian Kroner relative to the U.S. Dollar have caused fluctuations in operating results. However, prior to the closing this offering OPCO will enter into new services agreements with subsidiaries of Teekay Shipping Corporation whereby the subsidiaries will operate and crew OPCO’s vessels. Under these service agreements, OPCO will pay all vessel operating expenses in U.S. Dollars and will not be subject to currency exchange fluctuations prior to 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Shipping Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar. We may seek to hedge this currency fluctuation risk in the future.

•	Repairs and Maintenance. For the six months ended June 30, 2006, repairs and maintenance represented 31.5%, 22.6% and 34.1% of vessel operating expenses for the shuttle tanker, FSO and conventional tanker segments, respectively. For the year ended December 31, 2005, these percentages were 29.2%, 16.7% and 32.3% for those respective segments. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “Drydocking” below. We expect these expenses to increase as the fleet matures and expands, particularly to the extent we acquire vessels directly through our wholly owned subsidiaries rather than through OPCO.
      Time Charter Hire Expenses. Time charter hire expenses represent the cost to charter-in a vessel for a fixed period of time.

      Income from Vessel Operations. To assist us in evaluating operations by segment, we sometimes analyze the income OPCO receives from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency exchange gains and losses and other income and losses.
      Drydocking. OPCO must periodically drydock each of its shuttle tankers and conventional oil tankers for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. OPCO may drydock FSO units if it desires to qualify them for shipping classification. Generally, each shuttle tanker and conventional oil tanker is drydocked every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
      Depreciation and Amortization. Depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of OPCO’s fleet (less an estimated residual value) over the estimated useful lives of the vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of contracts of affreightment where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period the asset is expected to contribute to future cash flows.
      Time Charter Equivalent Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of “time charter equivalent” (or TCE) rates, which represent net voyage revenues divided by revenue days.
      Revenue Days. Revenue days are the total number of calendar days OPCO’s vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.
      Average Number of Ships. Historical average number of ships consists of the average number of owned (excluding vessels owned by OPCO’s five 50%-owned joint ventures) and chartered-in vessels that were in OPCO’s possession during a period. Following the closing of this offering, average number of ships will consist of the average number of chartered-in and owned vessels (including vessels owned by five of OPCO’s 50%-owned joint ventures, as OPCO will be required to consolidate the five joint ventures on a pro forma basis) that are in OPCO’s possession during the periods. We use average number of ships primarily to highlight changes in vessel operating expenses, time charter hire expense and depreciation and amortization.
      VOC Equipment. We assemble, install, operate and lease equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.
Seasonality
      Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and thus transportation requirements. OPCO generally has not experienced seasonality in its FSO and conventional tanker segments.
Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects
      You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	Our cash flow will be reduced by distributions on Teekay Shipping Corporation’s interest in OPCO. Following the closing of this offering, Teekay Shipping Corporation will own a 74% limited partner interest in OPCO. OPCO’s partnership agreement requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution, the board of directors of our general partner must approve the amount of cash reserves to be set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Distributions to Teekay Shipping Corporation will reduce our cash flow compared to historical results.

•	On July 1, 2006, OPCO transferred certain assets to Teekay Shipping Corporation that are included in historical results of operations. On July 1, 2006, OPCO transferred to Teekay Shipping Corporation a subsidiary of Norsk Teekay Holdings Ltd. (Navion Shipping Ltd.) that chartered-in approximately 25 conventional tankers since 2004 and subsequently time-chartered the vessels back to Teekay Shipping Corporation at charter rates that provided for a 1.25% fixed profit margin. In addition, OPCO transferred to Teekay Shipping Corporation a 1987-built shuttle tanker (the Nordic Trym), OPCO’s single anchor loading equipment, a 1992-built in-chartered shuttle tanker (the Borga) and a 50% interest in Alta Shipping S.A., which has no material assets (collectively with Navion Shipping Ltd., the Non-OPCO Assets). In 2005 and the six months ended June 30, 2006, the Non-OPCO Assets accounted for approximately 31.3% and 26.0%, respectively, of OPCO’s net voyage revenues. Please read the unaudited pro forma consolidated financial statements and related notes of Teekay Offshore Partners L.P. included elsewhere in this prospectus for further details regarding the impact of the transfer of the Non-OPCO Assets.

•	Proposed amendments to OPCO’s joint venture agreements would result in five 50%-owned joint venture companies being consolidated with us under GAAP. Our historical results of operations reflect OPCO’s investment in five 50%-owned joint venture companies, accounted for using the equity method, whereby the investment is carried at the original cost plus OPCO’s proportionate share of undistributed earnings. Prior to the closing of this offering, we anticipate that the operating agreements for these joint ventures will be amended such that OPCO will have unilateral control of these joint ventures, which would require consolidation of these five joint venture companies in accordance with GAAP. Although our net income would not change due to this change in accounting, the results of the joint ventures would be reflected in our income from operations. This change would also cause the five shuttle tankers owned by these joint ventures to be included in the size of OPCO’s owned fleet for purposes of explaining future results of operations.

•	The size of OPCO’s fleet continues to change. Our historical results of operations reflect changes in the size and composition of OPCO’s fleet due to certain vessel deliveries and vessel dispositions. For instance, in addition to the decrease in chartered-in vessels associated with the transfer of Navion Shipping Ltd. described above, the average number of owned vessels in OPCO’s shuttle tanker fleet (excluding the five joint venture vessels) decreased from 24.5 during 2004 to 21.0 during the six months ended June 30, 2006, while the number of chartered-in vessels in the shuttle tanker fleet increased from 13.4 to 14.1 during the same periods. Upon the closing of this offering, the number of owned shuttle tankers is expected to be 24.0 — excluding two vessels that have been sold and including the five joint venture vessels, assuming consolidation of the joint ventures as discussed above — and the number of chartered-in shuttle tankers is expected to be 12.0 — excluding one older vessel under a charter that OPCO did not renew, one joint venture vessel under a charter that will be consolidated and one older vessel that will be transferred to Teekay Shipping Corporation. Upon the closing of this offering, OPCO will initially own nine conventional tankers compared to an average of over 10.0 tankers during most of the past two years. In addition, the Navion Saga is being converted from a conventional oil tanker to an FSO unit. When it commences operations as an FSO unit, scheduled for the second quarter of 2007, OPCO’s FSO fleet will include four vessels, compared to three during recent years. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•	Our historical results of operations reflect different time charter terms for OPCO’s nine conventional tankers. Prior to the closing of this offering, OPCO will enter into new fixed-rate time charters with a subsidiary of Teekay Shipping Corporation for OPCO’s nine conventional tankers at rates we believe are market-based charter rates. Please read “Certain Relationships and Related Party Transactions — Aframax Tanker Time-Charter Contracts With Teekay Shipping Corporation.” At various times during the previous three years, eight of these nine conventional tankers were employed on time charters with the same subsidiary of Teekay Shipping Corporation. However, the charter rates were lower, as they were based on the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures, such that OPCO achieved break-even cash flow. A ninth conventional tanker traded on voyage charters. The new fixed-rate time charters should provide additional, more stable voyage revenues for these vessels. Please read the unaudited pro forma consolidated financial statements and related notes of Teekay Offshore Partners L.P. included elsewhere in this prospectus for further details regarding the impact of these new time charters.

•	Our historical results of operations are affected by fluctuations in currency exchange rates. Prior to the closing of this offering, we will repay our foreign currency denominated advances from affiliates. As at June 30, 2006, these advances, all from Teekay Shipping Corporation, amounted to 1.0 billion Norwegian Kroner ($157.6 million) and 25.5 million Australian Dollars ($18.9 million). Under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. Most of our foreign currency gains and losses are attributable to this revaluation in respect of our foreign currency denominated advances from affiliates. In addition, a substantial majority of OPCO’s crewing expenses historically have been denominated in Norwegian Kroners, which is primarily a function of the nationality of the crew. Fluctuations in the Norwegian Kroner relative to the U.S. Dollar have caused fluctuations in operating results. Prior to the closing of this offering, OPCO’s operating subsidiaries will enter into new services agreements with certain subsidiaries of Teekay Shipping Corporation whereby the Teekay Shipping Corporation subsidiaries will operate and crew the vessels. Under these service agreements, OPCO’s operating subsidiaries will pay all vessel operating expenses in U.S. Dollars, and will not be subject to currency exchange fluctuations prior to 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in the cost to the Teekay Shipping Corporation subsidiaries of providing services based on fluctuations in the value of the Kroner relative to the U.S. Dollar. We may seek to hedge this currency fluctuation risk in the future. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements” for a description of these service agreements.

•	We will incur additional general and administrative expenses. Prior to the closing of this offering, we, OPCO and its operating subsidiaries will enter into services agreements with certain subsidiaries of Teekay Shipping Corporation, pursuant to which those subsidiaries will provide to us and OPCO administrative services and to OPCO’s operating subsidiaries certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services will depend on the amount and type of services provided during each period. The services will be valued at a reasonable, arm’s-length rate that will include reimbursement of reasonable direct or indirect expenses incurred to provide the services. We will also reimburse our general partner for all expenses it incurs on our behalf, including CEO/ CFO compensation and expenses relating to its board of directors, including compensation, travel, and liability insurance costs. In addition, we will incur expenses as a result of being a publicly-traded limited partnership, including costs associated with annual reports to unitholders and SEC filings, investor relations, NYSE annual listing fees and tax compliance expenses. For the year ending December 31, 2007, we estimate these services and general partner reimbursements and public-company costs will increase our expenses by an additional $1.5 million. Please read the unaudited pro forma consolidated financial statements and related notes of Teekay Offshore Partners L.P. included elsewhere in this prospectus for further details regarding the estimated impact of these additional expenses. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses, although we currently do not have an estimate of the possible expense. Please read “Management — 2006 Long-Term Incentive Plan.”

Results of Operations
      In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable.
      The following table compares our operating results by reportable segment for the six months ended June 30, 2005 and 2006, and the years ended December 31, 2004 and 2005, and compares our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for the six months ended June 30, 2005 and 2006, and the years ended December 31, 2004 and 2005 to voyage revenues, the most directly comparable GAAP financial measure:

	Six Months Ended June 30,

	2005				2006

	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total

	(in thousands)
Voyage revenues	$260,373	$128,030	$11,912	$400,315	$263,203	$111,555	$11,966	$386,724
Voyage expenses	29,681	2,326	393	32,400	44,690	3,131	523	48,344

Net voyage revenues	230,692	125,704	11,519	367,915	218,513	108,424	11,443	338,380
Vessel operating expense	37,903	11,890	3,107	52,900	38,407	11,031	3,516	52,954
Time charter expense	81,035	95,241	—	176,276	86,597	79,338	—	165,935
Depreciation and amortization	40,054	10,771	4,795	55,620	35,811	10,787	4,733	51,331
General and administrative(1)	23,720	13,162	956	37,838	27,187	15,313	969	43,469
Vessel and equipment writedowns and loss on sale of vessels	5,369	—	—	5,369	1,845	—	—	1,845
Restructuring charge	—	—	—	—	—	453	—	453

Income (loss) from vessel operations	$42,611	$(5,360)	$2,661	$39,912	$28,666	$(8,498)	$2,225	$22,393

	Year Ended December 31,

	2004				2005

	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total

	(in thousands)
Voyage revenues	$550,445	$411,181	$24,878	$986,504	$516,758	$266,593	$24,197	$807,548
Voyage expenses	69,362	49,457	—	118,819	68,308	5,419	816	74,543

Net voyage revenues	481,083	361,724	24,878	867,685	448,450	261,174	23,381	733,005
Vessel operating expenses	76,197	22,790	6,608	105,595	75,196	22,679	6,600	104,475
Time charter hire expense	177,576	194,873	—	372,449	169,687	203,849	—	373,536
Depreciation and amortization	89,593	20,561	8,306	118,460	77,083	21,112	9,347	107,542
General and administrative(1)	45,403	19,097	1,319	65,819	55,010	29,026	1,820	85,856
Vessels and equipment writedowns and (gain) loss on sale of vessels	(3,725)	—	—	(3,725)	2,820	—	—	2,820
Restructuring charge	—	—	—	—	955	—	—	955

Income (loss) from vessel operations	$96,039	$104,403	$8,645	$209,087	$67,699	$(15,492)	$5,614	$57,821

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Six Months Ended June 30, 2006 versus Six Months Ended June 30, 2005

Shuttle Tanker Segment
      The following table provides a summary of the changes in the average number of ships owned and chartered-in for the shuttle tanker segment:

	Six Months Ended June 30,

	2005	2006	Percentage Change
	(Average Number of Ships)	(Average Number of Ships)	(%)

Owned Vessels	22.9	21.0	(8.3)%
Chartered-in Vessels	13.0	14.1	8.5

Total	35.9	35.1	(2.2)%

      The average size of the shuttle tanker fleet (including vessels chartered-in) decreased for the six months ended June 30, 2006 compared to the same period in 2005, primarily as a result of:

•	the sale of two older shuttle tankers in March and October 2005 (collectively, the 2005 Shuttle Tanker Dispositions); and

•	the redelivery of one chartered-in vessel back to its owner in April 2006;
      partially offset by

•	the inclusion of two additional chartered-in vessels commencing May and June 2005.
      In addition, during March 2005 OPCO sold and leased back an older shuttle tanker. This had the effect of increasing the average number of chartered-in vessels and decreasing the average number of owned vessels during the six months ended June 30, 2006 compared to the same period in 2005.

      Net Voyage Revenues. Net voyage revenues decreased by 5.3% to $218.5 million for the six months ended June 30, 2006, from $230.7 million for the same period in 2005, primarily due to:

•	a decrease of $9.8 million from shuttle tankers servicing contracts of affreightment, which is explained in further detail below;

•	a decrease of $5.9 million from the 2005 Shuttle Tanker Dispositions; and

•	a decrease of $1.4 million from certain offshore equipment servicing a marginal oil field that was prematurely shut down in June 2005 due to lower than expected oil production;
      partially offset by

•	an increase of $4.0 million due to the commencement of two long-term time charters during 2005; and

•	an increase of $0.9 million due to adjustments to certain daily charter rates based on increases from rising interest rates and inflation in accordance with the bareboat charters for certain shuttle tankers.
      The $9.8 million decrease in net voyage revenues from shuttle tankers servicing contracts of affreightment during the six months ended June 30, 2006 primarily consisted of a $6.1 million reduction relating to fewer revenue days under the contracts of affreightment and a $3.7 million reduction in revenues from the redeployment of idle shuttle tankers in the conventional spot market. The $6.1 million decrease was primarily due to the earlier-than-normal annual seasonal maintenance on certain North Sea oil field facilities in 2006 compared to 2005, which resulted in a decline in oil production on oil fields at which OPCO’s vessels were employed. While the number of days that idle shuttle tankers were redeployed in the conventional spot market increased in the first half of 2006 compared to the same period in 2005, the rates they earned declined, which more than offset this increase.
      Vessel Operating Expenses. Vessel operating expenses increased slightly by 1.3% to $38.4 million for the six months ended June 30, 2006, from $37.9 million for the same period in 2005, primarily due to:

•	an increase of $3.0 million for increased salaries for crew and officers due to a change in crew composition on one vessel upon the commencement of a new short-term time-charter contract in 2005 as well as general wage escalations; and

•	an increase of $0.6 million due to repairs and maintenance relating to certain vessels and an increase in the cost of lubricants as a result of higher crude costs;
      partially offset by

•	a decrease of $2.8 million from the 2005 Shuttle Tanker Dispositions.
      Time-Charter Hire Expense. Time-charter hire expense increased by 6.9% to $86.6 million for the six months ended June 30, 2006, from $81.0 million for the same period in 2005, primarily due to:

•	a 8.5% increase in the average number of vessels chartered-in;

partially offset by

•	a 1.0% decrease in the average per day time-charter hire expense to $33,998 from $34,332 for the same period in 2005.
      The reduction in average per day time-charter hire expense was primarily due to the sale and leaseback of an older shuttle tanker in March 2005, which had, on average, a lower daily hire rate than OPCO’s other chartered-in shuttle tankers and due to a negotiated rate reduction in May 2005 on one of our chartered-in shuttle tankers as a result of extending the contract for three years.

      Depreciation and Amortization. Depreciation and amortization expense decreased 10.6% to $35.8 million for the six months ended June 30, 2006, from $40.1 million for the same period in 2005, primarily due to:

•	a decrease of $1.9 million relating to a reduction in amortization from the expiration during 2005 of two contracts of affreightment and declines in revenue from remaining contracts of affreightment;

•	a decrease of $1.0 million relating to a $12.2 million write-down during 2005 of the carrying value of certain offshore equipment servicing a marginal oil field that was prematurely shut down due to lower than expected oil production; and

•	a decrease of $0.9 million relating to the 2005 Shuttle Tanker Dispositions and the sale and leaseback of one shuttle tanker in March 2005.
      Depreciation and amortization expense included amortization of drydocking costs of $2.5 million for the six months ended June 30, 2006 compared to $3.2 million for the same period in 2005, and included amortization of contracts of $6.0 million for the six months ended June 30, 2006 compared to $7.9 million for the same period in 2005.
      Vessel and Equipment Writedowns and Gain on Sale of Vessels. Vessel and equipment writedowns and gain on sale of vessels for the six months ended June 30, 2006 was a net loss of $1.8 million, which was comprised primarily of:

•	a $2.2 million writedown of certain offshore equipment servicing a marginal oil field that was prematurely shut down in June 2005 due to lower than expected oil production. This writedown occurred due to a reassessment of the estimated net realizable value of the equipment and follows a $12.2 million writedown in 2005 arising from the early termination of a contract for the equipment;
      partially offset by

•	$0.3 million of amortization of a deferred gain on the sale and leaseback of one shuttle tanker in March 2005.
      Vessel and equipment writedowns and gain on sale of vessels for the six months ended June 30, 2005 was a net loss of $5.4 million, which was comprised primarily of:

•	a $10.2 million writedown of the previously-mentioned equipment;
      partially offset by

•	a $4.9 million gain on the sale of an older shuttle tanker in the first quarter of 2005.

Conventional Tanker Segment
      The following table provides a summary of the changes in the average number of ships owned and chartered-in for the conventional tanker segment:

	Six Months Ended June 30,

	2005	2006	Percentage Change
	(Average Number of Ships)	(Average Number of Ships)	(%)

Owned Vessels	11.0	10.0	(9.1)%
Chartered-in Vessels	29.2	24.3	(16.8)

Total	40.2	34.3	(14.7)%

      The average size of the conventional crude oil tanker fleet (including vessels chartered-in) decreased for the six months ended June 30, 2006 compared to the same period in 2005, primarily as a result of:

•	the sale of a 2000-built liquid petroleum gas carrier (the Dania Spirit) to a subsidiary of Teekay Shipping Corporation in June 2005 (or the 2005 Conventional Tanker Disposition); and

•	a reduction in the average number of chartered-in conventional tankers to 24 during the six months ended June 30, 2006, from 29 in the same period in 2005. The chartered-in fleet declined as we did not renew a number of in-charters due to high rates in the time charter market.
The chartered-in conventional tanker fleet is operated by Navion Shipping Ltd. On July 1, 2006, OPCO transferred its ownership in Navion Shipping Ltd. to Teekay Shipping Corporation.
      Net Voyage Revenues. Net voyage revenues decreased 13.7% to $108.4 million for the six months ended June 30, 2006, from $125.7 million for the same period in 2005, primarily due to:

•	a decrease of $17.0 million from the decrease in the average number of chartered-in vessels; and

•	a decrease of $2.4 million relating to the 2005 Conventional Tanker Disposition;
      partially offset by

•	an increase of $1.1 million from a 1.0% increase in our average per day TCE rate to $17,472 for the six months ended June 30, 2006, from $17,292 for the same period in 2005.
      Historically, eight owned tankers in the conventional fleet have been chartered to Teekay Chartering Limited (or TCL) and then from TCL to OPCO’s customers. The charter rates paid by TCL were based on the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures, and resulted in break-even cash flow under this arrangement. The hire rate in the six months ended June 30, 2006 was higher than the six months ended June 30, 2005 due to larger loan interest payments. Prior to closing this offering, OPCO will enter into new fixed-rate time charters with TCL for OPCO’s nine conventional tankers at rates we believe are market-based charter rates. Please read our unaudited pro forma consolidated financial statements and related notes of Teekay Offshore Partners L.P. included elsewhere in this prospectus for further details regarding the impact of the new time charters.
      Vessel Operating Expenses. Vessel operating expenses decreased 7.2% to $11.0 million for the six months ended June 30, 2006, from $11.9 million for the same period in 2005, primarily due to the 2005 Conventional Tanker Disposition.
      Time-Charter Hire Expense. Time-charter hire expense decreased 16.7% to $79.3 million for the six months ended June 30, 2006, from $95.2 million for the same period in 2005, primarily due to a decrease of 16.8% in the average number of vessels chartered-in.
      The average per day time-charter hire expense for the six months ended June 30, 2006 remained substantially unchanged compared to the same period in 2005. This was primarily due to the expiration of two time-charter contracts during the first half of 2005 for two smaller vessels, which had daily hire rates that were significantly lower than our average per day time-charter hire expense, substantially offset by one new time-charter contract entered into during the first half of 2006 for a smaller vessel, which had a daily hire rate that was significantly lower than our average per day time-charter hire expense.
      Depreciation and Amortization. Depreciation and amortization expense for the six months ended June 30, 2006 was $10.8 million, substantially unchanged from the same period in 2005, primarily due to:

•	an increase of $0.5 million from the amortization of drydock costs incurred during the second half of 2005;
      offset by

•	a decrease of $0.5 million from the 2005 Conventional Tanker Disposition.
      Depreciation and amortization expense included amortization of drydocking costs of $1.4 million for the six months ended June 30, 2006, compared to $0.9 million for the same period in 2005.

FSO Segment
      The following table provides a summary of the average number of ships for the FSO segment.

	Six Months Ended June 30,

	2005	2006	Percentage Change
	(Average Number of Ships)	(Average Number of Ships)	(%)

Owned Vessels	3	3	—
      During the six months ended June 30, 2005 and 2006, OPCO owned and operated three FSO units. A fourth FSO unit, the Navion Saga, currently is trading as a conventional crude oil tanker within the conventional tanker segment. This vessel will commence a three-year FSO time charter contract beginning in the second quarter of 2007.
      The operating results for the FSO segment for the six months ended June 30, 2006 remained substantially unchanged from the same period in 2005.

Other Operating Results
      General and Administrative Expenses. General and administrative expenses increased 14.9% to $43.5 million for the six months ended June 30, 2006, from $37.8 million for the same period in 2005, primarily due to:

•	an increase of $6.2 million in allocated general and administrative expenses, including employee stock compensation, from Teekay Shipping Corporation;
      partially offset by

•	a decrease of $0.9 million relating to a reduction in costs associated with our long-term employee bonus plan.
      Interest Expense. Interest expense increased 21.9% to $24.5 million for the six months ended June 30, 2006, from $20.1 million for the same period in 2005, primarily due to:

•	an increase of $3.1 million due to an increase in the weighted-average interest rate on OPCO’s floating-rate debt; and

•	an increase of $2.9 million relating to additional debt of $171.1 million incurred during the second half of 2005;
      partially offset by

•	a decrease of $1.0 million relating to the repayment of interest-bearing advances from affiliates; and

•	a decrease of $0.2 million relating to the repayment of 8.32% First Preferred Ship Mortgage Notes during the first half of 2005.
      Interest Income. Interest income increased 44.9% to $3.3 million for the six months ended June 30, 2006, from $2.3 million for the same period in 2005. The increase is primarily due to an increase in interest rates.
      Equity Income From Joint Ventures. Equity income from joint ventures increased 24.0% to $3.2 million for the six months ended June 30, 2006, from $2.6 million for the same period in 2005, primarily due to a decrease in repair and maintenance activity on the shuttle tankers owned by the joint ventures.
      Foreign Exchange Gains (Losses). Foreign exchange losses were $18.7 million for the six months ended June 30, 2006, compared to foreign exchange gains of $25.7 million for the same period in 2005. OPCO’s foreign currency exchange gains and losses, substantially all of which have been unrealized, are due primarily to the period-end revaluation of Norwegian Kroner-denominated advances from affiliates. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Kroner on the date of revaluation compared to the rate in effect at the beginning of the period.
      Income Tax Recovery (Expense). Income tax expense for the six months ended June 30, 2006 was $7.8 million, compared to an income tax recovery of $15.8 million for the same period in 2005, primarily due to a $20.9 million increase in deferred income tax expense relating to unrealized foreign exchange translation gains (losses) for the six months ended June 30, 2006 and 2005, and a $4.6 million income tax recovery from the restructuring of Norwegian shuttle tanker operations during the first quarter of 2005.
      Other Income. Other income for the six months ended June 30, 2006 was $5.3 million, which was primarily comprised of $5.7 million of leasing income from OPCO’s VOC equipment, partially offset by minority interest expense of $0.4 million.
      Other income for the six months ended June 30, 2005 was $3.0 million, which was primarily comprised of $5.1 million of leasing income from VOC equipment, partially offset by $1.4 million primarily relating to fees for early termination of certain ship management contracts and minority interest expense of $0.7 million.
      Net Income. As a result of the foregoing factors, net loss was $16.8 million for the six months ended June 30, 2006, compared to net income of $69.2 million for the same period in 2005.
Year Ended December 31, 2005 versus Year Ended December 31, 2004

Shuttle Tanker Segment
      The following table provides a summary of the changes in the average number of ships owned and chartered-in for the shuttle tanker segment:

	2004	2005	Percentage Change
	(Average Number of Ships)	(Average Number of Ships)	(%)

Owned Vessels	24.5	22.2	(9.4)%
Chartered-in Vessels	13.4	13.6	1.5

Total	37.9	35.8	(5.5)%

      The average size of the shuttle tanker fleet (including vessels chartered-in) decreased in 2005 compared to 2004, primarily as a result of:

•	the 2005 Shuttle Tanker Dispositions and the sale of one older shuttle tanker in 2004 (or the 2004 Shuttle Tanker Disposition);
      partially offset by

•	the delivery of a shuttle tanker newbuilding (or the 2004 Shuttle Tanker Delivery) in March 2004 that commenced service under a long-term bareboat charter in August 2004.
      In addition, during March 2005 OPCO sold and leased back an older shuttle tanker. This had the effect of increasing the average number of chartered-in vessels and decreasing the average number of owned vessels during 2005 compared to 2004.
      Net Voyage Revenues. Net voyage revenues decreased by 6.8% to $448.5 million for 2005, from $481.1 million for 2004, primarily due to:

•	a decrease of $22.3 million from shuttle tankers servicing contracts of affreightment, which is explained in further detail below;

•	a decrease of $10.3 million from the 2005 Shuttle Tanker Dispositions;

•	a decrease of $1.7 million due to the 2004 Shuttle Tanker Disposition; and

•	a decrease of $1.6 million from certain offshore equipment servicing a marginal oil field that was prematurely shut down in June 2005 due to lower than expected oil production;
      partially offset by

•	an increase of $1.2 million due to adjustments to the daily charter rate based on increases from rising interest rates in accordance with the bareboat charters for two shuttle tankers.
      The $22.3 million decrease from shuttle tankers servicing contracts of affreightment was primarily due to a $33.9 million reduction in revenues from a decrease in the number of revenue days from the contracts of affreightment. This decrease was primarily a result of a 14.1% decline in oil production on all oil fields in the North Sea at which OPCO’s vessels were employed, the expiration of one contract of affreightment in July 2004, and the unscheduled temporary shutdowns of three oil fields in the first quarter of 2005 due to gas leakage and equipment problems of third parties. This reduction in revenue was partially offset by an $11.6 million increase in net voyage revenues earned from redeploying the idle shuttle tankers in the conventional spot market or short-term time charters.
      Vessel Operating Expenses. Vessel operating expenses decreased slightly by 1.3% to $75.2 million for 2005, from $76.2 million for 2004, primarily due to:

•	a decrease of $4.5 million as a result of the 2005 Shuttle Tanker Dispositions; and

•	a decrease of $1.2 million as a result of a shuttle tanker commencing a long-term bareboat charter in September 2004 after it had completed a five month time charter;
      partially offset by

•	an increase of $2.3 million due to increased repairs and maintenance relating to certain older shuttle tankers; and

•	an increase of $1.9 million due to a weaker U.S. Dollar relative to the Norwegian Kroner during 2005 as compared to 2004.
      Time-Charter Hire Expense. Time-charter hire expense decreased by 4.4% to $169.7 million for 2005, from $177.6 million for 2004, primarily due to:

•	a 5.8% decrease in the average per day time-charter hire expense to $34,190 for 2005, from $36,277 for the same period in 2004;
      partially offset by

•	a 1.5% increase in the average number of vessels chartered-in.
      The reduction in average per day time-charter hire expense was primarily due to the sale and leaseback of an older shuttle tanker in March 2005, which had, on average, a lower daily hire rate than OPCO’s other chartered-in shuttle tankers.
      Depreciation and Amortization. Depreciation and amortization expense decreased 14.0% to $77.1 million for 2005, from $89.6 million for 2004, primarily due to:

•	a decrease of $9.9 million relating to the 2005 Shuttle Tanker Dispositions, the 2004 Shuttle Tanker Disposition, and the sale and leaseback of one shuttle tanker in 2005;

•	a decrease of $2.7 million relating to a reduction in amortization from the expiration during 2005 of two of OPCO’s contracts of affreightment; and

•	a decrease of $1.5 million relating to a $12.2 million write-down during 2005 of the carrying value of certain offshore equipment servicing a marginal oil field that was prematurely shut down due to lower than expected oil production;
      partially offset by

•	an increase of $2.5 million relating to the 2004 Shuttle Tanker Delivery.

      Depreciation and amortization expense included amortization of drydocking costs of $5.9 million for 2005, compared to $4.8 million for 2004, and included amortization of contracts of $14.8 million for 2005, compared to $18.4 million for 2004.
      Vessel and Equipment Writedowns and Gain (Loss) on Sale of Vessels. Vessel and equipment writedowns and gain (loss) on sale of vessels for 2005 was a net loss of $2.8 million, which was comprised of:

•	a $12.2 million write-down of the carrying value of certain offshore equipment servicing a marginal oil field that was prematurely shut down in June 2005 (some of this equipment was re-deployed on another field in October 2005);
      partially offset by

•	a $9.1 million gain on the 2005 Shuttle Tanker Dispositions; and

•	a $0.3 million gain from amortization of a deferred gain, which relates to the sale and leaseback of an older shuttle tanker in the first quarter of 2005.
      Gain on sale of vessels for 2004 of $3.7 million represents the gain from the 2004 Shuttle Tanker Disposition.
      Restructuring Charges. Restructuring charges of $1.0 million in 2005 relate to the closure of our Sandefjord, Norway office. OPCO incurred no restructuring charges in 2004 in the shuttle tanker segment and does not expect to incur any further restructuring charges relating to the closure of this office in 2006.

Conventional Tanker Segment
      The following table provides a summary of the changes in the average number of ships owned and chartered-in for the conventional tanker segment:

	2004	2005	Percentage Change
	(Average Number of Ships)	(Average Number of Ships)	(%)

Owned Vessels	10.3	10.5	1.9%
Chartered-in Vessels	30.4	30.7	1.0

Total	40.7	41.2	1.2%

      The average size of the conventional crude oil tanker fleet (including vessels chartered-in) increased slightly in 2005 compared to 2004, primarily as a result of:

•	the delivery of a new conventional tanker in the third quarter of 2004 (or the 2004 Conventional Tanker Delivery);
      partially offset by

•	the 2005 Conventional Tanker Disposition.
      Net Voyage Revenues. Net voyage revenues decreased 27.8% to $261.2 million for 2005, from $361.7 million for 2004, primarily due to:

•	a decrease of $45.9 million relating to a decrease in the hire rate earned by five owned conventional tankers on time charters with TCL;

•	a decrease of $44.0 million from the change in employment of the chartered-in conventional tankers from spot voyage charters with unrelated parties to TCL during the second quarter of 2004;

•	a decrease of $11.0 million from the change in employment of one owned vessel from spot voyage charters with unrelated parties during 2004 to the subsequent charter of this vessel to TCL under the terms described below; and

•	a decrease of $2.6 million relating to the 2005 Conventional Tanker Disposition;

      partially offset by

•	an increase of $3.2 million relating to the 2004 Conventional Tanker Delivery.
      Historically, eight owned tankers in the conventional fleet have been chartered to TCL and then from TCL to OPCO’s customers. The charter rates paid by TCL were based on the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures, and resulted in break-even cash flow under this arrangement. The hire rate in 2004 was significantly higher than 2005 due to larger loan principal repayments. Prior to closing this offering, OPCO will enter into new fixed-rate time charters with TCL for OPCO’s nine conventional tankers at rates we believe are market-based charter rates. Please read our unaudited pro forma consolidated financial statements and related notes of Teekay Offshore Partners L.P., included elsewhere in this prospectus for further details regarding the impact of the new time charters.
      On July 1, 2006, OPCO transferred to Teekay Shipping Corporation the Non-OPCO Assets, including OPCO’s subsidiary Navion Shipping Ltd. Navion Shipping Ltd. chartered-in conventional tankers and subsequently time chartered them to TCL at a charter rate that provided for a fixed 1.25% profit margin. However, prior to the second quarter of 2004, these conventional tankers were primarily employed on spot voyage charters directly to our customers. On average, the spot voyage charter rates earned by these conventional tankers in the first quarter of 2004 were higher than the time charter rates earned by these vessels in the first quarter of 2005, causing a decrease in net voyage revenues during 2005 compared to 2004. As a result of the transfer, OPCO will no longer earn net voyage revenues from the conventional tankers chartered-in by Navion Shipping Ltd., which were all of the conventional tankers chartered-in during 2004 and 2005. Please read the unaudited pro forma consolidated financial statements and related notes of Teekay Offshore Partners L.P. included elsewhere in this prospectus for further details regarding the impact of the transfer of Navion Shipping Ltd. and the other Non-OPCO Assets.
      Vessel Operating Expenses. Vessel operating expenses decreased 0.5% to $22.7 million for 2005, from $22.8 million for 2004, primarily due to the 2005 Conventional Tanker Disposition, partially offset by the 2004 Conventional Tanker Delivery.
      Time-Charter Hire Expense. Time-charter hire expense increased 4.6% to $203.8 million for 2005, from $194.9 million for 2004, primarily due to a 1.0% increase in the average number of ships chartered-in. In addition, the average per ship per day time-charter hire expense increased 3.5% to $18,194 for 2005, compared to $17,574 for 2004, due to the expiration of a number of charter hire contracts in 2004, which had daily rates that were slightly lower on average than the new charter hire contracts we entered into during 2005.
      Depreciation and Amortization. Depreciation and amortization expense increased 2.7% to $21.1 million for 2005, from $20.6 million for 2004, primarily due to the 2004 Conventional Tanker Delivery, partially offset by the 2005 Conventional Tanker Disposition. Depreciation and amortization expense included amortization of drydocking costs of $1.9 million for 2005, compared to $1.7 million for 2004.

FSO Segment
      The following table provides a summary of the changes in the average number of ships for the FSO segment.

	2004	2005	Percentage Change
	(Average Number of Ships)	(Average Number of Ships)	(%)

Owned Vessels	3	3	—
      During 2004 and 2005, OPCO operated three FSO units. However, during the period from November 2003 to April 2004, one FSO unit, the Pattani Spirit, was undergoing a conversion from an Aframax-size conventional crude oil tanker to an FSO unit. Although this vessel was considered to be in the FSO fleet during the conversion, it did not earn revenue during that period and, accordingly, revenue days for the FSO segment were 8.6% higher in 2005 compared to 2004.
      Net Voyage Revenues. Net voyage revenues decreased 6.0% to $23.4 million for 2005, from $24.9 million for 2004, primarily due to:

•	a decrease of $2.8 million due a negotiated reduction to the daily bareboat charter rate on one of the FSO units;
      partially offset by

•	an increase of $1.5 million from a full year of operations of the Pattani Spirit during 2005 compared to 2004.
      Vessel Operating Expenses. Vessel operating expenses remained consistent during 2005 and 2004.
      Depreciation and Amortization. Depreciation and amortization expense increased 12.5% to $9.3 million for 2005, from $8.3 million for 2004, primarily due to a full year of operations of the Pattani Spirit during 2005 compared to 2004. Depreciation and amortization expense included amortization of drydocking costs of $0.4 million for both 2005 and 2004.

Other Operating Results
      General and Administrative Expenses. General and administrative expenses increased 30.4% to $85.9 million for 2005, from $65.8 million for 2004, primarily due to:

•	an increase of $8.4 million relating to the adoption of a long-term employee bonus plan during 2005;

•	an increase of $7.2 million in allocated general and administrative expenses from Teekay Shipping Corporation;

•	an increase of $4.5 million relating to the grant of restricted stock units of Teekay Shipping Corporation to employees in March 2005;

•	an increase of $3.1 million from the strengthening in the average Norwegian Kroner/ U.S. Dollar exchange rate in 2005 compared to 2004; and

•	an increase of $0.7 million in ship management fees paid to a subsidiary of Teekay Shipping Corporation for the 2004 Conventional Tanker Delivery and one FSO unit;
      partially offset by

•	special bonuses of $3.8 million accrued during 2004 in addition to regular bonuses under the annual bonus plan.
      Interest Expense. Interest expense decreased 9.5% to $39.8 million for 2005, from $44.0 million for 2004, primarily due to:

•	a decrease of $6.5 million relating to the repayment of long-term debt; and

•	a decrease of $2.4 million relating to the repayment of interest-bearing advances from affiliates;
      partially offset by

•	an increase of $4.7 million relating to an increase in the weighted-average interest rate on OPCO’s floating-rate debt.
      Interest Income. Interest income increased 87.3% to $4.6 million for 2005, from $2.5 million for 2004, primarily due to an increase in average cash balances during 2005 compared to 2004.

      Equity Income From Joint Ventures. Equity income from joint ventures decreased 15.6% to $5.2 million for 2005, from $6.2 million for 2004, primarily due to an increase in repair and maintenance activity on the shuttle tankers owned by joint ventures.
      Gain on Sale of Marketable Securities. No marketable securities were sold in 2005. During 2004, all marketable securities were sold for proceeds of $135.4 million, which resulted in a gain on sale of marketable securities of $94.2 million. This gain on sale primarily represented the 2004 purchase and sale of a 16% interest in a Danish shipping company that primarily operates product tankers.
      Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains were $34.2 million for 2005, compared to foreign currency exchange losses of $37.9 million for 2004. OPCO’s foreign currency exchange gains and losses, substantially all of which have been unrealized, are due primarily to the period-end revaluation of Norwegian Kroner-denominated advances from affiliates. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation compared to the rate in effect at the beginning of the year. Losses reflect a weaker U.S. Dollar against the Kroner on the date of revaluation compared to the rate in effect at the beginning of the year.
      Income Tax Recovery (Expense). Income tax recovery was $13.9 million for 2005, compared to income tax expense of $28.2 million for 2004, primarily due to a $28.3 million decrease in deferred income tax expense relating to unrealized foreign exchange translation gains (losses) for 2005 and 2004, and $8.4 million deferred tax recovery from the restructuring of Norwegian shuttle tanker operations during the first quarter of 2005.
      Other Income. Other income for 2005 was $8.9 million, which was primarily comprised of $11.0 million of leasing income from the VOC Equipment, partially offset by $1.9 million primarily relating to fees for early termination of certain ship management contracts and minority interest expense of $0.2 million.
      Other income for 2004 was $11.9 million, which was primarily comprised of $8.4 million of leasing income from the VOC Equipment and $5.7 million of dividend income from marketable securities sold in 2004, partially offset by minority interest expense of $2.2 million.
      Net Income. As a result of the foregoing factors, net income was $84.7 million for 2005, compared to $213.8 million for 2004.
     Trends Relating to Income From Vessel Operations
      Our income from vessel operations for the conventional tanker segment has declined from $104.4 million in 2004 to a loss of $15.5 million in 2005, and from a loss of $5.4 million for the six months ended June 30, 2005 to a loss of $8.5 million for the same period in 2006. The $119.9 million decline from 2004 to 2005 is primarily due to a $100.5 million decrease in net voyages revenues from our conventional tankers on charter to TCL. Please read our results of operations for further information regarding our historical charter arrangements with TCL. Prior to the closing of this offering, OPCO will enter into new fixed-rate time charters with TCL for the nine conventional vessels that remain with OPCO after the transfer of Navion Shipping Ltd. and its chartered-in conventional tanker fleet to Teekay Shipping Corporation. These new time charters are at rates which we believe are market-based charter rates and are higher than the rates earned from our historical charter arrangements with TCL. As a result, we do not expect this trend of decreasing income from vessel operations to continue for the conventional tanker segment.
      Our income from vessel operations for the shuttle tanker segment has declined from $96.0 million in 2004 to $67.7 million in 2005, and from $42.6 million in the first six months of 2005 to $28.7 million for the same period in 2006. These declines were primarily due to decreases in net voyage revenues from our shuttle tankers. Please read our results of operations for a full explanation of these reductions in revenues. Based on our 2006 results to date and taking into account that seasonal maintenance of North Sea offshore oil facilities, which typically occurs primarily during the third quarter, was primarily completed in the second quarter of 2006, we expect that our 2006 net voyage revenues and income from vessel operations from this segment will be consistent with 2005. Consequently, we do not expect this trend of declining income from vessel operations to continue for the shuttle tanker segment.
      Our income from vessel operations for the FSO segment has declined from $8.6 million in 2004 to $5.6 million in 2005, and from $2.6 million for the six months ended June 30, 2005 to $2.2 million for the same period in 2006. The $3.0 million decline from 2004 to 2005 is primarily due to a negotiated reduction to the daily bareboat charter rate on one of our FSO units. We do not expect this trend of decreasing income from vessel operations to continue as we do not expect such a reduction in the daily charter rate to occur in the foreseeable future and we expect to add an additional FSO unit to our FSO segment beginning in the second quarter of 2007.
Liquidity and Capital Resources

Liquidity and Cash Needs
      As at June 30, 2006, total cash and cash equivalents was $134.0 million, compared to $129.0 million and $143.7 million at December 31, 2005 and 2004, respectively. Total liquidity, including cash and undrawn long-term borrowings, was $539.5 million as at June 30, 2006, down from $729.0 million and $693.9 million as at December 31, 2005 and December 31, 2004, respectively. The decrease in liquidity was mainly the result of repayments of loans due to affiliates, scheduled reductions of revolving credit facilities and capital expenditures, partially offset by cash generated from operations. In October 2006, we refinanced OPCO’s debt obligations as described in “— Credit Facilities” below. We anticipate having total liquidity, including cash and undrawn long-term borrowings, of approximately $405 million at the closing of this offering.
      The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering is $28.0 million. Our pro forma available cash to make distributions during the year ended December 31, 2005 and the twelve months ended June 30, 2006 would have been sufficient to allow us to pay 100.0% of the minimum quarterly distribution on our common units and 98.8% and 67.4%, respectively, of the minimum quarterly distribution on our subordinated units during those periods.
      In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.
      We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months.
      Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement. We cannot assure you that we will be able to raise additional funds on favorable terms. For more information, please read “— Ongoing Capital Expenditures” below.

Cash Flows
      The following table summarizes OPCO’s cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Years Ended		Six Months Ended
	December 31,		June 30,

	2004	2005	2005	2006

	(in thousands)
Net cash flow from operating activities	$242,592	$152,687	$81,232	$48,705
Net cash flow from financing activities	(69,710)	(201,554)	(153,647)	(42,602)
Net cash flow from investing activities	(190,110)	34,124	48,182	(1,127)

Operating Cash Flows
      Net cash flow from operating activities decreased to $48.7 million for the six months ended June 30, 2006, from $81.2 million for the same period in 2005. This primarily reflects a decrease of $13.8 million from the timing of our cash receipts and payments and a decrease of $12.2 million in net voyage revenues earned by the shuttle tanker segment. The decrease of $13.8 million primarily represents an increase in prepaid charter hire payments and other prepaid operating expenses during the six months ended June 30, 2006. Please read “— Results of Operations” and “— Trends Relating to Income from Vessel Operations” for information on the reduction of net voyage revenues from our shuttle tanker segment.
      Net cash flow from operating activities decreased to $152.7 million in 2005, from $242.6 million in 2004, primarily reflecting a decrease of $100.6 million in net voyage revenues earned by the conventional tanker segment, a decrease of $32.6 million in net voyage revenues earned by the shuttle tanker segment, partially offset by an increase of $60.7 million as a result of the timing of our cash receipts and payments, and a $6.3 million reduction of our net interest expense. Please read “— Results of Operations” and “— Trends Relating to Income from Operations” for information on the reduction of net voyage revenues from our conventional tanker segment and our shuttle tanker segment.
      Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates. The number of vessel drydockings tends to be uneven between years. For more information on our expected drydocking expenditures, please read “— Ongoing Capital Expenditures” below.

Financing Cash Flows
      As at June 30, 2006, through OPCO we had three long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $949.0 million, of which $405.5 million was undrawn. Prior to this offering, advances under these Revolvers, advances from Teekay Shipping Corporation and net cash flow from operations were used to finance OPCO’s investments in vessels and equipment and direct financing leases. Historically, advances under the Revolvers have been loaned to Teekay Shipping Corporation to temporarily finance vessels construction and for other general corporate purposes. In effect, the Revolvers were used as corporate-related debt of Teekay Shipping Corporation. Net proceeds from long-term debt, prepayments of long-term debt and net proceeds to/(advances from) affiliates during periods prior to June 30, 2006 reflect this use.
      Net financing cash outflow was $42.6 million, $153.6 million, $201.6 million and $69.7 million for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005 and 2004, respectively. Net financing cash outflow generally represents the amount of cash flow generated from operations less the amount used for investing activities. The increase from 2004 to 2005 primarily represents a decrease in net investing cash outflow, which is explained below, partially offset by a decrease in net operating cash flow. The decrease from the six months ended June 30, 2005 to the same period in

2006 primarily represents an increase in net investing outflow, which is discussed below, and the decrease in net operating cash flow described above.

Investing Cash Flows
      During the six months ended June 30, 2006 and 2005, OPCO incurred $5.1 million and $7.1 million, respectively, of vessel upgrade costs and purchases of equipment. During the six months ended June 30, 2005, OPCO received proceeds of $64.6 million from the sale of two older shuttle tankers.
      During 2005, OPCO received proceeds of $73.2 million from the sale of three older shuttle tankers and incurred $24.8 million of capital expenditures, primarily for conversion and upgrade costs for certain FSO and shuttle tanker projects. During 2004, OPCO incurred capital expenditures for vessels and equipment of $170.6 million representing installment payments for the 2004 Shuttle Tanker Delivery and the 2004 Conventional Tanker Delivery, as well as conversion costs incurred on the FSO unit, the Pattani Spirit. During 2004, OPCO received proceeds of $7.1 million from the sale to a third party of a 1982-built shuttle tanker and $51.6 million for a 2004-built shuttle tanker, which was sold to a joint venture company.

Ongoing Capital Expenditures
      Marine transportation and storage of crude oil is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.
      Over the three years following the date of this offering, we estimate that OPCO will spend an average of approximately $12.0 million per year for drydocking and society classification surveys. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
      OPCO’s partnership agreement requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution, the board of directors of our general partner, on our behalf, determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures required to maintain its fleet, OPCO’s estimated initial annual maintenance capital expenditures are $73.9 million per year, which includes $12.2 million for drydocking costs and $61.7 million, including financing costs, for replacing OPCO’s shuttle tankers, FSO units and conventional tankers at the end of their useful lives. The actual cost of replacing these vessels will depend on a number of factors, including prevailing market conditions, charter rates and the availability and cost of financing at the time of replacement. Our partnership agreement requires our general partner to deduct from our operating surplus each quarter estimated maintenance capital expenditures, as opposed to actual maintenance capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance capital expenditures, such as drydocking and vessel replacement. The board of directors of our general partner with the approval of its conflicts committee may change the annual amount of our estimated maintenance capital expenditures. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus.

Historical Capital Expenditures
      The following table summarizes total capital expenditures for drydocking and for vessels and equipment for the periods presented. In the past, vessel replacement and fleet expansion expenditures have been categorized as “expenditures for vessels and equipment.”

	Years Ended		Six Months Ended
	December 31,		June 30,

	2004	2005	2005	2006

	(in thousands)
Expenditures for drydocking	$9,174	$8,906	$2,679	$3,780
Expenditures for vessels and equipment	170,630	24,760	7,116	5,054

Total capital expenditures	$179,804	$33,666	$9,795	$8,834

Ship Financing Arrangements
      The following types of financing arrangements have been used to purchase OPCO’s vessels.

•	Term Loans. OPCO has a 50.0% interest in five joint venture companies, each of which owns one shuttle tanker. The vessels in the joint venture have been financed with term loans that are secured by first-priority mortgages on the vessels and related collateral. Either OPCO or one of its subsidiaries guarantees 50.0% of the term loans.

•	Revolving Credit Facilities. OPCO and one of its subsidiaries financed the purchases of certain vessels with long-term revolving credit facilities that are secured by first-priority mortgages on certain vessels and related collateral. We amended or replaced these facilities, as discussed below.

Credit Facilities
      In October 2006, OPCO amended one of its revolving credit facilities and terminated the other two and OPCO entered into a new $940 million revolving credit facility. The facilities have the following terms:

•	Amended Revolving Credit Facility. This 8-year amended reducing revolving credit facility allows OPCO and it subsidiaries to borrow up to $455 million and may be used for acquisitions and for general partnership purposes. Obligations under this credit facility are secured by first-priority mortgages on eight shuttle tankers and one FSO unit. Borrowings under the facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million.

•	New Revolving Credit Facility. The new 8-year reducing revolving credit facility allows for borrowing of up to $940 million and may be used for acquisitions and for general partnership purposes. Obligations under this credit facility are secured by first-priority mortgages in 11 shuttle tankers and 8 conventional tankers. Borrowings under the facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. OPCO’s new credit facility allows it to make working capital borrowings and loan the proceeds to us (which we could use to make distributions, provided that such amounts are paid down annually).
      Through interest rate swap agreements with a weighted-average term of 9.7 years, the interest rates applicable to these two credit facilities will be fixed at 5.5% per annum. Please read “— Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.” Please read “— Covenants and Other Restrictions in Our Financing Agreements” below for further information about the revolving credit facilities.
      In addition to these two revolving credit facilities, OPCO’s joint ventures will retain the term loans used to finance their vessel acquisitions and OPCO or its subsidiaries will guaranty their pro rata portion of the term loans.

Covenants and Other Restrictions in Our Financing Agreements
      All of OPCO’s vessel financings are secured by the applicable vessels. The term loans used to finance the five joint venture owned shuttle tankers and the agreements governing the two revolving credit facilities in place as of the closing of this offering contain covenants and other restrictions typical of debt financing secured by vessels, including those that restrict the relevant subsidiaries from:

•	incurring or guaranteeing indebtedness (applicable to term loans only);

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions when in default of the relevant loans;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges or granting certain liens;

•	selling, transferring, assigning or conveying assets; or

•	entering into a new line of business.
      In addition, OPCO’s two revolving credit facilities and three of the term loans contain covenants that require OPCO to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines) of $75.0 million and at least 5.0% of the total consolidated debt of OPCO.
      OPCO is currently in compliance with all of its financing agreements and we expect that it will remain in compliance. In the future, some of the covenants and restrictions in our or OPCO’s financing agreements could restrict the use of cash generated by shipowning subsidiaries in a manner that could adversely affect our ability to pay the minimum quarterly distribution on our units. However, we currently do not expect that these covenants will have such an effect.
Contractual Obligations and Contingencies
      The following table summarizes our long-term contractual obligations as at June 30, 2006:

		Balance of	2007 and	2009 and	Beyond
	Total	2006	2008	2010	2010

	(in millions)
Long-term debt(1)	$543.5	$—	$299.0	$21.6	$222.9
Chartered-in vessels (operating leases)	895.4	166.2	356.5	169.7	203.0
Commitments under capital lease	55.3	2.1	8.2	8.2	36.8
Advances from affiliates	394.9	394.9	—	—	—
Commitment for VOC equipment	18.0	18.0	—	—	—

Total contractual obligations	$1,907.1	$581.2	$663.7	$199.5	$462.7

(1)	Excludes interest payments of $15.9 million (remainder of 2006), $45.2 million (2007 and 2008), $18.7 million (2009 and 2010) and $30.4 million (beyond 2010). Expected interest payments are based on LIBOR at June 30, 2006, plus margins that ranged between 0.60% and 0.70%.
      On a pro forma basis, after giving effect to:

•	OPCO’s incurrence of additional debt to increase its outstanding debt to $1.08 billion (excluding debt relating to five joint ventures, which totaled $237.3 million as of June 30, 2006);

•	OPCO’s transfer to Teekay Shipping Corporation of all chartered-in conventional crude oil and product tankers in Navion Shipping Ltd.;

•	OPCO’s purchase from Teekay Shipping Corporation of the Fuji Spirit; and

•	OPCO’s repayment of all advances from Teekay Shipping Corporation;

OPCO’s long-term contractual obligations as at June 30, 2006 would have consisted of the following:

		Balance of	2007 and	2009 and	Beyond
	Total	2006	2008	2010	2010

	(in millions)
Long-term debt(1)	$1,317.3	$8.8	$193.9	$196.5	$918.1
Chartered-in vessels (operating leases)	638.8	75.3	222.9	148.0	192.6
Commitment for VOC equipment	18.0	18.0	—	—	—

Total pro forma contractual obligations	$1,974.1	$102.1	$416.8	$344.5	$1,110.7

(1)	Excludes interest payments of $35.5 million (remainder of 2006), $132.2 million (2007 and 2008), $109.0 million (2009 and 2010) and $140.6 million (beyond 2010). Expected interest payments are based on LIBOR at June 30, 2006, plus margins that ranged up to 0.80%. Please read “— Liquidity and Capital Resources — Credit Facilities” above, “Use of Proceeds” and the unaudited pro forma consolidated financial statements included elsewhere in this prospectus.
      As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions or the acquisition of additional units of OPCO. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings and the issuance of additional common units.
Off-Balance Sheet Arrangements
      Certain of OPCO’s subsidiaries have guaranteed their share of the outstanding mortgage debt in two 50%-owned joint venture companies. Please read Note 14(a) (Commitments and Contingencies — Joint Ventures) to the audited historical combined consolidated financial statements included elsewhere in this prospectus. We do not believe these off-balance sheet arrangements have, and we have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
      We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 (Summary of Significant Accounting Policies) to the audited historical combined consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition
      Description. We generate a majority of our revenues from voyages servicing contracts of affreightment and time charters and, to a lesser extent, bareboat charters and spot voyages. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.
      Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. In the case of our shuttle tankers servicing contracts of affreightment, a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. We do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.
      Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our voyage revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment
      Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.
      Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for our vessels, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for 25 years. In the shipping industry, the use of a 25-year vessel life has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
      Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment.

Drydocking
      Description. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of the drydocking to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

      Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and a half to five years, we may drydock the vessels at an earlier date.
      Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures.

Goodwill and Intangible Assets
      Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charters, are amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise.
      Judgments and Uncertainties. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.
      Effect if Actual Results Differ from Assumptions. In the fourth quarter of 2005, OPCO completed its annual impairment testing of goodwill using the methodology described above, and determined there was no impairment. If actual results are not consistent with assumptions and estimates, we may be exposed to a goodwill impairment charge. As at June 30, 2006 and December 31, 2005, the net book value of goodwill was $130.5 million.
      Amortization expense of intangible assets for the years ended December 31, 2004 and 2005 were $18.4 million and $14.9 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at June 30, 2006 and December 31, 2005, the net book value of intangible assets was $72.5 million and $78.5 million, respectively.

Derivative Instruments
      We expect to use derivative financial instruments to reduce interest rate risks. We do not expect to hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

Recent Accounting Pronouncements
      In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 will require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not determined the effect, if any, that the adoption of FIN 48 will have on our financial position or results of operations.
Quantitative and Qualitative Disclosures About Market Risk
      We are exposed to market risk from foreign currency fluctuations and changes in interest rates. We may use interest rate swaps to manage interest rate risks but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk
      We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at June 30, 2006, OPCO’s unhedged floating-rate borrowings totaled $543.5 million. A 1.0% increase in the interest rates on that amount would result in $5.4 million in additional annual interest payments.
      The tables below provide information about OPCO’s financial instruments as at June 30, 2006 that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates.
      We invest our cash and marketable securities in financial instruments with maturities of less than six months within the parameters of our investment policy and guidelines.
      We may use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. Changes in the fair value of our interest rate swaps are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap change in fair value is immediately recognized in income. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

      The table below provides information about OPCO’s financial instruments at June 30, 2006, which are sensitive to changes in interest rates, including our debt and capital lease obligations. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates.

		Expected Maturity Date

	Total	2006	2007	2008	2009	2010	Thereafter	Rate(1)

	(in millions of U.S. dollars)
Long-Term Debt and Advances from Affiliates:
Variable Rate Debt (U.S.$)	543.5	—	15.0	284.0	10.8	10.8	222.9	5.9%
Fixed-Rate Debt (Norwegian Kroner)	157.6	157.6	—	—	—	—	—	7.5%
Fixed-Rate Debt (Australian Dollar)	18.9	18.9	—	—	—	—	—	8.0%
Capital Lease Obligations:(2)
Fixed-Rate (U.S.$)	33.6	0.7	1.5	1.6	1.7	1.9	26.2	8.3%

(1)	Rate refers to the weighted-average effective interest rate for OPCO’s debt, including the margin it pays on variable-rate debt, as at June 30, 2006, and the interest rate implicit in its capital lease obligation at the inception of the lease.

(2)	The capital lease obligation represents the present value of minimum lease payments, together with the purchase obligation. During June 2006, OPCO exercised the option to purchase the conventional Aframax tanker subject to the capital lease (the Fuji Spirit), and acquired the vessel in September 2006.
     The table below provides information about OPCO’s financial instruments, on a pro forma basis, as at June 30, 2006, after giving effect to:

•	OPCO’s incurrence of additional debt to increase OPCO’s outstanding debt to $1.08 billion (excluding debt relating to five 50%-owned joint ventures, which totaled $237.3 million as at June 30, 2006);

•	OPCO’s purchase of the Fuji Spirit;

•	OPCO’s repayment of all advances from Teekay Shipping Corporation; and

•	Teekay Shipping Corporation’s contribution to OPCO of interest rate swaps with a notional principal amount of $1.09 billion, a weighted-average fixed interest rate of 5.5% (including the margin OPCO pays on its floating-rate debt) and a weighted-average remaining term of 9.7 years.
      For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

		Expected Maturity Date

	Total	2006	2007	2008	2009	2010	Thereafter	Rate(1)

	(in millions)
Long-Term Debt:
Variable Rate Debt(2)	$1,312.2	$8.8	$76.8	$117.1	$115.4	$81.1	$913.0	5.4%
Interest Rate Swaps:
Contract Amount(3)	$1,147.2	$4.4	$297.4	$8.5	$208.5	$8.5	$619.9	4.9%
Average Fixed Pay Rate(2)	4.9%	4.7%	5.4%	4.9%	4.3%	4.9%	4.8%

(1)	Rate refers to the weighted-average effective interest rate for OPCO’s debt, including the margin it pays on variable-rate debt as at June 30, 2006, and the average fixed pay rate for interest rate swap agreements, which excludes the margin OPCO pays on variable-rate debt. Interest payments for interest rate swaps are based on LIBOR.

(2)	Interest payments on variable-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at 6-month LIBOR.

     Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold or issue interest rate swaps for trading purposes.
      A component of the time-charter hire rate for two of OPCO’s five 50%-owned joint ventures that are consolidated on a pro forma basis fluctuates with the floating interest rates for the debt used to finance the related vessels. If interest rates increase or decrease, the amount OPCO pays under the debt relating to the chartered vessels increases or decreases by the amount of the additional or reduced interest payments, and the hire rate OPCO receives from the related time charters correspondingly changes. Consequently, the fluctuating portion of the time-charter hire rate has no net effect on OPCO’s cash flows or net income, but does affect recorded voyage revenues and interest expense.

Foreign Currency Fluctuation Risk
      Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner. During the six months ended June 30, 2006 and during fiscal 2005, approximately 36.0% and 38.8%, respectively, of vessel operating costs and general and administrative expenses were denominated in Norwegian Kroner.
      Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain subsidiaries of OPCO have foreign currency denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. As at June 30, 2006, Teekay Shipping Corporation and certain of its subsidiaries had loaned us 1.0 billion Norwegian Kroner ($157.6 million) and 25.5 million Australian Dollars ($18.9 million). Prior to the closing of this offering, we will repay our foreign currency denominated advances from affiliates. In addition, as at June 30, 2006, we had Norwegian Kroner-denominated deferred income taxes of approximately 459.8 million ($73.9 million). We have not entered into any forward contracts to protect against currency fluctuations on any future taxes we will pay. Upon the closing this offering, OPCO will enter into new services agreements with subsidiaries of Teekay Shipping Corporation whereby the subsidiaries will operate and crew OPCO’s vessels. Under these service agreements, OPCO will pay all vessel operating expenses in U.S. Dollars and will not be subject to currency exchange fluctuations prior to 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Shipping Corporation’s cost of providing services based on fluctuations in the value of the Kroner relative to the U.S. Dollar. We may seek to hedge this currency fluctuation risk in the future.

INDUSTRY
      We obtained the information in this prospectus about the offshore oil industry and seaborne oil transportation industries from several independent outside sources, including Douglas-Westwood Ltd., a market survey, research and analysis firm focusing on the energy and marine industries; Wood Mackenzie Ltd., a search and consulting firm focused on the energy industry; International Maritime Associates (or IMA), a strategic planning and consulting firm focusing on the marine and offshore sectors; R.S. Platou Shipbrokers, an international ship-brokering company that serves the shipping and offshore industries; the Energy Information Administration (or EIA), an independent statistical and analytical agency within the U.S. Department of Energy; Clarkson Research Services (or CRS), the research division of H. Clarkson & Co. Ltd.; and the International Energy Agency (or IEA), an autonomous energy forum for 26 industrial countries.
The Offshore Oil Industry
      Oil continues to be the world’s primary energy source as it has been for a number of decades, with consumption of oil currently accounting for approximately 40% of global energy consumption. The EIA expects daily global oil consumption to increase from an average of approximately 84 million barrels in 2005 to approximately 98 million barrels in 2015.
      Although oil production from reservoirs beneath the ocean began in the late 19th Century, production from offshore oil fields did not begin to have a meaningful impact on the global energy market until the 1960s, when producers began to commit significant capital to developing the open shallow waters of the Gulf of Mexico and the Persian Gulf. Thereafter, offshore production rose rapidly as many countries began to explore and produce oil offshore, especially in locations bordering the North Sea. By 2005, offshore oil production had grown to approximately 33% of global oil production. According to Douglas-Westwood, offshore oil production will represent approximately 37% of world production by 2015.
Global Offshore Oil Production

Source: Douglas-Westwood Ltd., August 2006.
     Deepwater oil production is one of the fastest growing areas of the global oil industry and is replacing shallow water as the main focus of offshore oil field development. Deepwater oil production is characterized by wells located in water depths of more than 1,000 feet and has developed as countries have searched for alternative sources of oil and as exploration and production technologies have advanced. Shuttle tankers, FSO units and FPSO units are an important part of the supporting infrastructure for deepwater offshore development, as alternative solutions are typically better suited for shallow water oil production.

      Over the last decade, deepwater exploration and production has become increasingly important because it represents the only significant opportunity for large conventional reserve additions for oil companies outside Russia and the Middle East. Douglas-Westwood forecasts that deepwater oil production will increase from approximately three million barrels per day in 2005 to over eight million in 2015. As a result, Douglas-Westwood forecasts that nearly 25% of offshore oil will come from deep waters in 2015, compared to approximately 12% in 2005, and expects that all global offshore oil production growth after 2010 will be from deep waters, compensating for declining output from shallow waters, as shown in the graph below:
Offshore Production Outlook-Shallow Versus Deepwater

Source: Douglas-Westwood Ltd., August 2006.
     According to Douglas-Westwood, global expenditures to explore, develop and operate offshore oil and gas fields were approximately $163 billion in 2005, and it currently estimates that this spending will increase to approximately $247 billion in 2010.

Infrastructure for Offshore Oil Field Production
      The development of offshore oil fields requires investment in production, storage, transportation and support infrastructure. Once a commercial oil field is discovered, a plan for development is created. This development plan includes:

•	the number, location and type of wells required to efficiently produce the field’s reserves, which are determined by several factors, including the geology of the reservoir and its depth;

•	the production system required to produce the field’s reserves, which is determined by a number of factors, including the water depth, geography, surrounding infrastructure and the size and content of the discovery. Depending on these factors, the production system could be a fixed installation (i.e., attached to the ocean floor), floating or both; and

•	the processing, storage and transportation systems required to handle the field’s production and economically bring the oil to market, including the decision to use pipelines or shuttle tankers for transportation.

      OPCO’s and Teekay Shipping Corporation’s expertise is in the offshore oil transportation and storage industry, and through their expertise we provide the offshore industry a fully-integrated marine midstream solution. The main components of this solution are:

•	offloading and transportation of cargo from oil field installations to onshore terminals via dynamically-positioned offshore loading shuttle tankers; and

•	floating storage for oil field installations via FSO units.
      We intend to further expand these offshore offerings to include FPSO units that produce and process oil offshore in addition to providing storage and offtake.
Shuttle Tankers

Overview
      A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions.
      Shuttle tankers were developed in the North Sea as an alternative to pipelines. The first cargo from an offshore field in the North Sea was shipped in 1977, and the first dynamically-positioned shuttle tankers were introduced in the early 1980s. Since 1984, over 15,000 cargoes have been lifted at various offshore fields around the world via shuttle tankers.
      Shuttle tankers are often described as “floating pipelines” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor. The advantages of shuttle tankers compared to pipelines are:

•	Field operators can avoid expensive pipeline installations and tariff regimes. Shuttle tankers can therefore represent a more favorable cost solution than pipelines, especially in cases where offshore oil fields are located in deep water or remote locations with fields expected to have shorter production lives.

•	Shuttle tankers can lift and transport oil from several loading facilities and transport the cargo to any port directed by the customer, thus providing destination flexibility versus a pipeline, which has dedicated receiving terminals.

•	Pipeline grids, unlike shuttle tankers, often blend crude oil with varying qualities from different fields. A field operator can often achieve a better price if a cargo is sold as unblended. Field operators also have the option to segregate different crude qualities on board the shuttle tanker, which is not possible with pipelines.

•	Major shuttle tanker operators have backup vessels if the primary vessel goes “off-hire” for maintenance or repair. If a pipeline network requires maintenance or repair, the network may be shut down, interrupting the supply of oil from an installation.

      The following diagram sets forth the supply chain of offshore loading by shuttle tankers to terminals.
      When shuttle tankers are used, crude oil and condensates produced at the field are often exported in batches. Shuttle tankers vary in size and are designed to carry 250,000 to 1.1 million barrels of crude oil per voyage, depending on the requirements of the field operator. Normally, storage capacity at the field is required in order to enable continuous production between each shuttle tanker lifting operation. Depending on the characteristics of the field, the storage facility may be part of a fixed offshore oil platform, an FPSO unit or an FSO unit. Alternatively, shuttle tankers can provide storage though a dual loading operation where a second shuttle tanker will moor before the first shuttle tanker leaves the field.

Unique Attributes of Shuttle Tankers
      Shuttle tankers are significantly different from conventional crude oil tankers. Shuttle tankers are primarily used in regions with harsher climates that require robust maneuvering capabilities, the ability to operate independently in all weather conditions, sophisticated bow loading systems, and specialized crews. Only in regions with calm ocean waters, such as West Africa or parts of Southeast Asia, can a conventional crude oil tanker be safely used for offshore loading operations. Conventional tankers load from an offshore field installation usually through a taut hawser operation and/or with tug assistance. In certain cases, dedicated shuttle tanker newbuildings are required to service the specific requirements of oil fields and installations. At times, conventional oil tankers can be converted to shuttle tankers after a substantial upgrade and investment in equipment. These upgrades typically cost between $15 and $30 million.
      Key differences between shuttle tankers and conventional oil tankers include:

•	Design. Shuttle tankers are designed with variable pitch propellers and side thrusters, higher cargo pumping capability, dynamic positioning systems, specific loading systems for loading cargo at offshore facilities, reinforced hull design for fatigue prevention, and a wide range of area/customer specific equipment and systems.

•	Voyage Length. Shuttle tanker voyages are typically short-haul to regional terminals and refineries, while conventional oil tankers traditionally trade on longer-haul voyages. The short voyages, continual loading operations and unique systems give rise to far more complex technical and performance issues for shuttle tankers than conventional tankers.

•	Stringent Standards. The shuttle tanker industry is affected by standards and regulations applicable to the offshore industry, certain of which are more stringent than those applicable to conventional oil tankers.

•	Nature of Contracts. Shuttle tankers are an integrated part of an offshore field development project and a critical part of the logistics chain of a field. As a result, cooperation between the shuttle tanker operator and the field operator is much closer than in the case of conventional tanker business, and there are usually long-term contractual arrangements between the field operator and shuttle tanker owner to lift the production from an oil field installation. By contrast, the conventional tanker market is predominantly conducted on short-term contracts, typically for one or a few voyages.

•	Specialized Crewing and Staff. The workload for the crew onboard and for shore-based personnel for offshore operations is higher compared to conventional shipping, given the shorter voyage lengths and additional complexity of offshore loading operations. Maneuvering and safe handling of shuttle tankers in close proximity to offshore installations, operating the loading and dynamic positioning systems, and complying with additional offshore regulations and practices require highly skilled crew. Tailor-made training, including extensive simulator training, is an integral part of the shuttle tanker business. In addition to the normal maritime certificates for deck officers, a shuttle tanker dynamic positioning operator must qualify for a dedicated dynamic positioning certificate.

      Two of the key design attributes of a shuttle tanker include the offshore loading system and the dynamic positioning system.

Offshore Loading System
      Offshore loading involves the transfer of liquid cargo in open waters from either a fixed installation (a platform or a fixed buoy) or a floating installation (a floating loading platform, FPSO unit or FSO unit).
      The most distinguishing feature of a shuttle tanker is the sophisticated loading system located on the bow of the vessel. A bow loading system allows the shuttle tanker to load safely and reliably from a variety of offshore installations, even in extreme weather conditions. In addition to a bow loading system, a shuttle tanker can be equipped with a specialized cone-shaped loading system located on the keel of the vessel.
      An oil field installation has a field export system that connects to the loading system on the shuttle tanker. Field export systems vary in design and configuration. Field operators choose among the various export system alternatives based on reliability, safety, operational weather limitations, water depth, seabed conditions and installation and maintenance costs. The following is an overview of the most common field export systems, which generally work with all intake loading systems on shuttle tankers:

•	Single Point Mooring (SPM). SPM was the first system introduced in the North Sea and allows a shuttle tanker to weathervane, or position the vessel in order to be less affected by the weather conditions, around a mooring point such as a floating buoy anchored to the seabed. In the 1970s, the first SPM systems relied on a taut hawser operation, in which a hawser is connected to the export system and the vessel reverses, which creates tension on the hawser. Tug or standby vessel assistance is often required under a taut hawser arrangement. A hose from the export system is then connected to the loading system on the vessel. The introduction of dynamic positioning systems in the early 1980s significantly reduced wear-and-tear on equipment related to SPM operations.

•	Ugland Kongsberg Offshore Loading System (OLS). In 1986, OLS was introduced as a considerably less expensive system than the traditional SPM buoys. While SPM allowed for a taut hawser operation, OLS systems were the first to be totally dependant on the dynamic positioning system of a shuttle tanker.

•	Submerged Turret Loading (STL). Introduced in 1994, STL consists of a submerged buoy that is pulled through a cone-shaped turret located on the keel of the shuttle tanker. The loading hose runs through the buoy to a rotating connector, allowing the ship to weathervane freely. STL is deployed in the most extreme weather conditions, such as those off Northwest Europe. This export system does not operate with a bow loading system.

•	Single Anchor Loading (SAL). Introduced in the late 1990s, SAL provides a simple, cost effective export solution used primarily in shallow waters. A SAL system consists of a single anchor on the seabed with equipment for mooring and oil transfer to shuttle tankers.

•	Tandem Loading. In a tandem loading operation, shuttle tankers connect to the stern of an FPSO unit or FSO unit. The first tandem operation was carried out in 1991. Dynamic positioning systems continuously monitor the movements and relative positions of the two units.

Dynamic Positioning System
      A shuttle tanker is equipped with a computerized steering and positioning system, referred to as a dynamic positioning system, which allows the vessel to remain in position in open seas, even in harsh environmental conditions. The DP system monitors wind, currents, swells and tide changes and controls the positioning of the vessel with variable pitch propellers and lateral thrusters. The development of DP systems for shuttle tankers in the early 1980s significantly increased the efficiency and reliability of offshore loading. The primary advantages of DP systems versus a taut hawser or tug-assisted operation include:

•	wider operating range, including the capability to load in conditions with up to 17 foot significant wave height (a measure of average wave height that corresponds to approximately 30 foot maximum wave height); and

•	less risk of damage and wear and tear both to the field export system and the vessels’ loading systems since no heavy loads are introduced to the system during loading.
      There are two classes of DP systems for shuttle tankers: DP1 and DP2. The classes are based on the shuttle tanker’s dynamic positioning equipment and system redundancy. DP1 systems have one set of maneuvering and computer systems, while DP2 systems include a backup for all active systems. The type of system employed is determined by the weather conditions at the oil field installation and specific field operator requirements. Due to the harsh weather conditions in the North Sea, DP2 class shuttle tankers comprise approximately 61% of the overall North Sea fleet. FSO and FPSO units in the North Sea usually require DP2 class shuttle tankers for tandem loading. In other regions, such as Brazil, the shuttle tanker fleet is primarily comprised of DP1 class vessels. These calmer regions allow the use of taut hawser and DP1 class shuttle tankers for tandem offloading. However, even in these regions there is a growing trend toward DP2 systems on newer vessels. OPCO has a fleet of 18 DP1 shuttle tankers and 18 DP2 shuttle tankers.

Markets
      As of November 1, 2006, the world shuttle tanker fleet consisted of 58 operating vessels and seven vessels on order (newbuildings or conversions). Shuttle tankers primarily operate in the major offshore producing regions with harsh climates. The following table shows the number of shuttle tankers, including vessels on order, by geographic area.
World Shuttle Tanker Fleet

	Operating	On Order	Total

North Sea	39	0	39
Brazil	11	2	13
Eastern Canada	6	0	6
Russia Arctic	0	5	5
Australia	1	0	1
South Africa	1	0	1

Total(1)	58	7	65

Source: R.S. Platou Shipbrokers, November 1, 2006.

(1)	Excludes five older shuttle tankers that are awaiting conversion to FSO or FPSO units or are operating in the conventional tanker market.
     According to Douglas-Westwood, the amount of oil transported via shuttle tankers is expected to increase from approximately 3.3 million barrels per day in 2006 to approximately 4.5 million barrels per day by 2015.

Oil Transported via Shuttle Tankers

Source: Douglas-Westwood Ltd., August 2006.
     North Sea: The North Sea is the largest offshore oil producing region in the world and includes oil fields on the United Kingdom, Danish, Dutch and Norwegian continental shelves. Approximately 70% of the existing world shuttle tanker fleet currently operates in the North Sea, with operations primarily focused in the Norwegian and UK sectors. The North Sea is a mature market characterized by sophisticated participants, advanced regulations and systems, an established commercial structure and vessel operations that are embedded into the offshore oil structure. We believe most of the future development in the North Sea will be in remote or marginal fields which favor shuttle tankers over pipelines. As of November 1, 2006, OPCO owned or operated 27 of the 39 shuttle tankers in the North Sea.
      Brazil: The second largest market for shuttle tankers is off the coast of Brazil. The majority of Brazil’s offshore production is in the Campos Basin region. Currently, several oil fields are being developed or evaluated in Brazil. We expect offshore production, both deepwater and ultra-deepwater, to increase in Brazil in coming years, making this region the leading growth area for shuttle tankers. As of November 1, 2006, OPCO owned 8 of the 11 shuttle tankers operating in the Brazilian market.
      Eastern Canada: There are three major offshore fields off the east coast of Canada that are served by shuttle tankers. The crude oil produced from these fields typically is either taken to an oil transhipment terminal located in Newfoundland or directly to market on the U.S. East Coast. New offshore exploration is ongoing and, given the stable political climate, high quality of crude, good production and recovery factors, Eastern Canada is a potential growth area for shuttle tankers.
      Russian Arctic: Offshore production is increasing in the Russian Arctic. Construction of pipelines appears to not be a viable option in the region due to harsh weather and ice conditions. Recently, Sovcomflot, the Russian state-owned shipping company, ordered a series of ice-class shuttle tanker newbuildings to service the Varandey and Prirazlomnoye fields in the Pechora Sea.
      Australia: The majority of Australia’s oil reserves are located offshore, particularly off the southern and western coasts. Large parts of these regions remain unexplored. With offshore field development increasing in Australia, we also expect demand for floating production systems and shuttle tankers to increase. As of November 1, 2006, OPCO owned the only shuttle tanker operating in Australia.
      Africa: Although there is currently significant crude oil production off the coast of West Africa, the relatively calm waters there make the use of conventional oil tankers (with the assistance of tugs) a viable option for oil field operators. OPCO has operated shuttle tankers for customers in harsher regions such as South Africa.

      Gulf of Mexico/Caribbean: Substantially all of the offshore crude oil production in the Gulf of Mexico is transported via pipelines. However, with more exploration activities being carried out in deep and ultra-deep waters, we believe this region could present future opportunities for shuttle tankers. U.S. regulators approved the use of FPSO units, FSO units and shuttle tankers in the U.S. Gulf of Mexico in 2001. In the aftermath of hurricanes Katrina and Rita in 2005, which resulted in damage to the offshore oil industry infrastructure in the U.S. Gulf, Teekay Shipping Corporation operated a shuttle tanker that serviced a BP oil field installation. In July 2006, Shell chartered one of OPCO’s shuttle tankers on hurricane back-up for the 2006 hurricane season; the tanker will only operate under the charter if requested to provide services, and currently trades as part of the contract of affreightment fleet.

Competition
      OPCO is the world’s largest owner and operator of shuttle tankers. It owned or operated 36 of the 58 vessels in the world shuttle tanker fleet as of November 1, 2006. The most prominent competitor in the shuttle tanker market is Knutsen OAS Shipping, based in Haugesund, Norway. Knutsen owns 17 shuttle tankers, of which OPCO charters-in seven. Competition in the shuttle tanker market is primarily based on price, vessel specification, reputation and size of fleet, as larger fleets allow for greater vessel substitution, availability and customer service.

Contract Structures
      Shuttle tankers have three primary types of contract structures: contracts of affreightment, time charters and bareboat charters. The type of charter is determined by customer requirements for operational involvement and range of services.
      Contracts of Affreightment. Pursuant to a contract of affreightment, the customer typically pays a fixed rate per day for transportation services actually provided and the voyage related costs. These long-term, fixed-rate agreements relate to designated oil fields rather than specific vessels. The customer has access to shuttle tankers from the time when it has a cargo ready for transport at the offshore installation. The key benefits of a contract of affreightment to the customer, as compared to chartering a dedicated vessel, are: lower direct costs, as the customer pays only for the time spent lifting and transporting each individual cargo and voyage related costs; and reduced risk related to field start-up, tonnage utilization and vessel operations.
      Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a typical time charter, the ship owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs. When the vessel is “off-hire” — or not available for service — the customer generally is not required to pay the hire rate and the owner is responsible for all costs. The customer selects a time charter if it wants a dedicated vessel. The customer is commercially responsible for the utilization of the vessel.
      Bareboat Charters. Similar to a time charter, a bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. However, under a bareboat charter, the customer provides crewing and other services related to the vessel’s operation in addition to the all of the vessel voyage costs. During a bareboat charter, a customer must pay the charter rate regardless of whether or not the vessel is in service. A customer may select a bareboat charter if it wants a dedicated vessel to be, and is commercially responsible for, the utilization of the vessel.
Floating Storage and Offtake Units

Overview
      FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity.
      An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and offtake systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive the cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems.
      FSO units are usually conversions of older single-hull conventional oil tankers. These conversions, which include a loading and offtake system and hull refurbishment, can generally extend the lifespan of a vessel by up to 20 years over the normal conventional tanker lifespan of 25 years.

Markets
      As of July 2006, IMA estimated that there are 86 FSO units operating and six FSO units on order (conventional tankers to be converted to FSO units). Over the next five years, IMA anticipates orders for between 25 and 35 additional FSO conversions. The major markets for FSO units are Asia, the Middle East, West Africa and the North Sea. The following table shows the number of FSO units, including units on order, by geographic area.
World FSO Fleet

	Operating	On Order	Total

Asia	30	4	34
Middle East	18	0	18
Western Africa	14	0	14
North Sea	8	1	9
Mediterranean	5	0	5
Australia	4	0	4
Gulf of Mexico/ Caribbean	4	0	4
Brazil	3	1	4

Total	86	6	92

Source: IMA, July 2006.

Competition
      OPCO’s primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications. OPCO’s expertise in the offshore sector and ability to source potential vessels for FSO conversions, through Teekay Shipping Corporation’s large fleet and knowledge of the second-hand market, provides a competitive advantage.

Contract Structure
      FSO units are generally placed on long-term, fixed-rate time charters or bareboat charters as an integrated part of the field development plan, and thus provide stable cash flow to the FSO unit owners.

Floating Production Storage and Offloading Units

Overview
      An FPSO unit is an offshore production facility that is typically ship-shaped and stores processed crude oil in tanks located in the hull of the vessel. An FPSO unit carries on-board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSOs are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. The crude oil is periodically offloaded from the FPSO unit to shuttle tankers for transport to shore.
      FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from the existing pipeline infrastructure. Water depth, ocean currents and harsh weather conditions also influence the decision on which type of production installation to use. A fixed installation may not be technically feasible in a particularly challenging location where a floating unit would offer the best solution. FPSO units are also a cost-effective solution for developing smaller, satellite or marginal fields in shallower water, as they can be relocated and used elsewhere when reservoirs are depleted.
      Of the four major types of floating production systems (FPSO units, semi-submersible units, tension leg platforms and SPAR buoys), FPSO units are the most common type. According to IMA, as of March 2006, FPSO units represented 61% of the floating production units in operation and 70% of the floating production units on order. FPSO units have the advantage of providing field storage, which enables them to be utilized independent of pipeline infrastructure. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an FSO unit for storage. FPSO units are also less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems.
      In a typical FPSO unit installation, the untreated wellstream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry oil, gas and water from the ocean floor to the vessel, which processes it onboard. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system. The FPSO unit has a sophisticated mooring system that enables it to operate safely and reliably. Where weather conditions can be extreme, most vessels have a central mooring arrangement located within the hull in a turret that allows them to weathervane in response to shifting weather direction. In areas with more benign weather, such an arrangement may not be required and the vessel may be kept on station by an array of mooring lines and anchors, known as a spread-moored system. The FPSO unit’s hull must be designed for at least the expected life of the field, but will typically be designed to allow the vessel to be redeployed to new fields, and is constructed to standards that will permit it to remain at sea during this time without access to drydocking facilities.

Markets
      FPSO units have been used to develop offshore fields around the world since the late 1970s. As of July 2006, IMA estimated there were 111 FPSO units operating and 36 FPSO units on order. Over the next five years, IMA anticipates demand for 78 to 95 additional FPSO units. Of this amount, 51 to 62 are expected to be newbuilds or converted from existing hulls and 27 to 33 are expected to be redeployments of existing units. The primary areas for FPSO units are Western Africa, Asia, Brazil, North Sea and Australia. Other types of floating production systems are primarily used in the Gulf of Mexico region, as the abundant pipeline infrastructure negates the benefits of on-board storage. The following table shows the number of FPSO units, including those on order, by geographic area.
World FPSO Fleet

	Operating	On Order	Total

Western Africa	27	7	34
Asia	28	4	32
North Sea	19	4	23
Brazil	15	8	23
Australia	10	5	15
Mediterranean	5	0	5
Gulf of Mexico/ Caribbean	2	1	3
Eastern Canada	2	0	2
Middle East	1	0	1
No contract	2	7	9

Total	111	36	147

Source: IMA, July 2006.
     Due to differences in water depth, environmental conditions and field and customer requirements, the specification and costs of an FPSO unit vary significantly. The cost of a new FPSO unit can range from $100 million to over $1 billion. However, most medium-sized FPSO units cost between $250 million and $600 million. Traditionally, for large field developments, the major oil companies have owned and operated new, custom built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts.
      We believe that there is a growing trend by oil field operators towards using independent FPSO contractors because:

•	the major oil companies have begun to outsource operations that are outside their core business and expertise; and

•	there are an increasing number of smaller oil companies operating offshore oil field installations.
      According to IMA, as of July 2006, approximately 49% of the current FPSO units operating were owned by independent FPSO contractors. However, approximately 58% of the FPSO units installed since 2001 and approximately 67% of units on order as of July 2006 are owned by independent FPSO contractors.

Competition
      In June 2006, Teekay Shipping Corporation entered into an agreement with Petrojarl ASA, a leading independent operator in the FPSO sector, to form a joint venture company called Teekay Petrojarl Offshore through which the joint venture partners agreed to exclusively pursue opportunities involving FPSO and FSO units. The joint venture will only encompass new projects and existing assets of both companies are excluded from the joint venture. The joint venture does not currently own any FPSO or

FSO units. Pursuant to an omnibus agreement we will enter into upon the closing of this offering, Teekay Shipping Corporation will offer to us its interest in certain FPSO and FSO projects under the joint venture agreement. On October 18, 2006, Teekay Shipping Corporation completed a tender offer for the outstanding shares of Petrojarl ASA, resulting in Teekay Shipping Corporation owning a majority of, and having the ability to control, Petrojarl ASA.
      Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services and/or oil field engineering and construction. In addition to Petrojarl ASA, the major independent FPSO contractors are SBM Offshore, Prosafe, Bluewater, BW Offshore, Modec, Fred Olsen, Aker and Maersk.

Contract Structure
      Although the terms of FPSO contracts vary, they are generally long-term (5 to 15 years plus extension options) and provide a fixed rate that is a function of the cost of the FPSO unit, a rate based on the production output from the FPSO unit or both.
Conventional Oil Tankers

Overview
      Conventional oil tankers are used primarily for transcontinental seaborne transportation of oil. Conventional oil tankers are operated by both major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large changes in short-term rates. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to OPCO’s conventional tanker fleet, are less typical in the industry. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers.

Oil Tanker Demand
      Oil tanker demand is a function of several factors, including the location of oil production, refining and consumption and world oil demand and supply. Tanker demand is based on the amount of crude oil transported in tankers and the distance over which the oil is transported.
      Transportation Distance. The distance over which oil is transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Traditionally, the level of exports from the Middle East has had a strong effect on the tanker market as a whole due to the relatively long distance between this supply source and typical discharge points.

      Oil Demand. The overall increase in world oil demand since 2000 has positively affected the market for seaborne oil transportation. Demand for oil is driven by the level of economic activity and industrial production. The following table indicates the geographic breakdown of world oil demand during the past six years and estimated demand for 2006 and 2007:
World Oil Demand

	2000	2001	2002	2003	2004	2005	2006E	2007E

	(millions of barrels per day)
OECD* North America Demand	24.1	24.0	24.1	24.5	25.4	25.5	25.4	25.8
OECD Europe Demand	15.2	15.3	15.3	15.4	15.5	15.5	15.5	15.5
OECD Pacific Demand	8.6	8.5	8.5	8.6	8.5	8.6	8.5	8.5

Total OECD Demand	47.9	47.9	47.9	48.6	49.3	49.6	49.4	49.7
Total NON-OECD Demand	28.6	29.2	29.9	30.7	33.1	34.0	35.1	36.2

Total Demand	76.5	77.1	77.8	79.3	82.4	83.6	84.5	85.9

Source: IEA, October 2006.

*	OECD indicates countries that are members of the international Organization for Economic Cooperation and Development.
     Oil Supply. The world’s oil supply is concentrated in the Middle East, followed by North America and the former Soviet Union. As of January 2006, the Middle East controlled approximately 60% of the world’s proven oil reserves. For June 2006, the Middle East accounted for approximately 32% of global oil production. The size of its reserves suggests that the Middle East may supply the largest percentage of any growth in world oil consumption. In addition, the IEA estimates growth will occur in non-OPEC oil production for 2006 and 2007 from the former Soviet Union, North Africa and Latin America. These locations are generally well-suited for Aframax tanker transportation, which could favorably affect demand for Aframax tankers.

Oil Tanker Supply
      The supply of oil tankers is a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.
      The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and prospective charter market conditions. Available shipyard capacity for newbuildings is another factor that affects tanker supply. Rising steel and equipment costs, competition for newbuilding berths from shipping sectors other than oil transportation, and a weakening U.S. Dollar led to an increase in newbuilding contract prices during 2004 to 2006. Most major shipyards have sold their newbuilding berths through 2009.
      At any point in time, the level of scrapping activity is a function primarily of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. For example, the United Nation’s International Maritime Organization (or IMO) amended regulations in 2003 to accelerate the phase-out of certain pre-1982 single-hull vessels to 2005 from 2007. IMO regulations are expected to cause approximately 30% of the existing world tanker fleet to be phased out by 2015. In addition to IMO regulation, the United States Oil Pollution Act of 1990 requires that all oil tankers entering U.S. waterways be exclusively double-hulled by 2015.
      Aging vessels typically require substantial repairs and maintenance to conform to industry standards, including repairs made in connection with special surveys, which involve periodic, thorough inspections. These surveys are part of a certification process of classification societies, and a vessel must be certified as “in-class” to continue to trade. Insurance companies and customers rely to some degree on the survey and classification regime to provide reasonable assurance of a vessel’s seaworthiness. Because the cost of maintaining a vessel in-class rises substantially as the age of the vessel increases, vessel owners often conclude that it is more economical to scrap an older vessel than to upgrade it to maintain its in-class certification. In addition, the economics of operating older vessels are adversely affected by customer demand for the safety and reliability associated with more modern vessels, coupled with the higher charter rates and operating cost efficiencies that are typically available to newer vessels.

Types of Conventional Oil Tankers
      The world conventional oil tanker fleet is generally divided into the following types of tankers based on deadweight tonnes (dwt):

•	Ultra Large Crude Carriers of 320,000 dwt or more;

•	Very Large Crude Carriers of 200,000 to 320,000 dwt;

•	Suezmax tankers of 120,000 to 200,000 dwt;

•	Aframax tankers of 80,000 to 120,000 dwt; and

•	Smaller tankers (such as Panamax and Handysize) of less than 80,000 dwt.
      To benefit from economies of scale, tanker charterers transporting crude oil typically charter the largest tanker available in the market that is appropriate for the intended journey. Factors that charterers consider include the charterers’ preference to use larger tankers for longer-haul trades and smaller tankers for medium to short-haul trades, port and canal size restrictions and cargo sizes.
      Common routes for Aframaxes are Northwest Europe to the United Kingdom and other parts of Europe, cross-Mediterranean, Caribbean to the U.S. Gulf, and Indo Pacific to Japan.

Aframax-class Tankers
      Expected Lifespan. New Aframax tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. Approximately 78% of the current world conventional Aframax fleet is double-hulled.
      Aframax Fleet. As of November 2006, the world Aframax tanker fleet consisted of 729 vessels, of which 544 crude tankers and 139 coated tankers are termed as conventional tankers. As of November 2006, there were 211 conventional Aframax newbuildings on order for delivery through 2010. Delivery of a vessel typically occurs within three years after ordering.

Competition
      The world Aframax fleet primarily consists of captive fleets of major oil companies, including state-owned companies, and independent tanker fleets. Independent owners control the majority of the conventional Aframax fleet, with four major oil companies owning Aframax vessels. The following table shows the largest operators of conventional Aframax tankers as of November 2006, ranked by number of ships. These six Aframax operators control approximately 28% of the existing conventional Aframax fleet.
Major Aframax Conventional Tanker Operators(1)

Source: CRS, November 2006.

(1)	Conventional oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes, and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.

(2)	Data for Teekay Shipping Corporation includes OPCO’s Aframax tankers.

(3)	Aframax International operates a pool of tankers managed by OSG Corporation.
     Competition in the Aframax tanker market is affected by the availability and suitability of other size vessels that compete in the Aframax tanker market. Suezmax-size vessels and Panamax-size vessels can compete for some of the same charters for which Aframax tankers compete. Competition in this market is primarily based on: price; location (for single-voyage or short-term charters); the size, age, condition and acceptability of the vessel; oil tanker shipping experience and quality of ship operations; and the size of an operating fleet, with larger fleets allowing for greater vessel substitution, availability and customer service.
      Aframax tankers are particularly well-suited for short-haul and medium-haul crude oil routes.
      Because all of the vessels in OPCO’s conventional Aframax fleet are subject to long-term, fixed-rate charters, we do not expect to compete for deployment of the Aframax vessels until the first charter is scheduled to end in December 2011. The shuttle tankers in OPCO’s contract of affreightment fleet may operate in the conventional spot market during downtime/maintenance periods for oil field installations, which provides greater capacity utilization for the fleet.

Contract Structure
      Aframax voyages are predominantly conducted on short-term contracts or spot pricing. Spot charters involve the chartering of a specific vessel for one or a few voyages. Long-term charters of more than five years are not as common as short-term charters. OPCO’s fleet of conventional oil tankers has charters with remaining terms of 5 to 12 years.

BUSINESS
Overview
      We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed by Teekay Shipping Corporation (NYSE:TK), a leading provider of marine services to the global oil and natural gas industries, to further develop Teekay Shipping Corporation’s operations in the offshore market. The Teekay organization was founded in 1973. Teekay Shipping Corporation now controls a fleet of over 150 vessels, including owned, chartered-in and newbuilding vessels, and provides comprehensive marine transportation services to major energy customers.
      Upon the closing of this offering, Teekay Shipping Corporation will contribute to us an aggregate 26.0% interest in OPCO, including a 25.99% limited partner interest and a 0.01% general partner interest. OPCO owns Teekay Shipping Corporation’s shuttle tanker and floating storage and offtake (or FSO) operations, as well as a fleet of double-hull conventional oil tankers. We control OPCO through our ownership of its general partner. Teekay Shipping Corporation owns the remaining 74.0% limited partner interest in OPCO.
      OPCO’s fleet currently consists of:

•	Shuttle Tankers. OPCO is the world’s largest owner and operator of shuttle tankers, with a fleet consisting of 36 vessels, 24 of which are owned fully or jointly and 12 of which are chartered-in. All of the shuttle tankers operate under contracts of affreightment for various offshore oil fields or under fixed-rate time charter or bareboat charter contracts for specific oil field installations. The majority of the contract of affreightment volumes are life-of-field, which, according to data provided by Wood MacKenzie Ltd. (or WoodMac), have a weighted-average remaining life of 16 years. The time charter and bareboat charters have an average remaining contract term of approximately 6 years.

•	FSO Units. OPCO has a fleet of four FSO units. All of the FSO units operate under fixed-rate contracts, with an average remaining term of approximately 5 years.

•	Conventional Tankers. OPCO has a fleet of nine Aframax-class conventional crude oil tankers. The conventional tankers all have fixed-rate time charters with Teekay Shipping Corporation, with an average remaining term of approximately 8 years.
      In addition, Teekay Shipping Corporation has entered into an agreement with Petrojarl ASA, an independent operator in the FPSO sector, to form a joint venture company called Teekay Petrojarl Offshore through which the joint venture partners have agreed to exclusively pursue new opportunities involving FPSO and FSO units. Petrojarl ASA is one of the largest independent FPSO operators and deployed the first FPSO in the North Sea in 1986. Pursuant to an omnibus agreement we will enter into upon the closing of this offering, Teekay Shipping Corporation will offer to us its interest in certain future FPSO and FSO projects under the joint venture agreement. On October 18, 2006, Teekay Shipping Corporation completed a tender offer for the outstanding shares of Petrojarl ASA, resulting in Teekay Shipping Corporation owning a majority of, and having the ability to control, Petrojarl ASA.
      We will have the opportunity to directly acquire three vessels from Teekay Shipping Corporation by the end of the second quarter of 2008. Pursuant to the omnibus agreement, Teekay Shipping Corporation will also be obligated to offer to us two shuttle tankers, each currently undergoing conversion from conventional oil tankers, and one FSO unit currently being upgraded. The two shuttle tankers will operate under 13-year bareboat charters with Petrobras and the FSO unit will operate under a 7-year time charter with a consortium of oil companies. If we elect to acquire any of these vessels, the purchase price will be the vessel’s fair market value as agreed by Teekay Shipping Corporation and the conflicts committee of our general partner’s board of directors, plus the cost of converting or upgrading the vessel prior to delivery. Teekay Shipping Corporation will be obligated to offer to us under the omnibus agreement certain other shuttle tankers, FPSO and FSO units it may acquire in the future. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

      We expect to benefit from Teekay Shipping Corporation’s expertise, relationships and reputation to pursue significant growth opportunities in the offshore sector. This growth may come from the acquisition of additional vessels directly through wholly owned subsidiaries of Teekay Offshore Partners L.P., the purchase of additional limited partner interests in OPCO that Teekay Shipping Corporation may offer to us in the future, or both. We believe that conducting our operations through a publicly traded limited partnership will provide us access to the public equity and debt capital markets, an attractive cost of capital for expansion and acquisitions and an enhanced ability to use our equity securities as consideration in future acquisitions.
      On August 31, 2006, we were formed as a wholly owned subsidiary of Teekay Shipping Corporation. Upon the closing of this offering, Teekay Shipping Corporation will own a 63.0% limited partner interest in us and own and control our general partner.
Business Opportunities
      We believe the following industry dynamics create a favorable environment to expand our business:

•	Growing offshore oil production. According to Douglas-Westwood, offshore oil production is forecast to grow from approximately 33% of global oil production in 2005 to approximately 37% by 2015. Douglas-Westwood also forecasts that deepwater oil production will increase from approximately 3 million barrels per day in 2005 to over 8 million in 2015, and that approximately 25% of offshore oil will come from deep waters in 2015 compared to just 12% in 2005, and after 2010 all global offshore oil production growth will be from deep waters. We believe demand for shuttle tankers and FPSO units will increase from this forecasted growth in deepwater offshore oil production because production from deep waters and remote areas may be expensive or technically demanding to transport via pipeline. In addition, oil production from deep waters may be costly or not technically feasible for fixed production platforms, which creates opportunities for the deployment of floating production units.

•	Increased outsourcing of offshore services. We believe there is a growing trend among oil field operators to outsource to independent contractors offshore transportation, processing and storage functions. For instance, Teekay Shipping Corporation was chosen by Statoil ASA, Norway’s largest energy company, to purchase its shuttle tanker operation in 2003. In addition, according to International Maritime Associates, approximately 58% of the FPSO units installed since 2001 and approximately 67% of the FPSO units on order as of July 2006 are owned by independent FPSO contractors. We also believe there is a growing number of smaller oil companies entering the offshore sector, as oil demand and prices drive future exploration and production. Smaller oil companies generally outsource their offshore service requirements due to capital expenditure constraints and lack of in-house expertise. These smaller companies are primarily focused on marginal or remote projects that favor the employment of shuttle tankers, FSO units and FPSO units.

•	Customer demand for dependable and integrated solutions. Many new and existing offshore projects, particularly those located in deep waters or remote locations, require a combination of the types of offshore services OPCO provides. Moreover, the major oil companies are highly selective in their choice of contractors due to the high level of capital investment and the requirement for uninterrupted production from the oil fields. We believe we can bundle services and offer a reliable, integrated “one-stop-shop” solution for customers in the offshore sector.
Competitive Strengths
      We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	Leading position in the shuttle tanker sector. OPCO is the world’s largest owner and operator of shuttle tankers, as it owned or operated 36 of the 58 vessels in the world shuttle tanker fleet as at November 1, 2006. OPCO’s large fleet size ensures that it can provide comprehensive coverage of charterers’ requirements and provides opportunities to enhance the efficiency of operations and increase fleet utilization.

•	Offshore operational expertise and enhanced growth opportunities through our relationship with Teekay Shipping Corporation. Teekay Shipping Corporation has achieved a global brand name in the shipping industry and the offshore market, developed an extensive network of long-standing relationships with major energy companies and earned a reputation for reliability, safety and excellence. Some benefits we expect to receive due to our relationship with Teekay Shipping Corporation include:

•	access through services agreements to its comprehensive market intelligence and operational and technical sophistication gained from over 25 years of providing shuttle tanker services and FSO services to offshore energy customers. We believe this expertise will also assist us in successfully expanding into the FPSO sector through Teekay Shipping Corporation’s control of and joint venture with Petrojarl ASA and our rights to participate in certain FPSO projects under the omnibus agreement;

•	access to Teekay Shipping Corporation’s general commercial and financial core competencies, practices and systems, which we believe will enhance the efficiency and quality of operations;

•	enhanced growth opportunities and added competitiveness in bidding for transportation requirements for offshore projects and in attracting and retaining long-term contracts throughout the world; and

•	improved leverage with leading shipyards during periods of vessel production constraints, which are anticipated over the next few years, due to Teekay Shipping Corporation’s established relationships with these shipyards and the high number of newbuilding orders it places.

•	Cash flow stability from contracts with leading energy companies. We benefit from stability in cash flows due to the long-term, fixed-rate contracts underlying most of OPCO’s business. OPCO is able to secure long-term contracts because its services are an integrated part of offshore oil field projects and a critical part of the logistics chain of the fields. Due to the integrated nature of OPCO’s services, the high cost of field development and the need for uninterrupted oil production, contractual relationships with customers with respect to any given field typically last until the field is no longer producing.

•	Disciplined vessel acquisition strategy and successful project execution. OPCO’s fleet has been built through successful new project tenders and acquisitions, and this strategy has contributed significantly to its leading position in the shuttle tanker market. A significant portion of OPCO’s shuttle tanker fleet was established through the acquisition of Ugland Nordic Shipping AS in 2001 and Navion AS, Statoil ASA’s shipping subsidiary, in 2003. In addition, OPCO has increased the size of its fleet through customized shuttle tanker and FSO projects for major energy companies around the world.

•	Financial flexibility to pursue acquisitions and other expansion opportunities. We believe our financial flexibility will provide us with acquisition and expansion opportunities. In October 2006 OPCO amended an existing revolving credit facility and entered into another that provides it access to a total of approximately $1.6 billion for working capital and acquisition purposes, approximately $300 million of which we anticipate will be undrawn immediately after the closing of this offering.
Business Strategies
      Our primary business objective is to increase distributions per unit by executing the following strategies:

•	Expand global operations in high growth regions. As offshore exploration and production activity continues to accelerate worldwide, we will seek to continue to expand shuttle tanker and FSO unit operations into growing offshore markets such as Brazil and Australia. In addition, we intend to pursue opportunities in new markets such as Arctic Russia, Eastern Canada, the Gulf of Mexico, Asia and Africa.

•	Pursue opportunities in the FPSO sector. We believe that Teekay Shipping Corporation’s control of and joint venture with Petrojarl ASA will enable us to competitively pursue FPSO projects anywhere in the world by combining Petrojarl’s engineering and operational expertise with Teekay Shipping Corporation’s global marketing organization and extensive customer and shipyard relationships.

•	Acquire additional vessels on long-term fixed-rate contracts. We intend to continue acquiring shuttle tankers and FSO units with long-term contracts, rather than ordering vessels on a speculative basis, and we intend to follow this same practice in acquiring FPSO units. We believe this approach facilitates the financing of new vessels based on their anticipated future revenues and ensures that new vessels will be employed upon acquisition, which should stabilize cash flows. Additionally, we anticipate growing by acquiring additional limited partner interests in OPCO that Teekay Shipping Corporation may offer us in the future.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. Energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage OPCO’s and Teekay Shipping Corporation’s operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service by:

•	responsiveness, reliability, professionalism and integrity;

•	adoption of responsible environmental practices and strict adherence to environmental regulations;

•	dedication to safe operations; and

•	use of customer feedback and industry and internal performance measures to drive continuous improvements.

•	Manage the conventional tanker fleet to provide stable cash flows. The terms for OPCO’s existing long-term conventional tanker charters are 5 to 12 years. We believe the fixed-rate time charters for these tankers will provide stable cash flows during their terms and a source of funding for expanding offshore operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in order to maximize returns on the conventional fleet while managing residual risk.
Fleet
      OPCO’s fleet consists of 36 shuttle tankers, four FSO units and nine conventional crude oil tankers, as described below.

Shuttle Tankers
      OPCO owns and operates the world’s largest fleet of shuttle tankers. All the shuttle tankers in the fleet are double-hulled tankers equipped with DP systems. The fleet consists of 24 shuttle tankers that are owned fully or jointly and 12 shuttle tankers that are chartered-in. All of the shuttle tankers are subject to fixed-rate time charter or bareboat contracts for specific offshore oil fields or under fixed-rate contracts of affreightment for various fields, with payments under the contracts of affreightment based on the volume of oil transported. The majority of the contract of affreightment volumes are life-of-field, which, according to data provided by WoodMac, have a weighted-average remaining life of 16 years. The time charter and bareboat charters have an average remaining contract term of approximately 6 years. The fleet of owned shuttle tankers is of Norwegian and Bahamian registry, while the chartered-in fleet is of Norwegian, Bahamian and Isle of Man registry.

      The following tables provide additional information about our shuttle tankers as of November 1, 2006:

	Capacity			Positioning	Operating	Contract		Remaining
Vessel	(dwt)	Built	Ownership	System	Region	Type(1)	Charterer	Term

Navion Hispania	126,700	1999	100%	DP2	North Sea	CoA
Navion Oceania	126,300	1999	100%	DP2	North Sea	CoA
Navion Anglia	126,300	1999	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Navion Britannia(2)	124,200	1998	100%	DP2	North Sea	CoA
Navion Norvegia(2)	130,600	1995	100%	DP	North Sea	CoA	Statoil
Navion Europa(2)	130,300	1995	100%	DP	North Sea	CoA	Chevron
Navion Clipper	78,200	1993	100%	DP	North Sea	CoA	Marathon Oil
Navion Fennia(2)	95,200	1992	100%	DP	North Sea	CoA	Hess
			Chartered-in				ExxonMobil
Grena	148,000	2003	(until 2013)(3)	DP2	North Sea	CoA	Norsk Hydro
			Chartered-in				Eni	Majority
Bertora	100,300	2001	(until 2011)(3)	DP2	North Sea	CoA	Mongstad Terminal	of
			Chartered-in				Draugen Transport	volumes
Sallie Knutsen	153,600	1999	(until 2015)	DP2	North Sea	CoA	BP	are
			Chartered-in				ConocoPhillips	life-of-
Karen Knutsen	153,600	1999	(until 2013)	DP2	North Sea	CoA	Shell	field
			Chartered-in				Total Talisman
Elisabeth Knutsen	124,700	1997	(until 2007)	DP2	North Sea	CoA	DONG
			Chartered-in				Danoil
Gerd Knutsen	146,200	1996	(until 2008)	DP	North Sea	CoA	Denerco
			Chartered-in				Idemitsu
Aberdeen	87,000	1996	(until 2009)	DP	North Sea	CoA	RWE Dea
			Chartered-in				Lundin
Randgrid(2)	124,500	1995	(until 2014)(4)	DP	North Sea	CoA	DNO(6)
			Chartered-in
Tordis Knutsen	123,800	1993	(until 2007)	DP	North Sea	CoA
			Chartered-in
Vigdis Knutsen	123,400	1993	(until 2008)	DP	North Sea	CoA
			Lease
Navion Akarita	107,200	1991	(until 2012)(5)	DP	North Sea	CoA
			Chartered-in
Tove Knutsen(2)	106,300	1989	(until 2007)	DP2	North Sea	CoA
Stena Sirita	127,400	1999	50%(7)	DP2	North Sea	Time charter	ExxonMobil(8)	3 years
Nordic Marita	103,900	1999	100%	DP	Brazil	Time charter	Petrobras(8)	3 years
Stena Natalita	108,000	2001	50%(7)	DP2	North Sea	Time charter	ExxonMobil(8)	2 years
Stena Alexita	127,400	1998	50%(7)	DP2	North Sea	Time charter	ExxonMobil(8)	2 years
Navion Svenita	106,500	1997	100%	DP	Brazil	Time charter	Petrobras(8)	2 years
Nordic Savonita	108,100	1992	100%	DP	Brazil	Time charter	Petrobras(8)	2 years
Nordic Torinita	106,800	1992	100%	DP2	North Sea	Time charter	Knutsen(8)	2 years
Basker Spirit	97,000	1992	100%	DP	Australia	Time charter	Anzon(8)	2 years
Navion Stavanger	147,500	2003	100%	DP2	Brazil	Bareboat	Petrobras(9)	13 years
Nordic Spirit	151,300	2001	100%	DP	Brazil	Bareboat	Petrobras(9)	12 years
Stena Spirit	151,300	2001	50%(7)	DP	Brazil	Bareboat	Petrobras(9)	12 years
Nordic Brasilia	151,300	2004	100%	DP	Brazil	Bareboat	Petrobras(9)	11 years
Nordic Rio	151,300	2004	50%(7)	DP	Brazil	Bareboat	Petrobras(9)	11 years
Petroatlantic	92,900	2003	100%	DP2	North Sea	Bareboat	Petrojarl(9)	3 years
Petronordic	92,900	2002	100%	DP2	North Sea	Bareboat	Petrojarl(9)	3 years

Total capacity	4,386,700

(1)	“CoA” refers to contracts of affreightment.

(2)	The vessel is capable of loading from an STL buoy.

(3)	OPCO has options to extend the time charter or purchase the vessel.

(4)	The time charter period is linked to the term of the transportation service agreement for the Heidrun field on the Norwegian continental shelf, which term is in turn linked to the production level at the field.

(5)	OPCO has options to extend the bareboat lease.

(6)	Not all of the contracts of affreightment customers utilize every ship in the contract of affreightment fleet.

(7)	Owned through a 50% joint venture with Stena. The parties share in the profits and losses of the joint venture in proportion to each party’s relative capital contributions. Teekay Shipping Corporation subsidiaries provide operational services for these vessels.

(8)	Charterer has an option to extend the time charter or bareboat charter.

(9)	Charterer has the right to purchase the vessel at end of the bareboat charter.
     On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as “VOC.” To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, OPCO and Teekay Shipping Corporation have played an active role in establishing a unique co-operation (the VOC Industry Co-operation) among all the owners of offshore fields (approximately 26 oil companies) in the Norwegian sector. The purpose of the co-operation is to implement VOC recovery systems on selected shuttle tankers and to ensure a high degree of VOC recovery at a minimum cost followed by joint reporting to the authorities. Currently, there are 13 VOC plants installed aboard shuttle tankers operated or owned by OPCO. The oil companies have engaged OPCO to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

FSO Units
      OPCO has a fleet of four FSO units. All of the FSO units operate under fixed-rate time charters or bareboat charters. The average remaining contract term is approximately 5 years. Two of the FSO units are single-hulled and two are double-hulled. The FSO units are located in the North Sea, Australia and Thailand. The FSO units are of Bahamian, Australian and Liberian registry.
      The following table provides additional information about the FSO units as of November 1, 2006.

	Capacity			Field Name and			Remaining
Vessel	(dwt)	Built	Ownership	Location	Contract Type	Charterer	Term

Pattani Spirit	113,800	1988	100%	Platong, Thailand	Bareboat	Unocal	8 years
Apollo Spirit	126,900	1978	89%	Banff, UK	Time charter	Petrojarl	8 years(1)
Navion Saga(2)	149,000	1991	100%	Volve, Norway	Time charter	Statoil	3 years(3)
Karratha Spirit	106,600	1988	100%	Legendre, Australia	Time charter	Woodside	1 year(3)

Total capacity	496,300

(1)	Charterer is required to charter the vessel for as long as a specified FPSO unit, the Ramform Banff, produces the Banff field, which could extend to 2014 depending on the field operator.

(2)	This vessel will be in drydock for FSO conversion and will trade in the spot conventional market before the FSO time charter begins, which is scheduled for the second quarter of 2007.

(3)	Charterer has option to extend the time charter after the initial fixed period.

Conventional Tankers
      OPCO has a fleet of nine conventional Aframax-class oil tankers that have fixed-rate time charter contracts with Teekay Shipping Corporation with terms of approximately 5 to 12 years. The average term is approximately 8 years. All of these tankers have double hulls. Eight are of the Bahamian registry and one, the Scotia Spirit, is of Norwegian registry. In addition, the shuttle tankers in the contract of affreightment fleet may operate as Aframax-class and Suezmax-class tankers in the conventional spot market during downtime/maintenance periods for oil field installations, which provides greater capacity utilization for the fleet. The conventional Aframax-class tankers cannot operate as shuttle tankers.

      The following table provides additional information about the conventional tankers as of November 1, 2006.

	Capacity					Remaining
Vessel	(dwt)	Built	Ownership	Contract Type	Charterer	Term(1)

Kilimanjaro Spirit	115,000	2004	100%	Time charter	Teekay	12 years
Fuji Spirit	106,300	2003	100%	Time charter	Teekay	12 years
Hamane Spirit	105,200	1997	100%	Time charter	Teekay	9 years
Poul Spirit	105,300	1995	100%	Time charter	Teekay	8 years
Gotland Spirit	95,300	1995	100%	Time charter	Teekay	8 years
Torben Spirit	98,600	1994	100%	Time charter	Teekay	6 years
Scotia Spirit(2)	95,000	1992	100%	Time charter	Teekay	5 years
Leyte Spirit	98,700	1992	100%	Time charter	Teekay	5 years
Luzon Spirit	98,600	1992	100%	Time charter	Teekay	5 years

Total capacity	918,000

(1)	Charterer has options to extend each time charter on an annual basis for a total of five years after the initial term. Charterer also has the right to purchase the vessel beginning on the third anniversary of the contract at a specified price. Please read “— Vessel Contracts” below.

(2)	This vessel has been equipped with FSO equipment and OPCO can end the charter upon 30-days notice if it has arranged an FSO project for the vessel.
Customers
      OPCO provides marine transportation and storage services to energy and oil service companies or their affiliates. OPCO’s most important customer measured by annual voyage revenue and excluding Teekay Shipping Corporation is Statoil ASA, which is Norway’s largest energy company and one of the world’s largest producers of crude oil. Statoil created the shuttle tanker industry beginning in the late 1970s and developed the current operating model in the North Sea. Statoil chose Teekay Shipping Corporation to purchase its shuttle tanker operation in 2003, and Teekay Shipping Corporation and OPCO continue to have a close relationship with the company. Statoil is the operator for 24 oil and gas fields on the Norwegian continental shelf and accounts for approximately 60% of all Norwegian petroleum production. Statoil operates 23 seabed facilities and is a leader in sub-sea oil production. Statoil is represented in 33 countries and is engaged in oil exploration and production in 15 of these countries.
      Teekay Shipping Corporation and Statoil ASA accounted for approximately 27% and 26% respectively, of OPCO’s combined consolidated voyage revenues for the six months ended June 30, 2006, and accounted for approximately 31% and 23%, respectively, of 2005 combined consolidated voyage revenues and approximately 40% and 19%, respectively, of 2004 combined consolidated voyage revenues. No other customer accounted for 10% or more of combined consolidated voyage revenues during any of these periods.
Vessel Contracts
      OPCO generates revenues by charging customers for the transportation and storage of their crude oil using the vessels in its fleet. OPCO provides substantially all of these services under contracts of affreightment, time charters and, to a lesser extent, bareboat charters. OPCO also charters-in vessels to its fleet under time and bareboat charters. All of these contracts are described below.

Contracts of Affreightment
      Under a contract of affreightment, the shipowner commits to be available to transport the quantity of cargo requested by the customer from time to time over a specified trade route during a given period of time. Payments under the contracts are based on a daily rate or the volume of cargo transported. Contracts of affreightment typically specify a list of vessels, any of which is approved to provide services from time to time, and relate to production from a designated offshore oil field. As at November 1, 2006, OPCO had 34 contracts of affreightment covering approximately 36 offshore oil fields and provided services under these contracts with 21 shuttle tankers.
      Although the overall arrangement between OPCO and the customers are governed by contracts of affreightment, each voyage during the term of a contract of affreightment is governed by a standard form of single-voyage time-charter contract, the material terms of which are included in the description of time charters below. The following discussion describes material terms common to all of OPCO’s contracts of affreightment, as well as certain additional material terms that only apply to some contracts.
      Scope of Services. Under each contract of affreightment, OPCO has agreed to load crude oil at the designated offshore oil field, as and when requested by the customer, and then transport the oil to a discharge port designated by the customer that is within specified geographic areas. Most of the discharge ports for contracts of affreightment relating to the North Sea are along the northern and western coasts of Europe. In providing transportation services for a particular oil field, OPCO is required to use one or more of the shuttle tankers specified in the contract of affreightment, or replacement vessels meeting certain specifications. OPCO is obligated to transport in this manner as much crude oil as the customer requests it to load from the designated offshore oil field.
      OPCO has also entered into back-up contracts of affreightment with several offshore oil field operators who own shuttle tankers dedicated to those fields, in order to provide them certainty of transportation if their vessels are unavailable for service. The back-up agreements are otherwise subject to the same material terms as the other contracts of affreightment.
      Term. Most of the volume of oil transported by OPCO under contracts of affreightment is transported under contracts with a life-of-field term that remains in effect until production is terminated at the applicable field. OPCO’s other contracts of affreightment have fixed initial terms, typically in the range of 3 to 10 years, with options exercisable by the customer to extend the contract term. OPCO’s customers have typically extended or renewed contracts of affreightment that have fixed terms. Generally, either party may terminate a contract of affreightment for failure to perform, outbreaks of war or a continuing force majeure situation.
      Payments. Under each contract of affreightment, the customer pays a daily rate during use of the vessel to load, transport and discharge the oil. The customer also pays the cost of a notional return voyage from the discharge port back to the offshore oil field, resulting in a round trip fee regardless of where OPCO deploys the shuttle tanker after it has discharged its cargo. The daily rate is initially fixed under the contract of affreightment and then escalates in agreed amounts during the term of the contract of affreightment. In addition, the customer pays OPCO’s costs of bunker fuel consumed during the voyages and port fees and cargo loading and unloading expenses; OPCO is responsible for other voyage expenses and for vessel operating expenses. Payment is due from the customer after completion of each voyage, normally within six to thirty days. OPCO is subject to hourly late fees if its does not timely deliver a vessel to the designated offshore loading facilities.
      Contracts of affreightment covering two offshore oil fields have a different payment structure. Under the contract of affreightment for the Draugen field and the Harding field in the North Sea, the customer pays a rate based on each tonne of cargo transported, rather than a fixed daily rate. The revenue under this contract varies from voyage to voyage depending on the cargo size and the port at which the cargo is discharged. The contract includes a minimum cargo size and a maximum number of days allowed at field and in port before daily rates apply. Under OPCO’s contract of affreightment for the Heidrun field in the North Sea, the customer makes monthly payments in advance based on an annual estimated amount of cargo volumes, with a subsequent adjustment for the actual volumes transported during the month.

Time Charters and Bareboat Charters
      As of November 1, 2006, OPCO:

•	chartered-in to its fleet eleven shuttle tankers under time charters and one shuttle tanker under a bareboat charter, all for use in its contract of affreightment fleet; and

•	chartered to its customers eight shuttle tankers, three FSO units and nine conventional Aframax tankers under time charters and seven shuttle tankers and one FSO unit under bareboat charters.
      A time charter is a contract for the use of a specified vessel for a fixed period of time at a specified daily rate. Under OPCO’s time charters, the shipowner is responsible for providing crewing and other vessel operating services, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. A bareboat charter is a contract for the use of a specified vessel for a fixed period of time at a daily or annual rate. Under OPCO’s bareboat charters, the shipowner is not responsible for providing crewing or other operational services, while the customer is responsible for all vessel operating expenses and voyage expenses.
      Initial Term; Extensions. The initial term for a time charter or bareboat charter commences upon the vessel’s delivery to the customer. Most of OPCO’s time and bareboat charters include options, exercisable by the customer, to extend the charter’s term. Under the time charters, the customer may also extend the term for periods in which the vessel is off-hire, as described below. Customers under each of OPCO’s time and bareboat charters have rights to terminate the charter prior to expiration of the original or any extended term in specified circumstances.
      Hire Rate. “Hire” rate refers to the basic payment from the customer for the use of the vessel. Under the time charters, hire is payable monthly in advance, in U.S. Dollars or Norwegian Kroners, as specified in the charter. The hire rate may include two general components — a capital cost component and an operating expense component. The capital component relates to the financing obligations for the vessel’s purchase and typically is structured to meet the repayment schedule for the financing. The capital component may vary with interest rates. The operating component is intended to compensate for crewing and other vessel operating expenses and provide the shipowner a profit. The amount of the operating component is established between the parties at the beginning of the charter and typically increases annually based on changes in a specified cost-of-living index.
      Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.
      Under the bareboat charters, the hire rate only includes a capital cost-based component (that includes a profit margin), payable monthly in advance. The customer is also required to maintain minimum levels of insurance to cover both its and the shipowner’s interests in the vessel.
      Off-hire. Under OPCO’s time charters, when the vessel is “off-hire” — or not available for service — the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
      Ship Management and Maintenance. Under OPCO’s time charters, the owner is responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Subsidiaries of Teekay Shipping Corporation will provide these services to OPCO for all its vessels, except for its conventional Aframax tankers, pursuant to services agreements. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”
      Termination. Each of OPCO’s time and bareboat charters terminates automatically upon loss of the applicable vessel. In addition, the shipowner is generally entitled to suspend performance (but with the continuing accrual to its benefit of hire payments and default interest) and, under most of the time charters and bareboat charters, terminate the charter if the customer defaults in its payment obligations. Under most of the time charters and bareboat charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Under certain of the time and bareboat charters, the customer has an option to purchase the vessel after a specified period of time or at the conclusion of the charter. In each case, the purchase price and any adjustments to the purchase price are designated in the charter. For a description of the purchase options under the time charters for OPCO’s nine conventional Aframax tankers, please read “Certain Relationships and Related Party Transactions — Aframax Tanker Time-Charter Contracts With Teekay Shipping Corporation.”

VOC Agreements
      Currently there are 13 VOC plants installed aboard shuttle tankers operated or owned by OPCO in Norway. OPCO owns 11 of these plants and another plant that will be installed on a vessel in 2007. All 12 of OPCO’s VOC plants currently are leased to the VOC Industry Co-operation or directly to field operators. Please read “— Fleet — Shuttle Tankers” above for a description of the VOC plants. The agreements governing the installation, operation and maintenance of the equipment required to reduce VOC emissions are described below.
      VOC agreements are entered into between the VOC Industry Co-operation or relevant field operator and the provider of shuttle tanker transportation services (or transport provider), and provide that the transport provider is responsible for the installation, operation and maintenance of the VOC equipment for the duration of a related time charter or contract of affreightment. The transport provider retains ownership of the VOC equipment and is paid a monthly fee to cover financing of the equipment over the term of the time charter or contract of affreightment and all VOC equipment operation and maintenance expenses at cost or plus a margin. Either party may terminate the VOC agreement if the other causes an event of default.
      If the transport provider owns the vessel, it typically enters into a management services contract with another party who agrees to operate and maintain the VOC equipment in exchange for a management fee. If the transport provider does not own the vessel, in addition to entering into a management agreement relating to the VOC equipment, the transport provider also obtains the shipowner’s agreement to allow access to the vessel by appropriate parties to install, operate and maintain the VOC equipment. Either party to the management services contract may terminate the contract if the other causes an event of default. OPCO has entered into management services contracts with Teekay Marine Services AS, a subsidiary of Teekay Shipping Corporation, for its shuttle tankers on which VOC equipment has been installed.
Classification, Audits and Inspections
      All of OPCO’s shuttle tankers and conventional oil tankers have been certified as being “in-class” by their respective classification societies: American Bureau of Shipping Det Norske Veritas, Lloyd’s Register of Shipping or Nippon Kaiji Kyokai. Although FSO units and FPSO units generally are not classified by classification societies, each of OPCO’s FSO units has been inspected and certified as “in-class” by their respective classification societies. Every “in-class” vessel’s hull and machinery is “classed” by a classification society. The classification society certifies that the vessel has been built and is maintained in accordance with the rules of that classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory, although for some vessels this latter certification is obtained directly from the relevant flag state authorities. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fourth or fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel and resulting repairs. In-water surveys generally take vessels out of service for one day. Many of OPCO’s vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To qualify, the resiliency of the underwater coatings of each vessel was enhanced and the hull was marked to accommodate underwater inspections by divers.
      In addition to classification inspections:

•	The vessel’s flag state, or the vessel’s classification if nominated by the flag state, inspect the vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory.

•	Port state control authorities, such as the U.S. Coast Guard and Australian Maritime Safety Authority, inspect some of the vessels.

•	Many customers regularly inspect OPCO’s vessels as a precondition to chartering. Regular inspections are standard practice under long-term charters.
      In addition to third-party audits and inspections, the seafaring staff operating the vessels regularly inspect them and perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect the vessels at least twice a year for conformity with established criteria. Upon completion of each inspection, recommendations are made for improving the overall condition of the vessel and its maintenance, safety and crew welfare. All recommendations are monitored until they are completed.
      Objectives in inspecting a vessel are to:

•	ensure adherence to operating standards;

•	maintain the structural integrity of the vessel;

•	maintain machinery and equipment to give full reliability in service;

•	optimize performance in terms of speed and fuel consumption; and

•	ensure the vessel’s appearance will support the Teekay Shipping Corporation brand and meet customer expectations.
      To achieve the vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” developed by Teekay Shipping Corporation. This system is designed to monitor the condition of the vessels closely and to ensure that structural strength and integrity are maintained throughout a vessel’s life.
Safety, Management of Ship Operations and Administration
      Safety and environmental compliance are top operational priorities. The vessels are operated in a manner intended to protect the safety and health of employees, the general public and the environment. We actively manage the risks inherent in our and OPCO’s business and are committed to eliminating incidents that threaten safety and the integrity of the vessels, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions and waste generation.
      Key performance indicators facilitate regular monitoring of OPCO’s operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.
      Teekay Shipping Corporation, through certain of its subsidiaries, assists OPCO’s operating subsidiaries in managing their ship operations. Teekay Shipping Corporation has obtained through Det Norske Veritas, the Norwegian classification society, approval of its safety management system as in compliance with the

International Safety Management Code (or ISM Code), and this system has been implemented for our Bahamian-flagged and Norwegian-flagged vessels. As part of Teekay Shipping Corporation’s ISM Code compliance, all of the vessels’ safety management certificates are being maintained through ongoing internal audits performed by Teekay Shipping Corporation’s certified internal auditors and intermediate audits performed by Det Norske Veritas.
      Teekay Shipping Corporation provides, through certain of its subsidiaries, expertise in various functions critical to the operations of OPCO’s operating subsidiaries. This affords a safe, efficient and cost-effective operation and, pursuant to administrative services agreements with certain subsidiaries of Teekay Shipping Corporation, access to human resources, financial and other administrative functions. Critical ship management functions that certain subsidiaries of Teekay Shipping Corporation have agreed to provide to OPCO’s operating subsidiaries through Teekay Shipping Corporation’s Teekay Marine Services division located in various offices around the world include:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial management services.
      Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.” These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.
      Prior to this offering, OPCO generally fulfilled its own managerial, operational and administrative needs, but relied upon affiliates of Teekay Shipping Corporation to provide technical services. Following this offering, OPCO’s operating subsidiaries will provide technical and voyage management services for their conventional Aframax tankers, but rely on certain subsidiaries of Teekay Shipping Corporation for substantially all other services.
      In addition, Teekay Shipping Corporation’s day-to-day focus on cost control will be applied to OPCO’s operations. In 2003, Teekay Shipping Corporation and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through arrangements with Teekay Shipping Corporation, OPCO and we will benefit from this purchasing alliance.
      The generally uniform design of some of OPCO’s vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.
Crewing and Staff
      As of November 1, 2006, approximately 2,100 seagoing staff served on OPCO’s vessels and approximately 200 staff served on shore in technical, commercial and administrative roles in various countries. OPCO directly employs approximately 18% of the on-shore staff and employs no seagoing staff directly; instead certain subsidiaries of Teekay Shipping Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries. Likewise, certain subsidiaries of Teekay Shipping Corporation provide on-shore advisory, operational and administrative support to OPCO’s operating subsidiaries pursuant to service agreements. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”
      Teekay Shipping Corporation regards attracting and retaining motivated seagoing personnel as a top priority, and offers seafarers highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

      Teekay Shipping Corporation has entered into a Collective Bargaining Agreement with the Polish Seafarers’ Union and the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate OPCO’s Bahamian-flagged vessels. Substantially all officers and seamen for the Norway-flagged vessels are covered by a collective bargaining agreement with Norwegian unions (Norwegian Maritime Officers’ Association, Norwegian Union of Marine Engineers and the Norwegian Seafarers’ Union). We believe Teekay Shipping Corporation’s relationships with these labor unions are good.
      Teekay Shipping Corporation’s commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Shipping Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Shipping Corporation has relationships with training institutions in Australia, Canada, Croatia, India, Latvia, Norway, Philippines, South Africa and the United Kingdom. After receiving formal instruction at one of these institutions, cadet training continues on board vessels. Teekay Shipping Corporation also has a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.
Risk of Loss, Insurance and Risk Management
      The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs.
      OPCO carries “hull and machinery” and “protection and indemnity” insurance coverage to protect against most of the accident-related risks involved in the conduct of its business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current available amount of OPCO’s coverage for pollution is $1 billion per vessel per incident. OPCO also carries insurance policies covering war risks (including piracy and terrorism).
      Under bareboat charters, the customer is responsible to insure the vessel. We believe that current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of OPCO’s business and that it maintains appropriate levels of environmental damage and pollution coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we or OPCO will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Substantially all of OPCO’s vessels are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to OPCO’s off-hire experience. Please read “Risk Factors — Risks Inherent in Our Business — Insurance may be insufficient to cover losses that may occur to our or OPCO’s property or result from our or its operations.”
      We and OPCO will use in our operations Teekay Shipping Corporation’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We expect to benefit from Teekay Shipping Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us and OPCO in managing vessel operations.
      Teekay Shipping Corporation has achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.
Regulation

General
      Our business and the operation of OPCO’s vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which its vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of the vessels. Additional conventions, laws and regulations may be adopted that could limit our or OPCO’s ability to do business or increase the cost of doing business and that may materially adversely affect operations. OPCO is required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels OPCO owns will depend on a number of factors, we believe that we and OPCO will be able to continue to obtain all permits, licenses and certificates material to the conduct of operations.
      We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the oil tanker markets and will accelerate the scrapping of older vessels throughout these industries.

Regulation — International Maritime Organization (or IMO)
      IMO regulations include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (or the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (DP) systems, which apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.
      SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to OPCO’s operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations, may subject OPCO to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.
      The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in OPCO’s fleet currently is ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding upon delivery.
      ISPS was adopted in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in OPCO’s fleet currently complies with the requirements of ISPS and MTSA, and we expect all newbuildings to comply upon delivery.
      Under IMO regulations an oil tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.
      In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. All of OPCO’s shuttle and conventional oil tankers are double-hulled and were delivered after July 6, 1996, so those tankers will not be affected directly by these IMO regulations.

Shuttle Tanker, FSO Unit and FPSO Unit Regulation
      OPCO’s shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the IMO, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations of shuttle tankers, FSO units and FPSO units in those areas, including HSE in the UK and NPD in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit OPCO’s ability to do business or further increase the cost of doing business in the North Sea. In Brazil, Petrobras serves in a regulatory capacity and has adopted standards similar to those in the North Sea.

Environmental Regulations — The United States Oil Pollution Act of 1990 (or OPA 90)
      OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.
      Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.
      OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per tanker that is over 3,000 gross tons per incident, subject to adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each vessel pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our and OPCO’s business, financial condition and results of operations.
      Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls. All of OPCO’s existing shuttle tankers and conventional tankers are double-hulled.
      In December 1994, the U.S. Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the then existing OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA) liability limit of $300 per gross ton. The financial responsibility limits have not been increased to comport with the amended statutory limits of OPA. However, the Coast Guard has issued a notice of policy change indicating its intention to change the financial responsibility regulations accordingly. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.
      The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. The Coast Guard has indicated that it intends to propose a rule that would increase the required amount of such COFRs to $2,200 per gross ton to reflect the higher limits on liability imposed by OPA 90, as described above.
      The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. OPCO has complied with the Coast Guard regulations by obtaining financial guarantees from a third party. If other vessels in the fleet trade into the United States in the future, we expect that OPCO will obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance.
      OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. OPCO intends to comply with all applicable state regulations in the ports where its vessels call.

      Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.
      We have filed vessel response plans with the Coast Guard for the tankers we own and have received approval of such plans for all vessels in the fleet to operate in U.S. waters. In addition, OPCO conducts regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.
      OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state-specific COFR and vessel response plans.
      CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products should not be considered hazardous substances under CERCLA, but additives to oil might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.
      OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil aboard a vessel is an ultra-hazardous activity, which could result in strict liability for damages caused to injured parties even when neither we nor OPCO has acted negligently.

Environmental Regulation — Other Environmental Initiatives
      Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.5 million plus approximately $631 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $90 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
      In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants.
      The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the U.S. Environmental Protection Agency (or EPA) in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.
      Although the EPA may appeal this decision, if the exemption is repealed, we would be subject to the Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the costs of operating in the United States. For example, this ruling could: require the installation of equipment on our vessels to treat ballast water before it is discharged; require the implementation of other port facility disposal arrangements or procedures at potentially substantial cost; and/or otherwise restrict OPCO’s vessel traffic in U.S. waters.
      In Norway, the Norwegian Pollution Control Authority requires the installation of VOC equipment on most shuttle tankers serving the Norwegian continental shelf. Oil companies bear the cost to install and operate the VOC equipment onboard the shuttle tankers.
Properties
      Other than vessels, neither we nor OPCO has any material property.
Legal Proceedings
      From time to time OPCO has been, and we expect that in the future we and OPCO will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or OPCO.
Taxation of the Partnership

United States Taxation
      This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code) as in effect on the date of this prospectus, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.
      Election to be Taxed as a Corporation. We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

      Taxation of Operating Income. We expect that substantially all of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.
      Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) will be considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) will be considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.
      Based on our and OPCO’s current operations, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, certain of our activities could give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.
      The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch taxes or 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.
      A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it meets the following three requirements:

•	it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an Equivalent Exemption);

•	it satisfies one of the following three ownership tests (discussed in more detail below): (a) the more than 50.0% ownership test (or the Ownership Test); (b) the controlled foreign corporation test (or the CFC Test); or (c) the Publicly Traded Test (as described below); and

•	it meets certain substantiation, reporting, and other requirements.
      In order to satisfy the Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50.0% of the value of its stock is owned, directly or indirectly applying attribution rules, by Qualified Shareholders for at least half the number of days in the corporation’s taxable year. For this purpose, Qualified Shareholders are: (a) individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption; (b) foreign corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption; or (c) certain foreign governments, non profit organizations, and certain beneficiaries of foreign pension funds. U.S. individuals and U.S. domestic corporations are not Qualified Shareholders.
      A corporation claiming the Section 883 Exemption based on the Ownership Test must obtain statements from the holders relied upon to satisfy the Ownership Test, signed under penalty of perjury,

including the holder’s name, permanent address and country where the holder is fully liable to tax, if any, a description of the holder’s ownership interest in the non-U.S. corporation, including information regarding ownership in any intermediate entities, and certain other information. In addition, we would be required to file a U.S. federal income tax return and list on this return the name and address of each unitholder holding 5.0% or more of the value of our common units who is relied upon to meet the Ownership Test.
      The CFC Test requires that the non-U.S. corporation claiming the Section 883 Exemption be treated as a CFC for U.S. federal income tax purposes and a qualified U.S. person ownership test is met (for the definition of a CFC, please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Consequences of Possible Controlled Foreign Corporation Classification.”
      The Publicly Traded Test requires that one or more classes of equity representing more than 50.0% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of each class of equity that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Equity of a foreign corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50.0% of the combined vote and value of the foreign corporation are listed on such market and certain trading volume requirements are met. For this purpose, if one or more 5.0% unitholders (i.e., a unitholder holding, actually or constructively, at least 5.0% of the vote and value of a class of equity) own in the aggregate 50.0% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market.
      We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Ownership Test or we satisfy either the CFC Test or the Publicly Traded Test.
      We do not believe that we will meet the CFC Test, as we do not expect to be a CFC (please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Consequences of Possible Controlled Foreign Corporation Classification”), and we currently will not meet the Publicly Traded Test. Nonetheless, as of the date of this prospectus, we believe that we should satisfy the Ownership Test based upon the ownership immediately after the closing of this offering of more than 50.0% of the value of us by Teekay Shipping Corporation.
      Based on information provided by Teekay Shipping Corporation, Teekay Shipping Corporation is organized in the Republic of the Marshall Islands and meets the Publicly Traded Test under current law and under the Section 883 Regulations. For each year during which Teekay Shipping Corporation owns more than 50.0% of the value of us and satisfies the Publicly Traded Test, we will satisfy the Ownership Test and will qualify for the Section 883 Exemption, provided that Teekay Shipping Corporation provides properly completed ownership statements to us as required under the Section 883 Regulations and we satisfy certain substantiation and documentation requirements. As of the date hereof, Teekay Shipping Corporation has indicated its willingness to provide us with such ownership statements as long as it is a Qualified Shareholder. There is no assurance that Teekay Shipping Corporation will continue to satisfy the requirements for being a Qualified Shareholder of us (i.e., there is no assurance it will meet the Publicly Traded Test) or that it alone will own more than 50.0% of the value of our units. Should Teekay Shipping

Corporation own less than 50.0% of the value of our units, we expect that we would not be eligible to claim the Section 883 Exemption, and, therefore, we would be subject to either net basis and branch profits taxes or the 4.0% gross basis tax described below, thereby reducing the amount of cash available for distribution to unitholders. During the twelve months ended June 30, 2006, if we were not eligible to claim the Section 883 Exemption, we would have been subject to less than $1.0 million of taxes based on our U.S. Source International Transportation Income.
      The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.
      U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.
      Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0% branch profits tax imposed under Section 884 of the Code also would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.
      On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.
      The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

Marshall Islands Taxation
      In the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the law of the Republic of the Marshall Islands, because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by OPCO or other controlled affiliates to us will not be subject to Marshall Islands taxation.

Norway Taxation
      The following discussion is based upon the current tax laws of the Kingdom of Norway and regulations, the Norwegian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Norwegian income tax considerations applicable to us.

      Immediately following the closing of this offering, we will own approximately 26.0% of the partnership interests in OPCO. OPCO will own all of the share capital of a Marshall Islands subsidiary, Norsk Teekay Holdings Ltd. (or Holdco). Holdco will own all of the shares of a company in Luxembourg, Teekay European Holdings S.a.r.l. (or Luxco). Luxco will, in turn, own all of the share capital of a Dutch subsidiary, Teekay Netherlands European Holdings B.V. (or Dutchco). Dutchco will own all of the shares of Norsk Teekay AS.
      Norsk Teekay AS is the direct or indirect parent of various operating subsidiaries in Norway and Singapore, including Teekay Norway AS, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte. Ltd. (or TNOL). Norsk Teekay AS will be capitalized with equity from Dutchco and loans from Holdco.
      Norsk Teekay AS and all of its Norwegian subsidiaries are considered to be residents of Norway for Norwegian tax purposes. As such, these companies are subject to taxation in Norway on their income regardless of where the income is derived. The generally applicable Norwegian income tax rate is 28.0%.
      Taxation of Norwegian Subsidiaries Engaged in Business Activities. All of our Norwegian subsidiaries are subject to normal Norwegian taxation. Generally, a Norwegian resident company is taxed on its income realized for tax purposes. The starting point for calculating taxable income is the company’s income as shown on its annual accounts, calculated under generally accepted accounting principles and as adjusted for tax purposes. Gross income will include capital gains, interest, dividends from certain corporations and foreign exchange gains.
      The Norwegian companies also are taxed on any gains resulting from the sale of depreciable assets. The gain on these assets is taken into income for Norwegian tax purposes at a rate of 20.0% per year on a declining balance basis.
      Generally, a Norwegian resident corporation is allowed to deduct all of the expenses it incurs in a tax year to the extent the expenses are incurred to earn income. A Norwegian company is allowed to deduct depreciation expense on the assets that it uses in its business on a declining balance basis. Interest incurred on liabilities of the company is deductible. However, in the case of intercompany loans this is dependent on the terms (i.e. the interest rate and debt/equity ratio) being based on acceptable arms length principles.
      Norway does not allow consolidation of the income of companies in a corporate group for Norwegian tax purposes. However, a group of companies that is ultimately owned more than 90.0% by a single company can transfer its Norwegian taxable income to another Norwegian resident company in the group by making a transfer to the other company (this is referred to as making a “group contribution”). The ultimate parent in the corporate group can be a foreign company.
      Group contributions are deductible for the contributing company for tax purposes and are included in the taxable income of the receiving company in the income year in which the contribution is made. Group contributions are subject to the same rules as dividend distributions under the Norwegian Companies Act. In other words, group contributions are restricted to the amount that is available to distribute as dividends for corporate law purposes.
      The group contributions must be sanctioned by the contributing company’s Board of Directors and approved at the company’s General Meeting. Our Norwegian subsidiaries have made group contributions in the past. We intend to use the group contribution mechanism in the future to transfer taxable income in one company to other related Norwegian entities that have losses for Norwegian tax purposes.
      Our Norwegian subsidiaries incurred gains on the disposition of certain depreciable assets and other transactions prior to the acquisition of the subsidiaries by OPCO. The gain balances from these transactions must be included in the Norwegian taxable income of these subsidiaries on the basis of 20.0% of the remaining gain balance per year. The Norwegian companies also own ships used to transport crude oil and equipment to contain the release of volatile organic compounds from the loading of crude oil on the ships. The income generated from the operation of these assets is taxable in Norway.

      NOL’s subsidiary, TNOL, will own and operate a number of ships and will earn income from the operation and rental of these ships. TNOL will also undertake ship management activities on behalf of its related entities. However, the income from these activities is not expected to be significant.
      TNOL intends to distribute the cash generated from the operation of its ships to NOL and its other shareholders. As a result, we expect that NOL will earn significant dividend income from TNOL.
      Taxation of Controlled Foreign Corporations. Norwegian companies are also taxable on certain income earned by controlled foreign corporations (or CFCs) resident in low tax countries. A CFC for these purposes is a foreign resident company in which 50.0% or more of the shares or capital is owned or controlled by Norwegian resident companies or individuals, such as Navion Offshore Loading’s Singapore subsidiary, TNOL. Income earned by a CFC is directly included in the taxable income of its Norwegian parent. Norwegian CFC taxation is not imposed if the foreign company is resident in a low tax country with which Norway has concluded a tax treaty, unless the income that the foreign company earns is mainly of a passive nature. A country is a low tax country if the CFC’s income tax on profits is less than two-thirds of the Norwegian tax that would apply if the company were resident in Norway.
      Taxation of Foreign Companies and Permanent Establishments: Foreign registered companies are subject to Norwegian world wide taxation if the company’s place of effective management is situated in Norway (Norwegian resident companies). Furthermore, foreign registered companies, not resident in a country with which Norway has concluded a tax treaty, are taxable in Norway on business activities performed through a permanent establishment in Norway.
      Our Norwegian subsidiary Teekay Norway AS has entered into a management agreement with TNOL, under which Teekay Norway AS provides certain management services to TNOL. We intend to operate our non-Norwegian subsidiaries (including TNOL) and their business activities in a manner such that they should not be considered tax residents in Norway or to have a permanent establishment in Norway. Therefore, we believe that our non-Norwegian subsidiaries (including TNOL) will not be subject to Norwegian taxation.
      Taxation of Dividends. Generally, dividends received by a Norwegian resident company are exempt from Norwegian taxation. The exemption does not apply to dividends from companies resident outside the European Economic Area if (a) the country of residence is a low-tax country or (b) the ownership of shares in the distributing company is considered to be a “portfolio investment” (i.e. less than 10.0% share ownership or less than two years continuous ownership period). Dividends not exempt from Norwegian taxation are subject to the general 28.0% income tax rate when received by the Norwegian resident company. A low-tax country is defined in the same manner as for the CFC rules (as described above).
      It is expected that TNOL will not be subject to Singapore taxation in respect of income from the operating and rental of its ships because of certain tax exemptions in Singapore. Thus, Singapore will most likely be regarded as a low-tax country, as described above, and accordingly it is expected that dividends received by NOL from TNOL would be subject to Norwegian taxation pursuant to Norwegian domestic tax law. However, pursuant to the Norway-Singapore Income Tax Convention (the Singapore Treaty), dividends that a Norwegian company receives from a Singapore subsidiary are exempt from taxation in Norway as long as the income is not exempt from tax in Singapore for reasons that the income was not remitted to Singapore.
      We intend to operate TNOL in a manner such that it should be a tax resident of Singapore for purposes of the Singapore Treaty. We also intend to operate TNOL in a manner such that its income should not be considered to be mainly of a passive nature for the purposes of the Norwegian CFC rules. Therefore, we believe that the income earned by TNOL will not be subject to the Norwegian CFC rules (intended to tax Norwegian companies on passive income earned by its foreign subsidiaries as described above). Furthermore, we will also take the steps necessary to ensure that the income generated by TNOL will be considered to be remitted to Singapore. Consequently, we believe that NOL should not be subject to Norwegian tax on the dividend income that it receives from TNOL.

      As discussed above, various Norwegian subsidiaries will generate income from the operation of their assets that will be taxable in Norway. However, Norsk Teekay AS will generate interest deductions on its debt owed to Holdco and may therefore generate losses for Norwegian tax purposes (provided that the interest rate and the debt/equity ratio are based on arm’s-length principles, which we believe will be satisfied). We believe that by having the Norwegian subsidiaries that generate taxable income make group contributions to the extent other Norwegian subsidiaries have losses recognized for tax purposes (e.g. Norsk Teekay AS), the Norwegian subsidiaries will not be subject to a material amount of Norwegian income tax.
      Correction Income Tax. Our Norwegian subsidiaries may be subject to a tax, called correction income tax, on their dividend distributions. Norwegian correction tax is levied if a dividend distribution leads to the company’s balance sheet equity at year end being lower than the company’s paid-in share capital (including share premium), plus a calculated amount equal to 72.0% of the net positive temporary timing differences between the company’s book values and tax values.
      As a result, correction tax is effectively levied if dividend distributions result in the company’s financial statement equity for accounting purposes being reduced below its equity calculated for tax purposes (i.e. when dividends are paid out of accounting earnings that have not been subject to taxation in Norway). In addition to dividend distributions, correction tax may also be levied on the partial liquidation of the share capital of the company or if the company makes group contributions that are in excess of taxable income for the year.
      Taxation of Interest Paid by Norwegian Entities. Norway does not levy any tax or withholding tax on interest paid by a Norwegian resident company to a company that is not resident in Norway (provided that the interest rate and the debt/equity ratio are based on arm’s-length principles). Therefore, any interest paid by our Norwegian subsidiaries to companies that are not resident in Norway, such as interest paid by Norsk Teekay AS to Holdco, will not be subject to Norwegian withholding tax.
      Taxation on Distributions by Norwegian Entities. Norway levies a 25.0% withholding tax on non-residents of Norway that receive dividends from a Norwegian resident company. However, if the recipient of the dividend is resident in a country that has an income tax treaty with Norway or that is a member of the European Economic Area, the Norwegian withholding tax may be reduced or eliminated.
      As described above, Norsk Teekay AS is capitalized with equity from Dutchco, which owns 100.0% of the share capital of Norsk Teekay AS. According to Norwegian domestic tax law, Dutchco is exempt from Norwegian dividend withholding tax if Dutchco is a limited liability company resident for tax purposes within the European Economic Area. In addition, Dutchco will be protected from Norwegian dividend withholding tax under the Norway-Netherlands Income Tax Convention (or the Dutch Treaty) because it owns more than 25.0% of the share capital of Norsk Teekay AS. We intend to operate Dutchco in a manner such that it should be a tax resident of the Netherlands for purposes of the tax treaty concluded between Norway and the Netherlands.

Luxembourg Taxation
      The following discussion is based upon the current tax laws of Luxembourg and regulations, the Luxembourg tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Luxembourg income tax considerations applicable to us.
      As discussed above, immediately following the closing of this offering, we will own 26.0% of the partnership interests in OPCO, which will own all of the share capital of Holdco, a Marshall Islands subsidiary. Holdco will own all of the shares of Luxco, a Luxembourg company. Luxco will own all of the shares of a Netherlands company, Dutchco. Dutchco will own all of the shares of Norsk Teekay AS.
      Luxco will be primarily capitalized with a discounted loan from Holdco (the proceeds of which Luxco used to purchase shares in Norsk Teekay AS, which were immediately then contributed to Dutchco), which should be considered compliant with the Luxembourg thin capitalization threshold, and a fixed interest loan from OPCO. Its only significant assets will be shares of Dutchco and a fixed interest loan to NOL.
      Luxco will be considered a Luxembourg resident company subject to taxation in Luxembourg on its income regardless of where the income is derived. The generally applicable Luxembourg income tax rate is approximately 30%.
      Taxation of Interest Income. Luxco’s loans to NOL will generate interest income. However, this interest income will be substantially offset by interest expense on the loan made by OPCO to Luxco. Accordingly, at Luxco’s current level of indebtedness and provided that Luxco does not bear any foreign exchange risk, Luxco should earn a minimum level of net interest income equal to 0.09375% or less of the loan balance to NOL, an immaterial amount that will be subject to taxation in Luxembourg. The net interest income generated from the loans to NOL can also, to the extent the interest due on the discounted loan from Holdco exceeds any dividend income from Dutchco during the same year, be offset by interest expense on Luxco’s discounted loan payable to Holdco. The deduction of interest expense on the discounted loan is subject to recapture in the future, as discussed below.
      Taxation of Potential Foreign Currency Exchange Net Gain. Luxco holds its accounts in euro, while the loan to NOL is denominated in NOK. Regardless whether they are realized or unrealized, foreign currency exchange gains are fully taxable in Luxembourg to the extent they are reflected in the accounts (under Luxembourg GAAP). Foreign currency exchange losses are in principle deductible from the taxable base of Luxco under the same conditions. We intend to minimize such foreign exchange exposure by having the loan from OPCO also NOK denominated and with the exact same terms and conditions (same principal amount and same effective date and maturity save for a differential in the interest rates leading to the small net interest income noted above) as the loan to NOL. Accordingly, we believe that the foreign exchange net gain on the loan from OPCO and on the loan to NOL should be minimized in Luxembourg.
      Taxation of Interest Payments. Luxembourg does not levy a withholding tax on interest paid to non-residents of Luxembourg, such as Holdco and OPCO, unless the interest represents a right to participate in profits of the interest-paying entity and the debt has certain other characteristics or the interest payment relates to the portion of debt used to acquire share capital, and the debt exceeds a Luxembourg “thin capitalization” threshold, or the interest rate is not regarded to be at arm’s length. We believe that the interest paid by Luxco on the types of loans made to it by Holdco and OPCO will not represent a right to participate in its profits and will be consistent with Luxembourg transfer pricing rules. Furthermore, we plan to capitalize Luxco to meet the “thin capitalization” threshold. Accordingly, we believe that interest payments made by Luxco to Holdco and OPCO will not be subject to Luxembourg withholding tax.
      Taxation of Dividends and Capital Gains. Pursuant to Luxembourg law, dividends received by Luxco from Dutchco and capital gains realized on any disposal of Dutchco shares generally will be exempt from Luxembourg taxation if the following requirements are met:

•	Luxco is a capital company resident in Luxembourg and fully subject to tax in this country;

•	Luxco owns more than 10% of Dutchco, or alternatively, Luxco’s acquisition price for the shares of Dutchco equals or exceeds Euro 1.2 million for purposes of the dividend exemption or Euro 6.0 million for purposes of the capital gains exemption;

•	At the time of the dividend or disposal of shares, Luxco has owned the shares for at least 12 months (or, alternatively in the case of dividends, Luxco commits to hold the shares for at least 12 months and in the case of capital gains, Luxco commits to continue to hold at least 10% of the shares of Dutchco for at least 12 months); and

•	Dutchco is a resident of the Netherlands for Dutch tax purposes and is covered by the European Union Parent-Subsidiary Directive.

      Luxco meets the ownership threshold and has owned the shares in Dutchco for at least 12 months. In addition, assuming that Dutchco is a resident of the Netherlands for Dutch tax purposes and is fully subject to the Dutch general corporate tax regime (even if it has subsidiaries that may be subject to special shipping regimes), we believe that Dutchco is covered by the European Union Parent-Subsidiary Directive. Therefore, we believe that any dividend received on or any capital gain resulting from the disposition of the shares of Dutchco will be exempt from taxation in Luxembourg.
      Notwithstanding this exemption, Luxembourg law does not permit the deduction of interest expense on loans used to purchase shares eligible for the dividend and capital gain exemption noted above, to the extent of the dividend received. Similarly, capital gains, although generally eligible for the exemption discussed above, are subject to Luxembourg taxation to the extent of any such related interest expense that has been deducted from Luxco’s taxable income (such as the net interest income on loans to NOL), in the year of disposal and for any previous year the shares have been held.
      We intend to operate Luxco such that it will not dispose of its Dutchco shares. Accordingly, we believe that Luxco will not be subject to Luxembourg dividend or capital gains taxation, and, even if it were, it would only be affected to the extent of the recapture of interest deductions discussed above.
      Taxation of Luxco Dividends. Luxembourg levies a 20% withholding tax on dividends paid by a Luxembourg company to a non-EU resident, absent an Income Tax Treaty, which would apply to dividends paid by Luxco to Holdco. However, we currently do not expect to cause Luxco to pay dividends, but to distribute all of its available cash through the payment of interest and principal on its loans owing to Holdco and/or OPCO. In addition, under current Luxembourg tax rules, it is possible to releverage the Luxembourg operations with new debt, which would allow a new Luxco to continue to distribute all of its available cash through payments of interest and principal on the new debt.
      Net Wealth Tax. Luxembourg companies are also subject to a net wealth tax, which normally is based on the company’s net asset value. Capital stock held by a company that qualifies for the dividend and capital gains exemption discussed above are excluded from net asset value in calculating this tax. Liabilities related to shareholdings excluded from the net wealth tax are not deductible from other assets subject to the net wealth tax. Furthermore, cash amounts held on January 1 with respect to the payments of interest or dividends to Luxco are subject to the net wealth tax. The cash balance on the last closed financial statements is generally used to determine the cash amount. Because Dutchco shares and the discounted loan from Holdco should be excluded from the net asset value according to the above, and taking into account that the loan to NOL should be offset by corresponding loan from OPCO, Luxco should be required to pay a nominal amount of Luxembourg net wealth tax.

Netherlands Taxation
      The following discussion is based upon the current tax laws of the Kingdom of the Netherlands and regulations, the Dutch tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Dutch income tax considerations applicable to us.
      Dutchco will be capitalized solely with equity from Luxco. Its only significant asset will be the shares of Norsk Teekay AS, which is an intermediate holding company and is the direct or indirect parent of various operating subsidiaries in Norway and Singapore, including Teekay Norway AS, NOL and TNOL.
      Taxation of Dividends and Capital Gains. Pursuant to Dutch law, dividends received by Dutchco from Norsk Teekay AS and capital gains realized on any disposal of the shares of Norsk Teekay AS generally will be exempt from Dutch taxation (the participation exemption) if the following conditions are met:

•	Dutchco is a shareholder of at least 5.0% of the par value of the paid up share capital of Norsk Teekay AS;

•	Norsk Teekay AS is subject to Norwegian profits tax;

•	the shares are not held as stock in trade; and

•	the shares of Norsk Teekay AS are not held as a portfolio investment.
Since Norsk Teekay AS is an intermediate holding company that fulfills a key position between the activities of its parent companies and the activities of operational subsidiaries, the shares in Norsk Teekay AS are not deemed to be held as a portfolio investment. However, shares are deemed to be held as a portfolio investment if the subsidiary is mainly involved in passive group financing. If the activities of the subsidiaries of Dutchco consist mostly (more than 50.0%) of direct or indirect financing of related entities, or the financing of business assets of those entities, including providing for the use or right to use those assets, the shares of the subsidiaries will be considered a portfolio investment.
      Dutchco meets the ownership threshold, and we currently expect that Dutchco will maintain its 100.0% ownership interest in Norsk Teekay AS for the foreseeable future. In addition, assuming that Norsk Teekay AS is a resident of Norway for Norwegian tax purposes, we expect Norsk Teekay AS to be fully subject to the Norwegian general corporate tax regime. In addition, we expect that the shares of Norsk Teekay AS will not be held as stock in trade or as a portfolio investment. Therefore, we believe that any dividend received on or any capital gain resulting from the disposition of the shares of Norsk Teekay AS should be exempt from taxation in the Netherlands.
      Capital losses on a disposition of the shares of Norsk Teekay AS will not be tax deductible.
      Taxation of Dutchco Dividends. In general, the Netherlands levies a 25.0% withholding tax on dividends paid by a Dutch company. The withholding tax is reduced to zero if the dividend is paid by Dutchco to Luxco, if Luxco meets the conditions of the European Union Parent-Subsidiary Directive. The Directive requires that Luxco hold at least 10.0% of the shares of Dutchco for at least one year before the dividend distribution. Luxco has owned the Dutchco shares for at least 12 months. We currently expect that Luxco will maintain its 100.0% ownership interest in Dutchco for the foreseeable future. Therefore, we believe that Dutch withholding tax will not apply to dividends paid by Dutchco to Luxco. In addition, Luxco should not be liable to Dutch corporate income tax with regards to the dividends received.
      2007 Tax Reform in the Netherlands. On November 28, 2006, the Dutch parliament passed the Corporate Income Tax 2007 Bill, which will become effective on January 1, 2007. This new legislation will affect the participation exemption. Under the new law, the requirements for the participation exemption will become:

•	Dutchco must be a shareholder of at least 5.0% of the par value of the paid up share capital of Norsk Teekay AS; and

•	the shares in Norsk Teekay AS must not be considered a portfolio investment in a company that is not subject to an adequate profit tax.
      Whether or not a shareholder’s interest in a company is a “portfolio investment” would be determined by the consolidated assets of that company. If the consolidated assets are predominantly free portfolio investments or consist predominantly of assets used for group financing activities, the shares would in principle be considered a portfolio investment. Accordingly, the assessment of the activities of the subsidiaries (active or passive) would remain very significant. If the “activities test” were not met, the participation exemption would not apply to that entity, unless the profits of the entity were subjected to an adequate profit tax. The taxation would be considered adequate if the profits are taxed against an effective tax rate of at least 10.0% over a taxable base determined according to Dutch standards.

Singapore Taxation
      Taxation of Singapore Companies Operating Ships in International Traffic. Immediately after the offering, we will have a subsidiary that is incorporated and tax resident in Singapore for Singapore tax purposes, TNOL. We expect that TNOL will own and operate Singapore-registered ships as well as non-Singapore-registered ships. It will earn charter income from these ships which are expected to operate in international waters outside the limits of the port of Singapore.

      Taxation of Charter Income from Singapore-Registered Ships. Pursuant to Section 13A of the Singapore Income Tax Act, an owner or operator of a Singapore-registered seagoing ship is tax exempt on qualifying income derived from the operating or chartering of such ships in international waters outside the limits of the port of Singapore. Qualifying income, for this purpose, includes the following:

• freight income from the carriage of passengers, mails, livestock or goods;

• charter-hire income; and

• towage and salvage income.
      Taxation of Charter Income from Non-Singapore-Registered Ships. As TNOL expects to operate and charter out all of its Singapore-registered ships in international waters outside the limits of the port of Singapore, all of its income from the charter of its Singapore-registered ships should be exempt form Singapore tax under Section 13A of the Singapore Income Tax Act.
      In respect of the charter income that TNOL earns from its non-Singapore-registered ships, they are currently exempt from Singapore tax under a tax incentive being enjoyed by TNOL. TNOL was conferred the Singapore Approved International Shipping (or AIS) status with effect from January 1, 2005. The AIS status was granted for an initial period of 10 years subject to a review at the end of the fifth year to ensure that TNOL has complied with the qualifying conditions of the incentive. At the end of the first 10 years, TNOL can apply for a further 10-year extension of the incentive.
      Under Section 13F of the Singapore Income Tax Act and the terms of the AIS incentive approval letter from the Maritime Port Authority of Singapore (or MPA) dated January 26, 2006, the types of income that would qualify for tax exemption include:

• charter hire/freight income from the operation of non-Singapore-registered vessels outside the limits of the port of Singapore;

• dividends from approved shipping subsidiaries;

• gains from the disposition of non-Singapore-registered ships for a period of 5 years from January 1, 2004 to December 13, 2008; and

• foreign exchange, interest rate swaps and other derivative gains would be automatically regarded as tax exempt hedging gains for period of 5 years from January 1, 2004 to December 31, 2008.
      The AIS status awarded to TNOL is subject to TNOL meeting and continuing to meet the following conditions:

• be a tax resident in Singapore;

• own and operate a significant fleet of ships;

• implement the business plan agreed with the MPA at the time of application of the incentive or such other modified plans as approved by the MPA;

• the company’s shipping operations should be controlled and managed in Singapore;

• incur directly attributable business spending in Singapore at an average of S$4 million a year or S$20 million over a 5 year period;

• support and make significant use of Singapore’s trade infrastructure, such as banking, financial, business training, arbitration, and other ancillary services;

• all ships chartered-in must be conducted on an arm’s-length basis;

• inform the MPA of any changes to its Group shareholdings and operations;

• keep proper books and records and submit annual audited accounts to the MPA, together with an annual audited statement comparing the actual total business spending in Singapore against the projected amount within 3 months of their completion; and

• disclose such information to and permit such inspection of its premises by the Singapore Government, as required.
      TNOL intends to operate such that substantially all of its charter income will be exempt from Singapore tax under the AIS incentive. It also intends to operate and charter out all of its non-Singapore-registered ships in international waters outside the limits of the port of Singapore. On this basis, it expects that all of its income from the charter of its non-Singapore-registered ships should be exempt from Singapore tax under Section 13F of the Singapore Income Tax Act.
      Taxation of Investment Income. Any investment income earned by TNOL would be subject to the normal corporate tax rules. With respect to the interest income earned from deposits placed outside Singapore, the interest will be taxable in Singapore at the prevailing corporate tax rate (currently 20.0%) when received or deemed received in Singapore.
      Taxation of Ship Management Income. In addition to the above, since October 2006 TNOL has provided ship management services to related and third party companies. Income from such activities does not qualify for exemption under the AIS incentive. Accordingly, the income derived from these activities will be subject to tax at the prevailing corporate tax rate of 20.0%.

Australian Taxation
      The following discussion is based upon the current tax laws of Australia and regulations, the Australian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all Australian income tax considerations applicable to us. This discussion only considers Australia income tax.
      OPCO will be treated as a company for Australian tax purposes. OPCO will be the beneficiary of a trust, not tax resident in Australia (or the non-resident trust) which will own and operate the Karratha Spirit vessel in Australian waters.
      As a beneficiary of the non-resident trust, OPCO will be subject to Australian tax on the taxable income of the trust derived from Australian sources. Since the trust will only be operating one asset, the Karratha Spirit, it is expected that all taxable income of the trust would have an Australian source.
      Since, however, OPCO is not a resident of Australia, the trustee of the non-resident trust will be required to pay the Australian tax due, on behalf of OPCO (the non-resident beneficiary). This will be at 30.0% of the taxable income of the non-resident trust.
      OPCO will be required to file an Australian tax return disclosing the taxable income related to the trust and will receive a credit for the tax paid by the trustee. Hence, no further Australian income tax should be due by OPCO. Generally, a non-resident trust will be taxable on its income attributable to its operations in Australia calculated under generally accepted accounting principles, as adjusted for tax purposes. Gross income will include capital gains, interest and realized foreign exchange gains and losses. Non-resident trusts are subject to capital gains on the disposition of different classes of assets, including those which are used to carry on a business in Australia, and land and buildings situated in Australia. Capital gains can be offset by any capital losses incurred in the current year, in addition to any carried forward capital losses. Net capital gains generated by a non-resident trust are taxed at the general corporate rate of 30.0%.
      Generally, a non-resident trust is allowed to deduct the expenses it incurs in a taxation year, to the extent the expenses are incurred to earn the Australian sourced income. It is intended that the Australian operations of the non-resident trust will be partly financed by debt. As such, to the extent the interest expense is allocable to the Australian sourced income it should generate interest deductions, subject to thin capitalization restrictions.
      Thin capitalization measures apply which limit the deductibility of interest expenditure incurred by non-resident trusts carrying on a business in Australia. The measures apply to the total debt of the Australian operations of multinational groups such that interest deductions are denied to the extent that borrowings exceed a safe harbor ratio or, alternatively, an arm’s length debt amount (as so calculated under the provisions of the Australian income tax legislation). Broadly, the safe harbor maximum amount of Australian debt for the Australian operations of a non-resident trust is 75.0% of the accounting book value of the assets of the Australian operation after being reduced by non-debt liabilities (calculated on an average basis).
      Taxation of Interest Paid in Respect of the Australian Operations. Australia levies withholding tax on interest paid to a non-resident where the interest relates to Australian operations. Therefore, any interest paid to non-residents will be subject to Australian withholding tax. Withholding tax is levied on payments of interest made to non residents, regardless of whether the interest deduction is allowed pursuant to other provisions of the Australian tax legislation. The withholding tax rate on interest is generally 10.0%, with the exception of certain interest payments to U.S. and U.K. resident financial institutions, whereby the rate is reduced to 0.0%.

MANAGEMENT
Management of Teekay Offshore Partners L.P.
      Teekay Offshore GP L.L.C., our general partner, will manage our operations and activities. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.
      Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are non-recourse to it.
      At least three members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. Our initial conflicts committee will be comprised of the members of our audit committee and will be appointed prior to the closing of this offering. For additional information about the conflicts committee, please read “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.”
      In addition, our general partner will have an audit committee of at least three independent directors. The audit committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. Our general partner will also have a corporate governance committee, which will oversee corporate governance matters, director compensation and the compensation plan described below.
      The New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/corporate governance committee. However, we intend to establish and maintain a corporate governance committee, as discussed above.
      The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our controlled affiliates, including OPCO. Employees of certain subsidiaries of Teekay Shipping Corporation will provide assistance to us and OPCO (and, we expect, subsidiaries through which we intend to conduct additional operations in the future) pursuant to services agreements. Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”
      The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, will allocate his time between managing our business and affairs and the business and affairs of Teekay Shipping Corporation, Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., and Teekay Offshore GP L.L.C., our general partner. Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation and the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. and of Teekay Offshore GP L.L.C. The amount of time Mr. Evensen will allocate among our business and the businesses of Teekay Shipping Corporation and Teekay GP L.L.C. will vary from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. Mr. Evensen will devote sufficient time to our business and affairs as is necessary for their proper conduct.

      Teekay Offshore Operating GP L.L.C., the general partner of OPCO, will manage OPCO’s operations and activities. The board of directors of Teekay Offshore GP L.L.C., our general partner, has the authority to appoint and elect the directors of Teekay Offshore Operating GP L.L.C., who in turn appoint the officers of Teekay Offshore Operating GP L.L.C. Some of the directors and officers of our general partner will also serve as directors or executive officers of OPCO’s general partner. Any amendment to OPCO’s partnership agreement or to the limited liability company agreement of OPCO’s general partner must be approved by the conflicts committee of the board of directors of our general partner, Teekay Offshore GP L.L.C. Other actions affecting OPCO, including, among other things, the amount of its cash reserves, must be approved by our general partner’s board of directors on our behalf. Please read “Certain Relationships and Related Party Transactions — OPCO Partnership Agreement and Teekay Offshore Operating GP L.L.C. Limited Liability Company Agreement.”
      Officers of our general partner and those individuals providing services to us, OPCO or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Shipping Corporation or its affiliates. Our general partner intends to seek to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.
      Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and our general partner is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Examples include the exercise of its call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by Teekay Shipping Corporation.
Directors and Executive Officers of Teekay Offshore GP L.L.C.
      The following table provides information about the directors and executive officers of our general partner, Teekay Offshore GP L.L.C. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o Bayside House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas. Ages of the directors are as of November 1, 2006.

Name	Age	Position

C. Sean Day	57	Chairman
Bjorn Moller	49	Vice Chairman
Peter Evensen	48	Chief Executive Officer, Chief Financial Officer and Director
David L. Lemmon	64	Director*
Carl Mikael L.L. von Mentzer	62	Director*
John J. Peacock	63	Director*

*	To be appointed to the board of directors prior to the closing of this offering.
      Certain biographical information about each of these individuals is set forth below.
      C. Sean Day has served as Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Day has served as Chairman of Teekay Shipping Corporation’s board of directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day also serves as the Chairman of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., and of Compass Diversified Trust, an affiliate of Teekay Shipping Corporation.
      Bjorn Moller has served as the Vice Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Moller is the President and Chief Executive Officer of Teekay Shipping Corporation and has held those positions since April 1998. Mr. Moller has over 20 years’ experience in the shipping industry and has served in senior management positions with Teekay Shipping Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Shipping Corporation’s global chartering operations and business development activities. Mr. Moller has also served as the Vice Chairman and as a director of Teekay GP L.L.C. since it was formed in November 2004.
      Peter Evensen has served as the Chief Executive Officer and Chief Financial Officer and as a Director of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Evensen is also the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation. He joined Teekay Shipping Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation from February 2004 until he was appointed to his current role in November 2006. Mr. Evensen has also served as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a director of Teekay GP L.L.C. since January 2005. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay Shipping Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
      David L. Lemmon has agreed to join the board of directors of Teekay Offshore GP L.L.C. prior to the closing of this offering. Mr. Lemmon currently serves on the board of directors of Kirby Corporation, a position he has held since April 2006. Mr. Lemmon was President and Chief Executive Officer of Colonial Pipeline Company from 1997 until his retirement from that company in March 2006.
      Carl Mikael L.L. von Mentzer has agreed to join the board of directors of Teekay Offshore GP L.L.C. prior to the closing of this offering. Mr. von Mentzer has over 30 years’ experience in the shipbuilding and offshore oil industries. Since 1998, Mr. von Mentzer has served as a non-executive director of Concordia Maritime AB in Gothenburg, Sweden and since 2002 has served as its Deputy Chairman of its board of directors. Prior to this, Mr. von Mentzer served in executive positions with various shipping and offshore oil companies, including Gotaverken Ardenal AB and Safe Partners AB in Gothenburg, Sweden and OAG Ltd. in Aberdeen, Scotland. He has also previously served as a non-executive director for Northern Offshore Ltd., in Oslo, Norway, and GVA Consultants in Gothenburg, Sweden.
      John J. Peacock has agreed to join the Board of Directors of Teekay Offshore GP L.L.C. prior to the closing of this offering. Mr. Peacock is currently the President and Chief Operating Officer of Fednav International Ltd., positions he has held since 1998. He also serves as Executive Vice-President and director of Fednav Limited. Mr. Peacock joined Fednav Limited in 1979 as its Treasurer, and in 1984 became Vice-President, Finance and a director of the Fednav Group of companies, a Canadian ocean-going dry-bulk shipowning and chartering group. Mr. Peacock has over 40 years’ accounting experience. Prior to joining the Fednav Group, he was a partner with Clarkson Gordon (now Ernst & Young) in Montreal, Canada. Mr. Peacock also currently serves as a director of Oceanex Inc.

Directors and Executive Officers of Teekay Offshore Operating GP L.L.C.
      The following table provides information about the directors and executive officers of Teekay Offshore Operating GP L.L.C., the general partner of OPCO. Directors are appointed for one-year terms. The business address of each director and executive officer of Teekay Offshore Operating GP L.L.C. listed below is c/o Bayside House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas. Ages of the directors are as of November 1, 2006.

Name	Age	Position

C. Sean Day	57	Chairman
Bjorn Moller	49	Vice Chairman
Peter Evensen	48	Chief Executive Officer, Chief Financial Officer and Director
      As described above, the directors and executive officers of Teekay Offshore Operating GP L.L.C. also serve as directors or executive officers of Teekay Offshore GP L.L.C. The business experience of these individuals is included above.
Reimbursement of Expenses of Our General Partner
      Our general partner will not receive any management fee or other compensation for managing us. Our general partner and its other affiliates will be reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner.
Executive Compensation
      We and our general partner were formed in August 2006. OPCO’s general partner was formed in September 2006. Neither our general partner nor OPCO’s general partner has paid any compensation to its directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to this offering. Because the Chief Executive Officer and Chief Financial Officer of our general partner and of OPCO’s general partner, Peter Evensen, is an employee of Teekay Shipping Corporation, his compensation (other than any awards under the long-term incentive plan described below and the 2005 long-term incentive plan of Teekay LNG Partners, L.P.) is set and paid by Teekay Shipping Corporation, and we will reimburse Teekay Shipping Corporation for time he spends on our partnership matters. The corporate governance committee of the board of directors of OPCO’s general partner will establish the compensation for any key employees of OPCO. Officers and employees of our general partner, OPCO’s general partner or their respective affiliates may participate in employee benefit plans and arrangements sponsored by Teekay Shipping Corporation, our general partner or their affiliates, including plans that may be established in the future.
Compensation of Directors
      Officers of our general partner or Teekay Shipping Corporation who also serve as directors of our general partner or OPCO’s general partner will not receive additional compensation for their service as directors. Our general partner anticipates that each non-management director will receive compensation for attending meetings of the board of directors, as well as committee meetings. We expect non-management directors will receive a director fee of $30,000 per year and 700 common units subject to vesting over a three-year period. We intend to grant the common units to the non-management directors upon the closing of this offering. The Chairman is expected to receive an additional fee of $85,000, members of the audit and conflicts committees each will receive a committee fee of $5,000 per year, and the chairs of the audit committee and the conflicts committee are expected to each receive an additional fee of $5,000 for serving in that role. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

2006 Long-Term Incentive Plan
      Prior to the closing of this offering, our general partner intends to adopt the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards.
      Administration. The plan will be administered by the corporate governance committee of the board of directors of our general partner. To the extent permitted by law, the corporate governance committee may delegate any or all of its powers and duties under the plan to the chief executive officer of our general partner, subject to any limitations imposed by the corporate governance committee and certain other limitations imposed by the plan. The corporate governance committee will have the authority to, among other things, designate participants under the plan, determine the type or types of awards to be granted to a participant, determine the number of common units to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the plan.
      Number of Common Units. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of common units available for delivery pursuant to awards granted under the plan is 1,000,000. There is no limit on the number of awards that may be granted and paid in cash. If any award is forfeited or otherwise terminates or is cancelled without delivery of common units, those units will again by available for grant under the plan. Common units delivered under the plan will consist of units acquired by our general partner on the open market, from us or from any other person or entity.
      Restricted Units and Phantom Units. A restricted unit is a common unit subject to forfeiture prior to the vesting of the award. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the corporate governance committee, cash equivalent to the value of a common unit. The corporate governance committee may determine to make grants under the plan of restricted units and phantom units to plan participants containing such terms as the corporate governance committee may determine. The corporate governance committee will determine the period over which restricted units and phantom units granted to plan participants will vest. The committee may base its determination upon the achievement of specified performance goals. The corporate governance committee, in its discretion, may provide tandem vesting with respect to distributions on restricted units and may grant tandem distribution equivalent rights with respect to phantom units.
      Unit Options and Unit Appreciation Rights. The plan will permit the grant of options covering common units and the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the base price established for the unit appreciation right. Such excess may be paid in common units, cash, or a combination thereof, as determined by the corporate governance committee in its discretion. The corporate governance committee will be able to make grants of unit options and unit appreciation rights under the plan to employees, consultants and directors containing such terms as the committee may determine. Unit options and unit appreciation rights may have an exercise price or base price that is no less than the fair market value of the common units on the date of grant. In general, unit options and unit appreciation rights granted will become exercisable over a period determined by the corporate governance committee.
      Other Unit or Cash-Based Awards. Subject to the terms of the plan and such other terms and conditions as the corporate governance committee deems appropriate, the corporate governance committee may grant other incentives payable in cash or in common units under the plan.
      Vesting, Exercisability and Payment of Options. Unless otherwise provided in the instrument evidencing an option, (a) in the event of a participant’s termination of service for any reason other than cause, death, disability or retirement, the participant may exercise any vested options for a period of three months from the date of such termination, (b) in the event of a participant’s termination of service due to retirement or disability, the participant may exercise any vested options for a period of five years from the date of such termination and (c) in the event of a participant’s termination of service due to death, the participant’s beneficiary may exercise any vested options for a period of two years from the date of such termination. In the event a participant dies after termination of service but while the option is otherwise exercisable, the participant’s beneficiary may exercise vested stock options for a period of two years from the date of death, unless the corporate governance committee determines otherwise. If a participant is terminated for cause, his or her option will automatically expire, unless the corporate governance committee determines otherwise. In no event may an option be exercised after the expiration of the term provided in the instrument evidencing the option.
      Change of Control. Unless otherwise provided in the instrument evidencing the award, in the event of a change of control of Teekay Offshore Partners L.P., our general partner or Teekay Shipping Corporation, all outstanding awards will become fully and immediately exercisable and all applicable deferral and restriction limitations will lapse, unless the awards are converted, assumed or replaced by the successor company. Notwithstanding the foregoing, with respect to options and unit appreciation rights, the corporate governance committee may instead provide for the cash-out of such awards in connection with the change of control transaction. Also notwithstanding the foregoing, if so determined by the corporate governance committee, during the 60-day period from and after the change of control transaction, a participant holding an option or unit appreciation right will have the right to elect to surrender all or part of the option or unit appreciation right in exchange for a cash payment. If following a change of control transaction, a participant’s service is terminated for cause or good reason within 24 months of the transaction, any awards held by that participant that remain unvested will become fully and immediately exercisable, all applicable deferral and restriction limitations will lapse and an award that is an option or unit appreciation right will remain exercisable until the later of five years after the date of termination and the date the award would have expired by its terms if the participant’s service had not terminated.
      Term, Termination and Amendment of Plan. Our general partner’s board of directors, or its corporate governance committee, in its discretion may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. Our general partner’s board of directors, or its corporate governance committee, also has the right to alter or amend the plan or any part of the plan from time to time, including increasing the number of common units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth the beneficial ownership of units of Teekay Offshore Partners L.P. that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5.0% or more of the units and by all directors (including the three independent directors to be appointed prior to the closing of this offering) and officers of our general partner as a group. The table does not reflect any common units that may be purchased in the offering through the directed unit program.

Percentage of
		Percentage of		Percentage of	Total Common
	Common	Common	Subordinated	Subordinated	and Subordinated
	Units to be	Units to be	Units to be	Units to be	Units to be
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Owned

Teekay Shipping Corporation(1)(2)	2,800,000	28.6%	9,800,000	100.0%	64.3%
All directors and officers as a group (6 persons)(3)	*	*	—	—	*

*	Less than 1.0%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

(2)	If the underwriters exercise the over-allotment option in full, Teekay Shipping Corporation’s percentage of common units to be beneficially owned will decrease to 17.9% and its percentage of total common and subordinated units to be beneficially owned will decrease to 58.9%.

(3)	Excludes units owned by Teekay Shipping Corporation, on the board of which serve the directors of our general partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Shipping Corporation’s President and Chief Executive Officer, and Peter Evensen, our general partner’s Chief Executive Officer and Chief Financial Officer and a Director, is Teekay Shipping Corporation’s Executive Vice President and Chief Strategy Officer. Please read “Certain Relationships and Related Party Transactions — Directors and Officers of Our General Partner.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      After this offering, Teekay Shipping Corporation, the owner of our general partner, will own 2,800,000 common units and 9,800,000 subordinated units, representing a 63.0% limited partner interest in us (57.8% if the underwriters exercise their over-allotment option in full). In addition, our general partner will own a 2.0% general partner interest in us and all of the incentive distribution rights.
Distributions and Payments to Our General Partner and its Affiliates
      The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arms’-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for the contribution to us of a 26.0% interest in OPCO (consisting of the 0.01% general partner interest and a 25.99% limited partner interest), such contribution to occur at or prior to the closing of this offering	• 2,800,000 common units; • 9,800,000 subordinated units;

• 2.0% general partner interest in us;

• the incentive distribution rights; and

• the net proceeds from this offering, as described in “Use of Proceeds.”

Please read “Summary — The Transactions” for further information about our formation and assets contributed to us in connection with the closing of this offering.

The common units and subordinated units owned by Teekay Shipping Corporation represent a 63.0% limited partner interest in us, which gives it the ability to control the outcome of unitholder votes on certain matters. For more information, please read “The Partnership Agreement — Voting Rights” and “— Amendment of the Partnership Agreement.”

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98.0% to unitholders (including Teekay Shipping Corporation, the owner of our general partner and the holder of 2,800,000 common units and 9,800,000 subordinated units) and the remaining 2.0% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50.0%

(including distributions on the 2.0% general partner interest) of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights.” Please read “How We Make Cash Distributions — Incentive Distribution Rights” for more information about the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, our general partner would receive an annual distribution of approximately $0.6 million on its 2.0% general partner interest and Teekay Shipping Corporation would receive an annual distribution of approximately $18.2 million on its common units and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for the management of our partnership. Our general partner and its affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we and OPCO will (and any of our future operating subsidiaries may) pay fees to certain subsidiaries of Teekay Shipping Corporation for administrative services and OPCO’s operating subsidiaries will pay fees to certain subsidiaries of Teekay Shipping Corporation for strategic consulting, advisory, ship management, technical and administrative services. Please read “— Omnibus Agreement” and “— Advisory and Administrative Services Agreements” below.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in “The Partnership Agreement — Liquidation and Distribution of Proceeds.”
Agreements Governing the Transactions
      We have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation and this offering, including our acquisition of interests in OPCO, the vesting of assets in, and the assumption of liabilities by, us and OPCO and the application of the proceeds of this offering. These agreements will not be the result of arms’-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to us as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.
Omnibus Agreement
      At the closing of this offering, we will enter into an omnibus agreement with our general partner, Teekay Shipping Corporation and Teekay LNG Partners L.P. and its general partner, Teekay GP L.L.C. The following discussion describes provisions of the omnibus agreement.

Noncompetition
      Under the omnibus agreement, each of Teekay Shipping Corporation and Teekay LNG Partners L.P. will agree, and will cause their respective controlled affiliates other than us to agree, not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively offshore vessels). This restriction will not apply to any tankers that Teekay LNG Partners L.P. currently owns, operates or maintains that may be subsequently converted to offshore vessels. The restriction will also not prevent Teekay Shipping Corporation, Teekay LNG Partners L.P. or any of their respective controlled affiliates from:

•	owning, operating or chartering offshore vessels if the remaining duration of the time charter or contract of affreightment for the vessel, excluding any extension options, is less than three years;

•	owning, operating or chartering offshore vessels and related time charters or contracts of affreightment acquired as part of a business or package of assets if a majority of the value of the total assets or business acquired is not attributable to the offshore vessels and related time charters and contracts of affreightment, as determined in good faith by Teekay Shipping Corporation’s board of directors or the conflicts committee of the board of directors of Teekay LNG Partners L.P.’s general partner, as applicable; however, if at any time Teekay Shipping Corporation or Teekay LNG Partners L.P. completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the offshore vessels and related time charters and contracts of affreightment to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation or Teekay LNG Partners L.P. that would be required to transfer the offshore vessels and related time charters and contracts of affreightment to us separately from the acquired business or package of assets;

•	owning, operating or chartering offshore vessels and related time charters and contracts of affreightment that relate to a tender, bid or award for a proposed offshore project that Teekay Shipping Corporation has submitted or received or hereafter submits or receives; however, at least 365 days after the delivery date of any such offshore vessel, Teekay Shipping Corporation must offer to sell the vessel and related time charter or contract of affreightment to us, with the vessel valued (a) for newbuildings originally contracted by Teekay Shipping Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire, construct and/or convert and bring such offshore vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us) and (b) for any other vessels, Teekay Shipping Corporation’s cost to acquire a newbuilding from a third party or the fair market value of an existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us;

•	owning, operating or chartering offshore vessels subject to the offers to us described in the immediately preceding two paragraphs pending our general partner’s determination whether to accept such offers and pending the closing of any offers we accept;

•	owning, operating or chartering offshore vessels and related time charters and contracts of affreightment if our general partner has previously advised Teekay Shipping Corporation or Teekay LNG Partners L.P. that our general partner’s board of directors has elected, with the approval of its conflicts committee, not to cause us or our controlled affiliates to acquire the vessels and related time charters and contracts of affreightment;

•	acquiring up to a 9.9% equity ownership, voting or profit participation interest in any publicly-traded company that engages in, acquires or invests in any business that owns, operates or charters offshore vessels and related time charters or contracts of affreightment;

•	owning a limited partner interest in OPCO or owning shares of Petrojarl; or

•	providing ship management services relating to owning, operating or chartering offshore vessels and related time charters or contracts of affreightment.
      If Teekay Shipping Corporation or Teekay LNG Partners L.P. or any of their respective affiliates owns, operates or charters offshore vessels pursuant to any of the exceptions described above, no such entity may subsequently expand that portion of its business other than pursuant to those exceptions.
      In addition to the exceptions described above, unless Teekay Shipping Corporation acquires 100% of Petrojarl ASA, Petrojarl may continue to own, operate and charter its current fleet. If Teekay Shipping Corporation acquires 100% of Petrojarl ASA, we would have certain rights to acquire Petrojarl’s fleet, as described below under “— Rights of First Offer on Shuttle Tankers, FSO Units, FPSO Units, Conventional Oil Tankers and LNG Carriers.”
      Under the omnibus agreement we will agree, and will cause our controlled affiliates to agree, not to own, operate or charter conventional crude oil tankers. This restriction will not:

•	apply to any conventional crude oil tankers owned, operated or chartered by us or any of our controlled affiliates as of the closing of this offering, or the ownership, operation or chartering of any conventional crude oil tankers that replace any of those oil tankers (or Replacement Oil Tankers) in connection with:

l	the destruction or total loss of the original tanker; the tanker being damaged to an extent that makes repairing it uneconomical or renders it permanently unfit for normal use, as determined in good faith by our general partner within 90 days after the occurrence of the damage; or the tanker’s condemnation, confiscation, requisition or a similar taking of title to or use of it that continues for at least six months; or

l	the replacement of a time charter existing on the closing of this offering, where the tanker that was subject to the charter has been sold or transferred due to the exercise by the customer of its right under the charter to cause the sale or transfer;

•	prevent us or any of our controlled affiliates from:

l	owning, operating or chartering conventional crude oil tankers and any related time charters acquired as part of a business or package of assets, if a majority of the value of the total assets or business acquired is not attributable to the crude oil tankers and any related charters, as determined in good faith by the conflicts committee of our general partner’s board of directors; however, if at any time we complete such an acquisition we must, within 30 days of the closing of the acquisition, offer to sell the oil tankers and time charters to Teekay Shipping Corporation for fair market value plus any additional tax or other similar costs to us that would be required to transfer the oil tankers and time charters to Teekay Shipping Corporation separately from the acquired business or package of assets;

l	owning, operating or chartering conventional crude oil tankers and related charters subject to the offer to Teekay Shipping Corporation described in the preceding paragraph pending its determination whether to accept such offer and pending the closing of any offer it accepts;

l	acquiring up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that engages in, acquires or invests in any business that owns, operates or charters conventional crude oil tankers and related charters;

l	owning, operating or chartering conventional crude oil tankers and related charters if Teekay Shipping Corporation has previously advised our general partner that it has elected not to acquire those tankers; or

l	operating our shuttle tankers in conventional crude oil tanker trades under contracts with a duration of less than three years.
      If we or any of our controlled affiliates owns, operates or charters conventional crude oil tankers and related charters pursuant to any of the exceptions described above, neither we nor such affiliate may subsequently expand that portion of our or its business other than pursuant to those exceptions.
      In addition, under the omnibus agreement, we will agree, and will cause our controlled affiliates to agree, not to engage in, acquire or invest in any business that owns, operates or charters LNG carriers and related time charters, subject to certain exceptions.
      If Teekay Shipping Corporation or its affiliates no longer control our general partner or the general partner of Teekay LNG Partners L.P. or there is a change of control of Teekay Shipping Corporation, our general partner, the general partner of Teekay LNG Partners L.P. or Teekay Shipping Corporation, respectively, may terminate the relevant noncompetition provisions of the omnibus agreement.

Rights of First Offer on Shuttle Tankers, FSO Units, FPSO Units, Conventional Oil Tankers and LNG Carriers
      Under the omnibus agreement, Teekay Shipping Corporation and Teekay LNG Partners L.P. will grant (and will cause their respective controlled affiliates other than us to grant) to us a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any offshore vessels that, at the time of the proposed sale, transfer or other disposition, is subject to a time charter or contract of affreightment with a remaining term, excluding extension options, of at least three years or (b) chartering-out after the closing of this offering of any offshore vessel pursuant to a time charter or contract of affreightment with a term, excluding extension options, of at least three years. For any such proposed chartering-out by Teekay Shipping Corporation (or any of its controlled affiliates other than us or Petrojarl ASA), Teekay Shipping Corporation will also grant to us an alternative right to purchase the applicable vessel for its fair market value. We will grant similar rights of first offer (other than the purchase right in connection with a chartering) to Teekay Shipping Corporation for any conventional crude oil tankers and to Teekay LNG Partners L.P. for any LNG carriers we or OPCO own or might acquire or charter. Teekay Shipping Corporation and Teekay LNG Partners will provide to and receive from one another rights similar to those relating to us, but with respect to LNG carriers for Teekay LNG Partners L.P. The rights of first offer under the omnibus agreement will not apply to (a) a sale, transfer or other disposition of vessels between any controlled affiliates or pursuant to the terms of any charter, contract of affreightment or other agreement with a charter party or the party to the contract of affreightment or (b) the re-chartering of any Replacement Oil Tanker to another charter party that is not an affiliate of the existing charter party.
      We will also have the right to purchase, for fair market value, Petrojarl ASA’s existing offshore vessels and any of its joint venture interests (in each case to the extent involving an offshore vessel subject to a time charter or contract of affreightment with a remaining term of at least three years, excluding extension options) if Teekay Shipping Corporation acquires 100% of Petrojarl ASA. Petrojarl ASA has four FPSOs and one shuttle tanker, with only two of the FPSOs currently subject to contracts with a term exceeding three years. Although Teekay Shipping Corporation has an interest in acquiring 100% of Petrojarl ASA, it may choose not to do so, and a purchase would be contingent on the minority holders’ agreement to sell.
      Prior to engaging in any negotiation regarding any vessel disposition or chartering with a non-affiliated third-party, the applicable party will deliver a written notice setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, the relevant parties will negotiate in good faith to reach an agreement on the transaction. If the parties do not reach an agreement within such 30-day period, they will be able within the next 180 days to sell, transfer, dispose or charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us, Teekay Shipping Corporation or Teekay LNG Partners L.P., as the case may be, than those offered pursuant to the written notice.
      If Teekay Shipping Corporation or its affiliates no longer control our general partner or the general partner of Teekay LNG Partners L.P. or there is a change of control of Teekay Shipping Corporation, our general partner, the general partner of Teekay LNG Partners L.P. or Teekay Shipping Corporation, respectively, may terminate the relevant rights of first offer provisions of the omnibus agreement.

Indemnification
      Under the omnibus agreement, Teekay Shipping Corporation will indemnify us after the closing of this offering for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to the closing date of this offering and relating to OPCO’s assets and liabilities as of the closing of this offering. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $10.0 million on the amount of the indemnity provided by Teekay Shipping Corporation for these environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Teekay Shipping Corporation is liable for claims only to the extent such aggregate amount exceeds $500,000.
      Teekay Shipping Corporation will also indemnify us for liabilities related to:

•	certain defects in title to OPCO’s assets as of the closing of this offering and any failure to obtain, prior to the closing of this offering, certain consents and permits necessary to own and operate such assets, to the extent we notify Teekay Shipping Corporation within three years after the closing of this offering; and

•	tax liabilities attributable to the operation of OPCO’s assets prior to the closing of this offering.

Amendments
      The omnibus agreement may not be amended without the prior approval of the conflicts committee of the board of directors of our general partner if the proposed amendment will, in the reasonable discretion of our general partner, adversely affect holders of our common units.
OPCO Partnership Agreement and Teekay Offshore Operating GP L.L.C. Limited Liability Company Agreement
      We, on behalf of Teekay Offshore Operating GP L.L.C. as its sole owner, and Teekay Shipping Corporation have entered into an agreement of limited partnership for OPCO. This agreement governs the ownership and management of OPCO, designates Teekay Offshore Operating GP L.L.C. as the general partner of OPCO, and provides for quarterly distributions of available cash to the limited and general partner, as determined by us as sole member of the general partner of OPCO.
      OPCO’s partnership agreement provides that the amount of cash reserves for future maintenance capital expenditures, working capital and other matters and the amount of quarterly cash distributions to OPCO’s partners will be determined by us as the sole member of Teekay Offshore Operating GP L.L.C. Effectively, this decision will be made by the board of directors of our general partner. This approval is also required for the following actions relating to OPCO:

•	effecting any merger or consolidation involving OPCO;

•	effecting any sale or exchange of all or substantially all of OPCO’s assets;

•	dissolving or liquidating OPCO;

•	creating or causing to exist any consensual restriction on the ability of OPCO or its subsidiaries to make distributions, pay any indebtedness, make loans or advances or transfer assets to us or our subsidiaries;

•	settling or compromising any claim, dispute or litigation directly against, or otherwise relating to indemnification by OPCO of, any of the directors or officers of Teekay Offshore Operating GP L.L.C.; or

•	issuing additional partnership interests in OPCO.
      Approval of the conflicts committee of our general partner’s board of directors will be required to amend OPCO’s partnership agreement or its general partner’s limited liability company agreement.
Advisory and Administrative Services Agreements

Administrative Services Agreements With Teekay Shipping Limited
      At the closing of this offering, we and OPCO will each enter into services agreements with Teekay Shipping Limited, a Bahamian corporation and wholly owned subsidiary of Teekay Shipping Corporation, pursuant to which Teekay Shipping Limited will provide to us and OPCO all of our and its needs for non-strategic administrative services, unless the provision of those services by Teekay Shipping Limited would materially interfere with Teekay Shipping Corporation’s operations. These services will be provided in a commercially reasonably manner and upon the reasonable request of our general partner or the general partner of OPCO, as applicable. Teekay Shipping Limited will provide these services to us or OPCO directly but may subcontract for certain of these services with other entities, including other Teekay Shipping Corporation subsidiaries. We and OPCO will pay a reasonable, arms’-length fee to Teekay Shipping Limited for such services in U.S. Dollars that will include reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services. We and OPCO will indemnify Teekay Shipping Limited for losses it incurs in connection with providing the services, excluding losses caused by the gross negligence or willful misconduct of Teekay Shipping Limited or its employees or agents. The services will include:

•	legal, investor relations and financial compliance services;

•	bookkeeping and accounting services; and

•	banking and finance services.
      To the extent we establish wholly owned subsidiaries through which we conduct additional operations in the future, we anticipate that they will enter into similar contracts with Teekay Shipping Limited.

Advisory, Technical and Administrative Services Agreements Between OPCO’s Subsidiaries and Teekay Shipping Limited
      Each of OPCO’s operating subsidiaries will enter into an Advisory, Technical and Administrative Services Agreement with Teekay Shipping Limited, pursuant to which Teekay Shipping Limited will provide advisory, technical and administrative services. These services will be provided in a commercially reasonably manner and upon the reasonable request of the operating subsidiaries. Teekay Shipping Limited will provide these services directly but may subcontract for certain of these services with other entities, including other Teekay Shipping Corporation subsidiaries. Each operating subsidiary will pay a reasonable, arms’-length fee in U.S. Dollars to Teekay Shipping Limited that will include reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services, which include services such as:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance;

•	financial services;

•	strategic planning;

•	integration of any acquired businesses; and

•	client relations.
      Under these services agreements, OPCO’s operating subsidiaries will pay all vessel operating expenses in U.S. Dollars and will not be subject to currency exchange fluctuations prior to 2009. Beginning in 2009, payments under the agreements of vessel operating expenses will adjust to reflect any change in Teekay Shipping Corporation’s cost of providing services based on currency exchange fluctuations.
      To the extent we establish wholly owned subsidiaries through which we conduct additional operations in the future, we anticipate that they will enter into similar contracts with Teekay Shipping Limited.
      Prior to this offering, OPCO generally fulfilled the managerial, operational and administrative needs of its operating subsidiaries, but relied upon affiliates of Teekay Shipping Corporation to provide technical services. Following this offering, OPCO’s operating subsidiaries will provide technical and voyage management services for their conventional Aframax tankers, but rely on Teekay Shipping Limited for substantially all other services.
Aframax Tanker Time-Charter Contracts With Teekay Shipping Corporation
      On October 1, 2006, OPCO chartered to Teekay Shipping Corporation its nine conventional Aframax tankers under long-term, fixed-rate contracts. The terms of the time-charter contracts range from approximately 5 to 12 years, with an average term of approximately 8 years. Each contract includes five, one-year term extensions, which are exercisable by Teekay Shipping Corporation. We believe that the time-charter rates, which will adjust for inflation, reflect market rates as of the date of the time-charter contracts. Annual payments to OPCO under the time charters initially are approximately $89 million for all nine contracts. At any time after September 30, 2009 during the term of the time-charter contracts, Teekay Shipping Corporation may elect to purchase any of the tankers for the applicable price set forth in the contracts. These purchase prices initially range from $31 million to $62 million, and decrease over time based on vessel depreciation. We believe that these charter rates and purchase prices approximate current fair market values. Please read “Business — Fleet — Conventional Tankers” and “Business — Vessel Contracts — Time Charters and Bareboat Charters.”
Joint Venture with Petrojarl ASA
      In June 2006, Teekay Shipping Corporation and Petrojarl ASA, an independent operator in the FPSO sector, entered into an agreement to form, as equal partners, a joint venture company called Teekay Petrojarl Offshore that will focus on pursuing new opportunities involving FPSO units, FSO units and other mobile oil production solutions. Each partner has agreed to pursue all such projects exclusively through the joint venture, other than projects existing at the time of the agreement or redeployment opportunities for then-existing FPSO units and FSO units, including all current FSO units in OPCO. Either party may pursue, alone or with third parties, any projects the other partner declines for the joint venture to pursue. The joint venture partners will share cash flow of the joint venture in proportion to their relative capital contributions and each partner will have equal voting power on a four-person governing board. Pursuant to the omnibus agreement described above, Teekay Shipping Corporation will offer to Teekay Offshore Partners L.P. its interest in certain FPSO projects under the joint venture agreement. On October 18, 2006, Teekay Shipping Corporation completed a tender offer for the outstanding shares of Petrojarl ASA, resulting in Teekay Shipping Corporation owning a majority of, and having the ability to control, Petrojarl ASA.

Directors and Officers of Our General Partner
      C. Sean Day is the Chairman of our general partner, Teekay Offshore GP L.L.C., and of Teekay Offshore Operating GP L.L.C., the general partner of OPCO. He also is the Chairman of Teekay Shipping Corporation and Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., a publicly-held partnership controlled by Teekay Shipping Corporation, as well as of Compass Diversified Trust, an affiliate of Teekay Shipping Corporation. His consulting company provides services primarily to affiliates of Teekay Shipping Corporation.
      Bjorn Moller is the Vice Chairman of Teekay Offshore GP L.L.C., Teekay Offshore Operating GP L.L.C. and Teekay GP L.L.C. He also is the President and Chief Executive Officer and a director of Teekay Shipping Corporation.
      Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C., Teekay Offshore Operating GP L.L.C. and Teekay GP L.L.C. He also is the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation.
Other Transactions Relating to OPCO
      Please read Notes 1 and 11 (audited combined consolidated financial statements) and Notes 1 and 10 (unaudited combined consolidated financial statements) to the Teekay Offshore Partners Predecessor’s combined consolidated financial statements included elsewhere in this prospectus for a description of certain transactions involving OPCO and Teekay Shipping Corporation or its other subsidiaries prior to the closing of this offering.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
Conflicts of Interest
      Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Teekay Shipping Corporation, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner, Teekay Offshore GP L.L.C., have certain fiduciary duties to manage our general partner in a manner beneficial to its owner, Teekay Shipping Corporation. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Teekay Shipping Corporation has the authority to appoint our general partner’s directors, who in turn appoint our general partner’s officers.
      The directors and officers of OPCO’s general partner have fiduciary duties to manage OPCO in a manner beneficial to us, as such general partner’s owner. At the same time, OPCO’s general partner has a fiduciary duty to manage OPCO in a manner beneficial to OPCO’s limited partners, including Teekay Shipping Corporation. The board of directors of our general partner will resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders. Our general partner’s board of directors will appoint the directors of OPCO’s general partner, who will appoint the officers of OPCO’s general partner. The Chief Executive Officer and Chief Financial Officer of our general partner and all of its non-independent directors also serve as executive officers or directors of OPCO’s general partner and of Teekay Shipping Corporation.
      Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Island Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or “case law”) of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our general partner or controlling unitholders than would unitholders of a limited partnership organized in the United States.
      Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of fiduciary duties.
      Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but our general partner is not required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.
      Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from the common unitholders, except that OPCO’s partnership agreement requires conflicts committee approval to amend either OPCO’s partnership agreement or the limited liability company agreement of OPCO’s general partner. If our general partner does not seek approval from the conflicts committee (other than for, and only with respect to, amendments to OPCO’s and OPCO’s general partner’s agreements), and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read “Management — Management of Teekay Offshore Partners L.P.” for information about the composition and formation of the conflicts committee of the board of directors of our general partner.
      Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.
      The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.
      In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.
      For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions — Subordination Period.”
      Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, OPCO, or our or its respective operating subsidiaries.

Neither our partnership agreement nor any other agreement requires Teekay Shipping Corporation to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Teekay Shipping Corporation’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Teekay Shipping Corporation, which may be contrary to our interests.
      Because officers and the directors of our general partner are also directors and officers of Teekay Shipping Corporation, such directors and officers have fiduciary duties to Teekay Shipping Corporation that may cause them to pursue business strategies that disproportionately benefit Teekay Shipping Corporation or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as Teekay Shipping Corporation, in resolving conflicts of interest.
      Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its sole owner, Teekay Shipping Corporation, and not by the board of directors of our general partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether to consent to any merger or consolidation involving us.

We do not have any officers and rely solely on officers of Teekay Offshore GP L.L.C.
      Affiliates of our general partner, Teekay Offshore GP L.L.C., conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to Teekay Offshore GP L.L.C. and its affiliates. The officers of Teekay Offshore GP L.L.C. are not required to work full-time on our affairs. These officers are required to devote time to the affairs of Teekay Offshore GP L.L.C. or its affiliates, and we reimburse their employers for the services they render to Teekay Offshore GP L.L.C. and us. None of the officers of our general partner are employees of our general partner. Our Chief Executive Officer and Chief Financial Officer is also an executive officer of Teekay Shipping Corporation and the general partner of Teekay LNG Partners LP.

We will reimburse our general partner and its affiliates for expenses.
      We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Party Transactions” and “Management — Reimbursement of Expenses of Our General Partner.”

Our general partner intends to limit its liability regarding our obligations.
      Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.
      Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arms’-length negotiations.
      Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us then those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).
      Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of our general partner and its affiliates to enter into any contracts of this kind and our general partner will determine, in good faith, the terms of any of these transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.
      Under our partnership agreement, our general partner has full power and authority to do all things (other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval) on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdictions over our business or assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us, our controlled affiliates or to itself in the discharge of its duties as our general partner.
      Please read “The Partnership Agreement — Voting Rights” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.
      Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “The Partnership Agreement — Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.
      The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Teekay Shipping Corporation, may compete with us.
      Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, the businesses described above under the caption “Certain Relationships and Related Party Transactions — Omnibus Agreement — Noncompetition.” Similarly, under the omnibus agreement, Teekay Shipping Corporation will agree and will cause it affiliates to agree, for so long as Teekay Shipping Corporation controls our partnership, not to engage in the businesses described above under the caption “Certain Relationships and Related Party Transactions — Omnibus Agreement — Noncompetition.” Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.
Fiduciary Duties
      Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Marshall Islands Act provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to the limited partners and the partnership.
      Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Teekay

Shipping Corporation, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non- appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “The Partnership Agreement.”

As to remedies of unitholders, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement.

      In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.
      Under the partnership agreement, we must indemnify our general partner and its officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS
The Units
      The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units and subordinated units and our general partner in and to partnership distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”
Transfer Agent and Registrar

Duties
      The Bank of New York will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.
      There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal
      The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.
Transfer of Common Units
      By transfer of common units in accordance with our partnership agreement, each transferee of common units automatically shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. Each transferee automatically shall be deemed to:

•	represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	agree to be bound by the terms and conditions of, and to have executed, our partnership agreement; and

•	give the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

      We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
      Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.
      Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT
      The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. The partnership agreement of OPCO and the limited liability company agreements of our general partner and of OPCO’s general partner are included as exhibits to the registration statement of which this prospectus is a part. We will provide prospective investors with a copy of these agreements upon request at no charge.
      We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions;”

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties;” and

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units.”
Organization and Duration
      We were organized on August 31, 2006 and have perpetual existence.
Purpose
      Our partnership agreement provides that we may directly or indirectly engage in business activities approved by our general partner, including owning interests in OPCO and other subsidiaries through which we intend to conduct additional operations. Although our general partner has the ability to cause us to engage in activities other than the marine transportation, processing and storage of crude oil, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.
Power of Attorney
      Each limited partner, and each person who acquires a unit from another unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, the partnership agreement.
Capital Contributions
      Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”
Voting Rights
      The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

      In voting their common and subordinated units, the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

Action	Unitholder Approval Required

Issuance of additional units	No approval rights.
Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”
Amendment of the partnership agreement of OPCO or the limited liability company agreement of OPCO’s general partner, or other action taken by us as an equity holder of OPCO’s general partner	No approval rights. However, approval by the conflicts committee of the board of directors of our general partner is required for these amendments and by our general partner’s board of directors for certain actions affecting OPCO. Please read “Certain Relationships and Related Party Transactions — OPCO Partnership Agreement and Teekay Offshore Operating GP L.L.C. Limited Liability Company Agreement.”
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”
Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”
Reconstitution of our partnership upon dissolution	Unit majority. Please read “— Termination and Dissolution.”
Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to December 31, 2016 in a manner which would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”
Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Action	Unitholder Approval Required

Transfer of the general partner interest in us	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2016. Please read “— Transfer of General Partner Interest.”
Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. Please read “— Transfer of Incentive Distribution Rights.”
Transfer of ownership interests in the general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in General Partner.”
Limited Liability
      Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;
constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.
      Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferee to make contributions to the partnership, except the transferee is not obligated for liabilities unknown to the transferee at the time he became a limited partner and that could not be ascertained from the partnership agreement.
      Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which OPCO and our or its respective subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.
      Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership or control of operating subsidiaries or OPCO or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We intend to operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Securities
      The partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by the general partner without the approval of the unitholders.
      It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.
      In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by the general partner, have special voting or other rights to which the common units are not entitled.
      Upon issuance of additional partnership securities, our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its general partner interest in us at the same percentage level as before the issuance. Our general partner’s 2% interest in us will thus be reduced if we issue additional partnership securities in the future and our general partner does not elect to maintain its 2% general partner interest. Our general partner and its affiliates will also have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General
      Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments
      No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a unit majority; or

(5) give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of the holders of a unit majority.
      The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own 64.3% of the outstanding units.

No Unitholder Approval
      Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that the general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8) any amendment that the general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain mergers or conveyances as set forth in our partnership agreement; or

(11) any other amendments substantially similar to any of the matters described in (1) through (10) above.
      In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner if the general partner determines that those amendments:

(1) do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval
      Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.
      In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.
Merger, Sale, or Other Disposition of Assets
      A merger or consolidation of us requires the consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.
      If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.
Termination and Dissolution
      We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3) the entry of a decree of judicial dissolution of us; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.
      Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.
Liquidation and Distribution of Proceeds
      Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.
Withdrawal or Removal of the General Partner
      Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2016 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after December 31, 2016, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interests” and “— Transfer of Incentive Distribution Rights.”
      Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”
      Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent the general partner’s removal. At the closing of this offering, our general partner and its affiliates will own 64.3% of the outstanding units.
      Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.
      In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
      If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
      In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
Transfer of General Partner Interest
      Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to December 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability.
      Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.
Transfer of Ownership Interests in General Partner
      At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.
Transfer of Incentive Distribution Rights
      Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to December 31, 2016, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. On or after December 31, 2016, the incentive distribution rights will be freely transferable.
Change of Management Provisions
      The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Teekay Offshore GP L.L.C. as our general partner or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20.0% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of the general partner.

      The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.
Call Right
      If at any time the general partner and its affiliates hold more than 80.0% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is equal to the greater of (x) the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership securities of such class during the 90-day period preceding the date such notice is first mailed.
      As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have the holder’s partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Sale, Exchange or other Disposition of Common Units” and “— United States Federal Income Taxation of Non-U.S. Holders — Disposition of Units.”
      At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, Teekay Shipping Corporation, an affiliate of our general partner, will own approximately 28.6% of the outstanding common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ over-allotment option and conversion of our subordinated units into common units, Teekay Shipping Corporation will own approximately 64.3% of the outstanding common units.
Meetings; Voting
      Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by a transferee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by the general partner on behalf of unpermitted citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.
      The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
      Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates or a transferee approved by the board of directors of the general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.
      Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.
Status as Limited Partner
      Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.
Indemnification
      Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner or any departing general partner;

(4) any person who is or was an officer, director, member or partner of any entity described in (1), (2) or (3) above;

(5) any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; or

(6) any person designated by our general partner.
      Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses
      Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.
Books and Reports
      The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
      We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
Right to Inspect Our Books and Records
      The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition; and

(6) any other information regarding our affairs as is just and reasonable.
      The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.
Registration Rights
      Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay Offshore GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE
      After the sale of the common units offered by this prospectus, our general partner and its affiliates will hold an aggregate of 2,800,000 common units and 9,800,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.
      The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act of 1933. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.
      Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least two years, would be entitled to sell those common units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.
      The partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”
      Under the partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.
      We, our subsidiaries, our general partner and its affiliates, including the directors and executive officers of our general partner, Teekay Shipping Corporation and the participants in our directed unit program, have agreed not to sell any common units for a period of 180 days (or 90 days for non-officer or director participants in our directed unit program) from the date of this prospectus, subject to certain exceptions. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.
      This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code) as in effect on the date of this prospectus, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners L.P.
      The following summary does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or to persons that will hold the units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our common units, the tax treatment of a partner or owner thereof will generally depend upon the status of the partner or owner and upon the activities of the partnership or pass-through entity. If you are a partner in a partnership or owner of a pass-through entity holding our common units, you should consult your tax advisor.
      No ruling has been or will be requested from the Internal Revenue Service (or the IRS) regarding any matter affecting us or prospective unitholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS.
      This summary does not discuss any U.S. state or local, estate or alternative minimum tax considerations regarding the ownership or disposition of common units. This summary is written for unitholders that will hold their units as “capital assets” under the Code. Each prospective unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.
Election to be Taxed as a Corporation
      We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, unitholders will not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.
United States Federal Income Taxation of U.S. Holders
      As used herein, the term U.S. Holder means a beneficial owner of our common units that is a U.S. citizen or resident (as determined for U.S. federal income tax purposes), U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Distributions
      Subject to the discussion of the rules applicable to passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common units generally will be treated as “passive income” (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, “financial services income,” (which will be treated as “general category income” for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
      Dividends paid on our common units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2010) provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common units will be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days in the 121-day period beginning 60 days before the date on which the common units become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.
      Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a common unit if the amount of the dividend is equal to or in excess of 10.0% of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of such dividend.
      In addition, under proposed legislation, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates imposed on qualified dividend income may no longer be applicable to dividends received from us. Any dividends paid on our common units that are not eligible for the preferential rate will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

Ratio of Dividend Income to Distributions
      We estimate that for distributions made to a purchaser of common units in this offering and who owns those common units from the date of closing of this offering through December 31, 2009, approximately 70.0% of the total cash distributions made during that period, on a cumulative basis, will constitute dividend income. The remaining portion of this distribution will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units on a dollar-for-dollar basis and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $0.35 per unit on our common units during the referenced period and other assumptions with respect to the period relating to capital expenditures and cash flow. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

Consequences of Possible PFIC Classification
      A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0% of its gross income is “passive” income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.
      While there are legal uncertainties involved in this determination, our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on certain representations that we have made to them regarding the composition of our assets, the source of our income, and the nature of our chartering activities and other operations following this offering, including:

•	the income derived from our time charters and contracts of affreightment will be greater than 25.0% of our total gross income at all relevant times; and

•	the gross value of our vessels servicing our contracts of affreightment or operating under time charters will exceed the gross value of all other assets we own at all relevant times.
      In addition to these representations, the opinion of Perkins Coie LLP that we should not be a PFIC is based principally on the position that at least a majority, if not all, the gross income we derive from our time charters and contracts of affreightment should constitute services income, rather than rental income. Correspondingly, such services income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular the vessels operating under time charters or servicing contracts of affreightment, should not constitute passive assets for purposes of determining whether we are a PFIC. Regarding this position, the opinion of Perkins Coie LLP assumes that all future time charters and contracts of affreightment that we will enter into are substantially similar to those we provided to them for their review. Substantial legal authority supports this position, including case law and IRS pronouncements concerning the characterization of income derived from time charters, contracts of affreightment and similar contracts for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position and the opinion we have received from Perkins Coie LLP. In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. Moreover, the market value of our units may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our units (which is not within our control) may impact the determination of whether we are a PFIC.
      If we were classified as a PFIC, for any year during which a U.S. Holder owns units, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to:

(i) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125.0% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units), and (ii) any gain realized upon the sale or other disposition of units. Under these rules:

•	the excess distribution or gain will be allocated ratably over the unitholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.
      Certain elections that would alter the tax consequences to a U.S. Holder, such as a qualified electing fund election or mark to market election, may be available to a U.S. Holder if we are classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.
      As described above, current law provides that dividends received by a U.S. Individual Holder from a qualified foreign corporation are subject to U.S. federal income tax at preferential rates through 2010. However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

Consequences of Possible Controlled Foreign Corporation Classification
      If more than 50.0% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10.0% or more of the total combined voting power of our outstanding units entitled to vote (each, a United States Shareholder), we generally would be treated as a controlled foreign corporation (or CFC). United States Shareholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we will not be a CFC following the Offering, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a United States Shareholder in the event we were to become a CFC in the future.

Sale, Exchange or other Disposition of Common Units
      Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Special Reporting Requirements
      A U.S. Holder who either (i) transfers more than $100,000 to us (when added to the amount of cash transferred to us by such person or a related person during the previous 12 months), or (ii) following the transfer owns, directly, indirectly or by attribution from certain related persons, at least a 10.0% interest in us, is required to file IRS Form 926 with his U.S. federal income tax return for the year of the transfer to report the transfer. In addition to the foregoing, a U.S. person who directly owns at least a 10.0% interest in us may be required to make additional disclosures on IRS Form 5471 in the event such person acquires, disposes or has his interest in us substantially increased or reduced. For these purposes, a “10.0% interest” in us generally is defined to mean 10.0% of the total voting power or value of us.
      Significant penalties may apply for failing to satisfy IRS Form 926 and IRS Form 5471 filing requirements and, thus, unitholders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.
United States Federal Income Taxation of Non-U.S. Holders
      A beneficial owner of our common units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions
      Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units
      The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common units is generally the same as described above regarding distributions. However, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.
Backup Withholding and Information Reporting
      In general, payments of distributions or the proceeds of a disposition of common units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or distributions required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

      Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
      Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS
Marshall Islands Tax Considerations
      The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.
      Because we, OPCO and our respective subsidiaries do not, and we do not expect that we, OPCO or our respective subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the common units.
      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of him.
Canadian Federal Income Tax Considerations
      The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common units acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty) resident in the United States and who deal at arm’s length with us and Teekay Shipping Corporation (U.S. Resident Holders).
      Under the Canada Tax Act, no taxes on income (including taxable capital gains) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of the common units, provided that we do not carry on business in Canada and such U.S. Resident Holders do not, for the purposes of the Canada-U.S. Treaty, otherwise have a permanent establishment or fixed base in Canada to which such common units pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such common units in the course of carrying on a business in Canada and, in the case of any U.S. Resident Holders that carry on an insurance business in Canada and elsewhere, such U.S. Resident Holders establish that the common units are not effectively connected with their insurance business carried on in Canada.
      In this connection, we believe that our activities and affairs and the activities and affairs of OPCO, a Marshall Island Limited Partnership in which we own a 26.0% limited partnership interest, can be conducted in a manner that both we and OPCO will not be carrying on business in Canada. As a result, U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is and continues to be the case, notwithstanding that in providing certain services to Teekay Offshore Partners L.P., OPCO and its operating subsidiaries, Teekay Shipping Limited (a subsidiary of Teekay Shipping Corporation that is resident and based in the Bahamas) will contract for assistance in the delivery of such services with Canadian service providers, as discussed below.
      Under the Canada Tax Act, our election to be treated as a corporation for U.S. tax purposes has no effect. Therefore, we will continue to be treated as a partnership for Canadian tax purposes. Under the Canada Tax Act, a resident of Canada (which may include a foreign corporation the central management and control of which is in Canada) is subject to Canadian tax on its world-wide income, subject to any relief that may be provided by any relevant tax treaty. A non-resident corporation or individual that carries on a business in Canada directly or through a partnership, including through a partnership that owns an interest in another partnership, is subject to tax in Canada on income attributable to its business (or that of the partnership’s or the partnership’s interest in another partnership, as the case may be) carried on in Canada. The taxation under the Canada Tax Act is subject to the provisions of any relevant tax treaty.
      The Canada Tax Act contains special rules that provide assurance to qualifying international shipping corporations that they will not be considered resident in Canada even if they are, in whole or in part, managed from Canada. Further, the Canada Tax Act and many of the tax treaties to which Canada is a party also contain special exemptions for profits derived from international shipping operations.
      We and OPCO will enter into agreements with Teekay Shipping Limited for the provision of administrative services, and certain of OPCO’s operating subsidiaries will enter into agreements with:

•	Teekay Shipping Limited for the provision of advisory, technical, ship management and administrative services; and

•	Teekay Shipping Canada Ltd., a Canadian subsidiary of Teekay Shipping Corporation, for the provision of strategic advisory and consulting services.
      Please read “Certain Relationships and Related Party Transactions — Advisory and Administrative Services Agreements.”
      Certain of the services that Teekay Shipping Limited will provide to us, to OPCO and to OPCO’s operating subsidiaries under the services agreements will be obtained by Teekay Shipping Limited through subcontracts with a Canadian subsidiary of Teekay Shipping Corporation. The special rules in the Canada Tax Act and various relevant tax treaties relating to qualifying international shipping corporations and income from international shipping operations may provide relief to OPCO’s operating subsidiaries to the extent that the services provided to them by Canadian entities would otherwise result in such operating subsidiaries being considered to be resident in Canada or to be taxable in Canada on certain income from such operations by virtue of carrying on business in Canada. However, such rules would not apply to us or OPCO, as holding limited partnerships, or to our general partner or unitholders. While we do not believe it to be the case, if the arrangements described herein result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, our unitholders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided in any relevant treaty (including, in the case of U.S. Resident Holders, the Canada-U.S. Treaty), would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada.
      We believe that we and OPCO can each conduct our respective activities and affairs in a manner so that our unitholders should not be considered to be carrying on business in Canada solely as a consequence of the acquisition, holding, disposition or redemption of our common units. Consequently, we believe our unitholders should not be subject to tax filing or other tax obligations in Canada under the Canada Tax Act. However, although we do not intend to do so, there can be no assurance that the manner in which we and OPCO carry on our respective activities will not change from time to time as circumstances dictate or warrant in a manner that may cause our unitholders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.
      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of him.

INVESTMENT IN TEEKAY OFFSHORE PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS
      An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 (or ERISA), and restrictions imposed by Section 4975 of the U.S. Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.
      In addition, the person with investment discretion with respect to the assets of an employee benefit plan is a fiduciary under applicable law and should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.
      Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.
      In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
      The U.S. Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under specified provisions of the federal securities laws;

•	the entity is an “operating company” (i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries); or

•	there is no significant investment by benefit plan investors, which means that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates and any other persons who have the ability to control our assets or who provide investment advice with respect to such assets, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans, and entities whose underlying assets include employee benefit plan (or IRA) assets by reason of an employee benefit plan’s (or IRA’s) investment in such entities.
      Our assets should not be considered “plan assets” under these regulations because we expect that the investment will satisfy the requirements in the first bullet point above (i.e., we expect that the equity interests will constitute publicly offered securities).

      Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING
      Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of this offering and as the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Underwriter	Common Units

Citigroup Global Markets Inc.	1,890,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,890,000
Morgan Stanley & Co. Incorporated	1,050,000
A.G. Edwards & Sons, Inc.	630,000
Deutsche Bank Securities Inc.	630,000
Raymond James & Associates, Inc.	630,000
Simmons & Company International	140,000
DnB NOR Markets, Inc.	70,000
Fortis Securities LLC	70,000

Total	7,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.
      The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common units to dealers at the public offering price less a concession not to exceed $0.8033 per common unit. The underwriters may allow, and dealers may reallow, a concession on sales to other dealers. If all of the common units are not sold at the initial offering price, the representative may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of our common units offered by them.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,050,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering any over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.
      We, our general partner, the officers and directors of our general partner, and Teekay Shipping Corporation have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The representatives have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release common units may include the length of time before the lock-up expires, the number of units involved, the reason for the requested release, market conditions, the trading price of our common units, historical trading volumes of our common units and whether the person seeking the release is an officer, director or affiliate of us.

      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.
      At our request, the underwriters have reserved up to 10% of the common units for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. The common units reserved for sale under the directed unit program will be subject to 90-day lock-up agreements (or 180 days if they are sold to officers, directors or employees of our general partner), subject to extension as described above in the event of earnings releases or material announcements. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with the sales of the directed units.
      Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units has been determined by negotiations between our general partner and the representatives and upon the recommendation of the qualified independent underwriter. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.
      Our common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “TOO.”
      In connection with the listing of our common units on the New York Stock Exchange, the underwriters have advised us that they will undertake to sell round lots of 100 or more of common units to a minimum of 2,000 beneficial owners.
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	Paid by Teekay Offshore
	Partners L.P.

	No Exercise	Full Exercise

Per common unit	$1.3388	$1.3388
Total	$9,371,600	$10,777,340
      We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions and the structuring fee described below, will be approximately $2.7 million. The underwriters have agreed to reimburse us for $300,000 of these expenses.

      We will pay a structuring fee equal to an aggregate of 0.375% of the gross proceeds of this offering, not to exceed $562,500, including any exercise of the underwriters’ over-allotment option, to Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for evaluation, analysis and structuring of us.
      In connection with this offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while this offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time without notice.
      Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for Teekay Shipping Corporation and its affiliate Teekay LNG Partners L.P. from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may in the future perform investment banking and advisory services for us and our affiliates including Teekay Shipping Corporation from time to time and in the ordinary course of business for which they may in the future receive customary fees and expenses. Affiliates of Citigroup Global Markets Inc., Fortis Securities LLC, DnB NOR Markets, Inc. and Deutsche Bank Securities are lenders under a $550 million reducing revolving credit facility with Teekay Shipping Corporation. Additionally, affiliates of Citigroup Global Markets Inc., Deutsche Bank Securities and Fortis Securities LLC are lenders under a $940 million reducing revolving credit facility with OPCO, and affiliates of Citigroup Global Markets Inc., Fortis Securities LLC and DnB NOR Markets, Inc. are also lenders under a $455 million secured credit facility with OPCO.
      Affiliates of Citigroup Global Markets Inc., Fortis Securities LLC, DnB NOR Markets, Inc. and Deutsche Bank Securities are lenders under one of Teekay Shipping Corporation’s credit facilities, and may receive an amount from Teekay Shipping Corporation that is more than 10% of the net proceeds of this offering, if Teekay Shipping Corporation uses amounts received from us to repay borrowings under that facility. Therefore, such affiliates may be deemed to have a “conflict of interest” with us under Rule 2720 of the National Association of Securities Dealers, Inc. When a NASD member with a conflict of interest participates as an underwriter in a public offering, Rule 2720(c)(3) requires that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,”

as defined by the NASD. In accordance with this rule, Merrill Lynch, Pierce, Fenner & Smith Incorporated has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act of 1933.
      The underwriters have advised us that they do not intend to place a prospectus on the internet or otherwise engage in an electronic distribution in connection with this offering, other than as described below. It is possible that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Other than the prospectus in electronic format, the information on any such website is not part of the prospectus. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders. Any online distributions will be made in accordance with procedures for online distributions previously cleared with the SEC.
      We, our general partner, OPCO, OPCO’s general partner and Teekay Shipping Corporation and one of its subsidiaries have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
      We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.
      Most of the directors and officers of our general partner and those of our controlled affiliates are residents of countries other than the United States. Substantially all of our and our controlled affiliates’ assets and a substantial portion of the assets of the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our general partner, our controlled affiliates or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams (New York) LLP to accept service of process on our behalf in any such action.
      Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, our general partner or our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us, our general partner or our general partner’s directors and officers in original actions brought in the Marshall Islands, based on these laws.
LEGAL MATTERS
      The validity of the common units and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, who may rely on the opinions of Watson, Farley & Williams (New York) LLP, for all matters of Marshall Islands law. Certain matters with respect to this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.
EXPERTS
      The following financial statements included in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in auditing and accounting:

•	the balance sheets of Teekay Offshore Partners Predecessor as at December 31, 2004 and 2005 and the related financial statements for the years ended December 31, 2004 and 2005; and

•	the balance sheets for Teekay Offshore Partners L.P. and Teekay Offshore GP L.L.C. as at August 31, 2006 and August 25, 2006, respectively.
You may contact Ernst & Young LLP at address 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7, Canada.

EXPENSES RELATED TO THIS OFFERING
      The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$18,089
National Association of Securities Dealers, Inc. filing fee	17,405
New York Stock Exchange listing fee	150,000
Legal fees and expenses	1,350,000
Accounting fees and expenses	350,000
Printing and engraving costs	700,000
Transfer agent fees and miscellaneous expenses	5,000
Miscellaneous	109,506

Total	$2,700,000

      All amounts are estimated except the U.S. Securities and Exchange Commission registration fee, National Association of Securities Dealers Inc. filing fee and the New York Stock Exchange listing fee.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
      Upon completion of the offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. We intend to file our annual report on Form 20-F earlier than the SEC currently requires. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.teekayoffshore.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
      As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and the executive officers and directors of our general partner and our and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.
INDUSTRY AND MARKET DATA
      Clarkson Research Services Limited (or CRS), the research division of H. Clarkson & Co. Ltd., has provided us statistical and graphical information contained in this prospectus and relating to the oil tanker industry. We do not have any knowledge that the information provided by CRS is inaccurate in any material respect. CRS has advised us that this information is drawn from its database and other sources and that: (a) some information in CRS’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in CRS’s database; (c) while CRS has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures, and may accordingly contain errors; (d) CRS, its agents, officers and employees cannot accept liability for any loss suffered in consequence of reliance on such information or in any other manner; and (e) the provision of such information does not obviate any need to make appropriate inquiries.

FORWARD-LOOKING STATEMENTS
      Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.
      Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	forecasts of our ability to make cash distributions on the units;

•	future financial condition or results of operations and future revenues and expenses;

•	results of operations for the quarter ended September 30, 2006;

•	the repayment of debt;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	future crude oil prices and production;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, crude oil;

•	the ability to maintain long-term relationships with major crude oil companies;

•	the ability to leverage Teekay Shipping Corporation’s relationships and reputation in the shipping industry;

•	the continued ability to enter into fixed-rate time charters with customers;

•	obtaining offshore projects that we or Teekay Shipping Corporation bid on;

•	increasing our ownership interest in OPCO;

•	Teekay Shipping Corporation increasing its ownership interest in Petrojarl ASA;

•	the ability to maximize the use of vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	expected pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets vessels;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the ability to compete successfully for future chartering and newbuilding opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the anticipated impact of future regulatory changes or environmental liabilities;

•	the anticipated incremental general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Shipping Corporation and for reimbursements of fees and costs of our general partner;

•	the anticipated taxation of our partnership and distributions to our unitholders, including our estimate of the percentage of our distributions that will constitute dividends;

•	estimated future maintenance capital expenditures;

•	expected demand in the offshore and crude oil shipping sectors in general and the demand for vessels in particular;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated restructuring charges;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the expected effect of off-balance sheet arrangements; and

•	our business strategy and other plans and objectives for future operations.
      These and other forward-looking statements are subject to the risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” and those risks discussed in other reports we file with the SEC. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.
      Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
      We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS
Financial Statements

UNAUDITED PRO FORMA
CONSOLIDATED
FINANCIAL STATEMENTS
OF
TEEKAY OFFSHORE PARTNERS L.P.

INTRODUCTION TO UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P.
      During August 2006, Teekay Shipping Corporation formed Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the Partnership), as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s proposed public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), including a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through its ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner.
      Prior to the closing of the offering, Teekay Shipping Corporation will transfer to OPCO all of the outstanding interests of four wholly-owned subsidiaries, Norsk Teekay Holdings Ltd. (or Norsk Teekay), Teekay Nordic Holdings Inc. (or Teekay Nordic), Teekay Offshore Australia Trust and Pattani Spirit L.L.C. (collectively, the OPCO Subsidiaries or Teekay Offshore Partners Predecessor). At June 30, 2006, Teekay Offshore Partners Predecessor had a fleet of 40 shuttle tankers (26 owned or held in joint ventures and 14 chartered-in), 28 conventional tankers (2 owned and 26 chartered-in) and three owned floating storage and offtake (or FSO) units. Additionally, prior to the closing of this offering, Teekay Shipping Corporation will transfer eight Aframax-class conventional tankers to a subsidiary of Norsk Teekay. Upon the closing of this offering, OPCO will have a fleet of 36 shuttle tankers (24 owned or held in joint ventures and 12 chartered-in), 9 owned conventional tankers and four owned FSO units. The accompanying unaudited pro forma consolidated financial statements give effect to this contribution, the initial public offering and related transactions. As a reorganization of entities under common control, the contribution was recorded at Teekay Offshore Partners Predecessor’s cost.
      Unless the context requires otherwise, for purposes of this pro forma presentation, all references to “we”, “our”, “us” and the “Partnership” refer to Teekay Offshore Partners L.P. and its subsidiaries, including OPCO. OPCO’s financial information is consolidated with the Partnership due to the fact that the Partnership, through ownership of OPCO’s general partner, will control OPCO upon completion of the offering. References to Teekay Offshore Partners Predecessor refer to OPCO’s predecessor companies and their subsidiaries as described above.
      The unaudited pro forma consolidated balance sheet as at June 30, 2006 assumes the initial public offering and related transactions occurred on June 30, 2006. The unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and for the six months ended June 30, 2006 assume the initial public offering and related transactions occurred on January 1, 2005. Please read Note 1, Basis of Presentation, in the accompanying notes to the unaudited pro forma consolidated financial statements for further explanation.
      The unaudited pro forma consolidated financial statements and accompanying notes have been prepared in conformity with U.S. generally accepted accounting principles (or GAAP) consistent with those used in, and should be read together with, Teekay Offshore Partners Predecessor’s historical combined consolidated financial statements and related notes, which are included elsewhere in this prospectus.
      The adjustments reflected in the unaudited pro forma combined consolidated financial statements are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the initial public offering and the related transactions, and that the pro forma adjustments in the unaudited pro forma consolidated financial statements give appropriate effect to the assumptions and are applied in conformity with accounting principles generally accepted in the United States.
      The unaudited pro forma consolidated financial statements do not purport to present the Partnership’s results of operations had the offering and related transactions to be effected in connection with the offering actually been completed at the dates indicated. In addition, they do not project the Partnership’s results of operations for any future period.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2005

	Teekay	Pre-Initial		Teekay
	Offshore	Public		Offshore	Initial Public		Teekay
	Partners	Offering		Partners	Offering		Offshore
	Predecessor	Transaction		Predecessor	Transaction		Partners L.P.
	Historical	Adjustments		Pro Forma	Adjustments		Pro Forma

	(in thousands of U.S. dollars, except for unit and per unit data)
VOYAGE REVENUES	$807,548	$59,058	(3a)	$678,888			$678,888
		(229,351	)(3b)
		41,633	(3d)

OPERATING EXPENSES
Voyage expenses	74,543	19,392	(3a)	93,935			93,935
Vessel operating expenses	104,475	(3,558	)(3b)	114,843			114,843
		13,926	(3d)
Time-charter hire expense	373,536	(217,223	)(3b)	145,423			145,423
		(10,890	)(3d)
Depreciation and amortization	107,542	(5,375	)(3b)	116,922			116,922
		148	(3c)
		14,607	(3d)
General and administrative	85,856	(27,180	)(3b)	60,046	$1,500	(4a)	61,546
		1,370	(3d)
Vessel and equipment writedowns and (gain) loss on sale of vessels	2,820	(12,243	)(3b)	(9,423)			(9,423)
Restructuring charge	955			955			955

Total operating expenses	749,727	(227,026)		522,701	1,500		524,201

Income from vessel operations	57,821	98,366		156,187	(1,500)		154,687

OTHER ITEMS
Interest expense	(39,791)	2,877	(3c)	(73,458)			(73,458)
		(11,577	)(3d)
		(39,739	)(3e)
		14,772	(3f)
Interest income	4,605	660	(3d)	5,265			5,265
Equity income (loss) from joint ventures	5,199	(602	)(3b)	(971)			(971)
		(5,568	)(3d)
Foreign currency exchange gain	34,178	(138	)(3b)	9,281			9,281
		(567	)(3d)
		(24,192	)(3f)
Income tax recovery	13,873			13,873			13,873
Other — net	9,091	(3,402	)(3e)	5,689			5,689

Total other items	27,155	(67,476)		(40,321)	—		(40,321)

Income before non-controlling interest	84,976	30,890		115,866	(1,500)		114,366
Non-controlling interest	(229)	(5,568	)(3d)	(5,797)	(81,451	)(4d)	(87,248)

Net income	$84,747	$25,322		$110,069	$(82,951)		$27,118

General partner’s interest in net income							$542
Limited partners’ interest:
Net income							$26,576
Net income per:
— Common unit (basic and diluted) (note 6)							$1.40
— Subordinated unit (basic and diluted) (note 6)							$1.31
— Unit (basic and diluted) (note 6)							$1.36
Weighted-average number of units outstanding (in thousands):
— Common units (basic and diluted) (note 6)							9,800
— Subordinated units (basic and diluted) (note 6)							9,800
— Total limited partner units (basic and diluted) (note 6)							19,600
The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Six Months Ended June 30, 2006

	Teekay	Pre-Initial		Teekay
	Offshore	Public		Offshore	Initial Public		Teekay
	Partners	Offering		Partners	Offering		Offshore
	Predecessor	Transaction		Predecessor	Transaction		Partners L.P.
	Historical	Adjustments		Pro Forma	Adjustments		Pro Forma

	(in thousands of U.S. dollars, except unit and per unit data)
VOYAGE REVENUES	$386,724	$31,751	(3a)	$349,299			$349,299
		(90,657	)(3b)
		21,481	(3d)

OPERATING EXPENSES
Voyage expenses	48,344	14,442	(3a)	60,186			60,186
		(2,600	)(3b)
Vessel operating expenses	52,954	(2,053	)(3b)	57,545			57,545
		6,644	(3d)
Time-charter hire expense	165,935	(84,920	)(3b)	76,288			76,288
		(4,727	)(3d)
Depreciation and amortization	51,331	(2,551	)(3b)	56,138			56,138
		74	(3c)
		7,284	(3d)
General and administrative	43,469	(12,810	)(3b)	31,515	$750	(4a)	32,265
Vessel and equipment writedowns and		856	(3d)
(gain) loss on sale of vessels	1,845	(2,150	)(3b)	(305)			(305)
Restructuring charge	453			453			453

Total operating expenses	364,331	(82,511)		281,820	750		282,570

Income from vessel operations	22,393	45,086		67,479	(750)		66,729

OTHER ITEMS
Interest expense	(24,504)	1,409	(3c)	(36,961)			(36,961)
		(6,579	)(3d)
		(14,126	)(3e)
		6,839	(3f)
Interest income	3,291	543	(3d)	3,834			3,834
Equity income (loss) from joint ventures	3,191	(203	)(3b)	(49)			(49)
		(3,037	)(3d)
Foreign currency exchange loss	(18,688)	612	(3b)	(4,339)			(4,339)
		686	(3d)
		13,051	(3f)
Income tax expense	(7,762)			(7,762)			(7,762)
Other — net	5,694			5,694			5,694

Total other items	(38,778)	(805)		(39,583)	—		(39,583)

Income before non-controlling interest	(16,385)	44,281		27,896	(750)		27,146
Non-controlling interest	(414)	(3,037	)(3d)	(3,451)	(18,090	)(4d)	(21,541)

Net income	$(16,799)	$41,244		$24,445	$(18,840)		$5,605

General partner’s interest in net income							$112
Limited partners’ interest:
Net income							$5,493
Net income per:
— Common unit (basic and diluted) (note 6)							$0.56
— Subordinated unit (basic and diluted) (note 6)							$—
— Unit (basic and diluted) (note 6)							$0.28
Weighted-average number of units outstanding (in thousands):
— Common units (basic and diluted) (note 6)							9,800
— Subordinated units (basic and diluted) (note 6)							9,800
— Total limited partner units (basic and diluted) (note 6)							19,600
The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

	As at June 30, 2006

	Teekay	Pre-Initial		Teekay
	Offshore	Public		Offshore	Initial Public		Teekay
	Partners	Offering		Partners	Offering		Offshore
	Predecessor	Transaction		Predecessor	Transaction		Partners L.P.
	Historical	Adjustments		Pro Forma	Adjustments		Pro Forma

	(in thousands of U.S. dollars)
ASSETS
Current
Cash and cash equivalents	$133,962	$(4,325	)(3b)	$90,000	$147,000	(4b)	$90,000
		17,880	(3d)		(12,623	)(4c)
		536,457	(3e)		(134,377	)(4e)
		(6,000	)(3e)
		(433,849	)(3f)
		(154,125	)(3g)
Accounts receivable	28,355	(4,500	)(3b)	25,096			25,096
		1,241	(3d)
Vessels held for sale	2,500			2,500			2,500
Net investment in direct financing leases — current	20,790			20,790			20,790
Prepaid expenses and other assets	71,239	(18,943	)(3b)	56,210			56,210
		3,914	(3d)

Total current assets	256,846	(62,250)		194,596	—		194,596

Vessels and equipment
At cost less accumulated depreciation	1,227,007	(25,278	)(3b)	1,528,480			1,528,480
		39,158	(3c)
		287,593	(3d)
Vessels under capital leases	33,758	(33,758	)(3c)	—			—

Total vessels and equipment	1,260,765	267,715		1,528,480	—		1,528,480

Net investment in direct financing leases	95,116			95,116			95,116
Other assets	50,590	(4,942	)(3b)	17,013			17,013
		(31,756	)(3d)
		6,000	(3e)
		(2,879	)(3e)
Intangible assets — net	72,464			72,464			72,464
Goodwill	130,549			130,549			130,549

Total assets	$1,866,330	$171,888		$2,038,218	—		$2,038,218

LIABILITIES AND OWNERS’/ PARTNERS’ EQUITY
Current
Accounts payable	$14,312	$(7,383	)(3b)	$7,030			$7,030
		101	(3d)
Accrued liabilities	34,687	(2,693	)(3b)	32,251			32,251
		257	(3d)
Current portion of long-term debt	—	17,656	(3d)	17,656			17,656
Current obligation under capital leases	1,412	(1,412	)(3c)	—			—
Advances from affiliates	394,849	39,000	(3c)	—	134,377	(4d)	—
		(433,849	)(3f)		(134,377	)(4e)

Total current liabilities	445,260	(388,323)		56,937	—		56,937
Long-term debt	543,543	219,658	(3d)	1299,658			1,299,658
		536,457	(3e)
Obligation under capital leases	32,188	(32,188	)(3c)	—			—
Deferred income taxes	73,740			73,740			73,740
Other long-term liabilities	32,028			32,028			32,028

Total liabilities	1,126,759	335,604		1,462,363	—		1,462,363

Commitments and contingencies (note 5)

Non-controlling interest	11,770	31,756	(3d)	43,526	393,924	(4d)	437,450

Owners’/partners’ equity	727,801	(47,912	)(3b)	532,329	147,000	(4b)
		9,444	(3d)		(12,623	)(4c)
		(2,879	)(3e)		(393,924	)(4d)
		(154,125	)(3g)		(134,377	)(4d)
General partner							124
Limited partners							138,281

Total liabilities and owners’/partners’ equity	$1,866,330	$171,888		$2,038,218	—		$2,038,218

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation
      The unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and the six months ended June 30, 2006 assume the following transactions occurred on January 1, 2005, and the unaudited pro forma consolidated balance sheet as at June 30, 2006 assumes that the following transactions occurred on June 30, 2006:

The Pre-Initial Public Offering Transactions of OPCO

•	Teekay Shipping Corporation’s transfer to OPCO of all of the outstanding shares of the OPCO Subsidiaries. Teekay Offshore Partners Predecessor’s historical audited combined consolidated financial statements for the year ended December 31, 2005 and Teekay Offshore Partners Predecessor’s historical unaudited combined consolidated financial statements as at and for the six months ended June 30, 2006 contain the operations of all of these assets and, as such, no pro forma adjustment was required.

•	OPCO’s entry into new time-charter contracts for nine of OPCO’s Aframax-class conventional crude oil tankers for terms of 5 to 12 years. OPCO will be responsible for bunker fuel costs on eight of these vessels. However, under the terms of the time-charter contracts, OPCO will recover the approximate amount of these bunker fuel costs from Teekay Shipping Corporation.

•	OPCO’s transfer to Teekay Shipping Corporation of all chartered-in conventional crude oil and product tankers in Navion Shipping Ltd. (a subsidiary of Norsk Teekay), a 1987-built shuttle tanker (the Nordic Trym), OPCO’s single anchor loading equipment, a 1992-built chartered-in shuttle tanker (the Borga) and a 50.0% interest in Alta Shipping S.A., which has no material assets (collectively, the Non-OPCO Assets).

•	OPCO’s purchase of the Fuji Spirit, an Aframax-class conventional crude oil tanker currently accounted for as a capital lease, for $39.0 million.

•	OPCO’s entry into amended operating agreements for five of its 50%-owned joint ventures, whereby OPCO will have unilateral control of each joint venture, which will require OPCO to consolidate these five joint venture companies in accordance with GAAP.

•	OPCO’s incurrence of additional debt to increase its outstanding debt to $1.08 billion (excluding debt relating to its five 50%-owned joint ventures, which as of June 30, 2006 totaled $237.3 million). As at June 30, 2006, the net amount of the additional debt would have been $536.5 million.

•	Teekay Shipping Corporation’s contribution to OPCO of interest rate swaps with a notional principal amount of $1.09 billion, a weighted-average fixed interest rate of 5.5% (including the margin OPCO pays on its floating-rate debt) and a weighted-average remaining term of 9.7 years.

•	OPCO’s repayment of all of its advances from affiliates, which advances as of January 1, 2005 and June 30, 2006 were $630.9 million and $433.8 million, respectively.

•	OPCO’s declaration and payment of a dividend to Teekay Shipping Corporation in an amount sufficient to decrease OPCO’s outstanding cash balance to $90.0 million. As of June 30, 2006, this amount would have been $154.1 million.

The Initial Public Offering Transactions

•	Teekay Shipping Corporation’s transfer to the Partnership of a 26.0% interest in OPCO, including a 25.99% limited partner interest held directly by the Partnership and a 0.01% general partner interest

TEEKAY OFFSHORE PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

held by the Partnership through its ownership of OPCO’s general partner, Teekay Offshore Operating GP L.L.C., in exchange for:

•	the issuance to Teekay Shipping Corporation of 2,800,000 common units and 9,800,000 subordinated units of the Partnership and non-interest bearing promissory notes (the TSC Notes); and

•	the issuance to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights.

•	The Partnership’s issuance of 7,000,000 common units to the public at an initial public offering price of $21.00 per common unit, resulting in aggregate gross proceeds to the Partnership of $147.0 million.

•	The Partnership’s payment of estimated underwriting discounts, commissions and structuring fees of $9.9 million and estimated offering expenses of $2.7 million.

•	The repayment of the TSC Notes with net proceeds of the public offering.
      The effect on the unaudited pro forma consolidated financial statements of certain of the previously mentioned transactions is more fully described in Notes 3 and 4.
      The unaudited pro forma consolidated financial statements are not necessarily indicative of what the Partnership’s results of operations and financial position would have been, nor do they purport to project the Partnership’s results of operations for any future periods. The unaudited pro forma consolidated financial statements should be read in conjunction with the combined financial statements of Teekay Offshore Partners Predecessor referred to above.
      In the opinion of management, these unaudited pro forma consolidated financial statements contain all the adjustments necessarily for fair presentation.

2.	Summary of Significant Accounting Policies
      The accounting policies followed in preparing the unaudited pro forma consolidated financial statements are those used by Teekay Offshore Partners Predecessor as set forth in its historical combined consolidated financial statements contained elsewhere in this prospectus.

3.	Pre-Initial Public Offering Transactions of OPCO — Pro Forma Adjustments and Assumptions
      The unaudited pro forma consolidated financial statements give pro forma effect to the following:

(a) OPCO’s entry into new time-charter contracts for OPCO’s nine Aframax-class conventional tankers (including the Fuji Spirit) with a subsidiary of Teekay Shipping Corporation at market-based daily rates for terms of five to twelve years. Under the terms of eight of these nine time-charter contracts, OPCO will also be responsible for the bunker fuel expenses; however, OPCO will add the approximate amount of these expenses to the daily hire rate. During the year ended December 31, 2005 and the six months ended June 30, 2006, eight of these nine tankers were employed on time-charter contracts with a subsidiary of Teekay Shipping Corporation at cash-flow break-even rates. As a result, the rates earned by each vessel, which were lower, depended upon the cash flow requirements of each vessel, which included operating expenses, loan principal and interest payments and drydock expenditures. The ninth Aframax tanker was operated on the spot market. Had these time charter contracts been entered into on January 1, 2005, OPCO’s voyage revenues and voyage expenses would have increased by $59.1 million and $19.4 million, respectively, for the year ended

TEEKAY OFFSHORE PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

December 31, 2005 and $31.8 million and $14.4 million, respectively, for the six months ended June 30, 2006.

(b) OPCO’s transfer of the Non-OPCO Assets to Teekay Shipping Corporation.

(c) OPCO’s purchase of the Fuji Spirit, an Aframax-class conventional crude oil tanker currently accounted for as a capital lease, for $39.0 million, which purchase was financed with a $39.0 million non-interest bearing loan from Teekay Shipping Corporation. The excess of the $39.0 million purchase price over the $33.6 million capital lease obligation at June 30, 2006 would have increased OPCO’s pro forma net book value of the Fuji Spirit from $33.8 million to $39.2 million at such date. The excess of the $39.0 million purchase price over the $35.5 million capital lease obligation at January 1, 2005 resulted in additional depreciation expense of $0.1 million each for the year ended December 31, 2005 and the six months ended June 30, 2006. The repayment of the lease obligation resulted in a reduction in interest expense of $2.9 million for the year ended December 31, 2005 and $1.4 million for the six months ended June 30, 2006.

(d) The consolidation into OPCO of five 50%-owned joint venture companies, each of which owns one shuttle tanker. These five joint ventures are currently accounted for using the equity method, whereby the investment is carried at OPCO’s original cost plus its proportionate share of undistributed earnings. OPCO will enter into amended operating agreements for these joint ventures, whereby OPCO will obtain unilateral control of each joint venture, which will require OPCO to consolidate the five joint venture companies in accordance with GAAP.

(e) OPCO’s incurrence of additional debt to increase its outstanding debt to $1.08 billion (excluding debt relating to its five 50%-owned joint ventures, which as of June 30, 2006 totaled $237.3 million) and Teekay Shipping Corporation’s contribution to OPCO of interest rate swaps with a notional principal amount of $1.09 billion, a weighted-average fixed interest rate of 5.5% (including the margin OPCO pays on its floating-rate debt) and a weighted-average remaining term of 9.7 years. As of June 30, 2006, the net amount of the additional debt would have been $536.5 million. In connection with this additional debt and a restructuring of OPCO’s debt facilities, OPCO would have incurred $6.0 million of loan arrangement and amendment fees and written off the unamortized balance of the capitalized loan costs on one of its revolving credit facilities that was prepaid and will be cancelled prior to the closing of the Partnership’s initial public offering. As at January 1, 2005 and June 30, 2006, this write-off would have been $3.4 million and $2.9 million, respectively. Had these transactions been completed on January 1, 2005 and had there been no prepayments of debt during the period from January 1, 2005 to June 30, 2006, OPCO’s interest expense would have increased by $39.7 million and $14.1 million for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively. Consequently, the Partnership’s pro forma interest expense for the year end December 31, 2005 and the six months ended June 30, 2006 includes interest of $60.0 million and $29.5 million, respectively, from $1.08 billion of outstanding debt at a weighted-average fixed rate of 5.5%, amortization of capitalized loan costs of $1.2 million and $0.6 million, and commitment commissions on the undrawn portion of OPCO’s revolving credit facilities of $0.7 million and $0.3 million for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

(f) OPCO’s repayment of all of its advances from affiliates, which advances as of January 1, 2005 and June 30, 2006 were $630.9 million and $433.8 million, respectively. Had this repayment been made on January 1, 2005, OPCO’s interest expense would have decreased by $14.8 million and $6.8 million, respectively, and OPCO’s foreign currency exchange gain and loss would have decreased by $24.2 million and $13.1 million, respectively, for the year ended December 31, 2005 and the six months ended June 30, 2006.

TEEKAY OFFSHORE PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(g) OPCO’s declaration and payment of a dividend to Teekay Shipping Corporation in an amount sufficient to decrease OPCO’s outstanding cash balance to $90.0 million. As of June 30, 2006, this amount would have been $154.1 million. To the extent OPCO’s advances from affiliates are settled through ways that do not involve cash, such as conversion to equity or contribution of the advances to OPCO, it is assumed that the amount of the dividend would be increased by a corresponding amount.

4.	Initial Public Offering Transactions of the Partnership — Pro Forma Adjustments and Assumptions
      The unaudited pro forma consolidated financial statements give pro forma effect to the following:

(a) The Partnership’s incurrence of estimated incremental general and administrative expenses of $1.5 million annually, or $0.4 million quarterly, including costs associated with annual reports to shareholders, corporate tax compliance, investor relations, registrar and transfer agent’s fees, director and officer liability insurance costs and directors compensation and travel expenses, including expenses associated with the 2006 Long-Term Incentive Plan. The Partnership has estimated this amount based on the experience of its affiliate, Teekay LNG Partners L.P., which is a publicly-traded limited partnership.

(b) The Partnership’s receipt of gross proceeds of $147.0 million from the issuance and sale of 7,000,000 common units to the public, at an initial public offering price of $21.00 per common unit.

(c) The Partnership’s payment of estimated underwriting discounts, commissions and structuring fees of $9.9 million and estimated offering expenses of $2.7 million in connection with the initial public offering.

(d) The Partnership’s acquisition from Teekay Shipping Corporation of a 25.99% limited partner interest in OPCO and the 0.01% general partner interest in OPCO through the Partnership’s ownership of OPCO’s general partner, Teekay Offshore Operating GP L.L.C., in exchange for the Partnership’s:

•	issuance to Teekay Shipping Corporation of 2,800,000 common units and 9,800,000 subordinated units of the Partnership;

•	issuance to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation, of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights; and

•	issuance to Teekay Shipping Corporation of the TSC Notes, which will occur prior to the closing of this offering. The amount of the TSC Notes will approximate the amount of the net proceeds from the initial public offering, which are estimated to be $134.4 million.

The pro forma non-controlling interest (represented by Teekay Shipping Corporation’s 74.0% limited partner interest) of the net income of OPCO for the year ended December 31, 2005 and the six months ended June 30, 2006 was $81.5 million and $18.1 million, respectively.

(e) The repayment of the TSC Notes due to Teekay Shipping Corporation with the net proceeds from the initial public offering.

TEEKAY OFFSHORE PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

5.	Commitments and Contingencies
      Commitments and contingencies of Teekay Offshore Partners Predecessor are set out in the unaudited combined consolidated interim financial statements for the six months ended June 30, 2006 and 2005 contained elsewhere in this prospectus.

6.	Net Income Per Unit

	Common	Subordinated	All Unit
	Unit Holders	Unit Holders	Holders

	(in thousands, except number of units and per
	unit data)
Year Ended December 31, 2005
Pro forma Net Income	$13,720	$12,856	$26,576
Pro forma Weighted Average Number of Units Outstanding	9,800,000	9,800,000	19,600,000

Pro forma Net Income Per Unit	$1.40	$1.31	$1.36

Six Months Ended June 30, 2006
Pro forma Net Income	$5,493	$—	$5,493
Pro forma Weighted Average Number of Units Outstanding	9,800,000	9,800,000	19,600,000

Pro forma Net Income Per Unit	$0.56	$—	$0.28

      The pro forma weighted-average number of units outstanding is based upon the pro forma issuance of common units and subordinated units by the Partnership on January 1, 2005. Please read Note 1.

AUDITED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS
OF
TEEKAY OFFSHORE PARTNERS PREDECESSOR

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders of
TEEKAY OFFSHORE PARTNERS PREDECESSOR
      We have audited the accompanying combined consolidated balance sheets of Teekay Offshore Partners Predecessor as of December 31, 2005 and 2004, as described in Note 1, and the related combined consolidated statements of income, changes in owner’s equity and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of Teekay Offshore Partners Predecessor at December 31, 2005 and 2004, and the combined consolidated results of its operations and its cash flows for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada,
August 25, 2006

TEEKAY OFFSHORE PARTNERS PREDECESSOR (Note 1)
AUDITED COMBINED CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	2004	2005

	(in thousands of U.S. dollars)
VOYAGE REVENUES (including $249,837 for 2004 and $254,080 for 2005 of voyage revenues from related parties — notes 11b, 11e, 11g, 11i and 11j)	$986,504	$807,548
OPERATING EXPENSES
Voyage expenses (including $336 for 2004 and $600 for 2005 of voyage expenses from related parties — note 11h)	118,819	74,543
Vessel operating expenses	105,595	104,475
Time-charter hire expense	372,449	373,536
Depreciation and amortization	118,460	107,542
General and administrative (including $4,724 for 2004 and $5,438 for 2005 of general and administrative expenses from related parties — note 11f)	65,819	85,856
Vessel and equipment writedowns and (gain) loss on sale of vessels (note 16)	(3,725)	2,820
Restructuring charge (note 10)	—	955

Total operating expenses	777,417	749,727

Income from vessel operations	209,087	57,821

OTHER ITEMS
Interest expense	(43,957)	(39,791)
Interest income	2,459	4,605
Equity income from joint ventures	6,162	5,199
Gain on sale of marketable securities (note 11k)	94,222	—
Foreign currency exchange gain (loss) (note 5)	(37,910)	34,178
Income tax recovery (expense) (note 13)	(28,188)	13,873
Other — net (note 10)	11,897	8,862

Total other items	4,685	26,926

Net income	$213,772	$84,747

The accompanying notes are an integral part of the combined consolidated financial statements.

TEEKAY OFFSHORE PARTNERS PREDECESSOR (Note 1)
AUDITED COMBINED CONSOLIDATED BALANCE SHEETS

	As at December 31,

	2004	2005

	(in thousands of U.S. dollars)
ASSETS
Current
Cash and cash equivalents (notes 1 and 6)	$143,729	$128,986
Accounts receivable, net of allowance for doubtful accounts of $987 (December 31, 2004 — $461)	47,554	34,425
Vessels held for sale (note 16)	19,116	—
Net investment in direct financing leases — current (notes 1 and 14b)	12,440	20,240
Prepaid expenses	16,451	36,475
Other current assets	11,927	6,218

Total current assets	251,217	226,344

Vessels and equipment (notes 1 and 6)
At cost, less accumulated depreciation of $436,753 (December 31, 2004 — $445,954)	1,391,720	1,265,630
Vessels under capital leases, at cost, less accumulated depreciation of $3,308 (December 31, 2004 — $1,899) (note 8)	35,761	34,434

Total vessels and equipment	1,427,481	1,300,064

Net investment in direct financing leases (notes 1 and 14b)	96,775	100,996
Investment in joint ventures (notes 1 and 14a)	31,134	34,402
Other assets	12,089	13,160
Intangible assets — net (note 3)	93,370	78,502
Goodwill (note 3)	128,576	130,549

Total assets	$2,040,642	$1,884,017

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable	$8,641	$16,808
Accrued liabilities (note 4)	28,872	30,750
Current portion of long-term debt (note 6)	48,597	—
Current obligation under capital leases (note 8)	1,247	1,355
Advances from affiliates (note 5)	591,925	559,250

Total current liabilities	679,282	608,163

Long-term debt (note 6)	534,983	398,360
Obligation under capital lease (note 8)	34,246	32,890
Deferred income taxes (notes 1 and 13)	113,713	57,884
Other long-term liabilities	4,930	34,482

Total liabilities	1,367,154	1,131,779

Commitments and contingencies (notes 7, 8, 12 and 14)
Minority interest	14,276	11,859
Owner’s equity	659,212	740,379

Total liabilities and owner’s equity	$2,040,642	$1,884,017

The accompanying notes are an integral part of the combined consolidated financial statements.

TEEKAY OFFSHORE PARTNERS PREDECESSOR (Note 1)
AUDITED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2004	2005

	(in thousands of U.S. dollars)
Cash and cash equivalents provided by (used for):
OPERATING ACTIVITIES
Net income	$213,772	$84,747
Non-cash items:
Depreciation and amortization	118,460	107,542
(Gain) loss on sale of vessels	(3,725)	(9,423)
(Gain) loss on sale of marketable securities, net of writedowns	(94,222)	—
Loss on writedown of vessels and equipment	—	12,243
Equity income (net of dividends received: December 31, 2004 — $7,500; December 31, 2005 — $2,750)	1,338	(2,449)
Income taxes	28,019	(14,202)
Unrealized foreign exchange (gain) loss and other — net	25,833	(39,816)
Change in non-cash working capital items related to operating activities (note 15)	(37,709)	22,951
Expenditures for drydocking	(9,174)	(8,906)

Net operating cash flow	242,592	152,687

FINANCING ACTIVITIES
Proceeds from long-term debt	403,000	1,226,804
Capitalized loan costs	(4,333)	(639)
Scheduled repayments of long-term debt	(58,480)	(29,884)
Prepayments of long-term debt	(662,715)	(1,382,140)
Repayments of capital lease obligations	(1,159)	(1,248)
Investment in subsidiaries from minority owners	—	8,000
Distribution from subsidiaries to minority owners	(2,347)	(9,618)
Net (advances to)/proceeds from affiliates	256,324	(12,829)

Net financing cash flow	(69,710)	(201,554)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(170,630)	(24,760)
Proceeds from sale of vessels and equipment	58,742	73,220
Purchase of marketable securities	(163,869)	—
Proceeds from sale of marketable securities	135,357	—
Investment in direct financing leases	(53,273)	(23,708)
Repayment of direct financing leases	9,381	12,440
Other	(5,818)	(3,068)

Net investing cash flow	(190,110)	34,124

(Decrease) in cash and cash equivalents	(17,228)	(14,743)
Cash and cash equivalents, beginning of the period	160,957	143,729

Cash and cash equivalents, end of the period	$143,729	$128,986

Supplemental cash flow disclosure (notes 1 and 15)
Non-cash financing activities (note 11c)
The accompanying notes are an integral part of the combined consolidated financial statements.

TEEKAY OFFSHORE PARTNERS PREDECESSOR (Note 1)
AUDITED COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN OWNER’S EQUITY

		Accumulated
		Other
		Comprehensive		Total
	Owner’s	Income	Comprehensive	Owner’s
	Equity	(Loss)	Income	Equity

	(in thousands of U.S. dollars)
Balance as at December 31, 2003	$530,677	$(883)		$529,794

Net income	213,772		213,772	213,772
Other comprehensive income:
Unrealized loss on marketable securities		93,985	93,985	93,985
Reclassification adjustment for gain on marketable securities included in net income		(94,222)	(94,222)	(94,222)
Unrealized gain on derivative instruments (note 12)		53	53	53
Reclassification adjustment for loss on derivatives included in net income (note 12)		477	477	477

Comprehensive income			214,065

Norwegian group tax contributions (note 11a)	1,415			1,415
Sale of chartering rights (note 11b)	5,225			5,225
Equity contribution by Teekay Shipping Corporation (note 11c)	35,291			35,291
Sale of marketable securities (note 11k)	(126,578)			(126,578)

Balance as at December 31, 2004	659,802	(590)		659,212

Net income	84,747		84,747	84,747
Other comprehensive income:
Unrealized gain on derivative instruments (note 12)		792	792	792
Reclassification adjustment for gain on derivatives included in net income (note 12)		(94)	(94)	(94)

Comprehensive income			85,445

Norwegian group tax contributions (note 11a)	(1,185)			(1,185)
Sale of Dania Spirit (note 11d)	(3,093)			(3,093)

Balance as at December 31, 2005	$740,271	$108		$740,379

The accompanying notes are an integral part of the combined consolidated financial statements.

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation
      During August 2006, Teekay Shipping Corporation formed Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the Partnership), as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s proposed public offering of its common-units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), including a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through its ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner. Prior to the public offering, Teekay Shipping Corporation will transfer eight Aframax-class conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one floating storage and offtake unit (or FSO unit) to Teekay Offshore Australia Trust. Teekay Shipping Corporation will then transfer to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc. (or Teekay Nordic), Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, which include the eight Aframax-class conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor, the Predecessor or the Company. At the closing of the Partnership’s initial public offering, Teekay Shipping Corporation will sell to the Partnership the 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO, in exchange for (a) the issuance to Teekay Shipping Corporation of 2,800,000 common units and 9,800,000 subordinated units of the Partnership and of a non-interest bearing promissory note and (b) the issuance of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation. These transfers will represent a reorganization of entities under common control and will be recorded at historical cost. At December 31, 2005, the Predecessor had a fleet of 40 shuttle tankers (25 owned and 15 chartered-in), 38 conventional tankers (10 owned and 28 chartered-in) and three owned FSO units.
      The combined consolidated financial statements for the years ended and as at December 31, 2005 and 2004 reflect the combined consolidated financial position, results of operations and cash flows of the Predecessor and its subsidiaries. In the preparation of these combined consolidated financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment, were allocated based on the Predecessor’s proportionate share of Teekay Shipping Corporation’s total ship-operating (calendar) days for each of the periods presented. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor. The combined consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Significant intercompany balances and transactions have been eliminated upon consolidation.
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reporting currency
      The combined consolidated financial statements are stated in U.S. Dollars because the Company operates in international shipping markets, the Company’s primary economic environment, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined consolidated statements of income.

Operating revenues and expenses
      The Company recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. All voyage revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. The combined consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods. As at December 31, 2005, the deferred portion of revenues, which is included in accrued liabilities, was $1.4 million. There was no deferred revenue at December 31, 2004. As at December 31, 2005 and 2004, the deferred portion of expenses, which is included in prepaid expenses, was $11.8 million and $7.1 million, respectively.
      Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses are recognized ratably over the duration of the voyage, and vessel operating expenses are recognized when incurred. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred.

Cash and cash equivalents
      The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.
      Cash interest paid during the years ended December 31, 2005 and 2004 totaled $38.1 million and $45.0 million, respectively.

Marketable securities
      The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income (loss).

Vessels and equipment
      All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased to the standards required to properly service the Company’s customers are capitalized.

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Capitalization of supervision and technical costs for the year ended December 31, 2004 totaled $1.2 million. No such costs were capitalized in 2005.
      Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment for the years ended December 31, 2005 and 2004 totaled $86.0 million and $94.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases (please see Note 8).
      Interest costs capitalized to vessels and equipment for the year ended December 31, 2004, totaled $0.3 million. No interest costs were capitalized for the year ended December 31, 2005.
      Generally, the Company drydocks each shuttle tanker and conventional oil tanker every two and a half to five years. FSO units generally are not drydocked. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2005 and 2004 aggregated $6.7 million and $5.6 million, respectively.
      The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value (please see Note 16).

Direct financing leases
      The Company assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Investment in joint ventures
      The Company has a 50% participating interest in six joint venture companies (2004 — six). Five of these joint ventures each own one shuttle tanker. The remaining joint venture has a first right of refusal on Statoil ASA’s oil transportation requirements at the prevailing market rate until December 31, 2007. The joint ventures are accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings.

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Loan costs
      Loan costs, including fees, commissions and legal expenses, are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

Goodwill and intangible assets
      Goodwill is not amortized, but reviewed for impairment annually or more frequently as impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives.
      The Company’s intangible assets, which consist of contracts of affreightment acquired as part of the purchase in April 2003 of Navion AS (or Navion), are amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Derivative instruments
      The Company utilizes derivative financial instruments to reduce interest rate risks and does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities.
      Derivative instruments are recorded as other assets or other long-term liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income (please see Note 12).

Income taxes
      The Company’s Australian ship-owning subsidiaries and its Norwegian subsidiaries are subject to income taxes. Deferred income taxes were $57.9 million and $113.7 million as at December 31, 2005 and as at December 31, 2004, respectively. The Company accounts for such taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes.

Comprehensive income (loss)
      The Company follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the combined consolidated financial statements.

Recent accounting pronouncements
      In July 2006, the Financial Accounting Standards Board (or FASB) issued Interpretation No. 48 (or FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 will

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, that the adoption of FIN 48 will have on the Company’s combined consolidated financial position or results of operations.

2.	Segment Reporting
      The Company is engaged in the international marine transportation of crude oil through the operation of its oil tankers and FSO units. The Company’s revenues are earned in international markets.
      The Company has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its FSO segment. The Company’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Company’s conventional tanker segment consists of conventional tankers operating either on fixed-rate time-charter contracts, on the spot market, or on time charters priced on a spot-market basis. The Company’s FSO segment consists of its FSO units subject to fixed-rate time-charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s combined consolidated financial statements.
      The following table presents voyage revenues and percentage of combined consolidated voyage revenues for customers that accounted for more than 10.0% of the Company’s combined consolidated voyage revenues during the years presented.

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2005

Teekay Shipping Corporation subsidiaries(1)	$396.8 or 40%	$253.1 or 31%
Statoil ASA(2)(3)	$189.7 or 19%	$184.7 or 23%

(1)	Conventional tanker and FSO segments.

(2)	Shuttle tanker segment.

(3)	Statoil ASA is an international oil company.

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
     The following tables present results for these segments for the years ended December 31, 2004 and 2005.

	Shuttle	Conventional
	Tanker	Tanker	FSO
Year Ended December 31, 2004	Segment	Segment	Segment	Total

Voyage revenues	$550,445	$411,181	$24,878	$986,504
Voyage expenses	69,362	49,457	—	118,819
Vessel operating expenses	76,197	22,790	6,608	105,595
Time charter hire expense	177,576	194,873	—	372,449
Depreciation and amortization	89,593	20,561	8,306	118,460
General and administrative(1)	45,403	19,097	1,319	65,819
Vessels and equipment writedowns/(gain) loss on sale of vessels	(3,725)	—	—	(3,725)

Income from vessel operations	$96,039	$104,403	$8,645	$209,087

Voyage revenues — intersegment	$4,607	—	—	$4,607
Equity income (loss) from joint ventures	6,351	(189)	—	6,162
Investments in joint ventures at December 31, 2004	30,603	531	—	31,134
Total assets at December 31, 2004	1,408,028	319,688	81,176	1,808,892
Expenditures for vessels and equipment	117,792	37,003	15,835	170,630

	Shuttle	Conventional
	Tanker	Tanker	FSO
Year Ended December 31, 2005	Segment	Segment	Segment	Total

Voyage revenues	$516,758	$266,593	$24,197	$807,548
Voyage expenses	68,308	5,419	816	74,543
Vessel operating expenses	75,196	22,679	6,600	104,475
Time charter hire expense	169,687	203,849	—	373,536
Depreciation and amortization	77,083	21,112	9,347	107,542
General and administrative(1)	55,010	29,026	1,820	85,856
Vessels and equipment writedowns/(gain) loss on sale of vessels	2,820	—	—	2,820
Restructuring charge	955	—	—	955

Income from vessel operations	$67,699	$(15,492)	$5,614	$57,821

Voyage revenues — intersegment	4,607	—	—	4,607
Equity income (loss) from joint ventures	5,235	(36)	—	5,199
Investments in joint ventures at December 31, 2005	33,907	495	—	34,402
Total assets at December 31, 2005	1,277,195	315,086	72,472	1,664,753
Expenditures for vessels and equipment	22,760	2,000	—	24,760

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
     A reconciliation of total segment assets to total assets presented in the combined consolidated balance sheet is as follows:

	December 31,	December 31,
	2004	2005

Shuttle tanker segment	$1,408,028	$1,277,195
Conventional tanker segment	319,688	315,086
FSO segment	81,176	72,472
Cash and cash equivalents	143,729	128,986
Accounts receivable, prepaid expenses and other assets	88,021	90,278

Combined consolidated total assets	$2,040,642	$1,884,017

3.	Goodwill and Intangible Assets
      The changes in the carrying amount of goodwill for the year ended December 31, 2005 for the Company’s reporting segments are as follows:

	Shuttle	Conventional
	Tanker	Tanker	FSO
	Segment	Segment	Segment	Total

Balance as of December 31, 2004	$128,576	—	—	$128,576
Goodwill acquired	1,973	—	—	1,973

Balance as of December 31, 2005	$130,549	—	—	$130,549

      As at December 31, 2005 and 2004, intangible assets consisted of:

		December 31, 2004			December 31, 2005
Weighted-
	Average	Gross		Net	Gross		Net
	Amortization	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount	Amount	Amortization	Amount

(years)
Contracts of affreightment	10.2	$124,250	$(30,880)	$93,370	$124,250	$(45,748)	$78,502
      Aggregate amortization expense of intangible assets for the year ended December 31, 2005 was $14.9 million ($18.4 million — 2004). Amortization of intangible assets for the five years subsequent to December 31, 2005 is expected to be $12.1 million (2006), $11.1 million (2007), $10.1 million (2008), $9.1 million (2009), and $8.1 million (2010).

4.	Accrued Liabilities

	December 31,	December 31,
	2004	2005

Voyage and vessel	$21,598	$24,793
Interest	777	712
Payroll and benefits	6,497	4,290
Restructuring costs	—	955

	$28,872	$30,750

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

5.	Advances from Affiliates

	December 31,	December 31,
	2004	2005

Norwegian Kroner-denominated Demand Promissory Note (7.5%)	$175,830	$157,842
Norwegian Kroner-denominated Demand Promissory Note (non-interest bearing)	12,691	6,797
Australian Dollar-denominated Demand Promissory Note (8.0%)	19,898	18,720
Other (non-interest bearing with no fixed terms of repayment)	383,506	375,891

	$591,925	$559,250

      As at December 31, 2005, Teekay Shipping Corporation and certain of its subsidiaries had loaned the Company 1.1 billion Norwegian Kroner ($164.6 million) and 25.5 million Australian Dollars ($18.7 million). These promissory notes, which are due on demand, are unsecured.
      The interest expense incurred on the interest-bearing demand promissory notes for the years ended December 31, 2005 and 2004 were $14.8 million and $16.4 million, respectively.
      All Norwegian Kroner-denominated and Australian Dollar-denominated advances are revalued at the end of each period using the then prevailing Norwegian Kroner/ U.S. Dollar and Australian Dollar/ U.S. Dollar exchange rates. Due substantially to this revaluation, the Company recognized foreign exchange gains of $34.2 million during the year ended December 31, 2005 and a foreign exchange loss of $37.9 million during the year ended December 31, 2004.

6.	Long-Term Debt

	December 31,	December 31,
	2004	2005

Revolving Credit Facilities	$495,000	$398,360
First Preferred Ship Mortgage Notes (8.32%)	29,088	—
Term Loans due through 2019	59,492	—

	583,580	398,360
Less current portion	48,597	—

	$534,983	$398,360

      As at December 31, 2005, the Company had three long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $998.4 million, of which $600.0 million was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2005, the margins ranged between 0.60% and 0.70% (2004 — 0.65% and 0.88%). The total amount available under the Revolvers reduces by $99.0 million (2006), $100.3 million (2007), $315.5 million (2008), $41.8 million (2009), $43.3 million (2010) and $398.5 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 31 of the Company’s vessels, together with other related collateral, including a guarantee from Teekay Shipping Corporation for all outstanding amounts.
      The Revolvers require that Teekay Shipping Corporation and its subsidiaries maintain a minimum level of free cash. As at December 31, 2005, this amount was $100.0 million. The Revolvers also require that Teekay Shipping Corporation and its subsidiaries maintain a minimum aggregate level of free liquidity

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
and undrawn revolving credit lines with at least six months to maturity. As at December 31, 2005, this amount was $110.5 million.
      On February 1, 2005, the Company repaid $25.7 million of the 8.32% First Preferred Ship Mortgage Notes (or the 8.32% Notes). On March 30, 2005, the Company effectively repaid the remaining $3.4 million outstanding 8.32% Notes by depositing with the trustee, The Bank of New York, an amount that will satisfy the outstanding principal and accrued interest on the one remaining semi-annual repayment. As a result of these transactions, the 8.32% Notes are no longer collateralized by first-preferred mortgages on any of the Company’s vessels and they are not guaranteed by Teekay Shipping Corporation or any of its subsidiaries.
      The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2005 was 5.1% (December 31, 2004 — 3.4%).
      The aggregate annual long-term debt principal repayments required to be made for the five years subsequent to December 31, 2005 are $0.0 million (2006), $18.0 million (2007), $285.8 million (2008), $10.8 million (2009), $10.8 million (2010) and $73.0 million (thereafter).

7.	Operating Leases

Charters-out
      Time charters and bareboat charters of the Company’s vessels to third parties are accounted for as operating leases. As at December 31, 2005, minimum scheduled future revenues to be received by the Company under time charters and bareboat charters then in place were approximately $771.0 million, comprised of $130.1 million (2006), $109.8 million (2007), $96.4 million (2008), $91.6 million (2009), $80.5 million (2010) and $262.6 million (thereafter).
      The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

Charters-in
      As at December 31, 2005, minimum commitments owing by the Company under vessel operating leases by which the Company charters-in vessels were approximately $995.4 million, comprised of $291.8 million (2006), $165.8 million (2007) $103.0 million (2008), $79.4 million (2009), $78.4 million (2010) and $277.0 million (thereafter).
      During March 2005, the Company sold and leased back a 1991-built shuttle tanker that is now being accounted for as an operating lease. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease.

8.	Capital Lease Obligation
      As at December 31, 2005, the Company was a party, as lessee, to a fixed-rate capital lease on one conventional Aframax-class tanker, the Fuji Spirit. Under the terms of the lease arrangement, which include the Company’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Company is required to purchase the vessel at the end of its lease term for a fixed price. The Company has an option to purchase the vessel during the term of the lease. The annual interest rate implicit in this capital lease, at the inception of the lease, was 8.3%. As at December 31, 2005, the remaining

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
commitments under this capital lease, including the purchase obligation, approximated $57.3 million, including imputed interest of $23.0 million, repayable as follows:

Year	Commitment

2006	$4.1 million
2007	4.1 million
2008	4.1 million
2009	4.1 million
2010	4.1 million
Thereafter	36.8 million

9.	Fair Value of Financial Instruments
      Long-term debt — The fair values of the Company’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
      Interest rate swap agreements — The fair value of these financial instruments, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counter parties.
      The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2004		December 31, 2005

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Cash and cash equivalents	$143,729	$143,729	$128,986	$128,986
Long-term debt	583,580	584,047	398,360	398,360
Capital lease obligation	35,493	42,684	34,245	40,015
Derivative instruments (note 12)
Interest rate swap agreements	(649)	(649)	108	108
      The Company transacts all of its derivative instruments through investment-grade rated financial institutions and requires no collateral from these institutions.

10.	Restructuring Charge and Other Income

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2005

Minority interest expense	$(2,167)	$(229)
Write-down in the carrying value of marketable securities	—	—
Volatile organic compound emissions plant lease income	8,448	11,001
Dividend income	5,679	—
Miscellaneous	(63)	(1,910)

Other — net	$11,897	$8,862

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
      During the year ended December 31, 2005, the Company relocated certain operational functions within Norway and closed its office in Sandefjord, Norway. As a result, the Company incurred $1.0 million of restructuring costs during 2005.

11.	Related Party Transactions
      a. During 2004, rate-effected income tax losses of $1.4 million that were generated by Norwegian subsidiaries of Teekay Shipping Corporation were transferred to the Company’s Norwegian subsidiaries. The transfer of these income tax losses were used to reduce the Company’s tax payable and has been accounted for as an equity contribution.
      During 2005, rate-effected income tax losses of $1.2 million that were generated by the Company’s Norwegian subsidiaries were transferred to the Norwegian subsidiaries of Teekay Shipping Corporation. The transfer of these income tax losses has been accounted for as an equity distribution.
      b. During March 2004, a subsidiary of Teekay Shipping Corporation acquired from Navion Shipping Ltd. (a subsidiary of the Company) the right to charter-in and market Navion Shipping Ltd.’s vessels in the spot market at a fee of 1.25% over Navion Shipping Ltd.’s charter-in cost. The cost to obtain this right was $5.2 million and has been accounted for as an equity contribution.
      During 2005 and 2004, the Company earned $205.9 million and $156.0 million, respectively, of time charter revenue pursuant to this agreement with Navion Shipping Ltd.
      During 2005 and 2004, the Company earned $8.2 million and $8.7 million, respectively, of management fees from commercial management services provided to a subsidiary of Teekay Shipping Corporation, relating to the vessels chartered from Navion Shipping Ltd.
      c. During 2004, the Kilimanjaro Spirit, a 2004-built Aframax conventional oil tanker, was transferred by a subsidiary of Teekay Shipping Corporation to the Company. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The transfer of the vessel has been accounted for as an equity contribution.
      d. During 2005, the Company sold the Dania Spirit (a 2000-built liquid petroleum gas carrier) to a subsidiary of Teekay Shipping Corporation for $18.0 million. The resulting $3.1 million loss on sale has been accounted for as an equity distribution.
      e. Seven of the Company’s Aframax tankers have been employed on time-charter contracts with a subsidiary of Teekay Shipping Corporation at various times during the previous three years. Pursuant to these time-charter contracts, the Company earned voyage revenues of $27.9 million and $70.1 million during the years ended December 31, 2005 and 2004, respectively.
      f. Eight of the Company’s Aframax conventional oil tankers and two FSO units have been managed by subsidiaries of Teekay Shipping Corporation. Pursuant to the associated management services agreements, the Company incurred general and administrative expenses of $5.4 million and $4.7 million during the years ended December 31, 2005 and 2004, respectively (please see Note 1).
      g. One of the Company’s FSO units has been employed on a long-term bareboat charter with a subsidiary of Teekay Shipping Corporation. Pursuant to this charter contract, the Company has earned voyage revenues of $5.4 million and $3.9 million during the years ended December 31, 2005 and 2004, respectively.
      h. The Company’s shuttle tankers that service its contracts of affreightment have been employed on voyage charters when the Company has excess shuttle tanker capacity. For certain voyage charters, a

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
subsidiary of Teekay Shipping Corporation will provide ship brokerage services to the Company. The Company incurred $0.6 million and $0.3 million of voyage expenses relating to these services during the years ended December 31, 2005 and 2004, respectively.
      i. The Company’s shuttle tankers, which are typically employed on long-term time-charters, have been employed on short-term time charters with a subsidiary of Teekay Shipping Corporation where there were periods between the ending of one long-term time-charter and the beginning of another long-term time-charter. Pursuant to these short-term time-charters, the Company earned voyage revenues of $1.2 million and $4.6 million during the years ended December 31, 2005 and 2004, respectively.
      j. One of the Company’s shuttle tankers has been employed on a long-term bareboat charter with one of the Company’s joint ventures. Pursuant to the charter contract, the Company earned voyage revenues of $5.4 million and $6.5 million during the years ended December 31, 2005 and 2004, respectively.
      k. During April 2004, the Company acquired 5,812,000 shares in A/ S Dampskibsselskabet Torm from a subsidiary of Teekay Shipping Corporation for proceeds of $163.9 million. The excess of the proceeds paid by the Company over Teekay Shipping Corporation’s original cost of the shares has been accounted for as an equity distribution of $126.6 million. During the year ended December 31, 2004, the Company sold this investment to an unrelated party for proceeds of $130.6 million, which resulted in a gain on sale of marketable securities of $93.3 million.

12.	Derivative Instruments and Hedging Activities
      The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from changes in interest rates.
      As at December 31, 2005, the Company was committed to the following interest rate swap agreement related to its LIBOR-based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

			Fair Value/	Weighted-
			Carrying	Average	Fixed
	Interest Rate	Principal	Amount of	Remaining	Interest
	Index	Amount	Liability	Term	Rate(1)

(years)
U.S. Dollar-denominated interest rate swap(2)	LIBOR	$29,700	$108	8.5	4.7%

(1)	Excludes the margins the Company pays on its variable-rate debt (including the debt of its joint ventures), which as at December 31, 2005, ranged from 0.6% to 0.8%.

(2)	Principal amount reduces semiannually by $1.1 million.
      The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreement; however, the Company does not anticipate non-performance by any of the counter parties.
      During the year ended December 31, 2005, the Company recognized a net loss of $0.2 million (2004 — net loss of $0.1 million) relating to the ineffective portion of its interest rate swap agreement. The ineffective portion of this derivative instrument is presented as equity income from joint ventures.
      As at December 31, 2005, the Company estimated, based on then-existing interest rates, that it would reclassify approximately $0.1 million of net gain on derivative instruments from accumulated other

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
comprehensive income to earnings during the next 12 months due to the payment of interest expense associated with the Company’s floating-rate debt.
      As at December 31, 2005 and 2004, the Company’s accumulated other comprehensive income (loss) of $0.1 million and $(0.6) million, respectively, consisted of unrealized gain (loss) on derivative instruments.

13.	Income Taxes
      The significant components of the Company’s deferred tax liabilities and assets follow:

	December 31,	December 31,
	2004	2005

Deferred tax liabilities:
Vessels and equipment	$79,221	$51,483
Long-term debt	40,387	8,120

Total deferred tax liabilities	119,608	59,603
Deferred tax assets:
Goodwill and intangible assets	4,789	1,304
Provisions	1,106	415

Total deferred tax assets	5,895	1,719

Net deferred tax liabilities	113,713	57,884
Current portion	—	—

Long-term portion of net deferred tax liabilities	$113,713	$57,884

      The components of income before income taxes follow:

	December 31,	December 31,
	2004	2005

Foreign	$241,960	$70,874
Domestic	—	—

	$241,960	$70,874

      Substantially all of the above foreign income resulted from the operations of companies that were subject to income taxes in their countries of incorporation.
      The components of the provision for income taxes follow:

	December 31,	December 31,
	2004	2005

Current	$(589)	$(3,546)
Deferred	(27,599)	17,419

Income tax recovery (expense)	$(28,188)	$13,873

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
      Reconciliations of the actual income tax rate attributable to pretax income and the applicable statutory income tax rate follow:

	December 31,	December 31,
	2004	2005

Actual income tax provision/(credit) rate	11.6%	(19.6)%
Income not subject to income taxes	16.4	47.6

Applicable statutory income tax provision rate	28.0%	28.0%

14.	Commitments and Contingencies

a) Joint Ventures
      The Company has guaranteed its share of the outstanding vessel mortgage debt in two 50%-owned joint venture companies. As at December 31, 2005, the Company had guaranteed $48.7 million, or 50% of the total $97.4 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of two shuttle tankers.

b) Volatile Organic Compound Emissions Plants
      The Company has been awarded a contract by a consortium of major oil companies to construct and install on seven of its shuttle tankers volatile organic compound emissions plants, which reduce emissions during cargo operations. These plants will be leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the end of 2006 at a total cost of approximately $106.1 million. As at December 31, 2005, the Company had made payments towards these commitments of approximately $84.1 million, with approximately $22.0 million of remaining payments required to be made in 2006 towards these commitments.

c) Other
      The Company enters into indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

15.	Change in Non-Cash Working Capital Items Related to Operating Activities

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2005

Accounts receivable	$34,755	$13,129
Prepaid expenses and other assets	(10,857)	(17,471)
Accounts payable and accrued liabilities	(11,360)	5,429
Advances from affiliates	(50,247)	21,864

Change in non-cash working capital items	$(37,709)	$22,951

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE AUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

16.	Vessel Sales and Writedowns on Vessels and Equipment
      During 2005, the Company sold two shuttle tankers built in 1981 and 1986. The results for the year ended December 31, 2005 include a gain on sale from these vessels totaling $9.1 million.
      In March 2005, the Company sold and leased back a 1991-built shuttle tanker that is now being accounted for as an operating lease. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease. The amortization of this deferred gain was $0.3 million in 2005.
      The results for the year ended December 31, 2005 include $12.2 million of writedowns of certain offshore equipment due to a lower estimated net realizable value arising from the early termination of a contract in June 2005.
      During 2004, the Company sold one 1982-built shuttle tanker. The results for the year ended December 31, 2004 include a $3.7 million gain on sale from this vessel.

17.	Subsequent Events
      a. In February 2006, Teekay Shipping Corporation announced that it has been awarded long-term contracts to charter two Suezmax shuttle tankers and one Aframax-class shuttle tanker to a subsidiary of Petróleo Brasileiro S.A. The vessels will be chartered from a subsidiary of Norsk Teekay, at fixed-rates for a period of 13 years, commencing at various dates during the second half of 2006 and the first quarter of 2007.
      b. During June 2006, the purchase option to acquire the Fuji Spirit (a 2003-built Aframax tanker currently on a 15-year bareboat charter to the Company) was exercised for $39 million. (Please see Note 8.)
      c. Effective July 1, 2006, the Company sold its subsidiary Navion Shipping Ltd. to a subsidiary of Teekay Shipping Corporation. At the time of the sale, all of the Company’s chartered-in conventional tankers were chartered-in by Navion Shipping Ltd. and subsequently time chartered to a subsidiary of Teekay Shipping Corporation at charter rates that provided a fixed 1.25% profit margin.

18.	Valuation and Qualifying Accounts

	Balance at	Balance at
	beginning of	end of
	year	year

Allowance for bad debts:
Year ended December 31, 2004	$407	$461
Year ended December 31, 2005	461	987
Restructuring cost accrual:
Year ended December 31, 2004	$—	$—
Year ended December 31, 2005	—	955

UNAUDITED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS
OF
TEEKAY OFFSHORE PARTNERS PREDECESSOR

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders of
TEEKAY OFFSHORE PARTNERS PREDECESSOR
      We have reviewed the accompanying combined consolidated balance sheet of Teekay Offshore Partners Predecessor as of June 30, 2006 as described in Note 1 and the related combined consolidated statements of income, changes in owner’s equity and cash flows for the six months ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management.
      We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
      Based on our reviews, we are not aware of any material modifications that should be made to the combined consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
      We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined consolidated balance sheet of Teekay Offshore Partners Predecessor as of December 31, 2005, and the related combined consolidated statements of income, changes in owner’s equity and cash flows for the year then ended, and in our report dated August 25, 2006, we expressed an unqualified opinion on those combined consolidated financial statements. In our opinion, the information set forth in the combined consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the combined consolidated balance sheet from which it has been derived.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada,
November 9, 2006

TEEKAY OFFSHORE PARTNERS PREDECESSOR (Note 1)
UNAUDITED COMBINED CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended
	June 30,

	2005	2006

	(in thousands of
	U.S. dollars)
VOYAGE REVENUES (including $120,518 for 2005 and $112,119 for 2006 of voyage revenues from related parties — notes 10b, 10d, 10f and 10h)	$400,315	$386,724

OPERATING EXPENSES
Voyage expenses (including $131 for 2005 and $357 for 2006 of voyage expenses from related parties — note 10g)	32,400	48,344
Vessel operating expenses	52,900	52,954
Time-charter hire expense	176,276	165,935
Depreciation and amortization	55,620	51,331
General and administrative (including $3,079 for 2005 and $2,694 for 2006 of general and administrative expenses from related parties — note 10e)	37,838	43,469
Vessel and equipment writedowns and loss on sale of vessels (note 14)	5,369	1,845
Restructuring charge (note 8)	—	453

Total operating expenses	360,403	364,331

Income from vessel operations	39,912	22,393

OTHER ITEMS
Interest expense	(20,100)	(24,504)
Interest income	2,271	3,291
Equity income from joint ventures	2,573	3,191
Foreign exchange (loss) gain (note 5)	25,730	(18,688)
Income tax recovery (expense) (note 12)	15,786	(7,762)
Other — net (note 8)	3,002	5,280

Total other items	29,262	(39,192)

Net income (loss)	$69,174	$(16,799)

The accompanying notes are an integral part of the unaudited interim combined consolidated financial statements.

TEEKAY OFFSHORE PARTNERS PREDECESSOR (Note 1)
UNAUDITED COMBINED CONSOLIDATED BALANCE SHEETS

	As at	As at
	December 31,	June 30,
	2005	2006

	(in thousands of U.S. dollars)
ASSETS
Current
Cash and cash equivalents (note 6)	$128,986	$133,962
Accounts receivable	34,425	28,355
Vessels held for sale	—	2,500
Net investment in direct financing leases — current (note 13c)	20,240	20,790
Prepaid expenses	36,475	53,373
Other current assets	6,218	17,866

Total current assets	226,344	256,846

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $468,765 (December 31, 2005 — $436,753)	1,265,630	1,227,007
Vessels under capital leases, at cost, less accumulated depreciation of $4,014 (December 31, 2005 — $3,308) (note 7)	34,434	33,758

Total vessels and equipment	1,300,064	1,260,765

Net investment in direct financing leases (note 13c)	100,996	95,116
Investment in joint ventures (note 13b)	34,402	36,260
Other assets	13,160	14,330
Intangible assets — net (note 3)	78,502	72,464
Goodwill (note 3)	130,549	130,549

Total assets	$1,884,017	$1,866,330

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable	$16,808	$14,312
Accrued liabilities	30,750	34,687
Current obligation under capital leases (note 7)	1,355	1,412
Advances from affiliates (note 5)	559,250	394,849

Total current liabilities	608,163	445,260

Long-term debt (note 6)	398,360	543,543
Obligation under capital leases (note 7)	32,890	32,188
Deferred income taxes	57,884	73,740
Other long-term liabilities	34,482	32,028

Total liabilities	1,131,779	1,126,759

Commitments and contingencies (notes 7 and 13)
Minority interest	11,859	11,770
Owner’s equity	740,379	727,801

Total liabilities and owner’s equity	$1,884,017	$1,866,330

The accompanying notes are an integral part of the unaudited interim combined consolidated financial statements.

TEEKAY OFFSHORE PARTNERS PREDECESSOR (Note 1)
UNAUDITED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2005	2006

	(in thousands of U.S. dollars)
Cash and cash equivalents provided by (used for):
OPERATING ACTIVITIES
Net income (loss)	$69,174	$(16,799)
Non-cash items:
Depreciation and amortization	55,620	51,331
Gain on sale of vessels	(4,831)	(305)
Loss on writedown of vessels and equipment	10,200	2,150
Equity income (net of dividends received: June 30, 2006 — $2,500; June 30, 2005 — nil)	(2,573)	(691)
Income taxes	(18,573)	8,636
Unrealized foreign exchange (gain) loss and other — net	(29,024)	18,033
Change in non-cash working capital items related to operating activities	3,918	(9,870)
Expenditures for drydocking	(2,679)	(3,780)

Net operating cash flow	81,232	48,705

FINANCING ACTIVITIES
Proceeds from long-term debt	626,319	238,710
Scheduled repayments of long-term debt	(29,884)	—
Prepayments of long-term debt	(1,083,696)	(93,527)
Repayments of capital lease obligations	(594)	(646)
Investment in subsidiaries from minority owners	8,000	—
Distribution from subsidiaries to minority owners	(8,075)	(495)
Net (advances to)/proceeds from affiliates	334,283	(186,644)

Net financing cash flow	(153,647)	(42,602)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(7,116)	(5,054)
Proceeds from sale of vessels and equipment	64,550	—
Investment in direct financing leases	(11,671)	(5,177)
Repayment of direct financing leases	5,756	9,104
Other	(3,337)	—

Net investing cash flow	48,182	(1,127)

(Decrease) increase in cash and cash equivalents	(24,233)	4,976
Cash and cash equivalents, beginning of the period	143,729	128,986

Cash and cash equivalents, end of the period	$119,496	$133,962

Supplemental cash flow disclosure (note 4)
The accompanying notes are an integral part of the unaudited interim combined consolidated financial statements.

TEEKAY OFFSHORE PARTNERS PREDECESSOR (Note 1)
UNAUDITED COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN OWNER’S EQUITY

		Accumulated
		Other
		Comprehensive		Total
	Owner’s	Income	Comprehensive	Owner’s
	Equity	(Loss)	Income	Equity

		(in thousands of U.S. dollars)
Balance as at December 31, 2004	$659,802	$(590)		$659,212

Net income	84,747		84,747	84,747
Other comprehensive income:
Unrealized gain on derivative instruments (note 11)		792	792	792
Reclassification adjustment for gain on derivatives included in net income (note 11)		(94)	(94)	(94)

Comprehensive income			85,445

Norwegian group tax contributions (note 10a)	(1,185)			(1,185)
Sale of Dania Spirit (note 10c)	(3,093)			(3,093)

Balance as at December 31, 2005	740,271	108		740,379

Net loss	(16,799)		(16,799)	(16,799)
Other comprehensive income:
Unrealized gain on derivative instruments (note 11)		1,168	1,168	1,168
Reclassification adjustment for loss on derivatives included in net income (note 11)		2	2	2

Comprehensive loss			(15,629)

Norwegian group tax contributions (note 10a)	2,567			2,567
Stock compensation expense (note 1)	484			484

Balance as at June 30, 2006	$726,523	$1,278		$727,801

The accompanying notes are an integral part of the unaudited interim combined consolidated financial statements.

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE UNAUDITED COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.	Basis of presentation
      During August 2006, Teekay Shipping Corporation formed Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the Partnership), as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s proposed public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), including a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through its ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner. Prior to the public offering, Teekay Shipping Corporation will transfer eight Aframax-class conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one floating storage and offtake unit (or FSO unit) to Teekay Offshore Australia Trust. Teekay Shipping Corporation will then transfer to OPCO all of the outstanding interests of four wholly owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc. (or Teekay Nordic), Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, which include the eight Aframax-class conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor, the Predecessor or the Company. At the closing of the Partnership’s initial public offering, Teekay Shipping Corporation will sell to the Partnership the 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO, in exchange for (a) the issuance to Teekay Shipping Corporation of 2,800,000 common units and 9,800,000 subordinated units of the Partnership and a non-interest bearing promissory note and (b) the issuance of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights to Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay Shipping Corporation. These transfers will represent a reorganization of entities under common control and will be recorded at historical cost. At June 30, 2006, the Predecessor had a fleet of 40 shuttle tankers (26 owned and 14 chartered-in), 36 conventional tankers (10 owned and 26 chartered-in) and three FSO units.
      The financial statements for the six months ended June 30, 2006 and 2005 and as at June 30, 2006 reflect the combined consolidated financial position, results of operations, and cash flows of the Predecessor and its subsidiaries. In the preparation of these combined consolidated financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses, consisting primarily of salaries, share-based compensation and other employee related costs, office rent, legal and professional fees, and travel and entertainment, were allocated based on the Predecessor’s proportionate share of Teekay Shipping Corporation’s total ship-operating (calendar) days for each of the periods presented. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor. The unaudited interim combined consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Company’s combined consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE UNAUDITED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Change in Accounting Policy
      Effective January 1, 2006, the Company adopted the fair value recognition provisions of the Financial Accounting Standards Board or (FASB) Statement No. 123(R) (or SFAS 123(R)), Share-Based Payment, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.
      As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s net income for the six months ended June 30, 2006 is $0.5 million lower than if it had continued to account for share-based compensation under the recognition and measurement provision of APB Opinion No. 25 (or APB), Accounting for Stock Issued to Employees.
      Prior to January 1, 2006, the Company accounted for stock options under APB 25, using the intrinsic value method, as permitted by Statement of Financial Accounting Standards No. 123 (or SFAS 123), Accounting for Stock-Based Compensation. As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB 25.
      Certain employees of the Company participate in the stock option plan of the Company’s parent, Teekay Shipping Corporation. Stock options granted under this plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2016, ten years after the date of each respective grant.
      As of June 30, 2006, there was $2.2 million of total unrecognized compensation cost related to nonvested stock options granted to employees of Company. Recognition of this compensation is expected to be $0.6 million (remainder of 2006), $1.0 million (2007), $0.5 million (2008) and $0.1 million(2009).
      The weighted-average grant-date fair value of options granted during the six months ended June 30, 2006 was $11.30 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 31% in 2006 and 35% in 2005, expected life of five years, dividend yield of 2.0% in 2006 and 1.5% in 2005, and risk-free interest rate of 4.8% in 2006 and 4.1% in 2005.

2.	Segment Reporting
      The Company has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its FSO segment. The Company’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Company’s conventional tanker segment consists of conventional tankers operating either on fixed-rate time-charter contracts, on the spot market, or on time charters priced on a spot-market basis. The Company’s FSO segment consists of its FSO units subject to fixed-rate time-charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s combined consolidated financial statements.

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE UNAUDITED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
      The following tables present results for these segments for the six months ended June 30, 2005 and 2006:

	Shuttle	Conventional
	Tanker	Tanker	FSO
Six Months Ended June 30, 2005	Segment	Segment	Segment	Total

Voyage revenues	$260,373	$128,030	$11,912	$400,315
Voyage expenses	29,681	2,326	393	32,400
Vessel operating expenses	37,903	11,890	3,107	52,900
Time charter hire expense	81,035	95,241	—	176,276
Depreciation and amortization	40,054	10,771	4,795	55,620
General and administrative(1)	23,720	13,162	956	37,838
Vessels and equipment writedowns and loss on sale of vessels	5,369	—	—	5,369

Income (loss) from vessel operations	$42,611	$(5,360)	$2,661	$39,912

Voyage revenues — intersegment	$2,291	—	—	$2,291
Expenditures for vessels and equipment	6,311	137	668	7,116

	Shuttle	Conventional
	Tanker	Tanker	FSO
Six Months Ended June 30, 2006	Segment	Segment	Segment	Total

Voyage revenues	$263,203	$111,555	$11,966	$386,724
Voyage expenses	44,690	3,131	523	48,344
Vessel operating expenses	38,407	11,031	3,516	52,954
Time charter hire expense	86,597	79,338	—	165,935
Depreciation and amortization	35,811	10,787	4,733	51,331
General and administrative(1)	27,187	15,313	969	43,469
Vessels and equipment writedowns and loss on sale of vessels	1,845	—	—	1,845
Restructuring charge	—	453	—	453

Income (loss) from vessel operations	$28,666	$(8,498)	$2,225	$22,393

Voyage revenues — intersegment	$2,618	—	—	$2,618
Expenditures for vessels and equipment	1,954	418	2,682	5,054

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE UNAUDITED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
     A reconciliation of total segment assets to total assets presented in the consolidated balance sheet is as follows:

	December 31,	June 30,
	2005	2006

Shuttle tanker segment	$1,277,195	$1,243,549
Conventional tanker segment	315,086	304,816
FSO segment	72,472	70,079
Cash and cash equivalents	128,986	133,962
Accounts receivable, prepaid expenses and other assets	90,278	113,924

Consolidated total assets	$1,884,017	$1,866,330

3.	Goodwill and Intangible Assets
      The carrying amount of goodwill for the Company’s reporting segments are as follows:

	Shuttle	Conventional
	Tanker	Tanker	FSO
	Segment	Segment	Segment	Total

Balance as of June 30, 2006 and December 31, 2005	$130,549	—	—	$130,549

      As at June 30, 2006 and December 31, 2005, intangible assets consisted of:

		December 31, 2005			June 30, 2006
Weighted-
	Average	Gross		Net	Gross		Net
	Amortization	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount	Amount	Amortization	Amount

(years)
Contracts of affreightment	10.2	$124,250	$(45,748)	$78,502	$124,250	$(51,786)	$72,464
      Aggregate amortization expense of intangible assets for the six months ended June 30, 2006 and 2005 was $6.0 million and $7.9 million, respectively. Amortization of intangible assets for the next five years is expected to be $6.0 million (remainder of 2006), $11.1 million (2007), $10.1 million (2008), $9.1 million (2009), and $8.1 million (2010).

4.	Cash Flows
      Cash interest paid by the Company during the six months ended June 30, 2006 and 2005 totaled approximately $22.6 million and $16.1 million, respectively.

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE UNAUDITED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

5.	Advances from Affiliates

	December 31,	June 30,
	2005	2006

Norwegian Kroner-denominated Demand Promissory Note (7.5%)	$157,842	$157,596
Norwegian Kroner-denominated Demand Promissory Note (non-interest bearing)	6,797	—
Australian Dollar-denominated Demand Promissory Note (8.0%)	18,720	18,942
Other (non-interest bearing with no fixed terms of repayment)	375,891	218,311

	$559,250	$394,849

      As at June 30, 2006, Teekay Shipping Corporation and certain of its subsidiaries had loaned the Company 1.0 billion Norwegian Kroner ($157.6 million) and 25.5 million Australian Dollars ($18.9 million). These promissory notes, which are due on demand, are unsecured.
      The interest expense incurred on the interest-bearing demand promissory notes for the six months ended June 30, 2006 and 2005 were $6.8 million and $7.8 million, respectively.
      All Norwegian Kroner-denominated and Australian Dollar-denominated advances are revalued at the end of each period using the then prevailing Norwegian Kroner/ U.S. Dollar and Australian Dollar/ U.S. Dollar exchange rates. Due substantially to this revaluation, the Company recognized foreign exchange losses of $18.7 million during the six months ended June 30, 2006 and foreign exchange gains of $25.7 million during the six months ended June 30, 2005.

6.	Long-Term Debt

	December 31,	June 30,
	2005	2006

Revolving Credit Facilities	$398,360	$543,543

      As at June 30, 2006, the Company had three long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $949.0 million, of which $405.5 million was undrawn. Interest payments are based on LIBOR plus margins; at June 30, 2006, the margins ranged between 0.60% and 0.70%. The total amount available under the Revolvers reduces by $49.7 million (2006), $100.3 million (2007), $315.5 million (2008), $41.8 million (2009), $43.2 million (2010) and $398.5 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 31 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay Shipping Corporation for all outstanding amounts.
      The Revolvers require that Teekay Shipping Corporation and its subsidiaries maintain a minimum level of free cash. As at June 30, 2006, this amount was $100.0 million. The Revolvers also require that Teekay Shipping Corporation and its subsidiaries maintain a minimum aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at June 30, 2006, this amount was $126.2 million.
      The weighted average effective interest rate on the Company’s long-term debt as at June 30, 2006 was 5.9% (December 31, 2005 — 5.1%).
      During October 2006, the Company amended one of its revolving credit facilities and terminated the other two facilities and entered into a $940 million revolving credit facility. Please see Note 15.

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE UNAUDITED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
      The aggregate annual long-term debt principal repayments required to be made for the periods subsequent to June 30, 2006 are $0.0 million (2006), $15.0 million (2007), $284.0 million (2008), $10.8 million (2009), $10.8 million (2010) and $222.9 million (thereafter).

7.	Capital Lease Obligation
      As at June 30, 2006, the Company was a party, as lessee, to a fixed-rate capital lease on one Aframax-class conventional crude oil tanker, the Fuji Spirit. Under the terms of the lease arrangement, which include the Company’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Company is required to purchase the vessel at the end of its lease term for a fixed price. The Company has an option to purchase the vessel during the term of the lease. The annual interest rate implicit in this capital lease, at the inception of the lease, was 8.3%. As at June 30, 2006, the remaining commitments under this capital lease, including the purchase obligation, approximated $55.3 million, including imputed interest of $21.7 million, repayable as follows:

Year	Commitment

2006	$2.1 million
2007	4.1 million
2008	4.1 million
2009	4.1 million
2010	4.1 million
Thereafter	36.8 million
      During June 2006, the Company exercised its option to purchase the Aframax tanker that was subject to a capital lease for $39 million. The purchase will occur in September 2006.

8.	Restructuring Charge and Other Income

	Six Months Ended

	June 30,	June 30,
	2005	2006

Minority interest expense	$(692)	$(414)
Volatile organic compound emissions plant lease income	5,056	5,657
Miscellaneous	(1,362)	37

Other — net	$3,002	$5,280

      During the six months ended June 30, 2006, the Company relocated certain operational functions to Singapore. As a result, the Company incurred $0.5 million of restructuring costs during the six months ended June 30, 2006.

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE UNAUDITED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

9.	Comprehensive Income

	Six Months Ended

	June 30,	June 30,
	2005	2006

Net income (loss)	$69,174	$(16,799)
Other comprehensive income:
Unrealized gain on derivative instruments	330	1,168
Reclassification adjustment for (gain) loss on derivatives included in net income	(72)	2

Comprehensive income (loss)	$69,432	$(15,629)

10.	Related Party Transactions
      a. During 2005, rate-effected income tax losses of $1.2 million that were generated by the Company’s Norwegian subsidiaries were transferred to the Norwegian subsidiaries of Teekay Shipping Corporation. The transfer of these income tax losses has been accounted for as an equity distribution.
      During the six months ended June 30, 2006, rate-effected income tax losses of $2.6 million that were generated by Norwegian subsidiaries of Teekay Shipping Corporation were transferred to the Company’s Norwegian subsidiaries. The transfer of these income tax losses were used to reduce the Company’s tax payable and has been accounted for as an equity contribution.
      b. During March 2004, a subsidiary of Teekay Shipping Corporation acquired from Navion Shipping Ltd. (a subsidiary of the Company) the right to charter-in and market Navion Shipping Ltd.’s vessels in the spot market at a fee of 1.25% over Navion Shipping Ltd.’s charter-in cost. The cost to obtain this right was $5.2 million and has been accounted for as an equity contribution.
      During the six months ended June 30, 2006 and 2005, the Company earned $84.8 million and $98.4 million, respectively, of time charter revenue pursuant to this agreement with Navion Shipping Ltd.
      During the six months ended June 30, 2006 and 2005, the Company earned $5.1 million and $3.4 million, respectively, of management fees from commercial management services provided to a subsidiary of Teekay Shipping Corporation, relating to the vessels chartered from Navion Shipping Ltd.
      c. During June 2005, the Company sold the Dania Spirit (a 2000-built liquid petroleum gas carrier) to a subsidiary of Teekay Shipping Corporation for $18.0 million. The resulting $3.1 million loss on sale has been accounted for as an equity distribution.
      d. Seven of the Company’s Aframax tankers have been employed on time-charter contracts with a subsidiary of Teekay Shipping Corporation at various times during the previous three years. Pursuant to these time-charter contracts, the Company earned voyage revenues of $16.7 million and $13.3 million during the six months ended June 30, 2006 and 2005, respectively.
      e. Eight of the Company’s Aframax conventional oil tankers and two FSO units have been managed by subsidiaries of Teekay Shipping Corporation. Pursuant to the associated management services agreements, the Company incurred general and administrative expenses of $2.7 million and $3.1 million, respectively, during the six months ended June 30, 2006 and 2005 (please see Note 1).

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE UNAUDITED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
      f. One of the Company’s FSO units has been employed on a long-term bareboat charter with a subsidiary of Teekay Shipping Corporation. Pursuant to this charter contract, the Company earned voyage revenues of $2.7 million each during the six months ended June 30, 2006 and 2005.
      g. The Company’s shuttle tankers that service its contracts of affreightment have been employed on voyage charters when the Company has excess shuttle tanker capacity. For certain voyage charters, a subsidiary of Teekay Shipping Corporation provides ship brokerage services to the Company. The Company incurred $0.4 million and $0.1 million, respectively, of voyage expenses relating to these services during the six months ended June 30, 2006 and 2005.
      h. One of the Company’s shuttle tankers has been employed on a long-term bareboat charter with one of the Company’s joint ventures. Pursuant to the charter contract, the Company earned voyage revenues of $2.7 million each during the six months ended June 30, 2006 and 2005.

11.	Derivative Instruments and Hedging Activities
      The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from changes in interest rates.
      As at June 30, 2006, the Company was committed to the following interest rate swap agreement related to its LIBOR-based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

			Fair Value/	Weighted-
	Interest		Carrying	Average	Fixed
	Rate	Principal	Amount of	Remaining	Interest
	Index	Amount	Liability	Term	Rate(1)

(years)
U.S. Dollar-denominated interest rate swap(2)	LIBOR	$28,600	$1,278	8.0	4.7%

(1)	Excludes the margins the Company pays on its variable-rate debt (including the debt of its joint ventures), which as at June 30, 2006 ranged from 0.6% to 0.8%.

(2)	Principal amount reduces semiannually by $1.1 million.
      The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreement; however, the Company does not anticipate non-performance by any of the counter parties.
      As at June 30, 2006 and December 31, 2005, the Company’s accumulated other comprehensive income of $1.3 million and $0.1 million, respectively, consisted of unrealized gain on derivative instruments.

12.	Income Taxes
      The components of the provision for income taxes follow:

	Six Months Ended

	June 30,	June 30,
	2005	2006

Current	$(315)	$(77)
Deferred	16,101	(7,685)

Income tax recovery (expense)	$15,786	$(7,762)

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE UNAUDITED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

13.	Commitments and Contingencies

a) Vessel Purchases and Conversions
      In February 2006, Teekay Shipping Corporation announced that it has been awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to a subsidiary of Petróleo Brasileiro S.A. The charters are scheduled to commence during the fourth quarter of 2006 and the first quarter of 2007. In connection with these contracts, the Company has exercised the purchase option on a 2000-built Aframax tanker presently trading as part of the Company’s spot-rate chartered-in fleet, which will be converted to a shuttle tanker by the end of 2006. The purchase price for this vessel, including estimated conversion costs, is approximately $64.8 million. A second vessel that will be employed under these contracts is a 2003-built Suezmax shuttle tanker, that is already operating in the Company’s shuttle tanker fleet. Upgrade costs for this vessel are expected to be approximately $11.5 million and to be completed in July 2006. The third vessel is a 2006-built Suezmax tanker owned by Teekay Shipping Corporation, which will be converted to a shuttle tanker by February 2007.

b) Joint Ventures
      The Company has guaranteed its share of the outstanding vessel mortgage debt in two 50%-owned joint venture companies. As at June 30, 2006, the Company had guaranteed $46.8 million, or 50% of the total $93.6 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of two shuttle tankers.

c) Volatile Organic Compound Emissions Plants
      The Company has been awarded a contract by a consortium of major oil companies to construct and install on seven of its shuttle tankers volatile organic compound emissions plants, which reduce emissions during cargo operations. These plants are leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the end of 2006 at a total cost of approximately $105.9 million. As at June 30, 2006, the Company had made payments towards these commitments of approximately $87.9 million, with approximately $18.0 million of remaining payments required to be made in 2006 towards these commitments.

d) Other
      The Company enters into indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

14.	Vessel Sales
      During February 2006, the Company entered into an agreement to sell one shuttle tanker built in 1981. The Company expects to record a gain of approximately $3.2 million, net of minority interest of 49.5%, relating to the sale upon delivery in the third quarter of 2006. This vessel is presented on the June 30, 2006 balance sheet as vessel held for sale.
      During the six months ended June 30, 2006, the Company incurred a $2.2 million writedown of certain offshore equipment. This writedown occurred due to a reassessment of the estimated net realizable

TEEKAY OFFSHORE PARTNERS PREDECESSOR
NOTES TO THE UNAUDITED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
value of this equipment and follows a $10.2 million writedown in June 2005 arising from the early termination of a contract for the equipment.
      In March 2005, the Company sold and leased back a 1991-built shuttle tanker that is now being accounted for as an operating lease. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease. The results for the six months ended June 30, 2006 include $0.3 million of amortization of this deferred gain.
      During the six months ended June 30, 2005, the Company sold one 1986-built shuttle tanker. The results for the six months ended June 30, 2005 include a $4.9 million gain on sale from this vessel.

15.	Subsequent Events
      Effective July 1, 2006, the Company sold its subsidiary Navion Shipping Ltd. to a subsidiary of Teekay Shipping Corporation. At the time of the sale, all of the Company’s chartered-in conventional tankers were chartered-in by Navion Shipping Ltd. and subsequently time chartered to a subsidiary of Teekay Shipping Corporation at charter rates that provided a fixed 1.25% profit margin.
      In September 2006, the Company purchased the Fuji Spirit (a 2003-built Aframax tanker) for $39.0 million pursuant to the exercise of its purchase option in June 2006. Please see note 7.
      During October 2006, the Company amended one of its revolving credit facilities and terminated the other two facilities and entered into a $940 million revolving credit facility. The amended revolving credit facility is a $455 million eight-year facility that bears interest at LIBOR plus a margin. The Company’s obligations under this facility are collateralized by first-priority mortgages on eight shuttle tankers and one FSO unit. The new $940 million revolving credit facility is an eight-year facility that bears interest at LIBOR plus a margin. The Company’s obligations under this facility are collateralized by first priority mortgages on eleven shuttle tankers and eight conventional tankers. Both facilities contain covenants that require the maintenance of a minimum liquidity of $75.0 million and at least 5.0% of the total consolidated debt of the Company.

16.	Recent Accounting Pronouncements
      In July 2006, FASB issued Interpretation No. 48 (or FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 will require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, that the adoption of FIN 48 will have on the Company’s combined consolidated financial position or results of operations.

AUDITED BALANCE SHEET
OF
TEEKAY OFFSHORE PARTNERS L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners of
TEEKAY OFFSHORE PARTNERS L.P.
      We have audited the accompanying balance sheet of Teekay Offshore Partners L.P. as of August 31, 2006. The balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay Offshore Partners L.P. at August 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada,
September 6, 2006

TEEKAY OFFSHORE PARTNERS L.P.
AUDITED BALANCE SHEET

As at
August 31, 2006

(U.S. Dollars)
ASSETS
Current
Cash and cash equivalents	$1,000

Total assets	$1,000

Commitments and contingencies (note 2)
PARTNERS’ EQUITY
Limited Partner	$980
General Partner	20

Total partners’ equity	$1,000

The accompanying notes are an integral part of the balance sheet.

TEEKAY OFFSHORE PARTNERS L.P.
NOTES TO AUDITED BALANCE SHEET
(U.S. Dollars)

1.	Nature of Operations
      Teekay Offshore Partners L.P., a Marshall Islands limited partnership (or the Partnership), was formed on August 31, 2006 to ultimately own a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), including a 25.99% limited partner interest held directly by the Partnership and a 0.01% general partner interest held through its ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner. The Partnership’s general partner (or the General Partner), is a wholly owned subsidiary of Teekay Shipping Corporation. The Partnership intends to obtain the foregoing assets in connection with the initial public offering of its common units (the Offering).
      The Partnership has adopted a December 31 fiscal year end. The General Partner contributed $20 and Teekay Shipping Corporation contributed $980 to the Partnership on August 31, 2006. There have been no other transactions involving the Partnership as at August 31, 2006.

2.	Subsequent Events
      At the closing of the Offering, the following are among the transactions that are expected to occur:

•	Teekay Shipping Corporation will transfer to the Partnership a 26.0% interest in OPCO;

•	The Partnership will issue to Teekay Shipping Corporation 2,800,000 common units and 9,800,000 subordinated units, representing a 63.0% limited partner interest in the Partnership, and the Partnership will be obligated to Teekay Shipping Corporation pursuant to non-interest bearing promissory notes (the TSC Notes)

•	The Partnership will issue to the General Partner a 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights;

•	The Partnership will issue 7,000,000 common units to the public in the Offering and use the net proceeds to repay the TSC Notes and to pay expenses associated with the public offering and related transactions;

•	The Partnership will enter into an omnibus agreement with Teekay Shipping Corporation, the General Partner and others governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other; and

•	The Partnership and certain of its operating subsidiaries will enter into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries will agree to provide to the Partnership administrative services and to such operating subsidiaries strategic consulting, advisory, ship management, technical and administrative services. These services will be valued at a reasonable, arms’-length fee that will include reimbursement of reasonable direct or indirect expenses incurred to provide these services.

AUDITED BALANCE SHEET
OF
TEEKAY OFFSHORE GP L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Member of
TEEKAY OFFSHORE GP L.L.C.
      We have audited the accompanying balance sheet of Teekay Offshore GP L.L.C. as of August 25, 2006. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay Offshore GP L.L.C. at August 25, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada,
September 6, 2006

TEEKAY OFFSHORE GP L.L.C.
AUDITED BALANCE SHEET

As at
August 25, 2006

(U.S. Dollars)
ASSETS
Current
Cash and cash equivalents	$980
Investment in Teekay Offshore Partners L.P.	20

Total assets	$1,000

MEMBER’S EQUITY
Member’s equity	$1,000

Total member’s equity	$1,000

The accompanying note is an integral part of the balance sheet.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO AUDITED BALANCE SHEET
(U.S. Dollars)

1.	Nature of Operations
      Teekay Offshore GP L.L.C. (or the Company), a Marshall Islands limited liability company, was formed on August 25, 2006 to become the general partner of Teekay Offshore Partners L.P. (or the Partnership). The Company is a wholly owned subsidiary of Teekay Shipping Corporation. On August 25, 2006, Teekay Shipping Corporation contributed $1,000 to the Company in exchange for a 100.0% ownership interest. The Company has invested $20 in the Partnership for its 2.0% general partner interest. There have been no other transactions involving the Company as of August 25, 2006. The Partnership anticipates filing a registration statement for an initial public offering of its units.

APPENDIX A
FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
TEEKAY OFFSHORE PARTNERS L.P.

A-i

A-ii

A-iii

Section 16.5	Creditors.	A-55
Section 16.6	Waiver.	A-55
Section 16.7	Counterparts.	A-55
Section 16.8	Applicable Law.	A-55
Section 16.9	Invalidity of Provisions.	A-55
Section 16.10	Consent of Partners.	A-55
Section 16.11	Facsimile Signatures.	A-55
Section 16.12	Third-Party Beneficiaries.	A-55

A-iv

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF TEEKAY OFFSHORE PARTNERS L.P.
      THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF TEEKAY OFFSHORE PARTNERS L.P., dated as of December 19, 2006, is entered into by and between Teekay Offshore GP L.L.C., a Marshall Islands limited liability company, as the General Partner, and Teekay Shipping Corporation, a Marshall Islands corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties agree as follows:
ARTICLE I
DEFINITIONS
      Section 1.1     Definitions.
      The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.
      “Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or asset base of the Partnership Group from the operating capacity or asset base of the Partnership Group existing immediately prior to such transaction; provided however, that any acquisition of properties or assets of another Person that is made solely for investment purposes shall not constitute an Acquisition under this Agreement.
      “Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period and (ii) any net decrease in cash reserves for Operating Expenditures with respect to such period to the extent such reduction does not relate to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, and (ii) any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period to the extent such reserve is required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.
      “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
      “Agreed Value” means the fair market value of the applicable property or other consideration at the time of contribution or distribution, as the case may be, as determined by the General Partner.
      “Agreement” means this First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P., as it may be amended, supplemented or restated from time to time.
      “Associate” means, when used to indicate a relationship with any Person: (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.
      “Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.3 or 6.4 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.
      “Board of Directors” means the board of directors or managers of a corporation or limited liability company, as applicable, or if a limited partnership, the board of directors or board of managers of the general partner of such limited partnership.
      “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.
      “Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.
      “Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including shuttle tankers, floating storage and offtake units, floating production, storage and offloading units, crude oil tankers and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or asset base of the Partnership Group from the operating capacity or asset base of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.
      “Capital Surplus” has the meaning assigned to such term in Section 6.2(a).
      “Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

      “Certificate” means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global or book entry form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.
      “Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Registrar of Corporations of The Marshall Islands as referenced in Section 7.2 as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.
      “claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).
      “Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.
      “Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by any quotation system then in use with respect to such Limited Partner Interests, or, if on any such day such Limited Partner Interests of such class are not quoted by any such system, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.
      “Code” means the United States Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.
      “Combined Interest” has the meaning assigned to such term in Section 11.3(a).
      “Commences Commercial Service” and “Commenced Commercial Service” shall mean the date a Capital Improvement is first put into service by a Group Member following, if applicable, completion of construction and testing.
      “Commission” means the United States Securities and Exchange Commission.
      “Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.
      “Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.3(a)(i).
      “Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the

Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.
      “Contributed Property” means each property or other asset, in such form as may be permitted by the Marshall Islands Act, but excluding cash, contributed to the Partnership.
      “Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company, Teekay Shipping Corporation and the other parties named therein, together with the additional conveyance documents and instruments contemplated or referenced thereunder.
      “Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.3(a)(ii) and the second sentence of Section 6.4 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).
      “Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.
      “Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.
      “Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.
      “Estimated Maintenance Capital Expenditures” means an estimate made in good faith by the Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur to maintain the operating capacity or asset base of the Partnership Group (including the Partnership’s proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly owned), existing at the time the estimate is made. The Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Except as provided in the definition of Subordination Period, any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.
      “Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).
      “Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity incurred, in each case, to finance the construction of a Capital Improvement and paid during the period beginning on the date that the Partnership enters into a binding obligation to commence construction of the Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund any such construction period interest payments, or such construction period distributions on equity paid during such period shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a Capital Improvement.
      “First Target Distribution” means $0.4025 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2006, it means the product of $0.4025 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.5.
      “Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and, provided further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.
      “General Partner” means Teekay Offshore GP L.L.C., a Marshall Islands limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).
      “General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.
      “General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.
      “Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.
      “Group Member” means a member of the Partnership Group.
      “Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws (or similar organizational documents) of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case as such may be amended, supplemented or restated from time to time.
      “Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

      “Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.
      “Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.3(a)(v), (vi) and (vii) and 6.3(b)(iii), (iv) and (v).
      “Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).
      “Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Person which any of the preceding clauses of this definition describes, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person (provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services), and (f) any other Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.
      “Initial Common Units” means the Common Units sold in the Initial Offering.
      “Initial Limited Partners” means Teekay Shipping Corporation and the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.1(b)), and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.
      “Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.
      “Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.
      “Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) the termination of interest rate swap agreements; (e) capital contributions received; and (f) corporate reorganizations or restructurings.
      “Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures or Expansion Capital Expenditures.
      “Issue Price” means the price at which a Unit is purchased from the Partnership, after reflecting any sales commission or underwriting discount charged to the Partnership.

      “Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.
      “Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.
      “Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.
      “Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4.
      “Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain the operating capacity or asset base of the Partnership Group. Maintenance Capital Expenditures shall not include (a) Expansion Capital Expenditures or (b) expenditures made solely for investment purposes (as opposed to maintenance purposes). Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity incurred, in each case, to finance the construction of a replacement asset and paid during the period beginning on the date that the Group Member enters into a binding obligation to commence constructing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction period interest payments, or such construction period distributions on equity shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a replacement asset.
      “Marshall Islands Act” means the Limited Partnership Act of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.
      “Merger Agreement” has the meaning assigned to such term in Section 14.1.
      “Minimum Quarterly Distribution” means $0.35 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2006, it means the product of $0.35 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Sections 6.5.
      “National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

      “Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Agreed Value of such property, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.
      “Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).
      “Omnibus Agreement” means that Amended and Restated Omnibus Agreement, dated as of the Closing Date, among Teekay Shipping Corporation, Teekay LNG Partners L.P., Teekay GP L.L.C., Teekay LNG Operating L.L.C., the General Partner, the Partnership, Teekay Offshore Operating GP L.L.C. and the Operating Company.
      “Operating Company” means Teekay Offshore Operating L.P., a Marshall Islands limited partnership, and any successors thereto.
      “Operating Company Agreement” means the First Amended and Restated Agreement of Limited Partnership of the Operating Company, as it may be amended, supplemented or restated from time to time.
      “Operating Expenditures” means all Partnership Group expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

(a) repayment of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, Investment Capital Expenditures or actual Maintenance Capital Expenditures, but shall include Estimated Maintenance Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions or (iii) distributions to Partners.

Where capital expenditures consist of both (x) Maintenance Capital Expenditures and (y) Expansion Capital Expenditures and/or Investment Capital Expenditures, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each.
      “Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

(a) the sum of (i) $15 million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions, (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of distributions paid on equity issued in connection with the construction of a Capital Improvement or replacement asset and paid during the period beginning on the date that the Group Member enters into a binding obligation to commence construction of such Capital Improvement or replacement asset and ending on the earlier to occur of the date that such Capital Improvement or replacement asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred (including periodic net payments under related interest rate swap agreements), or construction period distributions on equity issued, to finance the construction of a Capital Improvement or replacement asset shall also be deemed to be equity issued to finance the construction of a Capital Improvement or replacement asset for purposes of this clause (iv)), less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

      Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.
      “Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.
      “Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.
      “Organizational Limited Partner” means Teekay Shipping Corporation in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.
      “Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Securities so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Securities shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner.
      “Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.
      “Partners” means the General Partner and the Limited Partners.
      “Partnership” means Teekay Offshore Partners L.P., a Marshall Islands limited partnership, and any successors thereto.
      “Partnership Group” means the Partnership and its Subsidiaries, including the Operating Company, treated as a single entity.
      “Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

      “Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, Subordinated Units and Incentive Distribution Rights.
      “Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or the number of General Partner Units held by the General Partner, as the case may be, by (B) the total number of all Outstanding Units and General Partner Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.5, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.
      “Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.
      “Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.
      “Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.
      “Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter including the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.
      “Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.
      “Record Holder” means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.
      “Registrar” means the Registrar of Corporations as defined in Section 4 of the Marshall Islands Business Corporation Act.
      “Registration Statement” means the Registration Statement on Form F-1 (Registration No. 333-139116) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.
      “Second Target Distribution” means $0.4375 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2006, it means the product of $0.4375 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.5.

      “Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.
      “Special Approval” means approval by a majority of the members of the Conflicts Committee.
      “Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.
      “Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first day of any Quarter beginning after December 31, 2009, in respect of which (i)(A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded the Minimum Quarterly Distribution during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis with respect to each such period and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal.
      For purposes of determining whether the test in subclause (a)(i)(B) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the Conflicts Committee determines in good faith that the amount of Estimated Maintenance Capital Expenditures used in the determination of Adjusted Operating Surplus in subclause (a)(i)(B) was materially incorrect, based on circumstances prevailing at the time of original determination of Estimated Maintenance Capital Expenditures, for any one or more of the preceding three four-Quarter periods.
      “Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person, or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person’s ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is (i) other than with respect to the Operating Company, formed and maintained for the sole purpose of owning or leasing, operating and chartering no more than 10 vessels for a period of no more than 40 years, and (ii) obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).
      “Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).
      “Third Target Distribution” means $0.525 per unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2006, it means the product of $0.525 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.5.
      “Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.
      “transfer” has the meaning assigned to such term in Section 4.4(a).
      “Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided, however, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.
      “Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.
      “Underwriting Agreement” means the Underwriting Agreement dated December 13, 2006 among the Underwriters, the Partnership, the General Partner, the Operating Company, and Teekay Shipping Corporation, providing for the purchase of Common Units by such Underwriters.
      “Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) the Incentive Distribution Rights.
      “Unitholders” means the holders of Units.
      “Unit Majority” means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and after the end of the Subordination Period, at least a majority of the Outstanding Common Units.
      “Unit Register” means the register of the Partnership for the registration and transfer of Limited Partnership Interests as provided in Section 4.5.
      “Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.
      “U.S. GAAP” means United States generally accepted accounting principles consistently applied.
      “Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).
      “Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility, commercial paper facility or similar financing arrangement available to a Group Member, provided that when such borrowing is incurred it is the intent of the borrower to repay such borrowing within 12 months from other than additional Working Capital Borrowings.
      Section 1.2     Construction.
      Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.
ARTICLE II
ORGANIZATION
      Section 2.1     Formation.
      The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Marshall Islands Act and hereby amend and restate the original Agreement of Limited Partnership of Teekay Offshore Partners L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Marshall Islands Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.
      Section 2.2     Name.
      The name of the Partnership shall be “Teekay Offshore Partners L.P.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership” or the letters “L.P.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.
      Section 2.3     Registered Office; Registered Agent; Principal Office; Other Offices.
      Unless and until changed by the General Partner, the registered office of the Partnership in The Marshall Islands shall be located at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960, and the registered agent for service of process on the Partnership in The Marshall Islands at such registered office shall be The Trust Company of The Marshall Islands, Inc. The principal office of the Partnership shall be located at Bayside House, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside The Marshall Islands as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be Bayside House, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas or such other place as the General Partner may from time to time designate by notice to the Limited Partners.
      Section 2.4     Purpose and Business.
      The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Marshall Islands Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation.
      Section 2.5     Powers.
      The Partnership shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.
      Section 2.6     Power of Attorney.
      (a) Each Limited Partner hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the Marshall Islands and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Articles IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.5; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, however, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.
Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.
      (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Partnership Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Partnership.
      Section 2.7     Term.
      The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Marshall Islands Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Marshall Islands Act.
      Section 2.8     Title to Partnership Assets.
      Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use commercially reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; and, provided further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III
RIGHTS OF LIMITED PARTNERS
      Section 3.1     Limitation of Liability.
      The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Marshall Islands Act.
      Section 3.2     Management of Business.
      No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Marshall Islands Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 30 of the Marshall Islands Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.
      Section 3.3     Outside Activities of the Limited Partners.
      Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.
      Section 3.4     Rights of Limited Partners.
      (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand and at such Limited Partner’s own expense, to:

(i) obtain, promptly after becoming available, a copy of the Partnership’s financial statements or income tax returns, if applicable, for each year;

(ii) have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(iii) obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner;

(iv) have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) obtain true and full information regarding the status of the business and financial condition of the Partnership Group; and

(vi) obtain such other information regarding the affairs of the Partnership as is just and reasonable.
      (b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).
ARTICLE IV
CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS
      Section 4.1     Certificates.
      Upon the Partnership’s issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Units and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.6(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7.
      Section 4.2     Mutilated, Destroyed, Lost or Stolen Certificates.
      (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.
      (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.
      If a Limited Partner fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.
      (c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.
      Section 4.3     Record Holders.
      The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Partnership Interest.
      Section 4.4     Transfer Generally.
      (a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.
      (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.
      (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.
      Section 4.5     Registration and Transfer of Limited Partner Interests.
      (a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

      (b) The General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.
      (c) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.
      Section 4.6     Transfer of the General Partner’s General Partner Interest.
      (a) Subject to Section 4.6(c) below, prior to December 31, 2016, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with (1) the merger or consolidation of the General Partner with or into such other Person or (2) the transfer by the General Partner of all or substantially all of its assets to such other Person.
      (b) Subject to Section 4.6(c) below, on or after December 31, 2016, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.
      (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or member of any other Group Member and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.
      Section 4.7     Transfer of Incentive Distribution Rights.
      Prior to December 31, 2016, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to December 31, 2016 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2016, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The General Partner and any transferee or transferees of the Incentive Distribution Rights may agree in a separate instrument as to the General Partner’s exercise of its rights with respect to the Incentive Distribution Rights under Section 11.3 hereof.

      Section 4.8     Restrictions on Transfers.
      (a) Except as provided in Section 4.8(c) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation.
      (b) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.6(b).
      (c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.
ARTICLE V
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
      Section 5.1     Organizational Contributions.
      (a) In connection with the formation of the Partnership under the Marshall Islands Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20, for a 2% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980 for a 98% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership.
      (b) Prior to the Closing Date (i) the General Partner contributed its 0.52% ownership interest in the Operating Company to the Partnership in exchange for (A) a continuation of its 2% General Partner Interest, (B) the Incentive Distribution Rights and (C) the assumption by the Partnership of a $2.7 million note representing 2% of the total cash to be paid to Teekay Shipping Corporation from the proceeds of the Initial Offering, and (ii) Teekay Shipping Corporation contributed to the Partnership (A) all of its ownership interest in the general partner of the Operating Company and (B) a 25.47% limited partner interest in the Operating Company, in exchange for a continuation of its 98% limited partner interest in the Partnership and a $131.7 million note representing 98% of the total cash to be paid to Teekay Shipping Corporation from the proceeds of the Initial Offering.
      Section 5.2     Initial Unit Issuances; General Partner Pre-emptive Rights.
      (a) On or prior to the Closing Date and pursuant to the Contribution Agreement, (i) Teekay Shipping Corporation’s 98% initial limited partner interest shall be converted into (A) 2,800,000 Common Units and (B) 9,800,000 Subordinated Units and (ii) the Partnership shall issue to the General Partner, for no additional consideration, 400,000 General Partner Units evidencing the General Partner’s 2% General Partner Interest.
      (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than Common Units issued in the Initial Offering, including any Common Units issued pursuant to the Over-Allotment Option), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest immediately prior to such issuance by (B) 100 less the General Partner’s Percentage Interest immediately prior to such issuance by (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. The General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.
      Section 5.3     Contributions by Initial Limited Partners and Distributions to the General Partner and its Affiliates.
      (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit,

multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter on the Closing Date.
      (b) Upon any exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(b), the Partnership shall use such cash to redeem from Teekay Shipping Corporation that number of Common Units equal to the number of Common Units issued to the Underwriters as provided in this Section 5.3(b).
      (c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) of this Section 5.3 in aggregate number equal to 7,000,000, (ii) the “Option Units” as such term is used in the Underwriting Agreement in an aggregate number up to 1,050,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (c) hereof, (iii) the 9,800,000 Subordinated Units issuable to pursuant to Section 5.2 hereof, (iv) the 2,800,000 Common Units issuable pursuant to Section 5.2 hereof, and (v) the Incentive Distribution Rights.
      Section 5.4     Interest and Withdrawal.
      No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered and permitted as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.
      Section 5.5     Issuances of Additional Partnership Securities.
      (a) The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.
      (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.5(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership distributions; (ii) the rights upon dissolution and liquidation of the Partnership; (iii) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (iv) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (v) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vi) the method for determining the Percentage Interest as to such Partnership Security; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.
      (c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.5, (ii) the conversion of the General

Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Marshall Islands Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.
      Section 5.6     Limitations on Issuance of Additional Partnership Securities.
      The Partnership may issue an unlimited number of Partnership Securities (or options, rights, warrants or appreciation rights related thereto) pursuant to Section 5.5 without the approval of the Limited Partners; provided, however, that no fractional units shall be issued by the Partnership.
      Section 5.7     Conversion of Subordinated Units.
      (a) All of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the first day following the distribution of Available Cash to Partners pursuant to Section 6.2(a) in respect of any Quarter ending on or after December 31, 2006, in respect of which:

(i) distributions of Available Cash from Operating Surplus under Section 6.3(a) on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded the Third Target Distribution during the four-Quarter period immediately preceding such date;

(ii) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded the sum of the Third Target Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such period on a Fully Diluted Basis with respect to such period; and

(iii) there are no Cumulative Common Unit Arrearages.
      (b) If the Subordinated Units are not converted into Common Units pursuant to Sections 5.7(a), the Subordinated Units shall convert into Common Units on a one-for-one basis upon the expiration of the Subordination Period.
      (c) Notwithstanding any other provision of this Agreement, the Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.
      (d) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.6(b).
      Section 5.8     Limited Preemptive Right.
      Except as provided in this Section 5.8 and in Section 5.2(b), no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

      Section 5.9     Splits and Combinations.
      (a) Subject to Sections 5.9(d) and 6.5 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.
      (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.
      (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.
      (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).
      Section 5.10     Fully Paid and Non-Assessable Nature of Limited Partner Interests.
      All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by the Marshall Islands Act.
ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS
      Section 6.1     Allocations.
      For purposes of the Marshall Islands Act, the Partnership’s items of income, gain, loss and deduction shall be allocated among the Partners in each taxable year (or portion thereof) as follows:

(a) in a taxable year (or portion thereof) in which items of income and gain exceed items of loss and deduction, in a manner such that the allocations to the Partners (i) first reverse any allocations made to the Partners pursuant to Section 6.1(b)(ii) and (ii) thereafter, are in proportion to the distributions of Available Cash from Operating Surplus (actual or deemed) made to the Partners pursuant to Article VI and Section 12.4; and

(b) in a taxable year (or portion thereof) in which items of loss and deduction exceed items of income and gain, in a manner such that the allocations to the Partners (i) first reverse any allocations made to the Partners pursuant to Section 6.1(a)(ii) and (ii) thereafter, are in proportion to the Partners’ Percentage Interests.

      Section 6.2     Requirement and Characterization of Distributions; Distributions to Record Holders.
      (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2006, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 51 of the Marshall Islands Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.3 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.4, be deemed to be “Capital Surplus.”
      (b) Notwithstanding Section 6.2(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.
      (c) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.
      Section 6.3     Distributions of Available Cash from Operating Surplus.
      (a) During Subordination Period. Available Cash with respect to any Quarter or portion thereof within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.2 or 6.4 shall, subject to Section 51 of the Marshall Islands Act, be distributed as follows, except as otherwise contemplated by Section 5.5 in respect of other Partnership Securities issued pursuant thereto:

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v) until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this subclause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);
provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.5, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.3(a)(vii).
      (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.2 or 6.4, shall subject to Section 51 of the Marshall Islands Act, be distributed as follows, except as otherwise required by Section 5.5(b) in respect of additional Partnership Securities issued pursuant thereto:

(i) First, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter

(ii) Second, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);
provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.5, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.3(b)(v).

      Section 6.4     Distributions of Available Cash from Capital Surplus.
      Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.2(a) shall, subject to Section 51 of the Marshall Islands Act, be distributed, unless the provisions of Section 6.2 require otherwise, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed (a) to the General Partner in accordance with its Percentage Interest and (b) to all Unitholders holding Common Units their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.3.
      Section 6.5     Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.
      The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the ex-dividend date. If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors of the General Partner.
      Section 6.6     Special Provisions Relating to the Holders of Subordinated Units.
      (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in distributions made with respect to Common Units.
      (b) A Unitholder holding a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and U.S. federal income tax characteristics, in all material respects, to the intrinsic economic and U.S. federal income tax characteristics of an Initial Common Unit.
      Section 6.7     Special Provisions Relating to the Holders of Incentive Distribution Rights.
      Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, or (ii) be entitled to any distributions other than as provided in Sections 6.3(a)(v), (vi) and (vii), 6.3(b)(iii), (iv) and (v), and 12.4.

ARTICLE VII
MANAGEMENT AND OPERATION OF BUSINESS
      Section 7.1     Management.
      (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger, consolidation or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if such non-recourse provision results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expenses and the settling of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.
      (b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Marshall Islands Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, any Group Member Agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.
      Section 7.2     Certificate of Limited Partnership.
      The General Partner has caused the Certificate of Limited Partnership to be filed with the Registrar of Corporations of The Marshall Islands as required by the Marshall Islands Act. The General Partner shall use all commercially reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership or other entity in which the limited partners have limited liability) in The Marshall Islands or any other jurisdiction in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of The Marshall Islands or of any other jurisdiction in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.
      Section 7.3     Restrictions on the General Partner’s Authority.
      (a) Except as otherwise provided in this Agreement, the General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement.
      (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests in the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.
      Section 7.4     Reimbursement of the General Partner.
      (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.
      (b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership Group, which amounts shall also include reimbursement for any Common Units purchased to satisfy obligations of the Partnership under any of its equity compensation plans), and (ii) all other direct and indirect expenses allocable to the Partnership or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.
      (c) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any U.S. federal, state or local or any non-U.S. franchise or income tax or any other tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.
      (d) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate thereof, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership or in the open market to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.
      Section 7.5     Outside Activities.
      (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its controlled Affiliates not to, engage in any LNG Restricted Business or Crude Oil Restricted Business (as such terms are defined in the Omnibus Agreement).
      (b) Teekay Shipping Corporation, Teekay LNG Partners L.P. and certain of their respective Affiliates have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Teekay Shipping Corporation, Teekay LNG Partners L.P. and certain of their Affiliates to engage in any Offshore Restricted Business (as defined in the Omnibus Agreement).
      (c) Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner. Notwithstanding anything to the contrary in this Agreement, (i) the possessing of competitive interests and engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership.
      (d) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to an Indemnitee (including the General Partner) and, subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, no Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and, subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership.
      (e) The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them. The term “Affiliates” as used in this Section 7.5(e) with respect to the General Partner shall not include any Group Member.
      Section 7.6     Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.
      (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the

Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arms’-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.
      (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).
      (c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.
      Section 7.7     Indemnification.
      (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, however, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; and, provided further, that no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.
      (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.
      (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.
      (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.
      (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by the Indemnitee of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by the Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.
      (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.
      (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.
      (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.
      (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
      Section 7.8     Liability of Indemnitees.
      (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.
      (b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.
      (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other

Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.
      (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
      Section 7.9     Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.
      (a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors of the General Partner acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.
      (b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.
      (c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units, General Partner Interest or Incentive Distribution Rights, to the extent permitted under this Agreement, or refrains from voting or transferring its Units, General Partner Units or Incentive Distribution Rights, as appropriate, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.
      (d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.
      (e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.
      (f) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.
      Section 7.10     Other Matters Concerning the General Partner.
      (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.
      (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.
      (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.
      Section 7.11     Purchase or Sale of Partnership Securities.
      The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided, however, that the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.
      Section 7.12     Registration Rights of the General Partner and its Affiliates.
      (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and, provided further, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) not to be utilized more than once in any 12-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all commercially reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request (provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration), and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
      (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Securities for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Securities held by any Holder in such registration statement as the Holder shall request; provided, however, that the Partnership is not required to make any effort or take any action to so include the Partnership Securities of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
      (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.
      (d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.
      (e) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned, and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.
      (f) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such

Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.
      Section 7.13     Reliance by Third Parties.
      Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner, its officers or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.
ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTS
      Section 8.1     Records and Accounting.
      The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, however, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.
      Section 8.2     Fiscal Year.
      The fiscal year of the Partnership shall be a fiscal year ending December 31.
      Section 8.3     Reports.
      (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.
      (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.
ARTICLE IX
TAX MATTERS
      Section 9.1     Tax Elections and Information.
      (a) The Partnership has elected to be treated as an association taxable as a corporation for United States federal income tax purposes. Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.
      (b) The tax information reasonably required by Record Holders generally for United States federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends.
      Section 9.2     Withholding.
      Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other U.S. federal, state or local or any non-U.S. law including pursuant to Sections 1441, 1442 and 1445 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the distribution of income to any Partner, the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.2 in the amount of such withholding from such Partner.
      Section 9.3     Conduct of Operations.
      The General Partner shall use commercially reasonable efforts to conduct the business of the Partnership and its Affiliates in a manner that does not require a holder of Common Units to file a tax return in any jurisdiction with which the holder has no contact other than through ownership of Common Units.
      For greater certainty, the General Partner shall conduct the affairs and governance of the Partnership so that the General Partner and the Partnership are not residents of Canada for purposes of Canada’s tax legislation and neither the General Partner nor the Partnership is carrying on business in Canada for purposes of such legislation.
ARTICLE X
ADMISSION OF PARTNERS
      Section 10.1     Admission of Initial Limited Partners.
      Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Teekay Shipping Corporation and the Underwriters as described in Sections 5.1(b), 5.2 and 5.3, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

      Section 10.2     Admission of Additional Limited Partners.
      (a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner until such Person acquires a Limited Partner Interest and such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest.
      (b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.
      (c) Any transfer of a Limited Partner Interest shall not entitle the transferee to receive distributions or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).
      Section 10.3     Admission of Successor General Partner.
      A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.
      Section 10.4     Amendment of Agreement and Certificate of Limited Partnership.
      To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Marshall Islands Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI
WITHDRAWAL OR REMOVAL OF PARTNERS
      Section 11.1     Withdrawal of the General Partner.
      (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary petition in bankruptcy; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A), (B) or (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) The General Partner is adjudged bankrupt or insolvent, or has entered against it an order for relief in any bankruptcy or insolvency proceeding;

(vi) (A) in the event the General Partner is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter and the expiration of ninety (90) days after the date of notice to the corporation of revocation without a reinstatement of its charter; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.
If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.
      (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on December 31, 2016, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, however, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member; (ii) at any time after 12:00 midnight, prevailing Eastern Time, on December 31, 2016, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or, if applicable, the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.
      Section 11.2     Removal of the General Partner.
      The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates voting as a single class). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an Opinion of Counsel opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.
      Section 11.3     Interest of Departing General Partner and Successor General Partner.
      (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and all of the Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner for the benefit of the Partnership or the other Group Members.
      For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.
      (b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.
      (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of the Percentage Interest of the Departing General Partner and the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.
      Section 11.4     Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.
      Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest

(represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor, as provided in Section 11.3.
      Section 11.5     Withdrawal of Limited Partners.
      No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.
ARTICLE XII
DISSOLUTION AND LIQUIDATION
      Section 12.1     Dissolution.
      The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Sections 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(b) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Marshall Islands Act;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Marshall Islands Act; or

(d) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Sections 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3.
      Section 12.2     Continuation of the Business of the Partnership After Dissolution.
      Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Sections 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Sections 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Sections 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, however, that the right of the holders of a Unit Majority to approve a successor General

Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that the exercise of the right would not result in the loss of limited liability of any Limited Partner.

      Section 12.3     Liquidator.
      Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.
      Section 12.4     Liquidation.
      The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 60 of the Marshall Islands Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value, and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed as follows:

(i) If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation exceeds the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to such Current Market Price of a Common Unit;

(B) Second (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to such Current Market Price of a Common Unit; and

(C) Thereafter (x) to the General Partner in accordance with its Percentage Interest; (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (i)(C);

(ii) If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation is equal to or less than the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage;

(C) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit (as calculated prior to the distribution specified in clause (ii)(A) above); and

(D) Thereafter, (x) to the General Partner in accordance with its Percentage Interest; (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (ii)(D);
      Section 12.5     Cancellation of Certificate of Limited Partnership.
      Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the Marshall

Islands shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.
      Section 12.6     Return of Contributions.
      The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.
      Section 12.7     Waiver of Partition.
      To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.
ARTICLE XIII
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE
      Section 13.1     Amendments to be Adopted Solely by the General Partner.
      Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of The Marshall Islands or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for Marshall Islands income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority (including the Marshall Islands Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee

Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.5;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other Person, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a conversion, merger or conveyance pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

      Section 13.2     Amendment Procedures.
      Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose an amendment, to the fullest extent permitted by applicable law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by the Marshall Islands Act. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.
      Section 13.3     Amendment Requirements.
      (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.
      (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at the General Partner’s option, (iii) change

Section 12.1(a), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(a), give any Person the right to dissolve the Partnership.
      (c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.
      (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.
      (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.
      Section 13.4     Special Meetings.
      All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Marshall Islands Act or the law of any other jurisdiction in which the Partnership is qualified to do business.
      Section 13.5     Notice of a Meeting.
      Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.
      Section 13.6     Record Date.
      For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.
      Section 13.7     Adjournment.
      When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.
      Section 13.8     Waiver of Notice; Approval of Meeting; Approval of Minutes.
      The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.
      Section 13.9     Quorum and Voting.
      The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.
      Section 13.10     Conduct of a Meeting.
      The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.
      Section 13.11     Action Without a Meeting.
      If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved the action in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the applicable statutes then governing the rights, duties and liabilities of the Partnership and the Partners.
      Section 13.12     Right to Vote and Related Matters.
      (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.
      (b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.
ARTICLE XIV
MERGER
      Section 14.1     Authority.
      The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), formed under the laws of The Marshall Islands or the state of Delaware or any other state of the United States, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.
      Section 14.2     Procedure for Merger or Consolidation.
      Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c) the terms and conditions of the proposed merger or consolidation;

(d) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(g) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.
      Section 14.3     Approval by Limited Partners of Merger or Consolidation.
      (a) Except as provided in Sections 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

      (b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.
      (c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.
      (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.
      (e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.
      Section 14.4     Certificate of Merger.
      Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed in conformity with the requirements of the Marshall Islands Act.
      Section 14.5     Amendment of Partnership Agreement.
      Pursuant to Section 20(2) of the Marshall Islands Act, an agreement of merger or consolidation approved in accordance with Section 20(2) of the Marshall Islands Act may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for a limited partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.
      Section 14.6     Effect of Merger.
      (a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.
      (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.
ARTICLE XV
RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
      Section 15.1     Right to Acquire Limited Partner Interests.
      (a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.
      (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI and XII) shall thereupon cease, except the right to receive the applicable purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the

Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).
      (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), without interest thereon.
ARTICLE XVI
GENERAL PROVISIONS
      Section 16.1     Addresses and Notices.
      Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.
      Section 16.2     Further Action.
      The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.
      Section 16.3     Binding Effect.
      This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.
      Section 16.4     Integration.
      This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

      Section 16.5     Creditors.
      None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.
      Section 16.6     Waiver.
      No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.
      Section 16.7     Counterparts.
      This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.2(a) without execution hereof.
      Section 16.8     Applicable Law.
      This Agreement shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to the principles of conflicts of law.
      Section 16.9     Invalidity of Provisions.
      If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
      Section 16.10     Consent of Partners.
      Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.
      Section 16.11     Facsimile Signatures.
      The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.
      Section 16.12     Third-Party Beneficiaries.
      Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the parties hereto have executed this First Amended and Restated Agreement of Limited Partnership as a Deed as of the date first written above.

GENERAL PARTNER:

Teekay Offshore GP L.L.C.

By:

Name:
Title:

ORGANIZATIONAL LIMITED PARTNER:

Teekay Shipping Corporation

By:

Name:
Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.

Teekay Offshore GP L.L.C.

By:

Name:
Title:

EXHIBIT A
to the First Amended and Restated
Agreement of Limited Partnership of
Teekay Offshore Partners L.P.
Certificate Evidencing Common Units
Representing Limited Partner Interests in
Teekay Offshore Partners L.P.

No.	Common Units
      In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the “Partnership”), hereby certifies that                     (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at Bayside House, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.
      The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.
      This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Teekay Offshore Partners L.P.

Countersigned and Registered by:	By: Teekay Offshore GP L.L.C., its General Partner

By:

as Transfer Agent and Registrar	Title:

By:	By:

Authorized Signature	Secretary

[Reverse of Certificate]
ABBREVIATIONS
      The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM	—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
Custodian
TEN ENT	—	as tenants by the entireties	(Cust) (Minor)
JT TEN	—	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts /Transfers to CD Minors Act (State)
Additional abbreviations, though not in the above list, may also be used.
ASSIGNMENT OF COMMON UNITS
in
TEEKAY OFFSHORE PARTNERS L.P.
FOR VALUE RECEIVED,                                       hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)
                     Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                     as its attorney-in-fact with full power of substitution to transfer the same on the books of Teekay Offshore Partners L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
THE SIGNATURE(S) MUST BE
GUARANTEED BY AN ELIGIBLE
GUARANTOR INSTITUTION (BANKS,		(Signature)
STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS
WITH MEMBERSHIP IN AN APPROVED
SIGNATURE GUARANTEE MEDALLION		(Signature)
PROGRAM), PURSUANT TO
S.E.C. RULE 17Ad-15
      No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

APPENDIX B
GLOSSARY OF TERMS

Adjusted operating surplus:	For any period, operating surplus generated during that period is adjusted to:

(a) Decrease operating surplus by:

(1) any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings by certain subsidiaries we do not wholly own, including OPCO) with respect to that period; and

(2) any net reduction in cash reserves for operating expenditures (including our proportionate share of such cash reserves of certain subsidiaries we do not wholly own) with respect to that period not relating to an operating expenditure made with respect to that period; and

(b) increase operating surplus by:

(1) any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; and

(2) any net increase in cash reserves for operating expenditures (including our proportionate share of such cash reserves of certain subsidiaries we do not wholly own) with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clause (a)(1) of the definition of operating surplus.

Aframax tanker:	An oil tanker generally between 75,000 and 119,999 dwt in size. Certain external statistical compilations define an “Aframax tanker” slightly differently, some going as high as 125,000 dwt and others as low at 70,000 dwt. External data used in this prospectus has been adjusted so that the definition is consistent throughout.

Available cash:	For any quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of Teekay Offshore Partners and its subsidiaries on hand at the end of that quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own, including OPCO); and

(2) all additional cash and cash equivalents of Teekay Offshore Partners and its subsidiaries on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b) less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

(1) provide for the proper conduct of the business of Teekay Offshore Partners and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Teekay Offshore Partners and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which Teekay Offshore Partners or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that the establishment of reserves will not prevent Teekay Offshore Partners from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Teekay Offshore Partners or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

Bareboat charter:	A charter in which the customer (the charterer) pays a fixed daily rate for a fixed period of time for the full use of the vessel and becomes responsible for all crewing, management and navigation of the vessel and the expenses therefor.

Bunker fuel:	Any hydrocarbon mineral oil used or intended to be used for the operation or propulsion of a ship.

Capital surplus:	All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

Charter:	The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) a specific voyage or set of voyages.

Chartered-in:	Vessels to which the operator has access pursuant to a charter. Also commonly referred to as “in-chartered” vessels.

CLC:	International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended.

Closing price:	The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange on which the units of that class are listed. If the units of that class are not listed on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the NASDAQ Global Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

Contract of affreightment:	A contract where the vessel operator commits to be available to transport the quantity of cargo requested by the customer from time to time over a specified trade route within a given period of time.

COFR:	Certificates of financial responsibility sufficient to meet potential liabilities under OPA 90 and CERCLA, which owners and operators of vessels, including crude oil tankers, must establish and maintain with the United States Coast Guard.

Common unit arrearage:	The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

Deepwater:	Water with depths of more than 1,000 feet.

Current market price:	For any class of units listed on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

Double hull:	Hull construction technique by which a ship has an inner and outer hull, separated by void space, usually several feet in width.

Dynamic positioning system:	Also referred to as “DP,” these computerized steering and positioning systems allow shuttle tankers to remain in position in open seas, even in harsh environmental conditions. These systems monitor wind, currents, swells and tide changes and control the possibility of the vessel through variable pitch propellers and lateral thrusters on the vessel, and are classed as DP1 or DP2, depending upon the equipment redundancy and the vessel’s capability to maintain its position. The type of system used is determined by the weather conditions in the region and requirements of the field operator.

Dwt:	Deadweight, a measure of oil tanker carrying capacity, usually in tons, based upon weight of cargo and other items necessary to submerge the vessel to its maximum permitted draft.

EBITDA:	Earnings before interest, taxes, depreciation and amortization.

Estimated maintenance capital expenditures:	An estimate made by the board of directors of our general partner, with the concurrence of the conflicts committee, of the average quarterly maintenance capital expenditures that Teekay Offshore

Partners will incur over the long-term. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of maintenance capital expenditures on a long-term basis.

Expansion capital expenditures:	Cash capital expenditures for acquisitions or capital improvements. Expansion capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Expansion capital expenditures do not include maintenance capital expenditures or investment capital expenditures.

Export system:	The system for exporting oil from a storage or production facility.

FPSO unit:	Floating production, storage and offloading unit. An FPSO unit is a type of floating tank system designed to process and store crude oil. An FPSO unit typically has onboard the capability to carry out the oil separation process, obviating the need for such facilities to be located on the fixed platform. The processed oil is periodically offloaded onto shuttle tankers or ocean-going barges for transport to shore.

FSO unit:	Floating storage and offtake unit. An FSO unit is an oil tanker that has been moored in an oil field and modified to store oil.

GAAP:	Accounting principles generally accepted in the United States.

General and administrative expenses:	General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.

Hire Rate:	The agreed sum or rate to be paid by the charterer for the use of the vessel.

IMO:	International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

Incentive distribution right:	A non-voting limited partner partnership interest issued to the general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

Incentive distributions:	The distributions of available cash from operating surplus initially made to the general partner that are in excess of our general partner’s aggregate 2.0% general partner interest.

Interim capital transactions:	The following transactions if they occur prior to liquidation:

(a) Borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Teekay Offshore Partners or any of its subsidiaries;

(b) sales of equity interests by Teekay Offshore Partners or any of its subsidiaries;

(c) sales or other voluntary or involuntary dispositions of any assets of Teekay Offshore Partners or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements);

(d) the termination of interest rate swap agreements;

(e) capital contributions; or

(f) corporate reorganizations or restructurings.

Investment capital expenditures:	Capital expenditures other than Maintenance Capital Expenditures or Expansion Capital Expenditures.

ISM Code:	International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel owners to obtain a safety management certification for each vessel they manage.

ISPS:	International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to ships and ports.

Life of field contract:	A contract with a duration that lasts during the useful life of an oil field.

Long-term charter:	A charter for a term greater than five years.

Maintenance capital expenditure:	Cash capital expenditures (including expenditures for the addition or improvement to our capital assets or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain over the long term the operating capacity of or the revenue generated by Teekay Offshore Partners’ capital assets, as such assets existed at the time of such expenditure. Maintenance capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Maintenance capital expenditures do not include expansion capital expenditures or investment capital expenditures.

Newbuilding:	A new vessel under construction.

Off-hire:	The time during which a vessel is not available for service.

Off-field:	The time during which a vessel is not utilized in an oil field.

Offshore loading system:	A system on a shuttle tanker by which liquid cargo is transferred in open waters from either a fixed or floating platform or installation. The system is located on the bow or the keel of the vessel and connects with an export system.

OPA 90:	The United States Oil Pollution Act of 1990, as amended.

OPCO:	Teekay Offshore Operating L.P., a limited partnership organized in the Marshall Islands.

Operating expenditures:	All cash expenditures of Teekay Offshore Partners and its subsidiaries (including our proportionate share of cash expenditures of certain subsidiaries we do not wholly own, including OPCO), including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b) Operating expenditures will not include expansion capital expenditures or actual maintenance capital expenditures or investment capital expenditures, but will include estimated maintenance capital expenditures.

(c) Operating expenditures will not include:

(1) Payment of transaction expenses (including taxes) relating to interim capital transactions; or

(2) Distributions to partners.

Where capital expenditures consist of both maintenance capital expenditures and expansion capital expenditures, the general partner, with the concurrence of the conflicts committee, shall determine the allocation between the portion consisting of maintenance capital expenditures and the portion consisting of expansion capital expenditures, and the period over which the maintenance capital expenditures will be deducted as an operating expenditure in calculating operating surplus.

Operating surplus:	For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of

(1) $15.0 million;

(2) all cash receipts of Teekay Offshore Partners and its subsidiaries (including our proportionate share of cash receipts for certain subsidiaries we do not wholly own, including OPCO) for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions;

(3) all cash receipts of Teekay Offshore Partners and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings (including our proportionate share of working capital borrowings by certain subsidiaries we do not wholly own);

(4) interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the construction of a capital improvement or replacement asset and paid during the period prior to the earlier of the completion of construction or being abandoned or disposed of; and

(5) interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the construction period interest, or to pay construction period distributions or equity issued to finance all or any portion of the construction of a capital improvement or replacement asset as described in (4) above, less

(b) the sum of:

(1) operating expenditures (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own) for the period beginning on the closing date of the initial public offering and ending with the last day of that period, including estimated maintenance capital expenditures and the repayment of working capital borrowings, but not (x) the repayment of other borrowings or (y) expenditures incurred in connection with the expansion or increase in the transportation capacity of our fleet or investment capital expenditures; and

(2) the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures; provided, however, that disbursements made (including contributions to a member of Teekay Offshore Partners and its subsidiaries or disbursements on behalf of a member of Teekay Offshore Partners and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.

Shallow water:	Water with depths less than 1,000 feet.

Short-term charter:	A charter for a term less than five years.

Shuttle tanker:	A dynamically-positioned vessel generally between 80,000 and 150,000 dwt in size that contains sophisticated equipment designed to transport oil from offshore production platforms or FPSO units or FSO units to onshore storage and refinery facilities, often in harsh weather conditions.

SOLAS:	International Convention for Safety of Life at Sea, which provides, among other things, rules for the construction and equipment of commercial vessels.

Spot market:	The market for chartering a vessel for single voyages.

Subordination period:	The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

(a) the first day of any quarter beginning after December 31, 2009 for which:

(1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis, and the related distribution on the general partner interest in Teekay Offshore Partners; and

(3) there are no outstanding cumulative common unit arrearages.

(b) the date on which the general partner is removed as general partner of Teekay Offshore Partners upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal;

provided, however, that subordinated units may convert into common units before December 31, 2009 as described in “How We Make Cash Distributions — Subordination Period.”

Taut hawser operation:	A shuttle tanker operation in which a cable or rope, sometimes supported by a tug vessel, is connected to the vessel’s export system, pulling the tanker backwards until taut.

Time charter:	A charter in which the charterer pays for the use of a ship’s cargo capacity for a specified period of time. The owner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage as directed by the charterer. The charterer usually pays for bunkering and all voyage-related expenses, including canal tolls and port charges.

VOC:	Volatile Organic Compounds. The common term for vaporized crude oil that is formed and emitted during offshore loading operations involving shuttle tankers.

Voyage charter:	A charter in which the charterer pays for the use of a ship’s cargo capacity for one, or sometimes more than one, voyage between specified ports. Under this type of charter, the ship owner pays all the operating costs of the ship (including bunker fuel, canal and port charges, pilotage, towage and ship’s agency) while payment for cargo handling charges are subject of agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

Working capital borrowings:	Borrowings used exclusively for working capital purposes or to pay distributions to partners made pursuant to a credit facility, commercial paper facility or other similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from other than additional working capital borrowings.

7,000,000 Common Units
Representing Limited Partner Interests
Teekay Offshore Partners L.P.

PROSPECTUS
December 13, 2006

Citigroup	Merrill Lynch & Co.

Morgan Stanley
A.G. Edwards
Deutsche Bank Securities
Raymond James
Simmons & Company
International
DnB NOR Markets
Fortis Securities

        Until January 7, 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.